Exhibit 99.1

CONSOL Energy Inc. 1000 CONSOL Energy Drive, Canonsburg, PA 15317-6506 T (724) 485-4000 www.consolenergy.com

Dear CONSOL Stockholders:

In December 2016, we announced our intention to separate CONSOL Energy Inc. (ParentCo) into two independent, publicly traded companies: a coal company and a natural gas exploration and production (E&P) company. This separation provides current stockholders ownership in two leading and focused companies, each positioned to capitalize on distinct opportunities for growth and profitability, and has been approved by our Board of Directors. The coal company will include our Pennsylvania Mining Complex (PAMC), our ownership interest in CNX Coal Resources LP (CNXC), our marine terminal at the Baltimore Port, our undeveloped coal reserves located in the Northern Appalachian, Central Appalachian and Illinois basins and certain related coal assets and liabilities (collectively, the Coal Business). The Coal Business is held by CONSOL Mining Corporation (CoalCo), which is currently a wholly owned subsidiary of ParentCo. The E&P company will include developed and undeveloped oil and gas properties, both leased and owned in fee, located primarily in Appalachia (Pennsylvania, West Virginia, Ohio and Virginia), with a primary focus in the continued development of Marcellus Shale acreage and the delineation and development of Utica Shale acreage, along with certain water services and land resource management services (collectively, the Gas Business). The Gas Business is held through subsidiaries of ParentCo separate from CoalCo.

Management believes that the separation and spin-off of the Coal Business will:

-	improve business and operational decision-making and strategic and management focus for each respective business;
-	improve each company’s ability to attract, retain and incentivize employees;
-	improve the Gas Business’s access to capital, while eliminating competition for capital among the two businesses; and
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by creating an independent equity structure for each business, improve the understanding of each business in the capital and investor markets, lead to a stronger, more focused investor base for each business, allow each company to use its stock as consideration for acquisitions and enhance the value of its equity-based compensation programs, thereby enabling each business to more fully realize its value.

To implement the separation, ParentCo currently plans to distribute all of the outstanding shares of CoalCo common stock on a pro rata basis to ParentCo stockholders. Each ParentCo stockholder will receive one share of CoalCo common stock for every eight shares of ParentCo common stock held by such stockholder of record as of the close of business on November 15, 2017, the record date, in a distribution that is intended to qualify as generally tax-free to the ParentCo stockholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares. No fractional shares of CoalCo common stock will be issued. If you would otherwise have been entitled to receive a fractional share of common stock in the distribution, you will receive the net cash proceeds of the sale of such fractional share instead.

In conjunction with the separation, CoalCo will apply for authorization to list its common stock on the New York Stock Exchange under the symbol “CEIX.” Upon completion of the separation, each ParentCo stockholder as of the record date will continue to own shares of ParentCo and will own a pro rata share of the outstanding shares of common stock of CoalCo. The CoalCo common stock will be issued in book-entry form only, which means that no physical share certificates will be issued. No vote of ParentCo stockholders is required for the distribution.

You do not need to take any action to receive shares of CoalCo common stock to which you are entitled as a ParentCo stockholder, and you do not need to pay any consideration or surrender or exchange your ParentCo common stock. I invite you to read the enclosed information statement, which describes the spin-off in detail and provides other important business and financial information about CoalCo.

We believe the separation provides tremendous opportunities for our businesses and our stockholders, as we work to continue to build long-term shareholder value. Thank you for your continued support of CONSOL Energy and your future support of CoalCo.

Very truly yours,

Nicholas J. DeIuliis

President and Chief Executive Officer

CONSOL Mining Corporation 1000 CONSOL Energy Drive, Canonsburg, PA 15317-6506 T (724) 485-4000

Dear Future CONSOL Mining Corporation Stockholder:

I am excited to welcome you as a future stockholder of CONSOL Mining Corporation (CoalCo), a U.S.-based coal company focused on safely and compliantly producing and selling high-quality bituminous coal from the Northern Appalachian Basin. Our company and its predecessors have been successfully mining coal, primarily in Northern Appalachia, since 1864. We have established ourselves as a leading coal producer in the eastern United States due to our demonstrated ability to efficiently produce and deliver large volumes of high-quality coal with a low cost structure, the strategic location of our mines, our unique marketing strategy, and the industry experience of our management team.

CoalCo will own and operate the Pennsylvania Mining Complex (PAMC), which consists of three underground mines - Bailey, Enlow Fork, and Harvey - and related infrastructure. The PAMC has an annual production capacity of 28.5 million tons, and it controls approximately 767 million tons of proven and probable reserves (as of December 31, 2016). Coal from the PAMC can be sold domestically or abroad, as either high-Btu thermal coal or high-volatile crossover metallurgical coal. The complex includes five longwalls and 15-17 continuous miner sections, which allow us to mine large quantities of coal while maintaining a very competitive cost structure. In addition, CoalCo will own and operate the CNX Marine Terminal, which is located on 200 acres in the Port of Baltimore and gives us access to the seaborne markets for exporting thermal and metallurgical coal. The terminal has a throughput capacity of 15 million tons per year, and it is the only coal marine terminal on the East Coast to be served by two rail lines – Norfolk Southern and CSX Transportation. Our management team has decades of experience in developing, operating, and expanding large-scale coal mining operations using the latest technology. Over the last several years, we have created a diversified portfolio of top-performing, environmentally-controlled, rail-served power plant customers in our core market areas in the eastern United States, while also opportunistically participating in the export and crossover metallurgical markets and employing a flexible operating strategy focused on delivering strong cash flows.

The assets of CoalCo, and the team that operates them, have consistently generated significant amounts of free cash flow and have withstood the recent volatility in the coal markets. The separation of CoalCo from ParentCo provides a new opportunity in that CoalCo will now be able to capitalize on its own free cash flow generation and strategic vision to build value for the CoalCo shareholders. Management intends to accomplish this by judiciously selecting from several options, including capitalizing on organic growth opportunities that exist within PAMC and the 1.6 billion tons of additional greenfield reserves that we control, pursuing acquisitions or other business arrangements that complement our operations and expertise, returning capital to our shareholders through dividends or share repurchases, or repaying any outstanding indebtedness. The separation from the combined E&P and coal entity will enable the CoalCo management team to foster its strategic goals and enhance value per share.

In connection with the separation, CoalCo will be renamed CONSOL Energy Inc., and we intend to list CoalCo’s common stock on the New York Stock Exchange under the symbol “CEIX.”

As we prepare to become a standalone company, we look to build upon our rich heritage, ready to seize the future and excel.

Sincerely,

James Brock

Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated November 1, 2017

INFORMATION STATEMENT

CONSOL Mining Corporation

This information statement is being furnished to the holders of common stock of CONSOL Energy Inc. (ParentCo) in connection with the distribution by ParentCo to its stockholders of all of the outstanding shares of common stock of CONSOL Mining Corporation (CoalCo or We). CoalCo is a wholly owned subsidiary of ParentCo that was formed to hold and operate ParentCo’s Pennsylvania Mining Operations (PAMC) and certain related coal assets, including ParentCo’s ownership interest in CNX Coal Resources LP (CNXC), which owns a 25% stake in PAMC, ParentCo’s terminal operations at the Port of Baltimore (the CNX Marine Terminal), undeveloped coal reserves and certain related coal assets and liabilities (collectively, the Coal Business). The Coal Business focuses primarily on the extraction, preparation and sale of coal in the Appalachian Basin. To implement the separation, ParentCo currently plans to distribute all of the outstanding shares of CoalCo common stock on a pro rata basis to ParentCo stockholders in a distribution that is intended to qualify as generally tax-free to the ParentCo stockholders for United States (U.S.) federal income tax purposes, except with respect to any cash received in lieu of fractional shares. We refer to the pro rata distribution of our common stock as the “distribution.”

The distribution is subject to certain conditions, as described in this information statement. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.

For every eight shares of common stock of ParentCo held of record by you as of the close of business on November 15, 2017, the record date for the distribution, you will receive one share of CoalCo common stock. You will receive cash in lieu of any fractional shares of CoalCo common stock that you would have received after application of the above ratio. We expect the shares of CoalCo common stock to be distributed by ParentCo to you on November 28, 2017. We refer to the date of the distribution of CoalCo common stock as the “distribution date.” Until the separation occurs, CoalCo will be a wholly owned subsidiary of ParentCo and consequently, ParentCo will have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date.

No vote of ParentCo stockholders is required to effect the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send ParentCo a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of ParentCo common stock or take any other action to receive your shares of CoalCo common stock.

CoalCo was organized as a Delaware corporation on June 21, 2017. ParentCo currently owns all of the outstanding equity of CoalCo. Accordingly, there is no current trading market for CoalCo common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution. We expect “regular-way” trading of CoalCo common stock to begin on the first trading day following the distribution date. As discussed under “The Separation and Distribution—Trading Between the Record Date and the Distribution Date,” if you sell your ParentCo common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of CoalCo common stock in connection with the separation and distribution. CoalCo will change its name to CONSOL Energy Inc., and intends to have its common stock authorized for listing on the New York Stock Exchange (the NYSE) under the symbol “CEIX.” ParentCo will be renamed “CNX Resources Corporation” and will retain its current stock symbol “CNX” in connection with the separation.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 1.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

References in this information statement to specific codes, legislation or other statutory enactments are to be deemed as references to those codes, legislation or other statutory enactments, as amended from time to time.

The date of this information statement is            , 2017.

This information statement was first made available to ParentCo stockholders on or about             , 2017.

Presentation of Information

Unless the context otherwise requires:

•

The information included in this information statement about CoalCo, including the Combined Financial Statements of CoalCo, which primarily comprise the assets and liabilities of ParentCo’s Pennsylvania Mining Complex (PAMC) and certain related coal assets, including ParentCo’s ownership interest in CNX Coal Resources LP (CNXC), which owns a 25% stake in PAMC, ParentCo’s terminal operations at the Port of Baltimore (the CNX Marine Terminal), undeveloped coal reserves and certain other coal-related assets and liabilities (collectively, the Coal Business), assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.

•

References in this information statement to the “Pennsylvania Mining Complex” or “PAMC” refers to coal mines, coal reserves and related assets and operations, located primarily in southwestern Pennsylvania and owned 75% by ParentCo and 25% by CNXC.

•

References in this information statement to “CoalCo,” “we,” “our,” “us,” “our company” and “the company” refer to CONSOL Mining Corporation, a Delaware corporation and its subsidiaries, after giving effect to the separation and distribution.

•

References in this information statement to “ParentCo” refer to CONSOL Energy Inc., a Delaware corporation, and its consolidated subsidiaries, including CoalCo and the Coal Business prior to completion of the separation.

•

References in this information statement to “GasCo” refer to ParentCo after the completion of the separation and the distribution, in connection with which ParentCo will change its name to CNX Resources Corporation, and at which time its business will comprise the oil and natural gas exploration and production (E&P) business, focused on Appalachian area natural gas and liquids activity, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin (collectively the Gas Business).

•

References in this information statement to the “separation” refer to the separation of the Coal Business from ParentCo’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, CoalCo, to hold the assets and liabilities associated with the Coal Business after the distribution.

•

References in this information statement to the “distribution” refer to the distribution of CoalCo’s issued and outstanding shares of common stock to ParentCo stockholders as of the close of business on the record date for the distribution.

•	References in this information statement to CoalCo’s per share data assume a distribution ratio of one share of CoalCo common stock for every eight shares of ParentCo common stock.

•

References in this information statement to CoalCo’s historical assets, liabilities, products, businesses or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Coal Business as the business was conducted as part of ParentCo prior to the completion of the separation.

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Industry Information

Unless indicated otherwise, the information concerning our industry contained in this information statement is based on CoalCo’s general knowledge of and expectations concerning the industry. CoalCo’s market position, market share and industry market size are based on estimates using CoalCo’s internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions. Industry publications and surveys generally state that the information contained therein has been obtained from sources that are believed to be reliable. While we have not been able to independently verify data from industry analyses, we believe based on management’s knowledge that such information is sufficient and reliable for purposes of its inclusion within this information statement. Further, CoalCo’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is CoalCo and why is ParentCo separating CoalCo’s business and distributing CoalCo stock?

CoalCo, currently a wholly owned subsidiary of ParentCo, was formed on June 21, 2017 to own and operate ParentCo’s Coal Business. The separation of CoalCo from ParentCo and the distribution of CoalCo common stock are intended, among other things, to (1) result in improved business and operational decision-making and greater strategic and management focus for each respective business; (2) improve each company’s ability to attract, retain and incentivize employees; (3) improve access to capital for each business while eliminating competition for capital; and (4) create an independent equity structure for each business, resulting in an improved understanding of each business in the capital and investor markets, and a stronger, more focused investor base for each business. We believe that the separation will allow each business to more fully realize its value, and each company to use its stock as consideration for acquisitions and enhance the value of its equity-based compensation programs. ParentCo expects that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?

ParentCo is delivering this document to you because you hold shares of ParentCo common stock. If you are a holder of shares of ParentCo common stock as of the close of business on November 15, 2017, the record date of the distribution, you will be entitled to receive one share of CoalCo common stock for every eight shares of ParentCo common stock that you hold at the close of business on such date, resulting in a distribution of all of the outstanding shares of CoalCo common stock (without accounting for cash to be issued in lieu of fractional shares). This document will help you understand how the separation and distribution will affect your post-separation ownership in GasCo and CoalCo.

How will the separation of CoalCo from ParentCo work?

As part of the separation, and prior to the distribution, ParentCo and its subsidiaries expect to complete an internal restructuring in order to transfer to CoalCo the assets and liabilities associated with the Coal Business that CoalCo will own following the separation. To accomplish the separation, ParentCo will, following the internal restructuring, distribute to its stockholders all of our common stock. Following the separation, the number of shares of ParentCo common stock you own will not change as a result of the separation.

What is the record date for the distribution?	The record date for the distribution will be November 15, 2017.

When will the distribution occur?

We expect that the shares of CoalCo common stock will be distributed by ParentCo at 11:59 p.m., Eastern Time, on November 28, 2017, to holders of record of shares of ParentCo common stock at the close of business on November 15, 2017, the record date for the distribution.

What do stockholders need to do to participate in the distribution?

Stockholders of ParentCo as of the record date for the distribution will not be required to take any action to receive CoalCo common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of ParentCo common stock, or take any other action to receive your shares of CoalCo common stock. Please do not send in your ParentCo stock certificates. The distribution will not affect the number of outstanding shares of ParentCo common stock or any rights of ParentCo stockholders, although it will affect the market value of each outstanding share of ParentCo common stock.

How will shares of CoalCo common stock be issued?

You will receive shares of CoalCo common stock through the same channels that you currently use to hold or trade shares of ParentCo common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of CoalCo shares will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of ParentCo common stock as of the close of business on the record date for the distribution, including shares owned in certificate form, ParentCo, with the assistance of Computershare Trust Company, N.A. (Computershare), the distribution agent, will electronically distribute shares of CoalCo common stock to you or to your brokerage firm on your behalf in book-entry form. Computershare will mail you a book-entry account statement that reflects your shares of CoalCo common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of CoalCo common stock will I receive in the distribution?

ParentCo will distribute to you one share of CoalCo common stock for every eight shares of ParentCo common stock held by you as of close of business on the record date for the distribution. Based on approximately 224.4 million shares of ParentCo common stock outstanding as of October 31, 2017, and applying the distribution ratio (without accounting for cash to be issued in lieu of fractional shares), a total of approximately 28.0 million shares of CoalCo common stock will be distributed to ParentCo’s stockholders. For additional information on the distribution, see “The Separation and Distribution.”

Will CoalCo issue fractional shares of its common stock in the distribution?

No. CoalCo will not issue fractional shares of its common stock in the distribution. Fractional shares that ParentCo stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by Computershare. The net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution?

The distribution is subject to the satisfaction (or waiver by ParentCo in its sole discretion) of the following conditions, among others:

•    the U.S. Securities and Exchange Commission (the SEC) declaring effective the registration statement of which this information statement forms a part; there being no order suspending the effectiveness of the registration statement in effect; and no proceedings for such purposes having been instituted or threatened by the SEC;

•    the mailing of this information statement or a notice of Internet availability of this information statement to ParentCo stockholders;

•    the receipt by ParentCo of a private letter ruling from the Internal Revenue Service (the IRS), which was received on October 16, 2017, and one or more opinions of its tax advisors, in each case satisfactory to the ParentCo Board of Directors, regarding certain U.S. federal income tax matters relating to the separation and distribution, including, with respect to the opinion of Wachtell, Lipton, Rosen & Katz, to the effect that the distribution will be a transaction described in Section 355(a) of the Internal Revenue Code (the Code);

•    the internal reorganization having been completed and the transfer of assets and liabilities of the Coal Business from ParentCo to CoalCo, and the transfer of certain assets and liabilities of the Gas Business from CoalCo to ParentCo, having been completed in accordance with the separation and distribution agreement;

•    the receipt of one or more opinions from an independent appraisal firm to the ParentCo Board of Directors as to the solvency of ParentCo and CoalCo after the completion of the distribution, in each case in a form and substance acceptable to the ParentCo Board of Directors in its sole and absolute discretion;

•    all actions necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rule and regulations thereunder having been taken or made and, where applicable, having become effective or been accepted;

•    the execution of certain agreements contemplated by the separation and distribution agreement;

•    no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;

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•    the shares of CoalCo common stock to be distributed having been accepted for listing on the NYSE, subject to official notice of distribution;

•    CoalCo having entered into the financing arrangements described under “Description of Material Indebtedness” and ParentCo being satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it will have no further liability under such arrangements;

•    ParentCo having received $425 million in cash from CoalCo; and

•    no other event or development existing or having occurred that, in the judgment of ParentCo’s Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and the other related transactions.

ParentCo and CoalCo cannot assure you that any or all of these conditions will be met, or that the separation will be consummated even if all of the conditions are met. ParentCo can decline at any time to go forward with the separation. In addition, ParentCo may waive any of the conditions to the distribution. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation?

The completion and timing of the separation are dependent upon a number of conditions. We expect that the shares of CoalCo common stock will be distributed by ParentCo at 11:59 p.m., Eastern Time, on November 28, 2017, to the holders of record of shares of ParentCo common stock at the close of business on November 15, 2017, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met, by November 28, 2017 or at all.

Will CoalCo and ParentCo be renamed in conjunction with the Separation?

Yes. In connection with the separation, CoalCo will change its name to CONSOL Energy Inc. and will apply for authorization to list its common stock on the NYSE under the symbol “CEIX.” ParentCo will change its name to CNX Resources Corporation and will retain its current stock symbol “CNX” on the NYSE.

Can ParentCo decide to cancel the distribution of CoalCo common stock even if all the conditions have been met?	Yes. Until the distribution has occurred, ParentCo has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my ParentCo common stock or my CoalCo common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of ParentCo common stock?

Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, we expect that there will be two markets in ParentCo common stock: a “regular-way” market and an “ex-distribution” market. ParentCo common stock that trades in the “regular-way” market will trade with an entitlement to shares of CoalCo common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to CoalCo common stock distributed pursuant to the distribution. If you decide to sell any shares of ParentCo common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your ParentCo common stock with or without your entitlement to CoalCo common stock pursuant to the distribution.

Where will I be able to trade shares of CoalCo common stock?

CoalCo intends to apply for authorization to list its common stock on the NYSE under the symbol “CEIX.” CoalCo anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to and through the distribution date, and that “regular-way” trading in CoalCo common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell CoalCo common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. CoalCo cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of ParentCo common stock?

ParentCo common stock will continue to trade on the NYSE after the distribution under its current stock symbol “CNX.” ParentCo will be renamed CNX Resources Corporation upon completion of the separation and distribution.

Will the number of shares of ParentCo common stock that I own change as a result of the distribution?	No. The number of shares of ParentCo common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my ParentCo common stock?

Yes. As a result of the distribution, ParentCo expects the trading price of shares of GasCo common stock immediately following the distribution to be different from the “regular-way” trading price of ParentCo shares immediately prior to the distribution because the trading price will no longer reflect the value of the Coal Business. There can be no assurance whether the aggregate market value of the GasCo common stock and the CoalCo common stock following the separation will be higher or lower than the market value of ParentCo common stock if the separation did not occur. This means, for example, that the combined trading prices of eight shares of GasCo common stock and one share of CoalCo common stock after the distribution may be equal to, greater than or less than the trading price of eight shares of ParentCo common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation and the distribution?	It is a condition to the distribution that ParentCo receive a private letter ruling from the IRS, which was received October 16, 2017, and one or more opinions of its tax advisors, in each case satisfactory to the ParentCo Board of Directors, regarding certain U.S. federal income tax matters relating to the separation and distribution, including, with respect to the opinion of Wachtell, Lipton, Rosen & Katz, to the effect that the distribution will be a transaction described in Section 355(a) of the Code. Accordingly, it is expected that you generally will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of CoalCo common stock pursuant to the distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of CoalCo common stock.

You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

What will CoalCo’s relationship be with GasCo following the separation?

Following the distribution, ParentCo stockholders will own all of the outstanding shares of CoalCo common stock, and CoalCo will be a separate company from ParentCo. CoalCo will enter into a separation and distribution agreement with ParentCo to effect the separation and to provide a framework for CoalCo’s relationship with GasCo after the separation, and will enter into certain other agreements, including but not limited to a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement and other agreements related to operations of CoalCo post-separation. These agreements will provide for the allocation between CoalCo and GasCo of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of ParentCo and its subsidiaries attributable to periods prior to, at and after CoalCo’s separation from ParentCo and will govern the relationship between CoalCo and GasCo subsequent to the completion of the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

Who will manage CoalCo after the separation?

Led by James Brock, CoalCo’s management team will possess deep knowledge of, and extensive experience in, the coal industry generally. For more information regarding CoalCo’s directors and management, see “Management” and “Board of Directors Following the Separation.”

Are there risks associated with owning CoalCo common stock?

Yes. Ownership of CoalCo common stock is subject to both general and specific risks relating to CoalCo’s business, the coal industry in which it operates, its ongoing contractual relationships with GasCo and its status as a separate, publicly traded company. Ownership of CoalCo common stock is also subject to risks relating to the separation. Certain of these risks are described in the “Risk Factors” section of this information statement, beginning on page 1. We encourage you to read that section carefully.

Does CoalCo plan to pay dividends?

The declaration and payment of any dividends in the future by CoalCo with respect to the common stock will be subject to the sole discretion of our Board of Directors and will depend upon many factors. See “Dividend Policy.”

How will equity-based and other long-term incentive compensation awards held by ParentCo employees be affected as a result of the separation?

The currently anticipated treatment of equity-based and other long-term incentive compensation awards that may be held by our named executives as of the time of separation is discussed under the section entitled, “The Separation and Distribution— Treatment of Equity-Based Compensation.” Additional information regarding the treatment of such awards is included in the Employee Matters Agreement, the form of which is filed as Exhibit 2.3.

Will CoalCo incur any indebtedness prior to or at the time of the distribution?

Subject to market conditions and other factors, prior to or concurrent with the separation, CoalCo intends to secure new borrowings from third-party financing sources, a portion of which is anticipated to be distributed to GasCo. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to Our Business.”

Who will be the distribution agent for the distribution and transfer agent and registrar for CoalCo common stock?

The distribution agent, transfer agent and registrar for the CoalCo common stock will be Computershare Trust Company, N.A. For questions relating to the transfer or mechanics of the stock distribution, you should contact Computershare toll free at 1-800-622-6757 or non-toll free at 1-781-575-2879.

Where can I find more information about ParentCo and CoalCo?

Before the distribution, if you have any questions relating to ParentCo’s business performance, you should contact:

CONSOL Energy Inc.

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

Attention: Investor Relations

After the distribution, CoalCo stockholders who have any questions relating to CoalCo’s business performance should contact CoalCo at:

CONSOL Energy Inc.

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

Attention: Investor Relations

The CoalCo investor website (www.consolenergy.com) will be operational on or around November 29, 2017. The CoalCo website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation or other information that may be important to you. To better understand the separation and distribution and CoalCo’s business and financial position, you should carefully review this entire information statement. Unless the context otherwise requires, the information included in this information statement about CoalCo, including the Combined Financial Statements of CoalCo, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “CoalCo,” “we,” “us,” “our,” “our company” and “the company” refer to CONSOL Mining Corporation, a Delaware corporation, and its subsidiaries. Unless the context otherwise requires, references in this information statement to “ParentCo” refer to CONSOL Energy Inc., a Delaware corporation, and its consolidated subsidiaries, including the Coal Business prior to completion of the separation and GasCo refers to the ParentCo entity and operations following the separation.

Unless the context otherwise requires, references in this information statement to our historical assets, liabilities, products, businesses or activities of our businesses are generally intended to refer to the historical assets, liabilities, products, businesses or activities of ParentCo’s Pennsylvania Mining Operations (PAMC), ParentCo’s ownership interest in CNX Coal Resources LP (CNXC) which owns a 25% stake in PAMC, the CNX Marine Terminal, and the undeveloped coal reserves located in the Northern Appalachian, Central Appalachian and Illinois basins (the Greenfield Reserves), as such operations were conducted as part of ParentCo prior to completion of the separation.

Our Company

We are a leading, low-cost producer of high-quality bituminous coal from the Northern Appalachian Basin (NAPP) with excellent access to major U.S. and international coal markets and a highly experienced management team. Our company and its predecessors have been mining coal, primarily in NAPP, since 1864. We are a leading producer of high-Btu thermal coal in the NAPP and the eastern United States due to our ability to efficiently produce and deliver large volumes of high-quality coal at competitive prices, the strategic location of our mines, and the industry experience of our management team.

We have the capacity to produce up to 28.5 million tons per year of thermal and crossover metallurgical coal from our PAMC, which consists of three highly productive, well-capitalized underground mines in the Pittsburgh No. 8 coal seam and the largest coal preparation plant in the United States. Coal from the PAMC is valued because of its high energy content (as measured in British thermal units, or Btu, per pound), relatively low levels of sulfur and other impurities, and strong thermoplastic properties that enable it to be used in metallurgical as well as thermal applications. We take advantage of these desirable quality characteristics and our extensive logistical network, which is directly served by both the Norfolk Southern and CSX railroads, to aggressively market our product to a broad base of strategically-selected, top-performing power plant customers in the eastern United States.

We also capitalize on the operational synergies afforded by our wholly-owned CNX Marine Terminal in the Port of Baltimore to export our coal to thermal and metallurgical end-users in Europe, Asia, South America, and Canada. Our operations, including the PAMC and the CNX Marine Terminal, have consistently generated strong free cash flows. The PAMC controls 766.7 million tons of high-quality Pittsburgh seam reserves (as of December 31, 2016), enough to allow for approximately 27 years of full-capacity production. In addition, we own or control approximately 1.6 billion tons of Greenfield Reserves in the eastern United States that could provide us with a solid growth platform in the future. Our vision is to maximize cash flow generation through the safe, compliant, and efficient operation of this world-class core asset base, while strategically reducing debt, returning capital through share buybacks or dividends, and when prudent, allocating capital toward compelling growth opportunities.

x

Our major assets include:

•	~90% economic ownership and full operational control of the PAMC, consisting of:
o	75% undivided interest in the PAMC;
o

~60% limited partner interest, a 1.7% general partner interest (reflecting 100% of the general partner units) and incentive distribution rights in CNX Coal Resources LP (referred to herein as CNXC), a growth-oriented master limited partnership formed in 2015 to manage and further develop our active coal operations in Pennsylvania, and which owns the remaining 25% stake in PAMC;

•	the CNX Marine Terminal; and
•	1.6 billion tons of Greenfield Reserves in NAPP, the Central Appalachian Basin (CAPP), and the Illinois Basin (ILB).

These assets and the diverse markets they serve provide robust flexibility for generating cash across a wide variety of demand and pricing scenarios. This flexibility begins with the low-cost structure and optionality afforded by our PAMC. The three mines at the PAMC, which include the Bailey, Enlow Fork, and Harvey mines, produce coal from the Pittsburgh No. 8 Coal Seam using longwall mining, a highly automated underground mining technique that produces large volumes of coal at lower costs compared to alternative mining methods. These three mines collectively operate five longwalls, and the production from all three mines is processed at a single, centralized preparation plant, which is connected via conveyor belts to each mine. The Bailey Central Preparation Plant, which can clean and process up to 8,200 raw tons of coal per hour, provides economies of scale while also maintaining the ability to segregate and blend coals based on quality. This infrastructure enables us to tailor our production levels and quality specifications to meet market demands. It also results in a highly productive, low-cost operation as compared to other NAPP coal mines. The PAMC was the most productive longwall operation in NAPP during 2015-2016, producing 6.77 tons of coal per employee hour, compared with an average of 4.94 tons per employee hour for all other currently-operating NAPP longwalls. As of June 30, 2017, productivity further increased from year-end 2016 results to 7.43 tons of coal per employee hour, compared with an average of 5.24 tons per employee hour for all other currently-operating NAPP longwalls. Our high productivity helps drive a low cost structure, which according to Wood Mackenzie was in the first quartile among NAPP coal mines in 2016. Our efficiency strengthens our margins throughout the commodity cycle, and has allowed us to continue to generate positive margins even in challenging pricing environments.

Coal from the PAMC is versatile in that it can be sold either domestically or abroad, in the thermal coal market or as a crossover product in the high-volatile metallurgical coal market. Domestically, we have a well-established and diverse blue chip customer base, the majority of which is comprised of domestic utility companies located across the eastern United States. In 2016, we shipped coal to 38 plants located in 18 eastern U.S. states. As of June 30, 2017, the PAMC is fully contracted for 2017. For 2018 and 2019, our contracted position as of October 9, 2017 is at 80% and 41%, respectively, assuming a 27 million ton coal sales volume. These committed and contracted sales positions represent the volumes that we currently expect our customers will take under our existing contracts in each of 2017 and 2018, given current market conditions. Certain of our sales contracts include provisions that allow our customers to nominate additional volumes at their option, to carry a portion of their committed tonnage over from one calendar year into a future year, or to increase or decrease their volume commitment for a given time period (e.g., year or quarter) within a specified tonnage range. Each of these provisions could have an impact within each contract, either positively or negatively, on the volume of coal that we are required to deliver under said contracts.

We also sell coal under both short-term and multi-year contracts (as well as in the spot market) that may contain base prices that are subject to pre-established price adjustments that reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which CoalCo’s customers operate, as adjusted for any factors set forth in the applicable contract. Such price adjustments, as well as “price reopener” or similar provisions in our multi-year coal sales contracts discussed above, may reduce the protection from coal price volatility traditionally provided by coal supply contracts. We believe our committed and contracted position is well-balanced in hedging against market downside risk while allowing us to continue to build out the customer portfolio strategically and opportunistically as the market evolves.

Going forward, we plan to continue to execute our sales strategy of targeting top-performing, environmentally-controlled, rail-served power plants in our core market areas in the eastern United States. Our top 15 domestic power plant customers in 2016, which accounted for 82% of our domestic power plant shipments that year, operated at a 15% higher capacity factor than other NAPP rail-served plants in 2016, and have consistently consumed more than 50 million tons of coal per year over the past five years. We have grown our share at these plants from 12% in 2011 to 32% in 2016, and we believe that we can continue to grow this share. Our customer plants consume coal from all four primary coal producing basins in the United States. However, we believe that we are favorably positioned to compete with producers from these basins primarily because of: (i) our significant transportation cost advantage compared to producers in the ILB and the Powder River Basin (PRB), which incur higher rail transportation rates to deliver coal to many of our core market areas in the eastern United States, (ii) our favorable operating environment compared to producers in CAPP, where production has been declining and is expected to continue to decline primarily due to the basin’s high cost production profile, reserve degradation and difficult permitting environment, and (iii) the attractive quality characteristics of our coal, which enable us to compete for demand from a broader range of coal-fired power plants as compared to (x) mining operations in basins that typically produce coal with a comparatively lower heat content, such as the ILB and PRB, (y) mining operations in basins that typically produce coal with a comparatively higher sulfur content, such as the ILB and most areas in NAPP, and (z) mining operations in basins that typically produce coal with a comparatively higher chlorine content, such as certain areas in the ILB.

The PAMC and our 100%-owned CNX Marine Terminal allow us to participate in the international thermal and metallurgical coal markets. The CNX Marine Terminal provides coal transshipments directly from rail cars to ocean-going vessels for both PAMC and third-party shippers, and is the only coal marine terminal on the East Coast served by two rail lines (Norfolk Southern and CSX). Located on 200 acres, the terminal has a throughput capacity of 15 million tons per year, as well as extensive blending capabilities and significant ground storage capacity of 1.1 million tons. In 2016, approximately 8.1 million tons of coal were shipped through the CNX Marine Terminal, with approximately 57% of that amount having been produced at our PAMC. The ability to serve both domestic and international markets with premium thermal and crossover metallurgical coal provides us with significant diversification and optionality, allowing us to pursue upside while helping to minimize both pricing and volume risk. Since 2014, our domestic thermal shipments from the PAMC have ranged from 17.3 to 22.8 million tons per year, our export thermal shipments have ranged from 2.1 to 4.4 million tons per year, and our export metallurgical shipments have ranged from 1.2 to 2.0 million tons per year. After accounting for PAMC tons, the CNX Marine Terminal still has significant surplus capacity that may be used to generate additional revenue by providing services to third parties.

Finally, the 1.6 billion tons of Greenfield Reserves that we control in NAPP, CAPP, and ILB, which are in addition to the substantial reserve base associated with PAMC, feature both thermal and metallurgical reserves.

Included among these are approximately 591 million tons and 377 million tons of contiguous greenfield reserves associated with the River Mine and Mason Dixon Mine projects, respectively, which are among the last remaining greenfield Pittsburgh No. 8 coal seam projects in the Northern Appalachian region. Also included are 26 million tons of low-volatile metallurgical coal reserves associated with our Itmann property, 40 million tons of high-volatile metallurgical coal reserves associated with our Martinka property, and 117 million tons of reserves associated with our Birch and Canfield properties that are classified as thermal but that have strong potential as a high-vol or crossover metallurgical product. Our Greenfield Reserves provide additional optionality for organic growth or monetization as market conditions allow.

Industry Overview and Market Outlook

Coal is an abundant and relatively inexpensive natural resource that continues to play a critical role in the electric power generation and steelmaking industries, both in the United States and globally. Coal quality largely depends upon rank (which correlates with heat content, with anthracite, bituminous, sub-bituminous and lignite coal representing the highest to lowest ranking, respectively), level of impurities (such as ash, sulfur, chlorine, and other non-hydrocarbon constituents), and the presence or absence of coking properties. Thermal coal, which is sometimes referred to as “steam” coal, is primarily used by electric utilities and independent power producers to generate electricity, while metallurgical coal, which is sometimes referred to as “coking” coal, is primarily used by steel companies to produce metallurgical coke for use in the steel making process. Coal is also used in certain other industrial processes, such as cement kilns, blast furnaces, and electric arc furnaces, as a source of energy or carbon.

Thermal coal consumption patterns are influenced by many factors, including the demand for electricity, power generation infrastructure, transportation costs, governmental and environmental regulations, and technological developments, as well as the location, availability and cost of other sources of energy such as natural gas, nuclear power, and renewable sources of electricity generation such as hydroelectric, wind, and solar power. Demand for metallurgical coal, on the other hand, is influenced primarily by the worldwide demand for steel. Thermal coal produced in NAPP, where the PAMC is located, is marketed primarily to electric utilities in the eastern United States, as they tend to prefer to source coal with higher heat content at the lowest all-in cost.

Coal accounts for approximately 89% of U.S. fossil energy reserves on a Btu basis, according to the National Mining Association. According to the 2017 BP Statistical Review published in June 2017 (the BP Statistical Review), worldwide proven coal reserves totaled approximately 1,139 billion metric tons at 2016 year end. The United States has the largest proven reserve base in the world with approximately 252 billion metric tons, or 22.1% of total world proven coal reserves. According to the BP Statistical Review, U.S. coal reserves represent over 380 years of domestic supply based on 2016 production rates.

Coal is a major contributor to the world’s energy supply. According to the BP Statistical Review, coal represented approximately 28% of the world’s primary energy consumption in 2016, including approximately 16% and 49% of the regional energy consumption of the United States and the Asia Pacific Region, respectively.

In the United States, in particular, thermal coal continues to be an abundant, low-cost resource. A substantial portion of the power generation infrastructure in the United States remains coal-fired. Although recent environmental regulations together with low-cost natural gas and the subsidized buildout of renewable energy sources have eroded coal’s predominant market share, thermal coal is expected to remain a core fuel for electricity generation. Coal’s share of the U.S. electric power generation mix fell from 39% in 2014 to 30% in 2016, largely as a result of the aforementioned factors and abnormally mild winter weather in 2015-2016, which put additional downward pressure on gas and power prices. However, the U.S. Energy Information Administration (EIA) projects in its 2017 Annual Energy Outlook that coal’s share of the generation mix will rebound from 30% to 32% in 2021, while gas’s share declines from 35% to 28%, driven largely by rising gas prices and the prospects of a more favorable policy stance under the current U.S. presidential administration. The expectation of rising gas prices is supported by EIA’s prediction that annual U.S. net exports of natural gas will grow by 4.6 Tcf from 2016-2021, and industrial demand for natural gas will grow by 0.8 Tcf, while production grows by just 4.4 Tcf.

Globally, thermal coal demand from new generating capacity is expected to remain robust, particularly in the seaborne market. According to AME’s Q2 2017 Export Thermal Coal Strategic Market Study (AME Q2 2017 Thermal Coal Study), global seaborne thermal coal demand is forecast to grow at a CAGR of 2.6% between 2016 and 2030, slowing from the 4.4% CAGR witnessed between 2007 and 2016. Although China’s government has communicated an intention to reduce its economy’s carbon intensity through greater energy efficiency and a more diversified energy mix, this is offset by India’s seaborne thermal coal demand, which is forecasted to grow at a CAGR of 4.5% between 2016 and 2030 due to robust infrastructure development and industrialization. AME expects India to be the largest source of demand for seaborne thermal coal by 2030 at approximately 20% of total global demand, as compared to approximately 15% in 2016. Moreover, electrification in other rapidly growing Southeast Asian countries is expected to serve as an additional strong source of future thermal coal demand due to coal’s cost-competitiveness relative to other fuels. As a result, according to the AME Q2 2017 Thermal Coal Study, thermal coal’s share of total primary energy demand globally is expected to remain relatively constant through 2030 at approximately 29%. As the long-term global demand for thermal coal in the Asia Pacific region continues to rise, however, use of low-quality thermal coal in those markets is expected to become increasingly less desirable as consumers continue to push for higher efficiencies and lower emissions. This interplay is expected to benefit U.S. coal exports, and we believe that it will especially benefit exports of coal from NAPP because of its high Btu content and its favorable access to export infrastructure.

In the seaborne metallurgical coal markets, on the other hand, persistent oversupply in recent years began to subside in 2016 due to a number of international developments impacting both demand and supply. Most importantly, in China, the combination of a stimulus package released by the Chinese government in early 2016 and supply side reforms restricting domestic coal mines to 276 days of operations (down from 330 days) resulted in a sharp increase in Chinese imports of metallurgical coal. According to AME’s Q2 2017 Export Metallurgical Coal Strategic Market Study (AME Q2 2017 Met Coal Study), Chinese imports of metallurgical coal increased 25% in 2016 compared to 2015 to reach 60.0 million metric tons. Coupled with weather-related production issues in Australia, hard coking coal prices reached the highest levels since 2011.

Coking coal prices have receded somewhat since their recent spike as supply has begun to return to the market from China and Australia. Nevertheless, the market is expected to remain well supported on the back of an expected growth in global demand for seaborne metallurgical coal from 2016 to 2030 at a CAGR of approximately 3.2%, according to AME’s Q2 2017 Met Coal Study. This trend is underpinned by the robust growth expected out of India, at a CAGR of approximately 7.8% from 2016-2030 according to AME, making the country the largest importer of metallurgical coal by 2023. Due to the strategic location and quality of its coal reserves, we believe NAPP coal is among the best-suited in the U.S. to take advantage of this expected uptick in global seaborne metallurgical coal demand.

Our Core Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

Focus on free cash flow generation supported by industry-leading margins and optimized production levels

We intend to continue our focus on maintaining high margins by optimizing production from our high-quality reserves and leveraging our extensive logistics infrastructure and broad market reach. The PAMC’s low-cost structure, high-quality product, favorable access to rail and port infrastructure, and diverse base of end-use customers allow it to move large volumes of coal at positive cash margins throughout a variety of market conditions. For example, despite challenging domestic market conditions in 2016, which caused total U.S. coal production to fall by 19% year-on-year, PAMC managed to grow production by 8%. For the year ended December 31, 2016, the PAMC generated an average cash margin per ton of $15.22 compared to the median cash margin per ton of $9.97 generated by other coal companies for domestic bituminous thermal coal operations, based on management review of publicly available data for the year ended December 31, 2016. Through our recent capital investment program, we have optimized our mining operations and logistics infrastructure to sustainably drive down our cash operating costs. Furthermore, our significant portfolio of multi-year, committed and priced contracts with our longstanding customer base will enhance our ability to sustain high margins in varied commodity price environments. We believe that these factors will help enable us to maintain higher margins per ton on average than our competitors and better position us to maintain profitability throughout commodity price cycles.

Extensive, High-Quality Reserve Base

The PAMC has extensive high-quality reserves of bituminous coal. We mine our reserves from the Pittsburgh No. 8 Coal Seam, which is a large contiguous formation of uniform, high-Btu coal that is ideal for high productivity, low-cost longwall operations. As of December 31, 2016, the PAMC included 766.7 million tons of proven and probable coal reserves that are sufficient to support at least 27 years of full-capacity production. The advantageous qualities of our coal enable us to compete for demand from a broader range of coal-fired power plants compared to mining operations in basins that typically produce coal with a comparatively lower heat content (ILB and PRB), higher sulfur content (ILB and most areas in NAPP) and higher chlorine content (certain areas of ILB). Our remaining reserves have an average as-received gross heat content of 12,970 Btu/lb (on an as-received basis), while production from the PRB, ILB, CAPP, and the rest of NAPP averages approximately 8,700 Btu/lb, 11,400 Btu/lb, 12,300 Btu/lb, and 12,400 Btu/lb, respectively (based on the average quality reported by EIA for U.S. power plant deliveries for the three years ended June 30, 2017). Moreover, our remaining reserves have an average sulfur content of 2.38% (on an as-received basis), while production from the Illinois Basin averages ~2.9% sulfur and production from the rest of NAPP averages ~3.3% sulfur (again based on EIA power plant delivery data for the three years ended June 30, 2017). With our high Btu content and low-cost structure, our 2016 total costs averaged $1.32 per mmBtu, which is lower than any monthly average Louisiana Henry Hub natural gas spot price during the past 20+ years, and provides a strong foundation for competing against natural gas even after accounting for differences in delivered costs and power plant efficiencies. In addition to the substantial reserve base associated with the PAMC, our 1.6 billion tons of Greenfield Reserves in NAPP, CAPP, and ILB feature both thermal and metallurgical reserves and provide additional optionality for organic growth or monetization as market conditions allow.

World-Class, Well-Capitalized, Low-Cost Longwall Mining Complex

Since 2006, we have invested over $2.0 billion at the PAMC ($1.4 billion of which has been invested in the past five years) to develop technologically advanced, large-scale longwall mining operations and related production and logistics infrastructure. We also have permanently sealed off 85 square miles of already-mined area, reducing the active areas of the mine to just 24.4 square miles and significantly limiting the area that we must ventilate and maintain. As a result, the PAMC is the most productive and efficient coal mining complex in NAPP, averaging 6.77 tons of coal production per employee hour in 2015-2016, compared to 4.94 tons of coal production per employee hour for other currently-operating NAPP longwall mines. As of June 30, 2017, productivity further increased from year-end 2016 results to 7.43 tons of coal per employee hour, compared with an average of 5.24 tons per employee hour for all other currently-operating NAPP longwalls. We believe our substantial capital investment in the PAMC will enable us to maintain high production volumes, low operating costs and a strong safety and environmental compliance record, which we believe are key to supporting stable financial performance and cash flows throughout business and commodity price cycles. As a result, we expect to be able to mine the remaining 27+ years of reserves at the PAMC with only maintenance-of-production levels of capital expenditure.

Strategically Located Mining Operations with Advanced Distribution Capabilities and Excellent Access to Key Logistics Infrastructure

Our logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with operational and marketing flexibility, reduce the cost to deliver coal to our core markets, and allow us to realize higher netback prices. We believe that we have a significant transportation cost advantage compared to many of our competitors, particularly producers in the ILB and PRB, for deliveries to customers in our core markets and to East Coast ports for international shipping. For example, based on publicly available data and internal estimates, we believe that the transportation cost advantage from our mines compared to ILB mines (not accounting for Btu differences) is approximately $3 to $8 per ton for coal delivered to foreign consumers in Europe and India, $4 to $8 per ton for coal delivered to domestic customers in the Carolinas, and an even more pronounced cost advantage for coal delivered to domestic customers in the mid-Atlantic states. Our ability to accommodate multiple unit trains at the Bailey Central Preparation Plant, which includes a dual-batch loadout facility capable of loading up to 9,000 tons of clean coal per hour and 19.3 miles of track with three sidings, allows for the seamless transition of locomotives from empty inbound trains to fully loaded outbound trains at our facility. Furthermore, the PAMC has among the best access to export infrastructure in the United States. Through our 100%-owned CNX Marine Terminal, served by both the Norfolk Southern and CSX railroads, we are able to participate in the world’s seaborne coal markets with premium thermal and crossover metallurgical coal, providing tremendous optionality.

Strong, Well-Established Customer Base Supporting Contractual Volumes

We have a well-established and diverse blue chip customer base, comprised primarily of domestic electric-power-producing companies located in the eastern United States. We have had success entering into multi-year coal sales agreements with our customers due to our longstanding relationships, reliability of production and delivery, competitive pricing and high coal quality. About 90% of our sales in 2016 were to customers that were in our 2015 portfolio, and each of our top 15 domestic power plant customers in 2016 have been in our portfolio for at least three consecutive years. In addition, to mitigate our exposure with respect to coal-fired power plant retirements, we have strategically developed our customer base to include power plants that are economically positioned to continue operating for the foreseeable future and that are equipped with state-of-the-art environmental controls. In 2016, approximately 4% of our total sales were to domestic power plant customers that have announced plans to retire between 2017 and 2023. Moreover, none of our top 15 customer plants, which accounted for 82% of our domestic power plant shipments in 2016, have announced plans to retire. These top 15 plants operated at a 15% higher capacity factor than other NAPP rail-served plants in 2016, highlighting their economic competitiveness even in a challenging power market. In addition to our robust domestic customer base, we also have favorable access to seaborne coal markets through a long-standing commercial and contractual relationship with a leading coal trading and brokering company, Xcoal Energy & Resources, that maintains a broad market presence with foreign coal consumers. We have consistently exported 3.4 to 5.6 million tons of PAMC coal to the seaborne thermal and crossover metallurgical markets in each of the past 5+ years, which represents approximately 20% of annual sales volume.

Highly Experienced Management Team and Operating Team

Our management and operating teams have (i) significant expertise owning, developing and managing complex thermal and metallurgical coal mining operations, (ii) valuable relationships with customers, railroads and other participants across the coal industry, (iii) technical wherewithal and demonstrated success in developing new applications and customers for our coal products, in both the thermal and metallurgical markets, and (iv) a proven track record of successfully building, enhancing and managing coal assets in a reliable and cost-effective manner throughout all parts of the commodity cycle. We intend to leverage these qualities to continue to successfully develop our coal mining assets while efficiently and flexibly managing our operations to maximize operating cash flow.

Our Strategy

Our strategy is to safely and compliantly operate our assets to increase shareholder value through the execution of our strategic objectives:

Selectively pursue growth opportunities that maximize shareholder value by capitalizing on synergies with our assets and expertise

We plan to judiciously direct the cash generated by our operations toward those opportunities that present the greatest potential for value creation to our shareholders, particularly those that take advantage of synergies with our asset base and/or with the expertise of our management team. To effectuate this, we plan to regularly and rigorously evaluate opportunities both for organic growth and for acquisitions, joint ventures, and other business arrangements in the coal industry and related industries that complement our core operations. In addition, our ownership interest in CNXC provides us with a unique vehicle for generating cash and raising capital, through the potential future drop down of assets into CNXC, which if utilized will allow us to generate cash to assist in the execution of our growth strategy. Both the PAMC and our Greenfield Reserves present the potential for organic growth projects if long-term market conditions are favorable. For example, we are currently evaluating a project to improve the recovery and processing of fine coal from the Bailey Central Preparation Plant, which has the potential to add up to 1.5 million tons per year of additional clean coal production without additional mining of raw tons. Moreover, the Harvey Mine’s existing infrastructure, including its bottom development, slope belt, and material handling system, is able to support an additional permanent longwall mining system with moderate additional capital investment in mining equipment. Such an investment would further increase the annual production capacity of the PAMC by 5 million tons. Our Greenfield Reserves associated with the Mason Dixon and River Mine projects present additional organic growth opportunities in NAPP, and our Greenfield Reserves associated with the Itmann Mine, Martinka Mine, and Birch Mine provide actionable organic growth opportunities in the metallurgical coal space, should market conditions warrant. Our management team is well-qualified to evaluate organic and external growth opportunities. We intend to prudently use our interest in CNXC to benefit our growth strategy, and plan to carefully weigh any capital investment decisions against alternate uses of the cash to help ensure we are delivering the most value to our shareholders.

Continue to grow our share at top-performing rail-served power plants in our core market areas, while opportunistically pursuing export and crossover metallurgical opportunities

We plan to seek to minimize our market risk and maximize realizations by continuing to focus on selling coal to strategically-selected, top-performing, rail-served power plants located in our core market areas in the eastern United States. Our top 15 power plant customers in 2016 have consistently consumed more than 50 million tons of coal per year in each of the past five years, have operated at a greater capacity factor than other NAPP rail-served plants, and have not announced plans to retire. We have grown our share at these plants from 12% in 2011 to 32% in 2016, and we believe we can continue to grow this share by displacing less competitive supply from NAPP, CAPP, and other basins. We also plan to continue to work on identifying and penetrating new customer plants that we believe are aligned with our strategic objectives and would be a good fit for our coal. To this end, we tested PAMC coal at five new customer plants in 2016. While the majority of our production is directed toward our established base of domestic power plant customers, many of which are secured through annual or multi-year contracts, we also plan to continue to flexibly and opportunistically place a smaller portion of our production in shorter-term opportunities in the export and crossover metallurgical markets. These markets provide us with pricing upside when markets are strong and with volume stability when markets are weak. As of June 30, 2017, the PAMC is fully contracted for 2017. For 2018 and 2019, our contracted position as of October 9, 2017 is at 80% and 41%, respectively, assuming a 27 million ton coal sales volume. We believe our committed and contracted position is well-balanced in hedging against market downside risk while allowing us to continue to build out our portfolio strategically and opportunistically as the market evolves.

Drive operational excellence through safety, compliance, and continuous improvement

We intend to continue focusing on our core values of safety, compliance and continuous improvement. We operate some of the most productive, lowest-cost underground mines in the coal industry, while simultaneously setting some of the industry’s highest standards for safety and compliance. From 2013 through 2016, our Mine Safety and Health Administration (MSHA) reportable incident rate was approximately 42% lower than the national average underground bituminous coal mine incident rate. Furthermore, our MSHA significant and substantial (S&S) citation rate per 100 inspection hours was approximately 23.5% lower than the industry’s average MSHA S&S citation rate over the twelve-month period ended June 30, 2017. We believe that our focus on safety and compliance promotes greater reliability in our operations, which fosters long-term customer relationships and lower operating costs that support higher margins. Consistent with our core value of continuous improvement, we have improved our productivity from 5.69 tons per employee hour in 2014 to 7.52 tons per employee hour in 2016, and have reduced our cash costs of coal sold per ton by 22.6% over this same period. We intend to continue to grow the economic competiveness of our operations by proactively identifying, pursuing, and implementing efficiency improvements and new technologies that can drive down unit costs without compromising safety or compliance.

Ability to Grow Cash Flow through Drop-Downs into CNXC

Our controlling ownership interest in CNX Coal Resources LP provides us with a unique vehicle for generating cash and raising capital to pursue our growth strategy. Over time we may drop down assets into CNXC. We believe that such drop-downs, if utilized, would allow us to grow CNXC’s ability to make distributions and potentially increase the value of the common units, preferred units and incentive distribution rights of CNXC that we hold. Furthermore, the cash generated from these drop-downs could help us to accelerate the execution of our growth strategy. Finally, we believe that our different classes of securities (C-Corp and MLP) provide us with multiple options for accessing capital markets and taking advantage of the best available cost of capital at any given point in time. We believe this is a unique advantage for us compared to other companies in the coal industry.

Risks Associated with Our Business

An investment in our company is subject to a number of risks, including risks relating to our business, risks related to the separation and risks related to our common stock. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section captioned “Risk Factors,” beginning on page 1 of this information statement, for a more thorough description of these and other risks.

Risks Related to Our Business

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Deterioration in the global economic conditions in any of the industries in which our customers operate, foreign currency fluctuations, a worldwide financial downturn, or negative credit market conditions may have a materially adverse effect on our liquidity, results of operations, business and financial condition that we cannot predict.

•	Volatility of coal prices, which can fluctuate widely based upon a number of factors beyond our control including oversupply, weather and the price and availability of alternative fuels.

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Risks related to our customer contracts, including failure to extend, renew or obtain new contracts, the terms of such contracts, and our ability to collect payments under the contracts, all of which could adversely affect CoalCo profitability.

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The multiple sources of competition that our business faces, both within the coal industry itself, and also as it relates to alternative fuel sources, can negatively impact our financial results and results of operations.

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Our required compliance and adherence to various environmental, safety and other governmental regulations and requirements impacts our business, and failure to obtain, maintain and renew governmental permits and approvals and effectuate other required governmental compliance may adversely affect our operations and our profitability.

Risks Related to the Separation

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Our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

•	We may not achieve some or all of the expected benefits of the separation, and the separation may materially adversely affect our business.

•

Our plan to separate into two independent publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

•

The combined post-separation value of eight shares of GasCo common stock and one share of CoalCo common stock may not equal or exceed the pre-distribution value of eight shares of ParentCo common stock.

•

In connection with our separation from ParentCo, ParentCo will indemnify us for certain liabilities and we will indemnify ParentCo for certain liabilities. If we are required to pay under these indemnities to ParentCo, our financial results could be negatively impacted. The ParentCo indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which ParentCo will be allocated responsibility, and ParentCo may not be able to satisfy its indemnification obligations in the future.

•

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, ParentCo, CoalCo and ParentCo stockholders could be subject to significant tax liabilities and, in certain circumstances, CoalCo could be required to indemnify ParentCo for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

•	We may not be able to engage in certain corporate transactions after the separation.

•

The transfer to us of certain contracts and other assets may require the consents of, or provide other rights to, third parties. If such consents are not obtained, we may not be entitled to the benefit of such contracts and other assets, which could increase our expenses or otherwise harm our business and financial performance.

Risks Related to Our Common Stock

•	We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation and, following the separation, our stock price may fluctuate significantly.

•	A significant number of shares of our common stock may be sold following the distribution which may cause our stock price to decline.

•	We cannot guarantee the timing, amount or payment of dividends on our common stock.

•

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, the ability of our stockholders to sell their shares for a premium.

•

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which will limit our stockholders’ ability to obtain an alternative judicial forum for disputes with us or our directors, officers, employees or agents.

The Separation and Distribution

In December 2016, ParentCo announced its intention to separate its Coal Business from its Gas Business. The separation will occur by means of a pro rata distribution to the ParentCo stockholders of all of the common stock of CoalCo.

CoalCo was formed on June 21, 2017 to hold ParentCo’s PAMC operations, CNX Marine Terminal, ParentCo’s ownership interest in CNXC, the Greenfield Reserves and certain other coal related assets and liabilities. Following the separation, CoalCo will hold the assets and liabilities of ParentCo relating to those businesses and assets and the direct and indirect subsidiary entities that currently operate the Coal Business, subject to certain exceptions. After the separation, GasCo will hold ParentCo’s E&P division and related businesses, including those assets and liabilities of ParentCo and its direct and indirect subsidiary entities that currently operate the Gas Business, subject to certain exceptions.

Following the distribution, CoalCo will be a separate company from GasCo.

On October 30, 2017, the ParentCo Board of Directors approved the distribution of CoalCo’s common stock on the basis of one share of CoalCo common stock for every eight shares of ParentCo common stock held as of the close of business on November 15, 2017, the record date for the distribution.

Internal Reorganization

We are currently a wholly owned subsidiary of ParentCo. In connection with the separation, ParentCo will transfer to us employees, operations, assets and liabilities associated with ParentCo’s Coal Business and certain other current and former businesses and activities of ParentCo.

ParentCo has taken and, prior to the distribution, will continue to implement a series of internal reorganization transactions to facilitate the transfers of entities and the related assets and liabilities described above from ParentCo and its subsidiaries to CoalCo. To the extent that any transfer of entities, employees, operations or assets or assumption of liabilities contemplated in connection with the separation and distribution has not been consummated on or prior to the distribution date, the parties will cooperate with each other to effect such transfers or assumptions in the manner set forth below under “Certain Relationships and Related Party Transactions—Agreements with GasCo—Separation Agreement.”

References in this information statement to the “contribution” refer to the transfer to CoalCo of the entities and related employees, operations, assets and liabilities of ParentCo’s Coal Business and certain other current and former businesses and activities of ParentCo.

In connection with the separation, CoalCo will make a cash payment of $425 million to ParentCo. This payment will be partially funded by the proceeds expected to be received from a secured notes offering, along with borrowings under new term loan facilities CoalCo expects to enter into in connection with the separation. It is anticipated that the remainder of the proceeds from the new term loan facilities will be used to fund an intercompany loan to CNXC, so that CNXC can repay and terminate its existing revolving credit facility and for general corporate purposes. CoalCo also expects to enter into a new revolving credit facility with borrowing capacity of $300 million and an accounts receivable securitization facility with borrowing capacity of approximately $100 million.

CoalCo’s Post-Separation Relationship with GasCo

CoalCo will enter into a separation and distribution agreement with ParentCo (the separation agreement). In connection with the separation, we will enter into various agreements to effect the separation, and enter into other agreements, or amend or continue under existing agreements that may be in place, to provide a framework for our relationship with GasCo after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, licensing agreements and other agreements related to operations of CoalCo post-separation. These agreements will provide for the allocation between CoalCo and GasCo of ParentCo’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from ParentCo and will govern certain relationships between us and GasCo after the separation.

For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.” For additional information regarding the internal reorganization, see the section entitled, “The Separation and Distribution—Internal Reorganization.”

Reasons for the Separation

The ParentCo Board of Directors believes that separating its Coal Business from its Gas Business is in the best interests of ParentCo and its stockholders for a number of reasons, including:

•

Management Focus and Strategic Decision Making. The separation will position each company to pursue a more focused, industry-specific strategy, will create additional operational flexibility for each company and will enable the management teams of each company to focus on strengthening its core business, operations and other needs, and pursue distinct and targeted opportunities for long-term growth and profitability.

•

Allocation of Financial Resources and Access to Capital. The separation will permit each company to efficiently allocate its capital to meet the unique needs of its own business, which will allow each company to intensify its focus on its distinct business priorities. The separation will also facilitate each business having a more appropriate capital structure aligned with its target capital levels and those of its peers, and is expected to increase access to capital by each company.

•

Employee Retention and Incentivizing. The separation will result in each business being better positioned to recruit and retain executives and other employees with expertise that is more directly applicable to the needs of its business. Similarly, the Company believes that its efforts to drive financial and operational goals by aligning incentive programs with specific goals applicable to each business are frustrated by its continued operation of two distinct lines of business. As a result of the separation, each business will be able to articulate more defined talent requirements for potential employees, and both recruiters and applicants are expected to have a clearer understanding of the prerequisites and opportunities associated with each business. Additionally, each business will be able to communicate specifically and clearly the goals of incentive programs and how such programs are specifically tailored to and aligned with the financial and operational strategic objectives of each business in connection with recruiting and retaining employees.

•

Enhanced Investor Understanding, Corporate Acquisition Currencies and Equity-Based Compensation. The separation brought about by the distribution will improve understanding of each business in the capital markets and allow for a stronger, more focused investor base for each business. Moreover, the separation will create two independent equity structures, enabling each business to use its own business-focused stock as consideration in acquisitions and equity compensation programs and creating a more efficient and valuable transaction currency and compensation tool.

The ParentCo Board of Directors also considered a number of potentially negative factors in evaluating the separation, including:

•

Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; and following the separation, we may be more susceptible to market fluctuations, including fluctuations in coal prices, and other adverse events than if we were still a part of ParentCo because our business will be less diversified than ParentCo’s business prior to the completion of the separation.

•

Increased Administrative Costs. We will incur substantial costs in connection with the separation and the transition to being a standalone public company, which may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to CoalCo, tax costs and costs to separate information systems. Due to our smaller scale as a standalone company, our cost of performing such functions could be higher than the amounts reflected in our historical financial statements, which would cause our profitability to decrease.

•

Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with ParentCo, we will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as tax-free transactions under applicable law. These restrictions may limit for a period of time our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.

•

Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of CoalCo or GasCo common stock or know with certainty whether the combined market value of one share of our common stock and eight shares of GasCo common stock will be less than, equal to or greater than the market value of eight shares of ParentCo common stock prior to the distribution.

In determining to pursue the separation, the ParentCo Board of Directors concluded the potential benefits of the separation outweighed the foregoing factors. See the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Description of Indebtedness

As discussed above, we intend to incur new borrowings from third-party financing sources, which will include an expected secured notes issuance, along with borrowings under new term loan facilities CoalCo expects to enter into in connection with the separation, a portion of which we anticipate will be transferred to ParentCo. It is anticipated that the remainder of the proceeds from the new term loan facilities will be used to fund a loan to CNXC in order to repay and terminate CNXC’s existing revolving credit facility and for general corporate purposes. CoalCo also expects to enter into a new revolving credit facility with borrowing capacity of $300 million and an accounts receivable securitization facility with borrowing capacity of approximately $100 million. In addition, CoalCo intends to retain those 5.75% Maryland Economic Development Corporation Port Facilities Refunding Revenue Bonds (MEDCO Revenue Bonds) due September 2025, for which the principal amount as of September 30, 2017 was $103 million, and for which GasCo will remain as a guarantor with CoalCo providing indemnification with respect to such guarantee. For more information, see “Description of Material Indebtedness.”

Third Quarter Estimates

CoalCo management previously prepared preliminary estimated financial information for the quarter ended September 30, 2017, included below, which reflected assumptions and estimates based only on information available to management as of that time. The estimated financial information was prepared in good faith on a consistent basis with prior periods, and we believe the information provided below continues to be accurate. However, financial closing procedures for the quarter ended September 30, 2017 for CoalCo have not yet been finalized, and actual results could differ from our estimates. No independent public accounting firm has performed any procedures with respect to the below financial information for the quarter ended September 30, 2017, nor have they expressed any opinion or other form of assurance with respect to the estimated ranges presented. During the course of the preparation of our combined financial statements and related notes as of and for the quarter ended September 30, 2017, we or our auditors may identify items that would require us to make adjustments to the below estimates. Therefore, actual results may differ materially from the current expectations expressed below. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP.

Third quarter financial information

Based upon information available as of the date of this information statement, we currently estimate for the quarter ended September 30, 2017:

•	Total Revenues in the range of $310 million to $360 million.

•	PAMC Sales Tons of between 6.0 million Tons and 6.6 million Tons, compared to PAMC Sales Tons for quarter ended September 30, 2016 of 6.0 million Tons.

•	Average Cost of Coal Sold Per Ton of between $37.10 per ton and $37.50 per ton, compared to Average Cost of Coal Sold Per Ton for quarter ended September 30, 2016 of $35.79 per ton.

•	Average Sales Price Per Ton Sold of between $44.00 per ton and $44.30 per ton, compared to Average Sales Price Per Ton Sold for quarter ended September 30, 2016 of $44.30 per ton.

•	PAMC Capital Expenditures of between $24 million and $30 million, compared to PAMC Capital Expenditures for quarter ended September 30, 2016 of $12 million.

•	Net Income. Net Income of between $5 million and $11 million.

•	EBITDA*. EBITDA* of between $58 million and $68 million.

•	Adjusted EBITDA*. Adjusted EBITDA of between $63 million and $74 million.

•	Bank Adjusted EBITDA*. Bank Adjusted EBITDA between $51 million and $61 million.

*EBITDA, “Adjusted EBITDA” and “Bank Adjusted EBITDA” are “non-GAAP financial measures,” that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). For an explanation of these measures and a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measure, see “Reconciliation of Non-GAAP Financial Measures.”

CoalCo management believes that each of these non-GAAP financial measures provide meaningful supplemental information that enhances management’s, investors’ and prospective lenders’ ability to evaluate the Company’s operating results and ability to repay its obligations. However, these non-GAAP financial measures are not intended to be used in isolation and should not be considered a substitute for any other performance measure determined in accordance with GAAP. Readers are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool, including that other companies may calculate similar non-GAAP financial measures differently than as defined in these materials, limiting their usefulness as a comparative tool. CoalCo compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures. CoalCo further compensates for the limitations of its use of non-GAAP financial measures by presenting comparable GAAP measures. Readers are encouraged to review the reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures contained herein.

EBITDA is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization. Adjusted EBITDA is defined as EBITDA after adjusting for the discrete items listed below. Bank Adjusted EBITDA is defined as Adjusted EBITDA less between $7 million and $11 million of CNXC EBITDA net of cash distributions attributable to the Company, less between $5 million and $2 million of payments on long term employee liabilities net of expense provision.

Although EBITDA, Adjusted EBITDA and Bank Adjusted EBITDA are not measures of performance calculated in accordance with GAAP, management believes that they are useful to an investor in evaluating the Company because they are widely used to evaluate a company’s operating performance. The Company excludes stock-based compensation from Adjusted EBITDA because it does not believe it accurately reflects the actual operating expense incurred during the relevant period and may vary widely from period to period irrespective of operating results. Investors should not view these metrics as a substitute for measures of performance that are calculated in accordance with generally accepted accounting principles. In addition, because all companies do not calculate EBITDA or Adjusted EBITDA uniformly, the presentation here may not be comparable to similarly titled measures of other companies.

Reconciliation of EBITDA and Adjusted EBITDA to financial net income is as follows (dollars in 000), with Bank Adjusted EBITDA set forth following the table in narrative form:

Dollars in millions	Three Months Ended September 30, 2017
	Low	High
Net Income (Loss)	$5	$11
Add: Interest Expense	3	4
Less: Interest Income	—	—
Add: Income Taxes	4	5
Earnings Before Interest & Taxes (EBIT)	12	20
Add: Depreciation, Depletion & Amortization	46	48
Earnings Before Interest, Taxes and DD&A (EBITDA) from Continuing Operations	$58	$68
Total Pre-tax Adjustments	5	6
Adjusted EBITDA	$63	$74
Less: Adjusted EBITDA Attributable to Noncontrolling Interest	6	9
Adjusted EBITDA Attributable to CONSOL Mining Corporation Shareholder	$57	$65

Bank Adjusted EBITDA is calculated as Adjusted EBITDA less between $7 million and $11 million of CNXC EBITDA net of cash distributions attributable to the Company, less between $5 million and $2 million of payments on long term employee liabilities net of expense provision.

Corporate Information

CoalCo was incorporated in Delaware on June 21, 2017 for the purpose of holding ParentCo’s Coal Business in connection with the separation and distribution described herein. Prior to the transfer of these businesses to us by ParentCo, which will occur prior to the distribution, CoalCo will have no operations and limited assets. The address of our principal executive offices will be 1000 CONSOL Energy Drive, Canonsburg, PA 15317-6506.

Our telephone number after the distribution will be 724-485-4000. We will as of the time of the separation maintain an Internet site at www.consolenergy.com. Our website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to ParentCo stockholders who will receive shares of CoalCo common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of CoalCo’s securities. The information contained in this information statement is believed by CoalCo to be accurate as of the date set forth on its cover. Changes may occur after that date and neither ParentCo nor CoalCo will update the information except as may be required in the normal course of their respective disclosure obligations and practices.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

COMBINED FINANCIAL DATA

The following summary financial data reflects the combined operations of CoalCo reflecting the historical financial results of the Coal Business. We derived the summary combined income statement data for the years ended December 31, 2016, 2015 and 2014, and summary combined balance sheet data as of December 31, 2016 and 2015, as set forth below, from our audited Combined Financial Statements, which are included in the “Index to Financial Statements” section of this information statement. We derived the summary combined income statement data for the six months ended June 30, 2017 and 2016, and summary combined balance sheet data as of June 30, 2017, as set forth below, from our unaudited Combined Financial Statements, included elsewhere in this information statement. The combined financial statements of CoalCo include certain assets and liabilities that have historically been held at ParentCo’s corporate level but are specifically identifiable or otherwise attributable to CoalCo prior to the separation on a historical basis. See “Note 1—The Proposed Separation and Basis of Presentation” to the combined financial statements for additional information. The historical results do not necessarily indicate the results expected for any future period.

The summary unaudited pro forma condensed combined financial data for the year ended December 31, 2016 and for the six months ended June 30, 2017 has been prepared to reflect the separation, including the incurrence of indebtedness of approximately $800 million. The Unaudited Pro Forma Condensed Combined Statements of Income presented for the year ended December 31, 2016 and the six months ended June 30, 2017, assumes the separation occurred on January 1, 2016. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2017 assumes the separation occurred on June 30, 2017. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The historical and summary unaudited pro forma condensed combined financial data is not necessarily indicative of our results of operations or financial condition had the distribution and its anticipated post-separation capital structure been completed on the dates assumed. They may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial results.

You should read this summary financial data together with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Combined Financial Statements and accompanying notes included elsewhere in this information statement.

	As of and for the Six months ended June 30			As of and for the year ended December 31,
	Pro forma 2017 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)	Pro forma 2016 (Unaudited)	2016	2015	2014
Revenue and Other Income:
Coal Sales	$620,155	$620,155	$476,726	$1,065,582	$1,065,582	$1,289,036	$1,616,874
Other Outside Sales	27,742	27,742	15,767	31,464	31,464	30,967	41,255
Freight Revenue	30,045	30,045	24,557	46,468	46,468	20,499	23,133
Miscellaneous Other Income	26,356	32,794	36,133	72,814	82,120	68,193	123,604
Gain on Sale of Assets	13,536	13,536	3,904	5,228	5,228	13,025	26,312

Total Revenue and Other Income	717,834	724,272	557,087	1,221,556	1,230,862	1,421,720	1,831,178
Costs and Expenses:
Operating and Other Costs	452,120	452,876	407,446	876,013	877,177	699,594	1,110,332
Depreciation, Depletion and Amortization	78,503	78,261	77,976	178,561	178,122	195,337	206,684
Freight Expense	30,045	30,045	24,557	46,468	46,468	20,499	23,133
Selling, General, and Administrative Costs	37,417	37,417	18,020	50,044	50,027	55,720	78,724
Interest Expense	41,199	7,966	6,496	81,418	14,053	7,544	—

Total Costs and Expenses	639,284	606,565	534,495	1,232,504	1,165,847	978,694	1,418,873

Earnings Before Income Tax	78,550	117,707	22,592	(10,948)	65,015	443,026	412,305
Income Tax Expense (Benefit)	3,883	19,017	(193)	(14,795)	14,565	125,605	121,353

Net Income	74,667	98,690	22,785	3,847	50,450	317,421	290,952
Less: Net Income Attributable to Noncontrolling Interest	9,777	9,777	2,293	8,954	8,954	10,410	—

Net Income Attributable to CONSOL Mining Corporation Shareholder	$64,890	$88,913	$20,492	$(5,107)	$41,496	$307,011	$290,952

Balance Sheet Data (at period end):
Property, plant and equipment, net	$2,102,833	$2,118,394	$2,253,662		$2,180,270	$2,325,181	$2,529,657
Total assets	$2,781,805	$2,626,610	$2,758,170		$2,687,434	$2,867,733	$3,092,374
Total equity	$377,335	$826,297	$854,981		$800,124	$1,061,839	$1,246,192
Cash Flow Statement Data:
Net cash provided by operating activities		$104,027	$95,070		$329,107	$291,693	$543,519
Net cash used in investing activities		$(6,244)	$(22,621)		$(45,758)	$(130,274)	$(127,810)
Net cash used in financing activities		$(104,355)	$(70,038)		$(276,677)	$(154,917)	$(415,839)
Coal Reserves, Production and Sales Data:
Recoverable reserves (at period end)(1)	2,347,445,054	2,347,445,054	2,579,430,075	2,361,166,000	2,361,166,000	2,590,819,000	—
Coal tons produced	13,720,946	13,720,946	11,388,925	24,665,589	24,665,589	22,790,165	26,065,985
Coal tons sold	13,548,745	13,548,745	11,431,269	24,603,559	24,603,559	22,873,470	26,132,593
Average sales price per ton	$45.77	$45.77	$41.70	$43.31	$43.31	$56.36	$61.88
Average costs per ton sold	$34.65	$34.65	$33.86	$34.35	$34.35	$41.78	$43.63
Other Data:
Capital Expenditures		$23,229	$27,206		$53,600	$143,053	$348,846

(1)

Includes third-party recoverable assigned coal reserves of 34.6 million tons for the six months ended June 30, 2017 and for the year ended December 31, 2016. Includes third-party recoverable assigned coal reserves of 88.8 million tons for the six months ended June 30, 2016 and for the year ended December 31, 2015. Recoverable reserves have not been disclosed as of December 31, 2014 due to the impact of prior discontinued operations in that period.

EBITDA is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization. Adjusted EBITDA is defined as EBITDA after adjusting for the discrete items listed below. Although EBITDA and Adjusted EBITDA are not measures of performance calculated in accordance with GAAP, management believes that they are useful to an investor in evaluating CONSOL Energy because they are widely used to evaluate a company’s operating performance. CoalCo excludes stock-based compensation from Adjusted EBITDA because it does not believe it accurately reflects the actual operating expense incurred during the relevant period and may vary widely from period to period irrespective of operating results. Readers should not view these metrics as a substitute for measures of performance that are calculated in accordance with generally accepted accounting principles. In addition, because all companies do not calculate EBITDA or Adjusted EBITDA uniformly, the presentation here may not be comparable to similarly titled measures of other companies.

	For the six months ended June 30,			For the year ended December 31,
	Pro forma 2017	2017	2016	Pro forma 2016	2016	2015	2014
Other Financial Information:
Capital Expenditures		$23,229	$27,206		$53,600	$143,053	$348,846
EBITDA(1)	$198,252	$203,934	$107,064	$249,031	$257,190	$645,907	$618,989
Adjusted EBITDA(1)	$207,017	$212,699	$126,124	$282,936	$291,095	$433,642	$637,821

(1)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and reconciliations to our most directly comparable financial measures calculated in accordance with GAAP, please see “—Reconciliation of Non-GAAP Financial Measures.”

Reconciliation of Non-GAAP Financial Measures

EBIT, EBITDA and Adjusted EBITDA

The following table presents a reconciliation of non-GAAP financial measures, EBIT, EBITDA and Adjusted EBITDA, which we use in the analysis of our business. A reconcilement of EBIT, EBITDA and Adjusted EBITDA to financial net income is as follows:

	For the six months ended June 30,			For the year ended December 31,
	Pro forma 2017	2017	2016	Pro forma 2016	2016	2015	2014
Other Financial Information:
Net income	$74,667	$98,690	$22,785	$3,847	$50,450	$317,421	$290,952
Add: Interest expense	41,199	7,966	6,496	81,418	14,053	7,544	—
Add: Income taxes	3,883	19,017	(193)	(14,795)	14,565	125,605	121,353

Earnings Before Interest & Taxes (EBIT)	119,749	125,673	29,088	70,470	79,068	450,570	412,305
Add: Depreciation, depletion and amortization	78,503	78,261	77,976	178,561	178,122	195,337	206,684

Earnings Before Interest, taxes and DD&A (EBITDA) from continuing operations	198,252	203,934	107,064	249,031	257,190	645,907	618,989
Add: Stock-Based Compensation	8,765	8,765	5,364	11,710	11,710	8,406	19,860
Add: Transaction fees(1)	—	—	—	—	—	7,581	—
Add: Pension settlement	—	—	13,696	22,195	22,195	19,053	24,310
Add: Gains on sale of assets(2)	—	—	—	—	—	(7,551)	(25,338)
Add: OPEB Plan Changes	—	—	—	—	—	(244,475)	—

Total pre-tax adjustments	8,765	8,765	19,060	33,905	33,905	(216,986)	18,832

Adjusted earnings before interest, taxes and DD&A (Adjusted EBITDA) from continuing operations	$207,017	$212,699	$126,124	$282,936	$291,095	$428,921	$637,821

(1)	Represents legal and professional fees related to a backstop loan relating to the CNXC initial public offering (IPO), other fees and expenses in relationto CNXC and other failed transaction costs.
(2)	Represents the total gains on sale of assets experienced as a result of asset sales not in the normal course of operations.

CoalCo management believes that these non-GAAP financial measures provide meaningful supplemental information that enhances management’s, investors’ and prospective lenders’ ability to evaluate the Company’s operating results and ability to repay its obligations. However, these non-GAAP financial measures are not intended to be used in isolation and should not be considered a substitute for any other performance measure determined in accordance with GAAP. Readers are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool, including that other companies may calculate similar non-GAAP financial measures differently than as defined in these materials, limiting their usefulness as a comparative tool. CoalCo compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures. CoalCo further compensates for the limitations of its use of non-GAAP financial measures by presenting comparable GAAP measures. Readers are encouraged to review the reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures contained herein.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating us and our common stock. The risk factors generally have been separated into three groups: risks related to our business, risks related to the separation and risks related to our common stock and the securities market.

Any of the following risks could materially and adversely affect our financial condition, results of operations or cash flows. Our operations could be affected by various risks, many of which are beyond our control. Based on current information, we believe that the following list identifies the most significant risk factors that could affect our financial condition, results of operations or cash flows. There may be additional risks and uncertainties that adversely affect our financial condition, results of operations or cash flows in the future that are not presently known, are not currently believed to be material, or are not identified below because they are common to all businesses. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. For more information, see “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Related to Our Business

Deterioration in the global economic conditions in any of the industries in which our customers operate, or a worldwide financial downturn, or negative credit market conditions may have a materially adverse effect on our liquidity, results of operations, business and financial condition that we cannot predict.

Economic conditions in a number of industries in which our customers operate, such as electric power generation and steel-making, substantially deteriorated in recent years and reduced the demand for coal. The general economic challenges for some of our customers continued in 2016 and the outlook is uncertain. In addition, liquidity is essential to our business and developing our assets. Renewed or continued weakness in the economic conditions of any of the industries we serve or are served by our customers could adversely affect our business, financial condition, results of operation and liquidity in a number of ways. For example:

•	demand for electricity in the United States is impacted by industrial production, which if weakened would negatively impact the revenues, margins and profitability of our coal business;

•	the tightening of credit or lack of credit availability to our customers could adversely affect our ability to collect our trade receivables;

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our ability to access the capital markets may be restricted at a time when we would like, or need, to raise capital for our business including for exploration and/or development of our coal reserves; and

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a decline in our creditworthiness, which may require us to post letters of credit, cash collateral, or surety bonds to secure certain obligations, all of which would have an adverse effect on our liquidity.

Prices for coal are volatile and can fluctuate widely based upon a number of factors beyond our control including oversupply relative to the demand available for our products, weather and the price and availability of alternative fuels. An extended decline in the prices we receive for our coal will adversely affect our business, operating results, financial condition and cash flows.

Our financial results are significantly affected by the prices we receive for our coal. In addition, demand can fluctuate widely due to a number of matters beyond our control, including:

•	changes in the consumption pattern of industrial consumers, electricity generators and residential users of electricity;

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weather conditions in our markets which affect the demand for thermal coal (for example, the unusually warm 2015 - 2016 winter left utilities with large coal stockpiles and depressed the demand for thermal coal);

•	with respect to thermal coal, the price and availability of natural gas and the price and supply of imported liquefied natural gas;

•	technological advances affecting energy consumption;

•	the costs, availability and capacity of transportation infrastructure;

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international developments impacting supply of metallurgical coal, including supply side reforms promulgated in China, and continued expected growth in demand for seaborne metallurgical coal in India; and

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the impact of domestic and foreign governmental laws and regulations, including environmental and climate change regulations and regulations affecting the coal mining industry and coal-fired power plants, and delays in the receipt of, failure to receive, failure to maintain or revocation of necessary governmental permits.

The coal industry also faces concerns with respect to oversupply from time to time. For example, U.S. coal exports decreased by 32% during the first half of 2016 compared with the first half of 2015, as global supply exceeded demand for both thermal and metallurgical coal. Our average sales price per ton sold in 2016 declined 23% from 2015 due to imbalanced supply and demand, and a substantial or extended decline in the prices we receive for our coal could adversely affect our business, results of operations, financial condition, cash flows and liquidity.

Foreign currency fluctuations could adversely affect the competitiveness of our coal abroad.

We compete in international markets against coal produced in other countries. Coal is sold internationally in U.S. dollars and, as a result, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide our foreign competitors with a competitive advantage. As a result, mining costs in competing producing countries may be reduced in U.S. dollar terms based on currency exchange rates, providing an advantage to foreign coal producers. If our competitors’ currencies decline against the U.S. dollar or against our foreign customers’ local currencies, those competitors may be able to continue to offer lower prices for coal to our customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal we sell to them. Consequently, currency fluctuations could adversely affect the competitiveness of our products in international markets, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If our coal customers do not extend existing contracts or do not enter into new multi-year coal sales contracts on favorable terms, profitability of CoalCo’s operations could be adversely affected.

During the year ended December 31, 2016, approximately 65% of the coal CoalCo produced was sold under multi-year sales contracts. If a substantial portion of our multi-year sales contracts are modified or terminated, if force majeure is exercised, or if we are unable to replace or extend the contracts or new contracts are priced at lower levels, our profitability would be adversely affected. The profitability of our multi-year sales coal supply contracts depends on a variety of factors, which vary from contract to contract and fluctuate during the contract term, including our production costs and other factors. Price changes, if any, provided in long-term supply contracts may not reflect our cost increases, and therefore, increases in our costs may reduce our profit margins. In addition, during periods of declining market prices, provisions in our long-term coal contracts for adjustment or renegotiation of prices and other provisions may increase our exposure to short-term coal price and electric power price volatility. As a result, we may not be able to obtain long-term agreements at favorable prices compared to either market conditions, as they may change from time to time, or our cost structure, which may reduce our profitability.

The loss of, or significant reduction in, purchases by our largest coal customers or the failure of any of our customers to buy and pay for coal they committed to purchase could adversely affect our business, financial condition, results of operation and cash flows.

For the year ended December 31, 2016, we derived over 10% of our coal sales revenue from two coal customers individually and approximately 40% of our total sales revenue were derived from our four largest coal customers. At December 31, 2016, we had approximately nine coal supply agreements with these top two customers that expire at various times from 2017 to 2018. There are inherent risks whenever a significant percentage of total revenues are concentrated with a limited number of customers. Revenues from our largest customers may fluctuate from time to time based on numerous factors, including market conditions, which may be outside of our control. If any of our largest customers experience declining revenues due to market, economic or competitive conditions, we could be pressured to reduce the prices that we charge for our coal, which could have an adverse effect on our margins, profitability, cash flows and financial position. In addition, if any customers were to significantly reduce their purchases of coal from us, including by failing to buy and pay for coal they committed to purchase in sales contracts, our business, financial condition, results of operations and cash flows could be adversely affected.

Our ability to collect payments from our customers could be impaired if their creditworthiness declines or if they fail to honor their contracts with us.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Many utilities have sold their power plants to non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear with respect to payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, some of our customers have been adversely affected by the current economic downturn, which may impact their ability to fulfill their contractual obligations. Competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear with respect to payment default. We also have a contract to supply coal to an energy trading and brokering customer under which that customer sells coal to end users. If the creditworthiness of our energy trading and brokering customer declines, we may not be able to collect payment for all coal sold and delivered to this customer. If the creditworthiness of our customers declines significantly, our business could be adversely affected. In addition, if customers refuse to accept shipments of our coal for which they have an existing contractual obligation, our revenues will decrease and we may have to reduce production at our mines until our customers’ contractual obligations are honored. Our inability to collect payment from counterparties to our sales contracts may have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our inability to acquire additional coal reserves that are economically recoverable may have a material adverse effect on our future profitability.

Our profitability depends substantially on our ability to mine, in a cost-effective manner, coal reserves that possess the quality characteristics that our customers desire. Because our reserves decline as we mine our coal, our future profitability depends upon our ability to acquire additional coal reserves that are economically recoverable to replace the reserves we produce. If we fail to acquire or develop sufficient additional reserves over the long term to replace the reserves depleted by our production, our existing reserves will eventually be depleted, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Decreases in demand for electricity and changes in coal consumption patterns of U.S. electric power generators could adversely affect our business.

Our business is closely linked to domestic demand for electricity, and any changes in coal consumption by U.S. electric power generators would likely impact our business over the long term. According to the EIA, in

2016, the domestic electric power sector accounted for approximately 92% of total U.S. coal consumption. In 2016, the PAMC sold approximately 76% of its coal to U.S. electric power generators, and we have multi-year contracts in place with these electric power generators for a significant portion of our future production. The amount of coal consumed by the electric power generation industry is affected by, among other things:

•	general economic conditions, particularly those affecting industrial electric power demand, such as a downturn in the U.S. economy and financial markets;
•	overall demand for electricity;
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indirect competition from alternative fuel sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind and solar power, and the location, availability, quality and price of those alternative fuel sources;

•	environmental and other governmental regulations, including those impacting coal-fired power plants; and
•	energy conservation efforts and related governmental policies.

For example, the relatively recent low price of natural gas has resulted, in some instances, in domestic electric power generators increasing natural gas consumption while decreasing coal consumption. Federal and state mandates for increased use of electricity derived from renewable energy sources could affect demand for our coal. Such mandates, combined with other incentives to use renewable energy sources, such as tax credits, could make alternative fuel sources more competitive with coal. A decrease in coal consumption by the electric power generation industry could adversely affect the price of coal, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

According to the EIA, although electricity demand fell in only three years between 1950 and 2007, it declined in five of the eight years between 2008 and 2015. The largest drop in electricity demand occurred in 2009, primarily as the result of the steep economic downturn from late 2007 through 2009, which led to a large drop in electricity sales in the industrial sector. Other factors, such as efficiency improvements associated with new appliance standards in the buildings sectors and overall improvement in the efficiency of technologies powered by electricity, have slowed electricity demand growth and may contribute to slower growth in the future, even as the U.S. economy continues its recovery. Further decreases in the demand for electricity, such as decreases that could be caused by a worsening of current economic conditions, a prolonged economic recession or other similar events, could have a material adverse effect on the demand for coal and on our business over the long term.

Changes in the coal industry that affect our customers, such as those caused by decreased electricity demand and increased competition, could also adversely affect our business. Indirect competition from natural gas-fired plants that are relatively less expensive to construct and less difficult to permit has the most potential to displace a significant amount of coal-fired electric power generation in the near term, particularly from older, less efficient coal-fired powered generators. For example, according to the EIA, installed U.S. natural gas-fired net summer generating capacity increased by about 7 gigawatt from 2014-2015, while installed coal-fired net summer generating capacity decreased by about 19 gigawatt over the same period. In addition, uncertainty caused by federal and state regulations could cause coal customers to be uncertain of their coal requirements in future years, which could adversely affect our ability to sell coal to our customers under multi-year sales contracts.

The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our coal, and any significant damage to our CNX Marine Terminal facility that impacts its use could impair our ability to supply coal to our customers.

Transportation logistics play an important role in allowing us to supply coal to our customers. Any significant delays, interruptions or other limitations on the ability to transport our coal could negatively affect our operations. Our coal is transported from our mining complex by rail, truck or a combination of these methods. To reach markets and end customers, our coal may also be transported by barge or by ocean vessels loaded at terminals, including our CNX Marine Terminal. Disruption of transportation services because of weather-related problems, strikes, lock-outs, terrorism, governmental regulation, third-party action or other events could temporarily impair our ability to supply coal to customers and adversely affect our profitability. In addition, transportation costs represent a significant portion of the delivered cost of coal and, as a result, the cost of delivery is a critical factor in a customers’ purchasing decision. Increases in transportation costs, including increases resulting from emission control requirements and fluctuation in the price of diesel fuel and demurrage, could make our coal less competitive. Any disruption of the transportation services we use or increase in transportation costs could have a materially adverse effect on our business, financial condition, results of operations and cash flows. Disruption in shipment levels over longer periods of time at the CNX Marine Terminal could cause our customers to look to other sources for their coal needs, negatively affecting our revenues and results of operations.

Competition within the coal industry may adversely affect our ability to sell our products. Increased competition or a loss of our competitive position could adversely affect our sales of, or our prices for, our coal products, which could impair our profitability.

We compete with other coal producers primarily on the basis of price, coal quality, transportation costs and reliability. We compete with coal producers in various regions of the United States and with some foreign coal producers for domestic sales primarily to electric power generators. Demand for our thermal coal by our principal electric power generator customers is affected by the delivered price of competing coals, other fuel supplies and alternative generating sources, including nuclear, natural gas, oil and renewable energy sources, such as hydroelectric and wind power. The domestic coal industry has experienced consolidation in recent years, including consolidation among some of our major competitors. In addition, substantial overcapacity exists in the coal industry and most large coal companies have filed bankruptcy proceedings which could enable them to lower their production costs and thereby reduce the price for their coal. We cannot assure you that the result of current or further consolidation in the coal industry or current or future bankruptcy proceedings of our coal competitors will not adversely affect our competitive position. We also compete with both domestic and foreign coal producers for sales in international markets. We sell coal to foreign electricity generators, which sales are significantly affected by international demand and competition. Potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit coal producers operating in countries other than the United States. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable foreign trade policies or other arrangements.

Any reduction in our ability to compete in coal markets could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The characteristics of coal may make it costly for electric power generators and other coal users to comply with various environmental standards regarding the emissions of impurities released when coal is burned which could cause utilities to replace coal-fired power plants with alternative fuels. In addition, various incentives have been proposed to encourage the generation of electricity from renewable energy sources. A reduction in the use of coal for electric power generation could decrease the volume of our domestic coal sales and adversely affect our results of operations.

Coal contains impurities, including sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air along with fine particulate matter and carbon dioxide when it is burned. Complying with regulations on these emissions can be costly for electric power generators. For example, in order to meet the federal Clean Air Act limits for sulfur dioxide emissions from electric power plants, coal users will need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase) or switch to other fuels. Each option has limitations. Lower sulfur coal may be more costly to purchase on an energy basis than higher sulfur coal depending on mining and transportation costs. The cost of installing scrubbers is significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modification of existing plants. Because higher sulfur coal currently accounts for a significant portion of our sales, the extent to which electric power generators switch to alternative fuel could materially affect us. Recent Environmental Protection Agency (EPA) rulemaking proceedings requiring additional reductions in permissible emission levels of impurities by coal-fired plants will likely make it more costly to operate coal-fired electric power plants and may make coal a less attractive fuel alternative for electric power generation in the future. Examples are (i) implementation of the Cross-State Air Pollution Rule (CSAPR) to require reductions of seasonal nitrogen oxides (NOX) emissions from power plants in the eastern United States to address ozone pollution; and (ii) the Utility Maximum Achievable Control Technology (Utility MACT) rule, better known as the Mercury and Air Toxics Standard (MATS) rule, which included more stringent new source performance standards (NSPS) for particulate matter (PM), mercury, sulfur dioxide (SO2) and nitrogen oxides (NOX), for new and existing coal-fired power plants. The rule was rejected by the U.S. Supreme Court on June 29, 2015 and sent back to the D.C. Circuit Court to determine whether to remand and allow the EPA to address the rule’s deficiencies or to vacate and nullify the rule; nevertheless most coal-fired electric power generators have already taken steps to comply with the rule. On April 18, 2017 the EPA asked the Court to delay arguments over MATs to allow the Trump Administration time to fully review the findings.

Apart from actual and potential regulation of emissions, water use, waste water discharge, and solid waste management from coal-fired plants, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. Several states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reductions in the amount of coal consumed by domestic electric power generators as a result of current or new standards for the emission of impurities or incentives to switch to alternative fuels or renewable energy sources could reduce the demand for our coal, thereby reducing our revenues and adversely affecting our business and results of operations.

Regulation of greenhouse gas emissions may increase our operating costs and reduce the value of our coal assets and such regulation, as well as uncertainty concerning such regulation could adversely impact the market for coal, as well as for our securities.

While climate change legislation in the U.S. is unlikely in the next several years, the issue of global climate change continues to attract considerable public and scientific attention with widespread concern about the impacts of human activity, especially the emissions of greenhouse gases (GHGs) such as carbon dioxide and methane. Combustion of fossil fuels, such as the coal we produce, results in the creation of carbon dioxide emissions into the atmosphere by coal end-users, such as coal-fired electric power generation plants. Numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government that are intended to limit emissions of GHGs. Several states have already adopted measures requiring reduction of GHGs within state boundaries. Other states have elected to participate in voluntary regional cap-and-trade programs like the Regional Greenhouse Gas Initiative (RGGI) in the northeastern U.S.

The Obama Administration laid out the Climate Action Plan to limit emissions of carbon dioxide (CO2) from coal-fired and natural gas-fired power plants. The EPA proposed numerous regulatory actions to address CO2, including New Source Performance Standards (NSPS) for CO2 from both new power plants and existing and modified/reconstructed power plants. The agency’s Clean Power Plan (CPP) Rule, which went into effect on December 22, 2015, set state-specific rate-based goals for CO2 emissions from existing fossil fuel-fired electric generating units, and created emission guidelines for states to follow in developing plans to address greenhouse gas emissions from existing fossil fuel-fired electric generating units. Numerous petitions challenging the CPP Rule were consolidated into one case, West Virginia v. EPA. While the litigation is still ongoing at the circuit court level, a mid-litigation application to the Supreme Court resulted in a stay of the CPP Rule. On September 27, 2016, an en banc panel of the U.S. Court of Appeals for the D.C. Circuit heard oral arguments in the case. The decision, originally expected in early 2017, has been stayed as a result of a March 28, 2017 executive order directing the EPA to begin the process of reviewing and possibly rescinding the CPP Rule. The EPA filed a motion and the motion was granted by the U.S. Court of Appeals for the D.C. Circuit requesting the stay while the EPA conducts their review of the CPP Rule. If the review does not result in any rule changes, the U.S. Court of Appeals for the D.C. Circuit will rule on the legality of the CPP Rule.

The current Administration’s executive order promoting energy independence and economic growth issued on March 28, 2017 requires the review of existing regulations that potentially burden the development or use of domestically produced energy resources. The review of existing regulations may not result in any changes and any changes made to existing regulations may not produce the intended favorable results desired by the new Administration. The executive order also directed the Council on Environmental Quality to rescind its final guidance entitled, “Final Guidance for Federal Departments and Agencies on Consideration of Greenhouse Gas Emissions and the Effects of Climate Change in National Environmental Policy Act (NEPA) Reviews.” The guidance previously directed agencies to consider proposed actions and their effects on climate change (GHG emissions would have been a key indicator being assessed under any NEPA review). Such review considerations may have created additional delays or costs in any NEPA review processes for energy producers and generators and may have prevented the acquisition of any necessary federal approvals for energy producers and generators.

Internationally, the Kyoto Protocol, which set binding emission targets for developed countries (which was not ratified by the United States) was nominally extended past its expiration date of December 2012 with a requirement for a new legal construct to be put into place by 2015. In December 2015, the United Nations Climate Change Conference was held and an agreement was reached between the countries participating in the conference, including the United States, to limit global warming to less than 2 degrees Celsius (3.6° Fahrenheit) compared to pre-industrial levels. This agreement, known as the Paris Agreement, calls for zero net anthropogenic greenhouse gas emission to be reached during the second half of the 21st century. Each party is to prepare a plan on its contributions to reach this goal; each plan is to be filed in a publicly available registry. The Paris Agreement does not create any binding obligations for nations to limit their GHG emissions but rather includes pledges to voluntarily limit or reduce future emissions. Although the United States became a party to the Paris Agreement in April 2016, the current Administration subsequently terminated its participation in June 2017. However, the Paris Agreement stipulates that participating countries must wait four years before withdrawing from the agreement.

Additionally, coalbed methane must be expelled from our underground coal mines for mining safety reasons and is vented into the atmosphere when the coal is mined. Coalbed methane has a greater GHG effect than carbon dioxide. If regulation of GHG emissions does not exempt the release of coalbed methane, we may have to further reduce our methane emissions, pay higher taxes, incur costs to purchase credits that permit us to continue operations as they now exist at our underground coal mines or perhaps curtail coal production. In 2010 the EPA declined a petition to regulate methane emissions from coal mines, and on May 13, 2014 the U.S. Court of Appeals upheld the EPA’s denial of the petition. The current Administration’s stated stance of unburdening domestic energy production will make it more unlikely that coalbed methane will be regulated in a manner that adds higher costs to producers in the short- term.

Apart from governmental regulation, investment banks based both domestically and internationally have announced that they have adopted climate change guidelines for lenders. The guidelines require the evaluation of carbon risks in the financing of electric power generation plants which may make it more difficult for utilities to obtain financing for coal-fired plants.

Adoption of comprehensive legislation or regulation focusing on GHG emission reductions for the United States or other countries where we sell coal, or the inability of utilities to obtain financing in connection with coal-fired plants, may make it more costly to operate fossil fuel fired (especially coal-fired) electric power generation plants and make fossil fuels less attractive for electric utility power plants in the future. Depending on the nature of the regulation or legislation, natural gas-fueled power generation could become more economically attractive than coal-fueled power generation. Apart from actual regulation, uncertainty over the extent of regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Any reduction or substantial delay in the amount of coal consumed by domestic electric power generators as a result of actual or potential regulation of greenhouse gas emissions could decrease demand for our fossil fuels, thereby reducing our revenues and materially and adversely affecting our business and results of operations. Our customers may also have to invest in carbon dioxide capture and storage technologies in order to burn coal and comply with future GHG emission standards.

In addition, there have also been efforts in recent years affecting the investment community, including investment advisers, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities and also pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. The impact of such efforts may adversely affect the demand for and price of securities issued by us, and impact our access to the capital and financial markets.

Environmental regulations introduce uncertainty that could adversely impact the market for coal with potential short and long-term liabilities.

The Federal Endangered Species Act (ESA) and similar state laws protect species endangered or threatened with extinction. Protection of endangered and threatened species may cause us to modify mining plans, or develop and implement species-specific protection and enhancement plans to avoid or minimize impacts to endangered species or their habitats. A number of species indigenous to the areas where we operate are protected under the ESA.

CoalCo utilizes certain pipelines in connection with its coal businesses. Mitigation permits from the Army Corps of Engineers (ACOE) are typically required for certain impacts these pipelines cause to streams and wetlands. On June 29, 2015, the EPA promulgated a proposed rule called “Definition of ‘Waters of the United States’ (WoUS) Under the Clean Water Act.” The rule expanded the scope of the CWA to include previously non-jurisdictional streams, wetlands, and waters, making these areas jurisdictional inter-coastal waters of the U.S. On August 27, 2015, the District Court of North Dakota blocked implementation of the rule in 13 states prior to the rule’s effective date of August 28, 2015. On October 9, 2015, the Court of Appeals for the Sixth Circuit blocked implementation of the rule nationwide. The U.S. Supreme Court will now decide which court has jurisdiction - federal appeals court or district courts. A decision is expected sometime in mid-2017. Meanwhile, the current Administration is working to rescind and replace the rulemaking that would re-establish the 1986 rule and implement the 2008 guidance, which is less onerous than the currently litigated rule.

Management and regulation of point source discharges covered under the National Pollutant Discharge Eliminations System (NPDES) of the CWA have undergone recent changes and proposed changes at both the state and federal level that have the potential to affect the long-term treatment and discharge of water from coal mines. CWA section 304(b) requires EPA to annually review and, if appropriate, revise Effluent Guidelines. States are required by the CWA to conduct a comprehensive review of the state water quality standards every three years (the Triennial Review). On December 23, 2016 EPA published a draft Field-Based Methods for Developing Aquatic Life Criteria for Specific Conductivity, which could impact NPDES permits with conductivity limits. However, this draft document is also under review pursuant to Executive Order 13783.

Our coal mining operations are subject to operating risks, which could increase our operating expenses and decrease our production levels which could adversely affect our results of operations. Our coal operations are also subject to hazards and any losses or liabilities we suffer from hazards which occur in our operations may not be fully covered by our insurance policies.

Our coal mining operations are underground mines. Underground mining and related processing activities present inherent risks of injury to persons and damage to property and equipment. Our mines are subject to a number of operating risks that could disrupt operations, decrease production and increase the cost of mining at particular mines for varying lengths of time thereby adversely affecting our operating results. In addition, if an operating risk occurs in our mining operations, we may not be able to produce sufficient amounts of coal to deliver under our multi-year coal contracts. Our inability to satisfy contractual obligations could result in our customers initiating claims against us or canceling their contracts. The operating risks that may have a significant impact on our coal operations include:

•	variations in thickness of the layer, or seam, of coal;

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adverse geological conditions, including amounts of rock and other natural materials intruding into the coal that could affect the stability of the roof and the side walls of the mine - for example, unit costs were negatively impacted in 2016 due to adverse geological conditions at Enlow Fork Mine, primarily related to sandstone intrusions, which resulted in reduced coal production at that mine;

•	environmental hazards;

•	equipment failures or unexpected maintenance problems;

•	fires or explosions, including as a result of methane, coal, coal dust or other explosive materials and/or other accidents;

•	inclement or hazardous weather conditions and natural disasters or other force majeure events;

•	seismic activities, ground failures, rock bursts or structural cave-ins or slides;

•	delays in moving our longwall equipment;

•	railroad derailments;

•	security breaches or terroristic acts; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

The occurrence of any of these risks at our coal mining operations could adversely affect our ability to conduct coal mining operations or result in substantial loss to us as a result of claims for:

•	personal injury or loss of life;

•	damage to and destruction of property, natural resources and equipment, including our coal properties and our coal production or transportation facilities;

•	pollution and other environmental damage to our properties or the properties of others;

•	potential legal liability and monetary losses;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

In addition, the occurrence of any of these events in our coal mining operations which prevents our delivery of coal to a customer and which is not excusable as a force majeure event under our coal sales agreement, could result in economic penalties, suspension or cancellation of shipments or ultimately termination of the coal sales agreement.

Although we maintain insurance for a number of risks and hazards, we may not be insured or fully insured against the losses or liabilities that could arise from a significant accident in our coal operations. We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. Moreover, a significant mine accident could potentially cause a mine shutdown. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to obtain equipment, parts and raw materials in a timely manner, in sufficient quantities or at reasonable costs to support our coal mining operations.

Coal mining consumes large quantities of commodities including steel, copper, rubber products and liquid fuels and requires the use of capital equipment. Some commodities, such as steel, are needed to comply with roof control plans required by regulation. The prices we pay for commodities and capital equipment are strongly impacted by the global market. A rapid or significant increase in the costs of commodities or capital equipment we use in our operations could impact our mining operations costs because we may have a limited ability to negotiate lower prices, and, in some cases, may not have a ready substitute.

We use equipment in our coal mining and transportation operations such as continuous mining units, conveyors, shuttle cars, rail cars, locomotives, roof bolters, shearers and shields. We procure this equipment from a concentrated group of suppliers, and obtaining this equipment often involves long lead times. Occasionally, demand for such equipment by mining companies can be high and some types of equipment may be in short supply. Delays in receiving or shortages of this equipment, as well as the raw materials used in the manufacturing of supplies and mining equipment, which, in some cases, do not have ready substitutes, or the cancellation of our supply contracts under which we obtain equipment and other consumables, could limit our ability to obtain these supplies or equipment. In addition, if any of our suppliers experiences an adverse event, or decides to no longer do business with us, we may be unable to obtain sufficient equipment and raw materials in a timely manner or at a reasonable price to allow us to meet our production goals and our revenues may be adversely impacted. We use considerable quantities of steel in the mining process. If the price of steel or other materials increases substantially or if the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses could increase. Any of the foregoing events could materially and adversely impact our business, financial condition, results of operations or cash flows.

For mining operations, CoalCo must obtain, maintain, and renew governmental permits and approvals which if we cannot obtain in a timely manner would reduce our production, cash flow and results of operations.

The pace with which the government issues permits needed for new operations and for on-going operations to continue coal mining has negatively impacted expected production. Any such delays, as well as any denial of a coal mining permit, could reduce our production, cash flows and results of operations. See “Business- Legal and Environmental Proceedings- Environmental Proceedings” for disclosure regarding the factual determinations underlying the decision by the Pennsylvania Department of Environmental Protection in September of 2017 to withhold a prior permit submission for continued longwall mining in the 4L panel at the Bailey Mine, and the impact that the determination has had on our operations to date, and may have on our operations in the future.

Existing and future government laws, regulations and other legal requirements relating to protection of the environment, and others that govern our business may increase our costs of doing business for coal and may restrict our coal operations.

We are subject to laws, regulations and other legal requirements enacted or adopted by federal, state and local authorities, as well as foreign authorities relating to protection of the environment. These include those legal requirements that govern discharges of substances into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, groundwater quality and availability, threatened and endangered plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the installation of various safety equipment in our mines, remediation of impacts of surface subsidence from underground mining, and work practices related to employee health and safety. Complying with these requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations and competitive position.

In addition, there is the possibility that we could incur substantial costs as a result of violations under environmental laws. Any additional laws, regulations and other legal requirements enacted or adopted by federal, state and local authorities, as well as foreign authorities or new interpretations of existing legal requirements by regulatory bodies relating to the protection of the environment could further affect our costs of operations and competitive position. The Clean Water Act is being used by opponents of mountain top removal mining as a means to challenge permits and bring citizen suits to make coal mining more expensive. At CoalCo’s subsidiary Fola Coal Company, LLC, six citizen suits have been filed challenging water discharge permits. Two of those suits were settled in 2014, and a federal court has issued liability rulings in three of the other matters.

Our mines are subject to stringent federal and state safety regulations that increase our cost of doing business at active operations and may place restrictions on our methods of operation. In addition, government inspectors under certain circumstances, have the ability to order our operations to be shutdown based on safety considerations.

The Federal Coal Mine Safety and Health Act (MSHA) and Mine Improvement and New Emergency Response (MINER) Act impose stringent health and safety standards on mining operations. Regulations that have been adopted are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, the equipment used in mine emergency procedures and other matters. Most states in which we operate have programs for mine safety and health regulation and enforcement. The various requirements mandated by law or regulation can place restrictions on our methods of operations, and potentially lead to fees and civil penalties for the violation of such requirements, creating a significant effect on operating costs and productivity. In addition, government inspectors under certain circumstances, have the ability to order our operation to be shutdown based on safety considerations. If an incident were to occur at one of our coal mines, it could be shut down for an extended period of time and our reputation with our customers could be materially damaged.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in liabilities to us.

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as “acid mine drainage.” We could become subject to claims for toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or for the entire share.

We maintain coal refuse areas and slurry impoundments at a number of our coal mining complexes. Such areas and impoundments are subject to extensive regulation. Structural failure of a slurry impoundment or coal refuse area could result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to claims for the resulting environmental contamination and associated liability, as well as for fines and penalties. Our coal refuse areas and slurry impoundments are designed, constructed, and inspected by our company and by regulatory authorities according to stringent environmental and safety standards.

We have reclamation, mine closing obligations and gas well plugging obligations. If the assumptions underlying our accruals are inaccurate, we could be required to expend greater amounts than anticipated.

The Surface Mining Control and Reclamation Act as well as various state laws establish operational, reclamation and closure standards for all our coal mining operations and require us, under certain circumstances, to plug natural gas wells. We accrue for the costs of current mine disturbance, gas well plugging and of final mine closure, including the cost of treating mine water discharge where necessary. Estimates of our total reclamation, mine-closing and degasification and well plugging liabilities, which are based upon permit requirements and our experience, were approximately $257 million at June 30, 2017. The amounts recorded are dependent upon a number of variables, including the estimated future closure costs, estimated proved reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected.

Most states where we operate require us to post bonds for the full cost of coal mine reclamation (full cost bonding). West Virginia is not a full cost bonding state. West Virginia has an alternative bond system (ABS) for coal mine reclamation which consists of (i) individual site bonds posted by the permittee that are less than the full estimated reclamation cost plus (ii) a bond pool (Special Reclamation Fund) funded by a per ton fee on coal mined in the State which is used to supplement the site specific bonds if needed in the event of bond forfeiture.

Pennsylvania is expanding its full cost bonding program to cover all coal mine bonding, further increasing the amount of surety bonds we must seek in order to permit its mining activities. We have been able to post surety bonds with the states to secure our reclamation obligations. If our creditworthiness declines, states may seek to require us to post letters of credit or cash collateral to secure those obligations, or we may be unable to obtain surety bonds, in which case we would be required to post letters of credit. Additionally, the sureties that post bonds on our behalf may require us to post security in order to secure the obligations underlying these bonds. Posting letters of credit in place of surety bonds or posting security to support these surety bonds would have an adverse effect on our liquidity.

We face uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

Coal reserves are economically recoverable when the price at which they are expected to be sold exceeds their expected cost of production and selling. We base our coal reserve information on geologic data, coal ownership information and current and proposed mine plans. These estimates are periodically updated to reflect past coal production, new drilling information and other geologic or mining data. Similar to natural gas reserves, there are uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff. Some of the factors and assumptions which impact economically recoverable coal reserve estimates include:

•	geologic conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	our ability to obtain, maintain and renew all required permits;

•	future improvements in mining technology;

•	assumptions governing future prices; and

•	future operating costs, including the cost of materials and capital expenditures.

In addition, we hold substantial coal reserves in areas containing Marcellus Shale and other shales. These areas are currently the subject of substantial exploration for oil and natural gas, particularly by horizontal drilling. If a natural gas well is in the path of our mining for coal, we may not be able to mine through the well unless we purchase it. Although in the past we have purchased vertical wells, the cost of purchasing a producing horizontal well could be substantially greater. Horizontal wells with multiple laterals extending from the well pad may access larger natural gas reserves than a vertical well which could result in higher costs. In future years, the cost associated with purchasing natural gas wells which are in the path of our coal mining may make mining through those wells uneconomical thereby effectively causing a loss of significant portions of our coal reserves.

Each of the factors which impacts reserve estimation may in fact vary considerably from the assumptions used in estimating the reserves. For these reasons, estimates of coal reserves may vary substantially. Actual production, revenues and expenditures with respect to our coal reserves will likely vary from estimates, and these variances may be material. As a result, our estimates may not accurately reflect our actual coal reserves.

Defects may exist in our chain of title for our undeveloped coal reserves where we have not done a thorough chain of title examination of our undeveloped coal reserves. We may incur additional costs and delays to mine coal because we have to acquire additional property rights to perfect our title to coal rights. If we fail to acquire additional property rights to perfect our title to coal rights, we may have to reduce our estimated reserves.

Title to most of our owned or leased properties and mineral rights is not usually verified until we make a commitment to mine a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. In some cases, we rely on title information or representations and warranties provided by our lessors or grantor’s. Our right to mine certain of our reserves has in the past been, and may again in the future be, adversely affected if defects in title, boundaries or other rights necessary for mining exist or if a lease expires. Any challenge to our title or leasehold interests could delay the mining of the property and could ultimately result in the loss of some or all of our interest in the property. From time to time we also may be in default with respect to leases for properties on which we have mining operations. In such events, we may have to close down or significantly alter the sequence of such mining operations which may adversely affect our future coal production and future revenues. If we mine on property that we do not own or lease, we could incur liability for such mining and be subject to regulatory sanction and penalties.

In order to obtain, maintain or renew leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease. As a result, our results of operations, business and financial condition may be materially adversely affected.

CoalCo and its subsidiaries are subject to various legal proceedings, which may have an adverse effect on our business.

We are party to a number of legal proceedings in the normal course of business activities. Defending these actions, especially purported class actions, can be costly, and can distract management. There is the potential that the costs of defending litigation in an individual matter or the aggregation of many matters could have an adverse effect on our cash flows, results of operations or financial position. See “Business—Legal and Environmental Proceedings” for further discussion of pending legal proceedings.

We have obligations for long-term employee benefits for which we accrue based upon assumptions which, if inaccurate, could result in our being required to expense greater amounts than anticipated.

We provide various long-term employee benefits to inactive and retired employees. We accrue amounts for these obligations. At June 30, 2017, the current and non-current portions of these obligations included:

•	postretirement medical and life insurance ($694 million);

•	coal workers’ pneumoconiosis benefits ($117 million);

•	pension benefits ($73 million); and

•	workers’ compensation ($77 million).

However, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated. Salary retirement benefits are funded in accordance with Employer Retirement Income Security Act of 1974 (ERISA) regulations. The other obligations are unfunded. In addition, the federal government and several states in which we operate consider changes in workers’ compensation and black lung laws from time to time. Such changes, if enacted, could increase our benefit expense and our collateral requirements.

A failure by Murray Energy to satisfy the liabilities it assumed from ParentCo, perform its obligations under various agreements, the performance of which by Murray Energy ParentCo guaranteed, or under various agreements with ParentCo, could require us to indemnify GasCo, which could materially adversely affect our results of operations, financial position and cash flows.

In 2013, Murray Energy and its subsidiaries (Murray Energy) acquired approximately $2.4 billion of liabilities which had been reflected on ParentCo books. The consolidated balance sheet liabilities at the time of sale were comprised of approximately $2.1 billion of other postemployment benefits (OPEB) and other liabilities. In addition to these assumed liabilities, Murray Energy acquired or assumed certain ParentCo payment obligations, performance guarantees, equipment leases or subleases. The current maximum estimated exposure under the Murray Energy guarantees as of June 30, 2017 was believed to be approximately $39 million. The leases and subleases entered into with Murray Energy relate to approximately $39 million of equipment. Murray Energy is primarily liable for the acquired retiree medical liabilities under the Coal Industry Retiree Health Benefits Act of 1992, referred to herein as the Coal Act, but ParentCo remains secondarily liable. At the time of the sale, the Coal Act liabilities Murray Energy acquired were approximately $307 million and it was estimated that the servicing cost for these liabilities would be approximately $26 million for 2017, and would decline thereafter since the beneficiaries consist principally of miners who retired prior to 1994. Any failure by Murray Energy to satisfy these assumed liabilities or perform under these agreements could result in substantial claims against ParentCo by third-parties. On November 12, 2013, in connection with the transaction with ParentCo, Moody’s assigned Murray Energy a family credit rating of B3 (speculative and subject to high credit risk) and its secured second lien notes due 2021 a rating of Caa1 (poor standing and subject to very high credit risk). Since the 2013 transaction, Murray Energy’s credit ratings have been downgraded by Moody’s. In June 2017, Moody’s upgraded Murray Energy to a family credit rating of B3 and the rating on its secured second lien notes to Caa2 with a stable outlook. As part of the separation and distribution CoalCo has agreed to indemnify GasCo as it relates to certain of these obligations. If Murray Energy fails to satisfy these assumed liabilities, payment obligations or Coal Act liabilities and we are called upon to perform our indemnity obligation to GasCo, our results of operations, financial position and cash flows could be materially adversely affected.

Terrorist attacks or a cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

We have become increasingly dependent upon digital technologies, including information systems, infrastructure and cloud applications and services, to operate our businesses, to process and record financial and operating data, communicate with our employees and business partners, as well as other activities related to our businesses. Strategic targets, such as energy-related assets, may be at greater risk of future physical attacks by terrorists or cyber attacks than other targets in the United States. Deliberate attacks on our assets, or security breaches in our systems or infrastructure, or the systems or infrastructure of third-parties, or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in production or delivery, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third-party liability. Our insurance may not protect us against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.

Our sales of thermal coal are from three mines at one location in Pennsylvania, making us vulnerable to risks associated with operating in a single geographic area.

Our sales of thermal coal, as well as our thermal coal reserves, are from our Bailey Mine, Enlow Fork Mine and Harvey Mine located in Greene County, Pennsylvania. In addition, we also rely upon one coal processing plant and rail load facility, located in Enon, Pennsylvania for shipping coal from all of these mines. Any disruption in the functioning of this coal processing plant and rail load-out facility such as the structural failure at our above ground conveyor system or in transportation in this area could significantly reduce our sales of thermal coal and adversely affect our results of operation and financial condition.

Certain provisions in our multi-year coal sales contracts may provide limited protection during adverse economic conditions, may result in economic penalties to us or permit the customer to terminate the contract.

Price adjustment, “price reopener” and other similar provisions in our multi-year coal sales contracts may reduce the protection from coal price volatility traditionally provided by coal supply contracts. Price reopener provisions are present in several of our multi-year coal sales contracts. These price reopener provisions may automatically set a new price based on prevailing market price or, in some instances, require the parties to agree on a new price, sometimes within a specified range of prices. In a limited number of agreements, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Any adjustment or renegotiations leading to a significantly lower contract price could adversely affect our profitability.

Most of our coal sales agreements contain provisions requiring us to deliver coal within certain ranges for specific coal quality characteristics such as heat content, sulfur, ash, moisture, volatile matter, grindability, ash fusion temperature and size consist. Failure to meet these conditions could result in penalties or rejection of the coal at the election of the customer. Our coal sales contracts also typically contain force majeure provisions allowing for the suspension of performance by either party for the duration of specified events. Force majeure events include, but are not limited to, floods, earthquakes, storms, fire, faults in the coal seam or other geologic conditions, other natural catastrophes, wars, terrorist acts, civil disturbances or disobedience, strikes, railroad transportation delays caused by a force majeure event and actions or restraints by court order and governmental authority or arbitration award. Depending on the language of the contract, some contracts may terminate upon continuance of an event of force majeure that extends for a period greater than three to twelve months and some contracts may obligate us to perform notwithstanding what would typically be a force majeure event.

Our ability to operate our business effectively could be impaired if we fail to attract and retain skilled personnel, or if a meaningful segment of our employees become unionized.

Our ability to operate our business and implement our strategies depends, in part, on our continued ability to attract and retain the skilled personnel necessary to conduct our business. Efficient coal mining using modern techniques and equipment requires skilled laborers in multiple disciplines such as electricians, equipment operators, mechanics, engineers and welders, among others. Although we have not historically encountered shortages for these types of skilled labor, competition in the future may increase for such positions, especially as it relates to needs of other industries with respect to these positions, including oil and gas. If we experience shortages of skilled labor in the future, our labor and overall productivity or costs could be materially adversely affected. In the future, we may utilize a greater number of external contractors for portions of our operations. The costs of these contractors have historically been higher than that of our employed laborers. If our labor and contractor prices increase, or if we experience materially increased health and benefit costs with respect to our employees, our results of operations could be materially adversely affected.

None of our employees who conduct mining operations at the PAMC are currently represented by a labor union or covered under a collective bargaining agreement, although many employers in our industry have employees who belong to a union. It is possible that our employees who conduct mining operations at the PAMC may join or seek recognition to form a labor union, or we may be required to become a labor agreement signatory. If some or all of the employees who conduct mining operations at the PAMC were to become unionized, it could adversely affect productivity, increase labor costs and increase the risk of work stoppages at our mines. If a work stoppage were to occur, it could interfere with operations at the PAMC and have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions. In addition, the mere fact that a portion of our labor force could be unionized may harm our reputation in the eyes of some investors and thereby negatively affect our share price.

The majority of our common units in CNX Coal Resources LP are subordinated to other common units and we may not receive distributions from CNX Coal Resources LP.

As of June 30, 2017, we held 11.6 million subordinated units (representing a 41.8 percent limited partnership interest) in CNXC. The balance of our CNXC limited partnership interests are held in the form of preferred and common units. On October 2, 2017, ParentCo provided a conversion notice to CNXC with respect to all Class A Units owned by it, and thereafter caused all such Class A Units to convert, on a 1-to-1 ratio, into common units representing limited partner interests in CNXC. Subordinated units are not entitled to any distribution from CNXC unless CNXC makes a minimum quarterly distribution of at least $0.4678 per Class A Preferred Unit and $0.5125 per common unit. CNXC made minimum distributions per subordinated unit equal to the distribution per common unit for five of the six quarters since CNXC’s IPO. CNXC did not meet the requirement for a subordinated unit distribution with respect to fiscal quarter ended June 30, 2016 and we did not receive a distribution per subordinated unit, however, CNXC was able to make minimum distributions per subordinated unit equal to the distribution per common unit with respect to the fiscal quarter ended September 30, 2016 and declared minimum distributions per subordinated unit equal to the distribution per common unit with respect to the fiscal quarter ended December 31, 2016. We cannot assure you that CNXC will continue to be able to make or will make the required minimum quarterly distribution on its preferred and common units or that we will receive any future distributions on our subordinated units. Failure by CNXC to make distributions to us on our subordinated units could adversely affect our liquidity.

Risks Related to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from ParentCo.

We believe that, as an independent, publicly traded company, we will continue to, among other things, focus our financial and operational resources on our specific business, growth profile and strategic priorities, design and implement corporate strategies and policies targeted to our operational focus and strategic priorities, guide our processes and infrastructure to focus on our core strengths, implement and maintain a capital structure designed to meet our specific needs and more effectively respond to industry dynamics. However, we may be unable to achieve some or all of these benefits. For example, in order to position ourselves for the separation, we are undertaking a series of strategic, structural and process realignment and restructuring actions within our operations. These actions may not provide the benefits we currently expect, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our business following the separation, weakening of our internal standards, controls or procedures and impairment of our key customer and supplier relationships. In addition, completion of the proposed separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our financial condition, results of operations and cash flows could be materially and adversely affected.

The combined market value of GasCo and our shares after the spin-off may not equal or exceed the market value of ParentCo shares prior to the spin-off.

We cannot assure you that the combined trading prices of GasCo common stock and our common stock after the spin-off, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the market price of ParentCo common stock prior to the spin-off. Until the market has fully evaluated the Gas Business of GasCo without the Coal Business, the price at which GasCo common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our company, the price at which our common stock trades may fluctuate significantly.

We may be unable to complete, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

Although many components of operation as an independent company are well established as a result of CNXC’s historic existence, there remains a number of business and organization changes that will be required to complete our transition to a new standalone public company. We expect these changes, which may include staffing adjustments, new hires and reassignment of responsibilities, adoption of new processes, systems and controls, and transitioning services provided by ParentCo to internally provided services, to continue for the foreseeable future.

Following the separation and distribution, ParentCo will have no obligation to provide us with assistance other than the transition services outlined in the transition services agreement, along with such other arrangements as have otherwise been contractually agreed to as outlined in the other agreements described under “Certain Relationships and Related Party Transactions—Agreements with GasCo.” These services do not include every service we have received from ParentCo in the past, and ParentCo is only obligated to provide these services for limited periods from the distribution date. Accordingly, following the separation and distribution, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from ParentCo. These services include information technology, tax, legal, insurance and other administrative activities, the effective and appropriate performance of which is critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from ParentCo. In particular, ParentCo’s information technology networks and systems are complex, and duplicating these networks and systems will be challenging. Because our business previously operated in part as a component of the wider ParentCo organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or we may incur additional costs that could adversely affect our business. Additionally, while we have developed certain internal controls and procedures, such internal controls and procedures have not yet been fully implemented in connection with our operations as a standalone company. The process of implementing our internal controls could require significant attention from management and we cannot be certain that we will successfully implement and maintain adequate controls over our financial processes and reporting in the future. Difficulties encountered in their implementation could harm our results of operations or cause us to fail to meet our reporting obligations. If we fail to obtain the quality of administrative services necessary to operate effectively or incur greater costs in obtaining these services, our financial condition, results of operations and cash flow may be materially and adversely affected.

Our historical combined and unaudited pro forma condensed combined financial data are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

The historical combined and unaudited pro forma condensed combined financial data we have included in this information statement may not reflect what our financial condition, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented or what our financial condition, results of operations and cash flows will be in the future when we are an independent company. This is primarily because:

•	Prior to our separation, our business was operated by ParentCo as part of its broader corporate organization, rather than as an independent, publicly traded company.

•

Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of ParentCo. While our business historically has generated sufficient cash to finance our working capital and other cash requirements, following the separation and distribution, we will no longer have access to ParentCo’s cash pool. Without the opportunity to obtain financing from ParentCo, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•

We will enter into transactions with ParentCo that did not exist prior to the separation, and modify certain existing arrangements between CNXC and ParentCo. For more information, see “Certain Relationships and Related Party Transactions—Agreements with GasCo.”

•	Other significant changes may occur in our cost structure, management, financing, tax profile and business operations as a result of our operating as a company separate from ParentCo.

The pro forma financial data included in this information statement is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition, results of operations or cash flows actually would have been as a stand-alone company or to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For more information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements” and our Annual Combined Financial Statements and the notes thereto.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of ParentCo.

There is a risk that, by separating from ParentCo, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current ParentCo organizational structure. As part of ParentCo, we have been able to enjoy certain benefits from ParentCo’s operating diversity, purchasing power and opportunities to pursue integrated strategies with ParentCo’s other businesses. As an independent, publicly traded company, we will be smaller and, as such, will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets. Additionally, as part of ParentCo, we have been able to leverage the ParentCo historical market reputation and performance and brand identity to recruit and retain key personnel to run our business. As an independent, publicly traded company, we will not have the same historical market reputation and performance or brand identity as ParentCo and it may be more difficult for us to recruit or retain such key personnel. Further, we may be more vulnerable to changing market conditions, such as changes in the coal industry, which could result in increased volatility in our cash flows, working capital and financing requirements and could materially and adversely affect our business, financial condition and results of operations.

We will incur significant costs in connection with the separation and distribution, as well as costs associated with operating as an independent, publicly traded company, which may adversely affect our financial condition, results of operations and cash flows.

Prior to the distribution, we will make a cash payment of $425 million to ParentCo, funded primarily by third-party indebtedness incurred by us prior to the separation and distribution. We incurred approximately $33 million in costs associated with raising the third-party indebtedness. In addition, we will be subject to ongoing interest and principal payments during the term of this indebtedness. Following the separation, we expect to incur and pay non-recurring transition, financing and other expenses. We currently anticipate that our obligations with respect to these transaction-related expenses are expected to total between approximately $13 to $15 million. We also expect to incur certain ongoing costs associated with operating as an independent, publicly traded company and extra costs related to the creation of an IT function and reporting systems. We expect to spend an appropriate amount of capital to relocate and/or augment some of our infrastructure and creating our new IT systems. The ongoing costs of the separation may adversely impact our financial condition, results of operations and cash flows. For more information regarding the separation and our anticipated costs to operate as an independent, publicly traded company, see “The Separation and Distribution.”

The terms of our separation from ParentCo and the related agreements and other transactions with ParentCo were determined by ParentCo and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.

Prior to the completion of the distribution, we will enter into various agreements or amend certain of the existing agreements in place between ParentCo and CNXC to complete the separation of our business from ParentCo and govern our ongoing relationships, including, among others, a separation and distribution agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, a master cooperation and safety agreement and other agreements related to operations of CoalCo post-separation.

Under a transition services agreements, ParentCo will continue to provide various interim corporate support services to us and we will provide various interim support services to ParentCo. Under the transition services agreement for operations, we will be providing support services for ParentCo’s continuing operations through the term of the existing contracts. The separation agreement will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of ParentCo for liabilities unrelated to our business. Among other things, the separation agreement will contain indemnification obligations and ongoing commitments of us and ParentCo designed to make our company financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation and including potential indemnification obligations for veil-piercing actions brought by or on behalf of the Company. If we are required to indemnify ParentCo under the circumstances set forth in the separation agreement or other agreements, we may be subject to substantial liabilities.

For a description of these agreements and the other agreements that we will enter into with ParentCo, please read “Certain Relationships and Related Party Transactions.”

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our shares.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our shares.

Some contracts and other assets which will need to be transferred or assigned from ParentCo or its affiliates to CoalCo in connection with CoalCo’s separation from ParentCo may require the consent or involvement of a third party. If such consent is not given, CoalCo may not be entitled to the benefit of such contracts and other assets in the future, which could negatively impact CoalCo’s financial condition, results of operations and cash flows.

The separation agreement provides that in connection with CoalCo’s separation from ParentCo, a number of contracts with third-parties and other assets are to be transferred or assigned from ParentCo or its affiliates to CoalCo. However, the transfer or assignment of certain of these contracts or assets require providing guarantees or the consent of a third party to such a transfer or assignment. Similarly, in some circumstances, CoalCo and another business unit of ParentCo are joint beneficiaries of contracts, and CoalCo will need to enter into a new agreement with the third-party to replicate the existing contract or assign the portion of the existing contract related to CoalCo’s business. It is possible that some parties may use the requirement of a guarantee or consent or the fact that the separation is occurring to seek more favorable contractual terms from CoalCo or to seek to terminate the contract. If CoalCo is unable to provide a guarantee or obtain such consents on commercially reasonable and satisfactory terms or if the contracts are terminated, CoalCo may be unable to obtain some of the benefits, assets and contractual commitments which are intended to be allocated to CoalCo as part of CoalCo’s separation from ParentCo. The failure to timely complete the assignment of existing contracts or assets, or the negotiation of new arrangements, or a termination of any of those arrangements, could negatively impact CoalCo’s financial condition, results of operations and cash flows. In addition, where CoalCo does not intend to provide a guarantee or obtain consent from third party counterparties based on CoalCo’s belief that no guarantee or consent is required, the third party counterparties may challenge a transfer of assets on the basis that the terms of the applicable commercial arrangements require that a guarantee be provided or the third party counterparty’s consent. CoalCo may incur substantial litigation and other costs in connection with any such claims and, if CoalCo does not prevail, CoalCo’s ability to use these assets could be adversely impacted.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them, and may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

In connection with our separation we will assume, and indemnify ParentCo for, certain liabilities. If we are required to make payments pursuant to these indemnities to ParentCo, we may need to divert cash to meet those obligations and our financial condition, results of operations and cash flows could be negatively impacted. In addition, ParentCo may indemnify us for certain liabilities. ParentCo’s indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and ParentCo may not be able to satisfy its indemnification obligations in the future.

Pursuant to the terms of the separation agreement and certain other agreements to be entered into as part of the separation, we will agree to assume, and indemnify ParentCo for, certain liabilities for uncapped amounts, which may include, among other items, associated defense costs, settlement amounts and judgments. For additional detail regarding these indemnification obligations, please see the section of this information statement entitled “Certain Relationships and Related Party Transactions—Agreements with GasCo.” Although such obligations are not currently quantifiable, such potential payments pursuant to these indemnities could be significant, and could negatively impact our financial condition, results of operations and cash flows, particularly indemnities relating to our actions that could impact the tax-free nature of the contribution, the distribution and certain related transactions, which are set forth in detail in the tax matters agreement and separation agreement, as well as the risk factor below entitled “If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, ParentCo, CoalCo and ParentCo stockholders could be subject to significant tax liabilities and, in certain circumstances, CoalCo could be required to indemnify ParentCo for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.” Third parties could also seek to hold us responsible for liabilities of ParentCo’s business. GasCo will agree to indemnify us for such liabilities, but such indemnity from GasCo may not be sufficient to protect us against the full amount of such liabilities, and GasCo may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from GasCo any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our financial condition, results of operations and cash flows.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, ParentCo, CoalCo and ParentCo stockholders could be subject to significant tax liabilities and, in certain circumstances, CoalCo could be required to indemnify ParentCo for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

It is a condition to the distribution that ParentCo receives a private letter ruling from the IRS, which was received on October 16, 2017, and one or more opinions of its tax advisors, in each case satisfactory to the ParentCo Board of Directors, regarding certain U.S. federal income tax matters relating to the separation and the distribution, including, with respect to the opinion of Wachtell, Lipton, Rosen & Katz, to the effect that the distribution will be a transaction described in Section 355(a) of the Code. The IRS private letter ruling and the opinion(s) of tax advisors will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of ParentCo and CoalCo, including those relating to the past and future conduct of ParentCo and CoalCo. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if ParentCo or CoalCo breaches any of its representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors, the IRS private letter ruling and/or opinion(s) of tax advisors may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter ruling or the opinion(s) of tax advisors were based are false or have been violated. In addition, neither the IRS private letter ruling nor the opinion(s) of tax advisors will address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, and the opinion(s) of tax advisors represent the judgment of such tax advisors and are not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt by ParentCo of the IRS private letter and the opinion(s) of tax advisors, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, ParentCo, CoalCo and ParentCo stockholders could be subject to significant U.S. federal income tax liability.

If the distribution, together with related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, ParentCo would recognize taxable gain as if it had sold the CoalCo common stock in a taxable sale for its fair market value (unless ParentCo and CoalCo jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the ParentCo group would recognize taxable gain as if CoalCo had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the CoalCo common stock and the assumption of all CoalCo’s liabilities and (ii) CoalCo would obtain a related step up in the basis of its assets and, if the distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355, in general, for U.S. federal income tax purposes, ParentCo stockholders who receive CoalCo shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, see “Material U.S. Federal Income Tax Consequences.”

Under the tax matters agreement that ParentCo will enter into with CoalCo, CoalCo may be required to indemnify ParentCo against any additional taxes and related amounts resulting from (i) an acquisition of all or a portion of the equity securities or assets of CoalCo, whether by merger or otherwise (and regardless of whether CoalCo participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by CoalCo or (iii) any of CoalCo’s representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors being incorrect or violated. Any such indemnity obligations could be material. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Agreements with GasCo—Tax Matters Agreement.”

We may not be able to engage in desirable strategic or capital-raising transactions after the separation.

Under current law, a spin-off can be rendered taxable as a result of certain post-spin-off acquisitions of shares or assets of the spun-off corporation. For example, a spin-off may result in taxable gain to the parent corporation under Section 355(e) of the Code if the spin-off were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in the spun-off corporation. To preserve the tax-free treatment of the separation and the distribution for U.S. federal income tax purposes, and in addition to CoalCo’s indemnity obligation described above, the tax matters agreement will restrict CoalCo, for the two-year period following the separation, except in specific circumstances, from:

•	entering into any transaction pursuant to which all or a portion of the shares of CoalCo common stock would be acquired, whether by merger or otherwise;

•	issuing equity securities beyond certain thresholds;

•	repurchasing shares of CoalCo capital stock other than in certain open-market transactions; and

•	ceasing to actively conduct certain of its businesses.

The tax matters agreement will also prohibit CoalCo from taking or failing to take any other action that would prevent the distribution and certain related transactions from qualifying as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit our ability to pursue certain strategic transactions, equity issuances or repurchases or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. For more information, see “Certain Relationships and Related Party Transactions—Agreements with GasCo—Tax Matters Agreement.”

After the distribution, certain of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in GasCo.

Although no CoalCo directors or officers will serve at both companies following the separation and distribution, certain of our directors and executive officers may own shares of GasCo common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership in both companies may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for GasCo and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between GasCo and us regarding the terms of the agreements governing the internal reorganization, the distribution and the relationship thereafter between the companies, including with respect to the indemnification of certain matters. For more information on certain procedures we will institute with regard to such matters, see “Certain Relationships and Related Party Transactions—Procedures for Approval of Related Person Transactions.”

Until the distribution occurs, ParentCo has the sole discretion to change the terms of the distribution in ways which may be unfavorable to CoalCo.

Until the distribution occurs, ParentCo will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to CoalCo. In addition, ParentCo may decide at any time not to proceed with the separation, including to pursue other strategic alternatives with respect to the Coal Business, including alternatives that have previously been presented to, and are continuously considered and discussed by, management of ParentCo.

The completion of the separation will constitute a change of control under CNXC’s current senior secured revolving credit facility (CNXC Revolver), which would be an event of default thereunder if we fail to refinance the CNXC Revolver.

The completion of the separation will constitute a change of control under the terms of the CNXC Revolver, which would result in an event of default under the CNXC Revolver. Although CoalCo expects that the CNXC Revolver will be refinanced in connection with the completion of the separation, there is no assurance that such refinancing will occur on acceptable terms or at all. If refinancing is not obtained for the CNXC Revolver and ParentCo nevertheless elects to consummate the separation, the separation would trigger a default under the CNXC Revolver, which, unless waived, would give the lenders under the CNXC Revolver all remedies available to a secured lender, and they could elect to terminate their commitments, cease making further loans, cause their loans to become immediately due and payable in full, institute foreclosure proceedings against CNXC or its assets and force CNXC and its subsidiaries into bankruptcy or liquidation.

No vote of ParentCo stockholders is required in connection with the distribution. As a result, if the distribution occurs and you do not want to receive CoalCo common stock in the distribution, your sole recourse will be to divest yourself of your ParentCo common stock prior to the record date.

No vote of ParentCo stockholders is required in connection with the distribution. Accordingly, if the distribution occurs and you do not want to receive CoalCo common stock in the distribution, your only recourse will be to divest yourself of your ParentCo common stock prior to the record date for the distribution.

As a public company, we will be required to publish more detailed information about our business, operations and financial performance which will be available for our customers, competitors and other third parties.

Historically, information about our business and operations was presented as part of the broader ParentCo corporate organization. As an independent, publicly traded company, we will be required to publicly provide more detailed information about our business and operations, including financial information, as a stand-alone company. This information will be accessible to our customers, suppliers and competitors, each of which may factor the new information into their commercial dealings with us or in the markets in which we operate. The use of such information by third parties in the marketplace could have an adverse effect on us and our results of operations, including our relative level of profitability.

There may be substantial disruption to our business and distraction of our management and employees as a result of the separation, and the uncertainty associated with the separation may otherwise adversely impact our operations and relationships with key stakeholders.

There may be substantial disruption to our business and distraction of our management and employees from day-to-day operations because matters related to the separation may require substantial commitments of time and resources, which could otherwise have been devoted to other opportunities that could have been beneficial to us.

In addition, the uncertainty surrounding whether or when the separation will occur and other aspects of the separation may adversely affect our ability to enter into new customer agreements or extend or expand existing customer relationships if potential and existing customers choose to wait to learn whether the separation will proceed before committing to new, extended or expanded customer relationships with us. Similarly, suppliers, vendors and other businesses or organizations that we may seek to contract with or expand existing relationships with us may choose to wait to enter into new agreements or arrangements or change existing agreements or arrangements with us. If such uncertainty continues for a protracted period, our ability to secure new, extended or expanded customer relationships may be adversely affected, or we may be compelled to pay higher fees or incur new or higher expenses to operate and maintain our business. We cannot predict whether or when any adverse effects on our business will result from these uncertainties, but such effects, if any, could materially and adversely affect our revenues and results of operations in future periods.

Furthermore, the uncertainty surrounding the separation may adversely affect our ability to attract and retain qualified personnel. We operate in an industry that currently experiences a high level of competition among different companies for qualified and experienced personnel. The uncertainty relating to the possibility of the separation may increase the risk that we could experience higher than normal rates of attrition or that we experience increased difficulty in attracting qualified personnel or incur higher expenses to do so. High levels of attrition among the management and employee personnel necessary to operate our business or difficulties or increased expense incurred to replace any personnel who leave, could materially adversely affect our business or results of operations.

The separation and distribution and related internal reorganization transactions may expose CoalCo to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

If CoalCo files for bankruptcy or is otherwise determined or deemed to be insolvent under federal bankruptcy laws, a court could deem the separation and distribution or certain internal reorganization transactions undertaken by ParentCo in connection with the separation to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. A court could void the transactions or impose substantial liabilities upon CoalCo, which could adversely affect CoalCo’s financial condition and its results of operations. Among other things, the court could require CoalCo stockholders to return to ParentCo some or all of the shares of CoalCo common stock issued in the separation and distribution, or require CoalCo to fund liabilities of other companies involved in the reorganization transactions for the benefit of creditors.

The distribution of CoalCo common stock is also subject to review under state corporate distribution statutes. Under the Delaware General Corporation Law (the DGCL), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although ParentCo intends to make the distribution of CoalCo common stock entirely out of surplus, CoalCo cannot assure you that a court will not later determine that some or all of the distribution to ParentCo stockholders was unlawful.

Risks Related to Our Common Stock and the Securities Market

We cannot be certain that an active trading market for our common stock will develop or be sustained after the distribution, and following the distribution, our stock price may fluctuate significantly.

A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the last trading day prior to the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the distribution. If an active trading market does not develop for our stock, you may have difficulty selling your shares at an attractive price, or at all. In addition, we cannot predict the price at which shares of our common stock may trade after the distribution.

Similarly, ParentCo cannot predict the effect of the distribution on the trading prices of its common stock. After the distribution, ParentCo common stock will continue to be listed and traded on the NYSE. Subject to the consummation of the distribution, we expect our common stock to be listed and traded on the NYSE under the symbol “CEIX.” The combined trading prices of ParentCo common stock and our common stock after the distribution, as adjusted for any changes in the combined capitalization of these companies, may not be equal to or greater than the trading price of ParentCo common stock prior to the distribution. Until the market has fully evaluated the remaining business of ParentCo without our business, and fully evaluated us, the price at which ParentCo’s or our common stock trade may fluctuate significantly.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•

our business profile and market capitalization may not fit the investment objectives of ParentCo’s current stockholders, causing a shift in our initial investor base, and our common stock may not be included in some indices in which ParentCo common stock is included, causing certain holders to be mandated to sell their shares of our common stock;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	the failure of securities analysts to cover our common stock after the distribution;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates or our earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of either or both classes of our common stock. As a result of these factors, holders of our common stock may not be able to resell their shares at or above the initial market price following the separation or may not be able to resell them at all. In addition, price volatility with our common stock may be greater if trading volume is low.

If securities analysts do not publish research or reports about our company, or issue unfavorable commentary about us or downgrade our shares, the price of our shares could decline.

The trading market for our shares will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. Because our ordinary shares will initially be distributed to the public through the spin-off, there will not be a marketing effort relating to the initial distribution of our shares of the type that would typically be part of an initial public offering of shares. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could use estimation or valuation methods that we do not agree with, downgrade our shares or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our shares could decline.

A future sale of a substantial number of shares of our common stock may cause our stock price to decline.

Any sales of substantial amounts of shares of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately 28.0 million shares of our common stock issued and outstanding. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the Securities Act), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

We cannot guarantee the timing, amount, or payment of dividends on our common stock in the future.

The payment and amount of any future dividend will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurance that we will continue to pay a dividend in the future.

There may be substantial changes in CoalCo’s stockholder base.

Many investors holding ParentCo common stock may hold that stock because of a decision to invest in a company with Parent’s profile. Following the distribution, the shares of CoalCo common stock held by those investors will represent an investment in a company with a different profile. This may not be aligned with a holder’s investment strategy and may cause the holder to sell the shares. As a result, CoalCo’s stock price may decline or experience volatility as CoalCo’s stockholder base changes.

Your percentage of ownership in us may be diluted in the future.

Your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we may be granting to our directors, officers and employees. Such issuances may have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

Certain CoalCo employees will have rights to purchase or receive shares of CoalCo common stock after the separation as a result of the conversion of their ParentCo stock options, restricted stock units and performance share units to CoalCo stock options, restricted stock units and performance share units. The conversion of these ParentCo awards into CoalCo awards is described in further detail in the section entitled “The Separation and Distribution—Treatment of Equity-Based Compensation.” As of the date of this information statement, the exact number of share units of CoalCo common stock that will be subject to the converted CoalCo stock options, restricted stock units and performance share units is not determinable; and therefore it is not possible to determine the extent to which your percentage ownership in CoalCo could be diluted as a result of the conversion. It is anticipated that the compensation committee of the board of directors of CoalCo will grant additional equity awards to CoalCo employees and directors after the distribution, from time to time, under CoalCo’s compensation and employee benefit plans. These additional awards will have a dilutive effect on CoalCo’s earnings per share, which could adversely affect the market price of CoalCo’s common stock.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of our common stock. For more information, see “Description of CoalCo Capital Stock.”

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

CoalCo’s amended and restated certificate of incorporation and amended and restated by-laws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with CoalCo’s board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of our stockholders to act by written consent unless such written consent is unanimous;

•	the inability of our stockholders to call special meetings;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval;

•	the fact that our board of directors will initially be divided into three classes; and

•	the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of our board of directors) on our board of directors.

In addition, following the distribution, we will be subject to Section 203 of the DGCL. Section 203 provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15% of the corporation’s outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirers from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

In addition, an acquisition or further issuance of CoalCo’s stock could trigger the application of Section 355(e) of the Code, causing the distribution to be taxable to ParentCo. For a discussion of Section 355(e) of the Code, see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, CoalCo would be required to indemnify ParentCo for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain an alternative judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws;

•

any action asserting a claim that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; or

•	any action asserting an internal corporate claim as defined in Section 115 of the DGCL.

Any person or entity purchasing or otherwise holding any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials ParentCo and CoalCo have filed or will file with the SEC contain or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include those containing such words as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect CoalCo’s expectations, assumptions, or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding the separation and distribution, including the timing and expected benefits thereof; forecasts concerning global demand for coal, changes in coal prices and our ability to develop our existing coal reserves and successfully execute our mining plans, competition and growth opportunities for coal, and other applications; targeted financial results or operating performance; and statements about CoalCo’s strategies, outlook, and business and financial prospects. These statements reflect beliefs and assumptions that are based on CoalCo’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Actual results, performance, or outcomes may differ materially from those expressed in or implied by those forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others:

•	whether the separation is completed, as expected or at all, and the timing of the separation and the distribution;

•	whether the conditions to the distribution are satisfied;

•	whether the operational, strategic and other benefits of the separation can be achieved;

•	whether the costs and expenses of the separation can be controlled within expectations;

•

deterioration in economic conditions in any of the industries in which our customers operate may decrease demand for our products, impair our ability to collect customer receivables and impair our ability to access capital;

•

volatility and wide fluctuation in coal prices based upon a number of factors beyond our control including oversupply relative to the demand available for our products, weather and the price and availability of alternative fuels;

•	an extended decline in the prices we receive for our coal affecting our operating results and cash flows;

•	foreign currency fluctuations that could adversely affect the competitiveness of our coal abroad;

•	our customers extending existing contracts or entering into new long-term contracts for coal on favorable terms;

•	our reliance on major customers;

•	our inability to collect payments from customers if their creditworthiness declines or if they fail to honor their contracts;

•	our inability to acquire additional coal reserves;

•

the availability and reliability of transportation facilities and other systems, disruption of rail, barge, gathering, processing and transportation facilities and other systems that deliver our coal to market and fluctuations in transportation costs;

•	a loss of our competitive position because of the competitive nature of coal industries, or a loss of our competitive position because of overcapacity in these industries impairing our profitability;

•	coal users switching to other fuels in order to comply with various environmental standards related to coal combustion emissions;

•

the impact of potential, as well as any adopted environmental regulations including any relating to greenhouse gas emissions on our operating costs as well as on the market for natural coal and for our securities;

•

the risks inherent in coal operations, including our reliance upon third party contractors, being subject to unexpected disruptions, including geological conditions, equipment failure, delays in moving out longwall equipment, railroad derailments, security breaches or terroristic acts and other hazards, timing of completion of significant construction or repair of equipment, fires, explosions, seismic activities, accidents and weather conditions which could impact financial results;

•	decreases in the availability of, or increases in, the price of commodities or capital equipment used in our coal mining operations;

•	obtaining, maintaining and renewing governmental permits and approvals for our coal operations;

•	the effects of government regulation on the discharge into the water or air, and the disposal and clean-up of, hazardous substances and wastes generated during our coal operations;

•	the effects of stringent federal and state employee health and safety regulations, including the ability of regulators to shut down our operations;

•	the potential for liabilities arising from environmental contamination or alleged environmental contamination in connection with our past or current coal operations;

•	the effects of mine closing, reclamation and certain other liabilities;

•	defects in our chain of title for our undeveloped reserves or failure to acquire additional property to perfect our title to coal rights;

•	uncertainties in estimating our economically recoverable coal reserves;

•	the outcomes of various legal proceedings, including those which are more fully described herein;

•	exposure to employee-related long-term liabilities;

•

failure by Murray Energy to satisfy liabilities it acquired from ParentCo, or failure to perform its obligations under various arrangements, which ParentCo guaranteed and for which we have indemnification obligations to ParentCo;

•	information theft, data corruption, operational disruption and/or financial loss resulting from a terrorist attack or cyber incident;

•	operating in a single geographic area;

•

certain provisions in our multi-year coal sales contracts may provide limited protection during adverse economic conditions, and may result in economic penalties or permit the customer to terminate the contract;

•	the majority of our common units in CNX Coal Resources LP are subordinated, and we may not receive distributions from CNX Coal Resources LP;

•	the potential failure to retain and attract skilled personnel of CoalCo;

•

the impact of the separation and the distribution and risks relating to CoalCo’s ability to operate effectively as an independent, publicly-traded company, including various costs associated with operation, and any difficulties associated with enhancing our accounting systems and internal controls and complying with financial reporting requirements;

•	unfavorable terms in our separation from ParentCo, related agreements and other transactions and CoalCo’s agreement to provide certain indemnification to ParentCo following the separation;

•

any failure of CoalCo’s customers, prospective customers, suppliers or other companies with whom CoalCo conducts business to be satisfied with CoalCo’s financial stability, or CoalCo’s failure to obtain any consents that may be required under existing contracts and other arrangements with third parties;

•	a determination by the IRS that the distribution or certain related transactions should be treated as a taxable transaction;

•	CoalCo’s ability to engage in desirable strategic or capital-raising transactions after the separation;

•	the existence of any actual or potential conflicts of interest of CoalCo’s directors or officers because of their equity ownership in GasCo;

•	exposure to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements as a result of the separation and related transactions;

•	uncertainty with respect to CoalCo common stock, including as to whether an active trading market will develop for CoalCo common stock, potential stock price volatility and future dilution;

•	the existence of certain anti-takeover provisions in our governance documents, which could prevent or delay an acquisition of CoalCo and negatively impact the trading price of CoalCo common stock; and

•	other unforeseen factors.

The above list of factors is not exhaustive or necessarily in order of importance. Additional information concerning factors that could cause actual results to differ materially from those in forward-looking statements include those discussed under “Risk Factors” in this information statement and in our publicly filed documents referred to in “Where You Can Find More Information.” CoalCo disclaims any intention or obligation to update publicly any forward-looking statements, whether in response to new information, future events, or otherwise, except as required by applicable law.

THE SEPARATION AND DISTRIBUTION

Overview

In December 2016, ParentCo announced its intention to separate its Coal Business from its Gas Business. The separation will occur by means of a pro rata distribution to ParentCo stockholders of all of the common stock of CoalCo, which was formed to hold ParentCo’s Pennsylvania Mining Operations (PAMC) and certain related coal assets, including ParentCo’s ownership interest in CNXC, which owns a 25% stake in PAMC, the CNX Marine Terminal, the Greenfield Reserves and certain other related coal assets and liabilities (collectively, the Coal Business). The number of shares of ParentCo common stock you own will not change as a result of the separation.

In connection with such distribution, we expect that:

•

ParentCo will complete an internal reorganization, which we refer to as the “internal reorganization,” as a result of which CoalCo will become the parent company of the ParentCo operations comprising, and the entities that will conduct, the Coal Business;

•	CoalCo will change its name to CONSOL Energy Inc. and ParentCo will change its name to CNX Resources Corporation; and

•

CoalCo will incur approximately $800 million of indebtedness from third-party financing sources, as described further in “Description of Material Indebtedness,” a portion of which we anticipate will be distributed by CoalCo to GasCo. In addition, CoalCo intends to retain those 5.75% MEDCO Revenue Bonds due September 2025, for which the principal amount as of September 30, 2017 was $103 million, and for which GasCo will remain as a guarantor with CoalCo providing indemnification with respect to such guarantee.

On October 30, 2017, the ParentCo Board of Directors approved the distribution of all of CoalCo’s common stock to holders of ParentCo common stock as of the close of business on November 15, 2017, the record date for the distribution. At 11:59 p.m., Eastern Time, on November 28, 2017, the distribution date, each ParentCo stockholder will receive one share of CoalCo common stock for every eight shares of ParentCo common stock held at the close of business on the record date for the distribution, as described below. ParentCo stockholders will receive cash in lieu of any fractional shares of CoalCo common stock that they would have received after application of this ratio.

Upon completion of the separation, each ParentCo stockholder as of the record date will continue to own shares of ParentCo and will own a proportionate share of the outstanding shares of common stock of CoalCo. You will not be required to make any payment, surrender or exchange your ParentCo common stock or take any other action to receive your shares of CoalCo common stock in the distribution. The distribution of CoalCo common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “Conditions to the Distribution” below.

Reasons for the Separation

The ParentCo Board of Directors believes that separating its Coal Business from its Gas Business is in the best interests of ParentCo and its stockholders for a number of reasons, including:

•

Management Focus and Strategic Decision Making. The separation will position each company to pursue a more focused, industry-specific strategy, will create additional operational flexibility and will enable the management teams of each company to focus on strengthening its core business, operations and other needs, and pursue distinct and targeted opportunities for long-term growth and profitability.

•	Allocation of Financial Resources and Access to Capital. The separation will permit each company to efficiently allocate its capital to meet the unique needs of its own business, which will allow each company to intensify its focus on its distinct business priorities. The separation will also facilitate each business having a more appropriate capital structure aligned with its target capital levels and those of its peers, and is expected to increase access to capital.

•

Employee Retention and Incentivizing. The separation will result in each business being better positioned to recruit and retain executives and other employees with expertise that is more directly applicable to the needs of its business. Similarly, the Company believes that its efforts to drive financial and operational goals by aligning incentive programs with specific goals applicable to each business are frustrated by its continued operation of two distinct lines of business. As a result of the separation, each business will be able to articulate more defined talent requirements for potential employees, and both recruiters and applicants are expected to have a clearer understanding of the prerequisites and opportunities associated with each business. Additionally, each business will be able to communicate specifically and clearly the goals of incentive programs and how such programs are specifically tailored to and aligned with the financial and operational strategic objectives of each business in connection with recruiting and retaining employees.

•

Enhanced Investor Understanding, Corporate Acquisition Currencies and Equity-Based Compensation. The separation brought about by the distribution will improve understanding of each business in the capital markets and allow for a stronger, more focused investor base for each business. Moreover, the separation will create two independent equity structures, enabling each business to use its own business-focused stock as consideration in acquisitions and equity compensation programs and creating a more efficient and valuable transaction currency and compensation tool.

The ParentCo Board of Directors also considered a number of potentially negative factors in evaluating the separation, including:

•

Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; and following the separation, we may be more susceptible to market fluctuations, including fluctuations in coal prices, and other adverse events than if we were still a part of ParentCo because our business will be less diversified than ParentCo’s business prior to the completion of the separation.

•

Increased Administrative Costs. We will incur substantial costs in connection with the separation and the transition to being a standalone public company, which may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to CoalCo, tax costs and costs to separate information systems. Due to our smaller scale as a standalone company, our cost of performing such functions could be higher than the amounts reflected in our historical financial statements, which would cause our profitability to decrease.

•

Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with ParentCo, we will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as tax-free transactions under applicable law. These restrictions may limit for a period of time our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.

•

Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of CoalCo or GasCo common stock or know with certainty whether the combined market value of one share of our common stock and eight shares of GasCo common stock will be less than, equal to or greater than the market value of eight shares of ParentCo common stock prior to the distribution.

In determining to pursue the separation, the ParentCo Board of Directors concluded the potential benefits of the separation outweighed the foregoing factors. See the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Formation of CoalCo

CoalCo was formed in Delaware on June 21, 2017 for the purpose of holding ParentCo’s Coal Business. As part of the plan to separate the Coal Business from the remainder of its businesses, in connection with the internal reorganization, ParentCo plans to transfer, or otherwise ensure the transfer of, the equity interests of certain entities, including CNXC, that are expected to operate the Coal Business and the assets and liabilities of the Coal Business to CoalCo prior to the distribution.

When and How You Will Receive the Distribution

With the assistance of Computershare Trust Company, N.A., the distribution agent for the distribution (the distribution agent or Computershare), ParentCo expects to distribute CoalCo common stock at 11:59 p.m., Eastern Time, on November 28, 2017, the distribution date, to all holders of outstanding ParentCo common stock as of the close of business on November 15, 2017, the record date for the distribution. Computershare, which currently serves as the transfer agent and registrar for ParentCo common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for CoalCo common stock.

If you own ParentCo common stock as of the close of business on the record date for the distribution, CoalCo common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Computershare will then mail you a direct registration account statement that reflects your shares of CoalCo common stock. If you hold your ParentCo shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the CoalCo shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell ParentCo common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of CoalCo common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your ParentCo common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of CoalCo common stock that have been registered in book-entry form in your name.

Most ParentCo stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your ParentCo common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the CoalCo common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of CoalCo common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares of common stock received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of CoalCo Common Stock You Will Receive

For every eight shares of ParentCo common stock that you own at the close of business on November 15, 2017, the record date for the distribution, you will receive one share of CoalCo common stock on the distribution date. ParentCo will not distribute any fractional shares of CoalCo common stock to its stockholders. Instead, if you are a registered holder, Computershare will aggregate fractional shares of common stock into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by ParentCo or CoalCo, will determine when, how, and through which broker-dealer and at what price to sell the whole shares of common stock. Any broker-dealer used by the distribution agent will not be an affiliate of either ParentCo or CoalCo and the distribution agent is not an affiliate of either ParentCo or CoalCo. Neither CoalCo nor ParentCo will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for shares of ParentCo common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the net cash proceeds. If you hold your shares of ParentCo common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Treatment of Equity-Based Compensation

In connection with the separation, equity-based awards granted by ParentCo prior to the separation are expected to be treated as described below, except as otherwise set forth in “Compensation Discussion and Analysis – Subsequent Events” with respect to certain unvested equity awards of Messrs. Brock and Salvatori and certain other employees of CoalCo. As of the separation, these awards will be held by (i) current employees of CoalCo and its subsidiaries (CoalCo Employees), (ii) current employees of GasCo and its subsidiaries (GasCo Employees), (iii) certain former employees classified as former employees of either CoalCo or GasCo for purposes of post-separation compensation and benefits matters (Former Employees), and (iv) nonemployee directors of GasCo (GasCo Nonemployee Directors) and nonemployee directors of CoalCo (CoalCo Nonemployee Directors).

Stock Options

Stock Options Held by GasCo Employees, CoalCo Employees, GasCo Nonemployee Directors, CoalCo Nonemployee Directors and Former Employees. Each outstanding award of ParentCo stock options will continue to relate to GasCo common stock following the separation, provided that the exercise price of, and number of shares subject to, each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo stock option award, subject to rounding. The adjusted GasCo stock option award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award prior to the separation.

Restricted Share Units (RSUs)

RSUs Held by CoalCo Employees and CoalCo Nonemployee Directors. Outstanding RSU awards originally granted in 2015 and held by CoalCo employees who have been designated as Grades 14 and lower will automatically vest three days prior to the record date, assuming approval from the compensation committee of ParentCo (the ParentCo Compensation Committee). All other outstanding RSU awards originally granted in 2015 and held by CoalCo Employees or CoalCo Nonemployee Directors will be converted into RSU awards with respect to CoalCo common stock. The number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award, subject to rounding. Such adjusted award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award prior to the separation. Any outstanding ParentCo RSU awards that contain early vesting provisions originally based on ParentCo common stock reaching a predetermined price will be equitably adjusted based on CoalCo’s stock price following the separation.

RSUs Held by GasCo Employees, GasCo Nonemployee Directors and Former Employees (CoalCo and GasCo). Each outstanding RSU award held by a GasCo Employee, GasCo Nonemployee Director, CoalCo Nonemployee Director and/or Former Employee will continue to relate to GasCo common stock following the separation, provided that the number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award, subject to rounding. Such adjusted award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award prior to the separation. Any outstanding ParentCo RSU awards that contain early vesting provisions originally based on ParentCo common stock reaching a predetermined price will be equitably adjusted based on GasCo’s stock price following the separation.

Performance Share Units (PSUs)

PSUs Held by CoalCo Employees. Each outstanding ParentCo PSU Award held by a CoalCo Employee will be converted into a PSU Award with respect to CoalCo common stock following the separation. The number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award, subject to rounding. Further, the relevant performance conditions applicable for the vesting of any such PSU Award (i) will be equitably adjusted following the separation to address the impact of the separation on said conditions for 2017 and (ii) for annual periods after 2017 will be adjusted to reflect CoalCo performance measurements. Such adjusted award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award prior to the separation.

PSUs Held by GasCo Employees and Former Employees. Each outstanding PSU award held by a GasCo Employee or Former Employee will relate to GasCo common stock following the separation, provided that the number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award, subject to rounding. Further, the relevant performance conditions applicable for the vesting of any such PSU Award (i) may be equitably adjusted to address the impact of the separation on said conditions and (ii) for annual periods after 2017, may be adjusted to reflect GasCo performance metrics. Such adjusted award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award prior to the separation.

Internal Reorganization

As part of the separation, and prior to the distribution, ParentCo and its subsidiaries expect to complete an internal reorganization in order to transfer to CoalCo the Coal Business that it will hold following the separation. Among other things and subject to limited exceptions, the internal reorganization is expected to result in CoalCo owning, directly or indirectly, the operations comprising, and the entities that conduct, the Coal Business.

The internal reorganization is expected to include various restructuring transactions pursuant to which (i) the operations, assets and liabilities of ParentCo and its subsidiaries used to conduct the Coal Business will be separated from the operations, assets and liabilities of ParentCo and its subsidiaries used to conduct the Gas Business and (ii) such Coal Business operations, assets and liabilities and investments will be contributed, transferred, or otherwise allocated to CoalCo or one of its direct or indirect subsidiaries. Such restructuring transactions may take the form of asset transfers, mergers, demergers, divisions, conversions, dividends, contributions and similar transactions, and may involve the formation of new domestic subsidiaries to own and operate the Coal Business or the Gas Business.

As part of this internal reorganization, ParentCo will contribute to CoalCo certain assets, including equity interests in entities that are expected to conduct the Coal Business.

Following the completion of the internal reorganization and immediately prior to the distribution, CoalCo will be the parent company of the entities that will conduct the Coal Business, and ParentCo (through subsidiaries other than CoalCo and its subsidiaries) will remain the parent company of the entities that are expected to conduct the Gas Business.

Results of the Distribution

After the distribution, CoalCo will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on November 15, 2017, the record date for the distribution, and will reflect any exercise of ParentCo options or vesting of other equity-based awards between the date the ParentCo Board of Directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of ParentCo common stock or any rights of ParentCo stockholders. ParentCo will not distribute any fractional shares of CoalCo common stock.

We will enter into a separation agreement and other related agreements with ParentCo, and amend or modify, or otherwise retain unchanged, currently existing agreements between ParentCo and CNXC, before the distribution to effect the separation and provide a framework for our relationship with GasCo after the separation. These agreements will provide for the allocation between GasCo and CoalCo of ParentCo’s assets, liabilities and obligations (including employee benefits, intellectual property, and tax-related assets and liabilities) attributable to periods prior to CoalCo’s separation from ParentCo and will govern the relationship between GasCo and CoalCo after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions.”

Market for CoalCo Common Stock

There is currently no public trading market for CoalCo common stock. CoalCo intends to apply to list its common stock on the NYSE under the symbol “CEIX.” CoalCo has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

We cannot predict the price at which CoalCo common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of CoalCo common stock that each ParentCo stockholder will receive in the distribution and the ParentCo common stock held at the record date for the distribution may not equal the “regular-way” trading price of the ParentCo common stock immediately prior to the distribution. The price at which CoalCo common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for CoalCo common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Our Common Stock and the Securities Market.”

Incurrence of Debt

CoalCo intends to incur certain indebtedness prior to or concurrent with the separation. Subject to market conditions and other factors, prior to or concurrent with the separation, CoalCo intends to secure new borrowings from third-party financing sources, including new term loan facilities. CoalCo has undertaken a secured notes offering, a portion of the proceeds of which we anticipate will be distributed to GasCo. CoalCo anticipates that the remainder of the proceeds of the new term loan facilities will be used to fund a loan to CNXC in order to repay and terminate CNXC’s existing revolving credit facility and for general corporate purposes. CoalCo also expects to enter into a new revolving credit facility with borrowing capacity of $300 million and an accounts receivable securitization facility with borrowing capacity of approximately $100 million. In addition, CoalCo intends to retain those 5.75% MEDCO Revenue Bonds due September 2025, for which the principal amount as of September 30, 2017 was $103 million, and for which GasCo will remain as a guarantor with CoalCo providing indemnification with respect to such guarantee. ParentCo’s existing senior unsecured notes are expected to remain an obligation of GasCo after the separation, except to the extent that GasCo uses funds received by it from CoalCo to repay existing indebtedness. For more information, see “Description of Material Indebtedness.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, ParentCo expects that there will be two markets in ParentCo common stock: a “regular-way” market and an “ex-distribution” market. ParentCo common stock that trades on the “regular-way” market will trade with an entitlement to CoalCo common stock distributed in the distribution. ParentCo common stock that trades on the “ex-distribution” market will trade without an entitlement to CoalCo common stock distributed in the distribution. Therefore, if you sell shares of ParentCo common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of CoalCo common stock in the distribution. If you own ParentCo common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of CoalCo common stock that you are entitled to receive pursuant to your ownership of shares of ParentCo common stock as of the record date.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, CoalCo expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for CoalCo common stock that will be distributed to holders of ParentCo common stock on the distribution date. If you owned ParentCo common stock at the close of business on the record date for the distribution, you would be entitled to CoalCo common stock distributed pursuant to the distribution. You may trade this entitlement to shares of CoalCo common stock, without trading the ParentCo common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to CoalCo common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

The distribution will be effective at 11:59 p.m., Eastern Time, on November 28, 2017, which is the distribution date, provided that the conditions set forth in the separation agreement have been satisfied (or waived by ParentCo in its sole and absolute discretion), including, among others:

•

the SEC declaring effective the registration statement of which this information statement forms a part; there being no order suspending the effectiveness of the registration statement in effect; and no proceedings for such purposes having been instituted or threatened by the SEC;

•	the mailing of a notice of Internet availability of this information statement or this information statement to ParentCo stockholders;

•

the receipt by ParentCo of a private letter ruling from the IRS, which was received on October 16, 2017, and one or more opinions of its tax advisors, in each case satisfactory to the ParentCo Board of Directors, regarding certain U.S. federal income tax matters relating to the separation and distribution, including, with respect to the opinion of Wachtell, Lipton, Rosen & Katz, to the effect that the distribution will be a transaction described in Section 355(a) of the Code;

•

the internal reorganization having been completed and the transfer of assets and liabilities of the Coal Business from ParentCo to CoalCo, and the transfer of assets and liabilities of the Gas Business from CoalCo to ParentCo, having been completed in accordance with the separation and distribution agreement;

•

the receipt of one or more opinions from an independent appraisal firm to the ParentCo Board of Directors as to the solvency of ParentCo and CoalCo after the completion of the distribution, in each case in a form and substance acceptable to the ParentCo Board of Directors in its sole and absolute discretion;

•

all actions necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rule and regulations thereunder having been taken or made and, where applicable, having become effective or been accepted;

•	the execution of certain agreements contemplated by the separation and distribution agreement;

•

no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;

•	the shares of CoalCo common stock to be distributed each having been accepted for listing on the NYSE, subject to official notice of distribution;

•

CoalCo having entered into the financing arrangements described under “Description of Material Indebtedness” and ParentCo being satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it will have no further liability under such arrangements;

•	ParentCo having received $425 million from CoalCo; and

•

no other event or development existing or having occurred that, in the judgment of ParentCo’s Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and the other related transactions.

ParentCo will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date, and the distribution ratio for CoalCo common stock. ParentCo will also have sole and absolute discretion to waive any of the conditions to the distribution. ParentCo does not intend to notify its stockholders of any modifications to the terms of the separation or distribution that, in the judgment of its Board of Directors, are not material. For example, the ParentCo Board of Directors might consider material such matters as significant changes to the distribution ratio and the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the ParentCo Board of Directors determines that any modifications by ParentCo materially change the material terms of the distribution, ParentCo will notify ParentCo stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.

DIVIDEND POLICY

The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of CoalCo’s Board of Directors. The Board of Directors’ decision regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in any existing debt facilities, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2017 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information. The information below is preliminary and is not necessarily indicative of what our capitalization would have been had the separation, distribution and related financing transactions been completed as of June 30, 2017. In addition, it is not indicative of our future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and notes included in the “Index to Financial Statements” section of this information statement.

	June 30, 2017
	Actual	Pro Forma As Adjusted
	(Amounts in thousands)
Cash and cash equivalents	$6,739	$152,739

Debt(1):
New Revolving Credit Facility(2)	—	—
AR Securitization Facility(2)	—	—
Term Loan A Facility	—	100,000
Term Loan B Facility	—	400,000
MEDCO Revenue Bonds	102,865	102,865
Senior Secured Notes(3)	—	300,000
CNXC Revolving Credit Facility(4)	190,000	—
Capital lease obligations (including current maturities)(5)	13,473	13,575
Miscellaneous Debt	2,678	2,678

Total Debt	309,016	919,118
Parent net investment / stockholders’ equity
Common stock, par value $0.01 per share	—	280
Additional paid-in capital	—	628,316
Parent net investment	1,077,558	—
Accumulated other comprehensive loss	(393,471)	(393,471)

Total parent net investment, stockholder equity and other comprehensive loss	684,087	235,125

Noncontrolling interest	142,210	142,210

Total equity	826,297	377,335

Total capitalization	$1,135,313	$1,296,453

(1)	Actual and pro forma as adjusted amounts reflected before netting associated debt issuance costs and original issuance discount.

(2)	CoalCo anticipates that, upon the time of separation, it will have no outstanding borrowings under the New Revolving Credit Facility or AR Securitization Facility.

(3)	Assumes notes are issued at par.

(4)	On the date of separation, CoalCo anticipates entering into an intercompany loan with CNXC to provide a working capital facility previously provided by the CNXC Revolver.

(5)	Increases in capital leases related to vehicle leases associated with certain personnel becoming CoalCo employees in connection with the separation.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents the selected historical combined financial data for CoalCo, which we derived from our unaudited Combined Financial Statements and our audited Combined Financial Statements, which are included in the “Index to Financial Statements” section of this information statement.

The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding, you should read the selected historical combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this information statement.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(Unaudited)	(Unaudited)
(dollars in thousands)
Statement of Income Information: Coal Sales	$620,155	$476,726	$1,065,582	$1,289,036	$1,616,874	$1,357,319	$1,323,679
Other Outside Sales:	27,742	15,767	31,464	30,967	41,255	43,364	57,345
Freight Revenue	30,045	24,557	46,468	20,499	23,133	17,778	50,901
Miscellaneous Other Income	32,794	36,133	82,120	68,193	123,604	61,034	62,533
Gain on Sale of Assets	13,536	3,904	5,228	13,025	26,312	46,404	29,655

Total Revenue and Other Income	724,272	557,087	1,230,862	1,421,720	1,831,178	1,525,899	1,524,113
Net Income:	98,690	22,785	50,450	317,421	290,952	313,773	367,959
Net Income Attributable to CONSOL Mining Corporation Shareholder	88,913	20,492	41,496	307,011	290,952	313,773	367,959
Balance Sheet Data (at period end):
Total assets	$2,626,610	$2,758,170	$2,687,434	$2,867,733	$3,092,374	$3,156,312	$3,104,767
Total long-term debt	$301,548	$299,629	$313,639	$286,526	$110,199	$108,332	$109,272

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The Unaudited Pro Forma Condensed Combined Financial Statements presented below have been derived from CoalCo’s historical combined financial statements included in this information statement. While the historical combined financial statements reflect the past financial results of the Coal Business, these pro forma statements give effect to the separation of that business into an independent, publicly traded company, as described under “Summary—The Separation and Distribution.”

The Unaudited Pro Forma Statements of Income for the year ended December 31, 2016 and the six months ended June 30, 2017 have been prepared as though the spin-off occurred on January 1, 2016. The Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 2017 has been prepared as though the spin-off occurred on June 30, 2017. The Unaudited Pro Forma Condensed Combined Financial Statements are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The unaudited pro forma adjustments are based on available information and assumptions our management believes are reasonable; however, such adjustments are estimates and may not prove to be accurate. The

Unaudited Pro Forma Condensed Combined Financial Statements have been derived from our historical combined financial statements included in this information statement and include certain adjustments to give effect to events that are (i) directly attributable to the spin-off and related transaction agreements, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on CoalCo.

The pro forma adjustments to reflect the separation include:

•

The tax-free distribution, for U.S. federal income tax purposes, of shares of our common stock to ParentCo stockholders, at a ratio of one share of our common stock for every eight ParentCo common shares outstanding as of the record date for the distribution, and the resulting elimination of CoalCo’s historical parent net investment;

•	the effect of our anticipated post-separation capital structure, which includes the issuance of approximately $800 million of additional indebtedness as described in this information statement;

•	the distribution of $425 million to ParentCo;

•	the transfers of certain corporate and other assets and liabilities comprising the Coal Business between us and ParentCo; and

•

the impact of, and transactions contemplated by, the separation and distribution agreement, including the transition services agreement, tax matters agreement, employee matters agreement, intellectual property matters agreement and other agreements between us and ParentCo and the provisions contained therein.

Historically, ParentCo has charged its operating subsidiaries for various corporate costs incurred in the operation of the business. These costs may not be representative, either positively or negatively, of the future costs we will incur as an independent, public company. Effective with the separation, we will assume responsibility for all corporate functions and related costs. Certain of these activities will continue to be performed by ParentCo under a transition service agreement for a limited period of time. We will incur incremental costs as an independent public company, including costs to replace services previously provided by ParentCo, as well as other stand-alone costs. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, therefore, are not included as adjustments within the Unaudited Pro Forma Condensed Combined Financial Statements.

As part of our transition to being a stand-alone public company we will incur separation costs related to the following:

•	finance, tax and other professional costs pertaining to the spin-off and establishing us as a stand-alone public company;

•	costs to separate our information systems from ParentCo; and

•	other separation costs.

We have not adjusted the accompanying unaudited pro forma condensed combined statements of income for these estimated separation costs as the costs are not expected to have an ongoing effect on our operating results.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

As a result of the separation and distribution, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. We will be required to establish procedures and practices as a standalone public company in order to comply with our obligations under those laws and the related rules and regulations. Any change in costs or expenses associated with operating as a standalone company would constitute projected amounts based on estimates and, therefore, are not factually supportable; as such, the Unaudited Pro Forma Condensed Combined Financial Statements have not been adjusted for any such estimated changes.

The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with our historical combined financial statements, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The Unaudited Pro Forma Condensed Combined Financial Statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this information statement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

SIX MONTHS ENDED JUNE 30, 2017

(Dollars in Thousands)

	Historical Predecessor	Pro Forma Adjustments				Total Pro Forma
		Financing Adjustments		Spin-Off Adjustments
Revenue and Other Income:
Coal Sales	$620,155	$—		$—		$620,155
Other Outside Sales	27,742	—		—		27,742
Freight Revenue	30,045	—		—		30,045
Miscellaneous Other Income	32,794	—		(6,438)	(b)	26,356
Gain on Sale of Assets	13,536	—		—		13,536

Total Revenue and Other Income	724,272	—		(6,438)		717,834
Costs and Expenses:
Operating and Other Costs	452,876	—		(756)	(b)	452,120
Depreciation, Depletion and Amortization	78,261	—		242	(b)	78,503
Freight Expense	30,045	—		—		30,045
Selling, General, and Administrative Costs	37,417	—		—		37,417
Interest Expense	7,966	33,233	(f)	—		41,199

Total Costs And Expenses	606,565	33,233		(514)		639,284

Earnings Before Income Tax	117,707	(33,233)		(5,924)		78,550
Income Tax	19,017	(12,845)	(g)	(2,289)	(g)	3,883

Net Income	98,690	(20,388)		(3,635)		74,667
Less: Net Income Attributable to Noncontrolling Interest	9,777	—		—		9,777

Net Income Attributable to CONSOL Mining Corporation Shareholder	$88,913	$(20,388)		$(3,635)		$64,890

Net Income per Share:
Basic and Diluted						$2.31	(h	)
Weighted Average Shares Outstanding:
Basic and Diluted						28,046,220	(h	)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

(Dollars in Thousands)

		Pro Forma Adjustments
	Historical Predecessor	Financing Adjustments		Spin-Off Adjustments		Total Pro Forma
Revenue and Other Income:
Coal Sales	$1,065,582	$—		$—		$1,065,582
Other Outside Sales	31,464	—		—		31,464
Freight Revenue	46,468	—		—		46,468
Miscellaneous Other Income	82,120	—		(9,306)	(b)	72,814
Gain on Sale of Assets	5,228	—		—		5,228

Total Revenue and Other Income	1,230,862	—		(9,306)		1,221,556
Costs and Expenses:
Operating and Other Costs	877,177	—		(1,164)	(b)	876,013
Depreciation, Depletion and Amortization	178,122	—		439	(b)	178,561
Freight Expense	46,468	—		—		46,468
Selling, General, and Administrative Costs	50,027	—		17	(b)	50,044
Interest Expense	14,053	67,365	(f)	—		81,418

Total Costs And Expenses	1,165,847	67,365		(708)		1,232,504

Earnings Before Income Tax	65,015	(67,365)		(8,598)		(10,948)
Income Tax	14,565	(26,037)	(g)	(3,323)	(g)	(14,795)

Net Income	50,450	(41,328)		(5,275)		3,847
Less: Net Income Attributable to Noncontrolling Interest	8,954	—		—		8,954

Net Income Attributable to CONSOL Mining Corporation Shareholder	$41,496	$(41,328)		$(5,275)		$(5,107)

Net Income per Share:
Basic and Diluted						$(0.18	)(h)
Weighted Average Shares Outstanding:
Basic and Diluted						28,046,220	(h)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2017

(Dollars in Thousands)

	Historical Predecessor	Pro Forma Adjustments				Total Pro Forma
		Financing Adjustments		Spin-Off Adjustments
ASSETS
Current Assets:
Cash and Cash Equivalents	$6,739	$146,000	(a)(d)	$—		$152,739
Trade Accounts Receivable	107,028	—		—		107,028
Other Receivables	17,445	—		2,835	(b)	20,280
Other Receivables - Related Party	32	—		—		32
Inventories	60,286	—		—		60,286
Prepaid Expenses	12,364	—		(44)	(b)	12,320

Total Current Assets	203,894	146,000		2,791		352,685

Property, Plant and Equipment:
Property, Plant and Equipment	4,613,940	—		(11,626)	(b)	4,602,314
Less—Accumulated Depreciation, Depletion and Amortization	2,495,546	—		3,935	(b)	2,499,481

Total Property, Plant and Equipment—Net	2,118,394	—		(15,561)		2,102,833
Other Assets:
Other Assets	111,759	7,000	(a)	14,965	(b)	133,724
Deferred Tax Asset	192,563	—		—		192,563

Total Other Assets	304,322	7,000		14,965		326,287

TOTAL ASSETS	$2,626,610	$153,000		$2,195		$2,781,805

LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$72,263	$—		$327	(b)	$72,590
Current Portion of Long-Term Debt	3,643	—		54	(b)	3,697
Other Accrued Liabilities	283,393	—		6,278	(b)	295,359
				5,688	(c)

Total Current Liabilities	359,299	—		12,347		371,646

Long-Term Debt:
Long-Term Debt	291,344	580,708	(a)	—		872,052
Capital Lease Obligations	10,204	—		48	(b)	10,252

Total Long-Term Debt	301,548	580,708		48		882,304
Deferred Credits and Other Liabilities:
Postretirement Benefits Other Than Pensions	652,206	—		—		652,206
Pneumoconiosis Benefits	107,321	—		—		107,321
Asset Retirement Obligations	228,576	—		139	(b)	228,715
Workers’ Compensation	64,689	—		—		64,689
Salary Retirement	72,529	—		—		72,529
Other	14,145	—		10,915	(b)	25,060

Total Deferred Credits and Other Liabilities	1,139,466	—		11,054		1,150,520

TOTAL LIABILITIES	1,800,313	580,708		23,449		2,404,470
Equity:
Common stock, par value $0.01 per share	—	—		280	(e)	280
Additional paid-in capital	—	—		628,316	(e)	628,316
Parent Net Investment	1,077,558	(427,708)	(a)(d)	(644,162)	(b)(e)	—
				(5,688)	(c)
Accumulated Other Comprehensive Income	(393,471)	—		—		(393,471)

Total Parent Net Investment and Other Comprehensive Income	684,087	(427,708)		(21,254)		235,125
Noncontrolling Interest	142,210	—		—		142,210

TOTAL EQUITY	826,297	(427,708)		(21,254)		377,335

TOTAL LIABILITIES AND EQUITY	$2,626,610	$153,000		$2,195		$2,781,805

Note 1: Basis of Pro Forma Presentation

In December 2016, ParentCo announced its intention to separate into two independent, publicly traded companies: a coal company and a natural gas exploration and production (E&P) company. The coal company will include our PAMC, our ownership interest in CNXC, our marine terminal at the Port of Baltimore, our undeveloped coal reserves located in the Northern Appalachian, Central Appalachian and Illinois basins and certain related coal assets and liabilities (collectively, the Coal Business). CoalCo was formed in Delaware on June 21, 2017 for the purpose of holding ParentCo’s Coal Business. The spin-off transaction, which is expected to be tax-free to ParentCo stockholders, will be effected through a pro rata distribution of our stock to existing ParentCo stockholders. Immediately following the distribution, ParentCo stockholders will own 100 percent of the outstanding shares of our common stock. After the spin-off, we will operate as an independent, publicly traded company. Unless otherwise indicated or except where the context otherwise requires, references to “we,” “us” or “our” refer to CONSOL Mining Corporation, which will be renamed CONSOL Energy Inc., in connection with the separation. ParentCo will be renamed CNX Resources Corporation in connection with the separation.

In connection with the spin-off, among other things, we intend to consummate the financing transactions as described in more detail in Note 2: The Spin-Off Transactions, below.

The Unaudited Pro Forma Condensed Combined Financial Statements are based on our historical combined financial statements, which are included elsewhere in this information statement, and have been prepared to reflect the spin-off and related transactions, including the incurrence of indebtedness of approximately $800 million represented by the notes and borrowings under our new senior secured credit facilities. The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. These adjustments are included only to the extent they are directly attributable to the spinoff and related transactions and the appropriate information is known and factually supportable.

Note 2: The Spin-Off Transactions

The Spin-Off

In connection with the spin-off, ParentCo will undergo an internal reorganization so as to facilitate, at the time of the separation, the transfer to us of certain employees, operations, assets and liabilities associated with ParentCo’s coal operations and certain other current and former businesses and activities of ParentCo. In addition, at the time of separation we will transfer certain assets and liabilities to ParentCo mainly related to certain royalties, receivables and promissory notes that will not be conveyed to CoalCo in connection with the separation.

Financing Transactions

In connection with the spin-off, we expect to complete certain financing transactions on or prior to the completion of the spin-off, including the repayment of certain existing indebtedness (Financing Transactions).

The following tables summarize the anticipated sources and expected uses of proceeds in connection with the Financing Transactions, as if they had occurred as of June 30, 2017. The actual amounts set forth in the table and in the accompanying footnotes are subject to adjustment and may differ at the time of the consummation of the Financing Transactions depending on several factors, including, among others, fluctuations in indebtedness between June 30, 2017 and the actual closing dates of the Financing Transactions, payments of accrued interest subsequent to June 30, 2017, and differences from our estimated fees and expenses.

Sources	Amount (in thousands)	Uses	Amount (in thousands)
New TLA Facility	$100,000	Repay CNXC Revolver	$190,000
New TLB Facility	400,000	Cash transfer to ParentCo(1)	425,000
New Notes	300,000	Fees, costs and expenses(1)	39,000
		Cash to balance sheet(1)(2)	146,000

Total Sources	$800,000	Total Uses	$800,000

(1)	Subject to adjustment based on final relevant financing fees and expenses.

(2)	To be used for general corporate purposes.

Note 3: Pro Forma Adjustments

(a) To reflect the $190 million repayment of the CNXC Revolver, the write-off of $2.7 million of deferred financing fees associated with the CNXC Revolver and the entrance into the following debt agreements in connection with the spin-off:

(i) $100 million Term Loan A Facility (TLA Facility) with a four year maturity;

(ii) $400 million Term Loan B Facility (TLB Facility) with a five year maturity including a 2% original issuance discount;

(iii) $300 million revolving credit facility (Revolving Credit Facility) with a four year maturity, of which no amounts are expected to be outstanding as of the date of the separation;

(iv) $300 million second lien secured notes (Notes) with an eight year maturity; and

(v) a $100 million anticipated accounts receivable securitization facility (the AR Securitization Facility), of which no amounts are expected to be outstanding at the date of the separation.

Deferred financing fees associated with the TLA Facility, the TLB Facility, the new Revolving Credit Facility, AR Securitization Facility and the Notes were $7 million, $8.5 million, $6 million, $1 million and $8.5 million, respectively, and will be amortized over the respective terms of the agreements.

(b) In connection with the spin-off, ParentCo will transfer certain corporate and other assets and liabilities to us, including certain property, plant and equipment, and certain guarantees of ParentCo. In addition, we will transfer certain assets and liabilities to ParentCo mainly related to certain surface acres, royalties, receivables, accrued property taxes and promissory notes that will not be conveyed to or retained by CoalCo in connection with the separation. The revenues and expenses associated with the transfer of these assets and liabilities between CoalCo and ParentCo have been adjusted on the Unaudited Pro Forma Condensed Combined Financial Statements.

The separation and distribution, tax matters, transition services, employee matters and indemnification agreements have not been finalized, and the pro forma statements will be revised in future amendments to reflect the impact of those agreements, to the extent they are deemed material.

(c) Reflects the accrual of $5.7 million of transaction costs attributable to the separation and distribution transaction that are not already included in accrued expenses as of June 30, 2017. These are factually supportable because such amounts are based on reliable, documented evidence such as invoices for costs incurred to date and estimates from third-parties for additional costs to be incurred in connection with the spin-off. Such costs are non-recurring in nature and directly related to the separation and, therefore, are reflected as a reduction to equity and not included in the unaudited pro forma condensed combined statements of income.

(d) To reflect the transfer of $425 million to ParentCo with the proceeds from the debt agreements discussed in (a).

(e) Reflects the elimination of net parent investment as a result of the anticipated post-separation capital structure. Upon the consummation of the separation and distribution, net parent investment will be eliminated and the newly issued equity will be allocated between common stock and additional paid-in-capital based on the number of shares of CoalCo common stock outstanding at the distribution date.

(f) To reflect the adjustment to interest expense, including the amortization of deferred financing fees associated with the new indebtedness to be entered into in connection with the closing of the spin-off and related transactions.

	For the Six Months Ended June 30, 2017	For the Year Ended December 31, 2016
Elimination of historical interest expense – CNXC Revolver	$(4,961)	$(9,023)
Commitment fees on Revolving Credit Facility and AR Securitization Facility	1,050	2,100
Interest on TLA Facility (1)	2,875	5,750
Interest on TLB Facility (1)	14,500	29,000
Interest on Notes (1)	16,500	33,000
Amortization of deferred financing fees – TLA Facility	875	1,750
Amortization of deferred financing fees – TLB Facility	850	1,700
Amortization of original issuance discount – TLB Facility	138	275
Amortization of deferred financing fees – Notes	531	1,063
Amortization of deferred financing fees – Revolving Credit Facility and AR Securitization Facility	875	1,750

Total pro forma interest expense	$33,233	$67,365

(1)

The adjustments to record interest expense for the six months ended June 30, 2017 and the year ended December 31, 2016 are estimated based off the terms of the debt agreements described in Note 3(a) above. The adjustments to record interest expense for the six months ended June 30, 2017 and the year ended December 31, 2016 are estimated by assuming interest rates of 5.75%, 7.25% and 11.00% for the TLA Facility, TLB Facility and the Notes, respectively. For each 0.125% change in estimated interest rates on the variable rate debt, interest expense would increase or decrease by approximately $0.3 million and $0.6 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

(g) Reflects the associated income tax benefit (expense) for all of the adjustments noted above. The income tax provision was based on the estimated federal and state statutory tax rate of 38.65% for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. We expect our effective rate in future years, however, to vary from these estimated statutory rates.

(h) The calculation of pro forma basic and diluted earnings per share and pro forma weighted-average shares outstanding for the period presented are based on the weighted-average number of shares of CoalCo outstanding for the six months ended June 30, 2017 and the year ended December 31, 2016, adjusted for the assumed distribution ratio of one share of CoalCo common stock for every eight (8) shares of ParentCo common stock outstanding. This calculation may not be indicative of the dilutive effect that will actually result from CoalCo stock-based awards issued in connection with the adjustment of outstanding ParentCo stock-based awards or the grant of new stock-based awards. The number of dilutive shares of CoalCo common stock underlying CoalCo stock-based awards issued in connection with the adjustment of outstanding ParentCo stock-based awards will not be determined until after the distribution date.

BUSINESS

All dollar amounts discussed in this section are in millions of U.S. dollars, except for per unit amounts, and unless otherwise indicated. This section discusses CoalCo’s business assuming the completion of all of the transactions described in this information statement, including the separation.

Our Company

CoalCo (CoalCo or the company) is a leading, low-cost producer of high-quality bituminous coal, focused on the extraction and preparation of coal in the Appalachian Basin. Our predecessors have been mining coal, primarily in the Appalachian Basin, since 1864. We are a leading producer of high-Btu thermal coal in the Northern Appalachian Basin and the eastern United States due to our ability to efficiently produce and deliver large volumes of high-quality coal at competitive prices, the strategic location of our mines, and the industry experience of our management team.

Coal from the PAMC is valued because of its high energy content (as measured in Btu per pound), relatively low levels of sulfur and other impurities, and strong thermoplastic properties that enable it to be used in metallurgical as well as thermal applications. We take advantage of these desirable quality characteristics and out extensive logistical network, which is directly served by both the Norfolk Southern and CSC railroads, to aggressively market our product to a broad base of strategically-selected, top-performing power plant customers in the eastern United States. We also capitalize on the operational synergies afforded by the CNX Marine Terminal to export our coal to thermal and metallurgical end-users in Europe, Asia, South America and Canada.

Our operations, including the PAMC and the CNX Marine Terminal, have consistently generated strong cash flows. As of December 31, 2016, the PAMC controls 766.7 million tons of high-quality Pittsburgh seam reserves, enough to allow for approximately 27 years of full-capacity production. In addition, we own or control approximately 1.6 billion tons in the form of greenfield reserves located in the Northern Appalachian (NAPP), the Central Appalachian (CAPP) and the Illinois Basins (ILB), which we believe could provide a solid growth platform in the future. CoalCo’s vision is to maximize cash flow generation through the safe, compliant and efficient operation of this core asset base, while strategically reducing debt, returning capital through share buybacks or dividends, and, when prudent, allocating capital toward compelling growth opportunities.

Our core businesses consist of our:

•

Pennsylvania Mining Operations: The PAMC, which includes the Bailey Mine, the Enlow Fork Mine and the Harvey Mine, has extensive high-quality coal reserves. We mine our reserves from the Pittsburgh No. 8 Coal Seam, which is a large contiguous formation of uniform, high-Btu thermal coal that is ideal for high productivity, low-cost longwall operations. The design of the PAMC is optimized to produce large quantities of coal on a cost-efficient basis. We are able to sustain high production volumes at comparatively low operating costs due to, among other things, the technologically advanced longwall mining systems, logistics infrastructure and safety. All of our mines utilize longwall mining, which is a highly automated underground mining technique that produces large volumes of coal at lower costs compared to other underground mining methods. We own a 75% undivided interest in PAMC, with the remaining 25% being owned by CNXC, as discussed below.

•

CNXC Ownership: Approximately 60% LP ownership and 100% GP ownership interest in CNX Coal Resources LP (CNXC), a growth-oriented master limited partnership formed by ParentCo to manage and further develop its active coal operations in Pennsylvania. At December 31, 2016, CNXC’s assets included a 25% undivided interest in, and full operational control over, PAMC.

•

CNX Marine Terminal: Through our subsidiary CNX Marine Terminal Inc. we provide coal export terminal services through the Port of Baltimore. The terminal can either store coal or load coal directly into vessels from rail cars. It is also one of the few terminals in the United States served by two railroads, Norfolk Southern Corporation and CSX Transportation Inc.

•	Undeveloped Reserves: Ownership of approximately 1.6 billion tons of high-quality, undeveloped coal reserves located in the NAPP, the CAPP and the ILB.

A map showing the location of CoalCo’s significant properties is below:

CoalCo defines itself through its core values which are:

•	Safety,

•	Compliance, and

•	Continuous Improvement.

These values are the foundation of CoalCo’s identity and are the basis for how management defines continued success. We believe CoalCo’s rich resource base, coupled with these core values, allows management to create value for the long-term. The U.S. Energy Information Administration (EIA) projects in its 2017 annual Energy Outlook that coal’s share of the U.S. electric power generation mix will rebound from 30% in 2016 to 32% in 2021, driven largely by rising gas prices and the prospects of a more favorable policy stance under the current U.S. presidential administration. We believe that the use of coal will continue for many years as a principal fuel sources for electricity in the United States. Additionally, we believe that as worldwide economies grow, the demand for electricity from fossil fuels will grow as well, resulting in expansion of worldwide demand for our coal.

CoalCo’s strategy is to increase stockholder value through the development and growth of its existing natural coal assets and participation in global coal markets.

CoalCo’s coal assets align with our long-term strategic objectives. Our current production, which includes the Bailey, Enlow Fork, and Harvey mines, can be sold domestically or abroad, as either thermal coal or high volatile metallurgical coal. These low-cost mines, with five longwalls, produce a high-Btu Pittsburgh-seam coal that is lower in sulfur than many Northern Appalachian coals. Our onsite logistics infrastructure at the preparation plant includes a dual-batch train loadout facility capable of loading up to 9,000 tons of coal per hour and 19.3 miles of track linked to separate Class I rail lines owned by Norfolk Southern and CSX, which enables us to simultaneously accommodate multiple unit trains and significantly increases our efficiency in meeting our customers’ transportation needs. Our ability to accommodate multiple unit trains allows for the seamless transition of locomotives from empty inbound trains to fully loaded outbound trains at our facility. These mines and their logistics infrastructure, along with our 100%-owned CNX Marine Terminal, which is served by both Norfolk Southern and CSX, will allow CoalCo to participate in the world’s thermal and metallurgical coal markets. The ability to serve both domestic and international markets with premium thermal and crossover metallurgical coal provides tremendous optionality.

Our Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

Focus on free cash flow generation supported by industry-leading margins and optimized production levels

We intend to continue our focus on maintaining high margins by optimizing production from our high-quality reserves and leveraging our extensive logistics infrastructure and broad market reach. The PAMC’s low-cost structure, high-quality product, favorable access to rail and port infrastructure, and diverse base of end-use customers allow it to move large volumes of coal at positive cash margins throughout a variety of market conditions. For example, despite challenging domestic market conditions in 2016, which caused total U.S. coal production to fall by 19% year-on-year, PAMC managed to grow production by 8%. For the year ended December 31, 2016, the PAMC generated an average cash margin per ton of $15.22 compared to the median cash margin per ton of $9.97 generated by other coal companies for domestic bituminous thermal coal operations, based on management review of publicly available data for the year ended December 31, 2016. Through our recent capital investment program, we have optimized our mining operations and logistics infrastructure to sustainably drive down our cash operating costs. Furthermore, our significant portfolio of multi-year, committed and priced contracts with our longstanding customer base will enhance our ability to sustain high margins in varied commodity price environments. We believe that these factors will help enable us to maintain higher margins per ton on average than our competitors and better position us to maintain profitability throughout commodity price cycles.

Extensive, High-Quality Reserve Base

The PAMC has extensive high-quality reserves of bituminous coal. We mine our reserves from the Pittsburgh No. 8 Coal Seam, which is a large contiguous formation of uniform, high-Btu coal that is ideal for high productivity, low-cost longwall operations. As of December 31, 2016, the PAMC included 766.7 million tons of proven and probable coal reserves that are sufficient to support at least 27 years of full-capacity production. The advantageous qualities of our coal enable us to compete for demand from a broader range of coal-fired power plants compared to mining operations in basins that typically produce coal with a comparatively lower heat content (ILB and PRB), higher sulfur content (ILB and most areas in NAPP) and higher chlorine content (certain areas of ILB). Our remaining reserves have an average as-received gross heat content of 12,970 Btu/lb (on an as-received basis), while production from the PRB, ILB, CAPP, and the rest of NAPP averages approximately 8,700 Btu/lb, 11,400 Btu/lb, 12,300 Btu/lb, and 12,400 Btu/lb, respectively (based on the average quality reported by EIA for U.S. power plant deliveries for the three years ended June 30, 2017). Moreover, our remaining reserves have an average sulfur content of 2.38% (on an as-received basis), while production from the Illinois Basin averages ~2.9% sulfur and production from the rest of NAPP averages ~3.3% sulfur (again based on EIA power plant delivery data for the three years ended June 30, 2017). With our high Btu content and low-cost structure, our 2016 total costs averaged $1.32 per mmBtu, which is lower than any monthly average Louisiana

Henry Hub natural gas spot price during the past 20+ years, and provides a strong foundation for competing against natural gas even after accounting for differences in delivered costs and power plant efficiencies. In addition to the substantial reserve base associated with the PAMC, our 1.6 billion tons of Greenfield Reserves in NAPP, CAPP, and ILB feature both thermal and metallurgical reserves and provide additional optionality for organic growth or monetization as market conditions allow.

World-Class, Well-Capitalized, Low-Cost Longwall Mining Complex

Since 2006, we have invested over $2.0 billion at the PAMC ($1.4 billion of which has been invested in the past five years) to develop technologically advanced, large-scale longwall mining operations and related production and logistics infrastructure. We also have permanently sealed off 85 square miles of already-mined area, reducing the active areas of the mine to just 24.4 square miles and significantly limiting the area that we must ventilate and maintain. As a result, the PAMC is the most productive and efficient coal mining complex in NAPP, averaging 6.77 tons of coal production per employee hour in 2015-2016, compared to 4.94 tons of coal production per employee hour for other currently-operating NAPP longwall mines. As of June 30, 2017, productivity further increased to 7.43 tons of coal per employee hour, compared with an average of 5.24 tons per employee hour for all other currently-operating NAPP longwalls. We believe our substantial capital investment in the PAMC will enable us to maintain high production volumes, low operating costs and a strong safety and environmental compliance record, which we believe are key to supporting stable financial performance and cash flows throughout business and commodity price cycles. As a result, we expect to be able to mine the remaining 27+ years of reserves at the PAMC with only maintenance-of-production levels of capital expenditure.

Strategically Located Mining Operations with Advanced Distribution Capabilities and Excellent Access to Key Logistics Infrastructure

Our logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with operational and marketing flexibility, reduce the cost to deliver coal to our core markets, and allow us to realize higher netback prices. We believe that we have a significant transportation cost advantage compared to many of our competitors, particularly producers in the ILB and PRB, for deliveries to customers in our core markets and to East Coast ports for international shipping. For example, based on publicly available data and internal estimates, we believe that the transportation cost advantage from our mines compared to ILB mines (not accounting for Btu differences) is approximately $3 to $8 per ton for coal delivered to foreign consumers in Europe and India, $4 to $8 per ton for coal delivered to domestic customers in the Carolinas, and an even more pronounced cost advantage for coal delivered to domestic customers in the mid-Atlantic states. Our ability to accommodate multiple unit trains at the Bailey Central Preparation Plant, which includes a dual-batch loadout facility capable of loading up to 9,000 tons of clean coal per hour and 19.3 miles of track with three sidings, allows for the seamless transition of locomotives from empty inbound trains to fully loaded outbound trains at our facility. Furthermore, the PAMC has among the best access to export infrastructure in the United States. Through our 100%-owned CNX Marine Terminal, served by both the Norfolk Southern and CSX railroads, we are able to participate in the world’s seaborne coal markets with premium thermal and crossover metallurgical coal, providing tremendous optionality.

Strong, Well-Established Customer Base Supporting Contractual Volumes

We have a well-established and diverse blue chip customer base, comprised primarily of domestic electric-power-producing companies located in the eastern United States. We have had success entering into multi-year coal sales agreements with our customers due to our longstanding relationships, reliability of production and delivery, competitive pricing and high coal quality. About 90% of our sales in 2016 were to customers that were in our 2015 portfolio, and each of our top 15 domestic power plant customers in 2016 have been in our portfolio for at least three consecutive years. In addition, to mitigate our exposure with respect to coal-fired power plant retirements, we have strategically developed our customer base to include power plants that are economically positioned to continue operating for the foreseeable future and that are equipped with state-of-the-art environmental controls. In 2016, approximately 4% of our total sales were to domestic power plant customers that have announced plans to retire between 2017 and 2023. Moreover, none of our top 15 customer plants, which accounted for 82% of our domestic power plant shipments in 2016, have announced plans to retire. These top 15 plants operated at a 15% higher capacity factor than other NAPP rail-served plants in 2016, highlighting their economic competitiveness even in a challenging power market. Since 2011, the Company has increased its market share at the Company’s top 15 customer plans from 12% to 32%. In addition to our robust domestic customer base, we also have favorable access to seaborne coal markets through our long-standing commercial relationship with a leading coal trading and brokering company that maintains a broad market presence with foreign coal consumers. We have consistently exported 3.4 to 5.6 million tons of PAMC coal to the seaborne thermal and crossover metallurgical markets in each year since 2011, which represents approximately 20% of annual sales volume.

Highly Experienced Management Team and Operating Team

Our management and operating teams have (i) significant expertise owning, developing and managing complex thermal and metallurgical coal mining operations, (ii) valuable relationships with customers, railroads and other participants across the coal industry, (iii) technical wherewithal and demonstrated success in developing new applications and customers for our coal products, in both the thermal and metallurgical markets, and (iv) a proven track record of successfully building, enhancing and managing coal assets in a reliable and cost-effective manner throughout all parts of the commodity cycle. We intend to leverage these qualities to continue to successfully develop our coal mining assets while efficiently and flexibly managing our operations to maximize operating cash flow.

Our Strategy

Our strategy is to safely and compliantly operate our assets to increase shareholder value through the execution of our strategic objectives:

Selectively pursue growth opportunities that maximize shareholder value by capitalizing on synergies with our assets and expertise

We plan to judiciously direct the cash generated by our operations toward those opportunities that present the greatest potential for value creation to our shareholders, particularly those that take advantage of synergies with our asset base and/or with the expertise of our management team. To effectuate this, we plan to regularly and rigorously evaluate opportunities both for organic growth and for acquisitions, joint ventures, and other business arrangements in the coal industry and related industries that complement our core operations. In addition, our ownership interest in CNXC provides us with a unique vehicle for generating cash and raising capital, through the potential future drop down of assets into CNXC, which if utilized will allow us to generate cash to assist in the execution of our growth strategy. Both the PAMC and our Greenfield Reserves present the potential for organic growth projects if long-term market conditions are favorable. For example, we are currently evaluating a project to improve the recovery and processing of fine coal from the Bailey Central Preparation Plant, which has the potential to add up to 1.5 million tons per year of additional clean coal production without additional mining of raw tons. Moreover, the Harvey Mine’s existing infrastructure, including its bottom development, slope belt, and material handling system, is able to support an additional permanent longwall mining system with moderate additional capital investment in mining equipment. Such an investment would further increase the annual production capacity of the PAMC by 5 million tons. Our Greenfield Reserves associated with the Mason Dixon and River Mine projects present additional organic growth opportunities in NAPP, and our Greenfield Reserves associated with the Itmann Mine, Martinka Mine, and Birch Mine provide actionable organic growth opportunities in the metallurgical coal space, should market conditions warrant. Our management team has extensive experience in developing, operating and marketing a wide variety of coal assets previously owned by ParentCo, and is well-qualified to evaluate organic and external growth opportunities. We intend to prudently use our interest in CNXC to benefit our growth strategy, and plan to carefully weigh any capital investment decisions against alternate uses of the cash to help ensure we are delivering the most value to our shareholders.

Continue to grow our share at top-performing rail-served power plants in our core market areas, while opportunistically pursuing export and crossover metallurgical opportunities

We plan to seek to minimize our market risk and maximize realizations by continuing to focus on selling coal to strategically-selected, top-performing, rail-served power plants located in our core market areas in the eastern United States. Our top 15 power plant customers in 2016 have consistently consumed more than 50 million tons of coal per year in each of the past five years, have operated at a greater capacity factor than other NAPP rail-served plants, and have not announced plans to retire. We have grown our share at these plants from 12% in 2011 to 32% in 2016, and we believe we can continue to grow this share by displacing less competitive supply from NAPP, CAPP, and other basins. We also plan to continue to work on identifying and penetrating new customer plants that we believe are aligned with our strategic objectives and would be a good fit for our coal. To this end, we tested PAMC coal at five new customer plants in 2016. While the majority of our production is directed toward our established base of domestic power plant customers, many of which are secured through annual or multi-year contracts, we also plan to continue to flexibly and opportunistically place a smaller portion of our production in shorter-term opportunities in the export and crossover metallurgical markets. These markets provide us with pricing upside when markets are strong and with volume stability when markets are weak. As of June 30, 2017, the PAMC is fully contracted for 2017. For 2018 and 2019, our contracted position as of October 9, 2017 is at 80% and 41%, respectively, assuming a 27 million ton coal sales volume. We believe our committed and contracted position is well-balanced in hedging against market downside risk while allowing us to continue to build out our portfolio strategically and opportunistically as the market evolves.

Drive operational excellence through safety, compliance, and continuous improvement

We intend to continue focusing on our core values of safety, compliance and continuous improvement. We operate some of the most productive, lowest-cost underground mines in the coal industry, while simultaneously setting some of the industry’s highest standards for safety and compliance. From 2013 through 2016, our Mine Safety and Health Administration (MSHA) reportable incident rate was approximately 42% lower than the national average underground bituminous coal mine incident rate. Furthermore, our MSHA significant and substantial (S&S) citation rate per 100 inspection hours was approximately 23.5% lower than the industry’s average MSHA S&S citation rate over the twelve-month period ended June 30, 2017. We believe that our focus on safety and compliance promotes greater reliability in our operations, which fosters long-term customer relationships and lower operating costs that support higher margins. Consistent with our core value of continuous improvement, we have improved our productivity from 5.69 tons per employee hour in 2014 to 7.52 tons per employee hour in 2016, and have reduced our cash costs of coal sold per ton by 22.6% over this same period. We intend to continue to grow the economic competiveness of our operations by proactively identifying, pursuing, and implementing efficiency improvements and new technologies that can drive down unit costs without compromising safety or compliance.

Ability to Grow Cash Flow through Drop-Downs into CNXC

Our controlling ownership interest in CNX Coal Resources LP provides us with a unique vehicle for generating cash and raising capital to pursue our growth strategy. Over time we may drop down assets into CNXC. We believe that such drop-downs, if utilized, would allow us to grow CNXC’s ability to make distributions and potentially increase the value of the units and incentive distribution rights of CNXC that we hold. Furthermore, the cash generated from these drop-downs could help us to accelerate the execution of our growth strategy. Finally, we believe that our different classes of securities (C-Corp and MLP) provide us with multiple options for accessing capital markets and taking advantage of the best available cost of capital at any given point in time. We believe this is a unique advantage for us compared to other companies in the coal industry.

Detail Coal Operations.

Coal Reserves.

At December 31, 2016, CoalCo had an estimated 2.4 billion tons of proven and probable coal reserves. As of December 31, 2016, the PAMC included 766.7 million tons of proven and probable coal reserves that are sufficient to support at least 27 years of full-capacity production. Reserves are the portion of the proven and probable tonnage that meet CoalCo’s economic criteria regarding mining height, preparation plant recovery, depth of overburden and stripping ratio. Generally, these reserves would be commercially mineable at year-end price and cost levels. Spacing of points of observation for confidence levels in reserve calculations is based on guidelines in U.S. Geological Survey Circular 891 (Coal Resource Classification System of the U.S. Geological Survey). Our estimates for proved reserves have the highest degree of geologic assurance. Estimates for proved reserves are based on points of observation that are equal to or less than 0.5 miles apart. Estimates for probable reserves have a moderate degree of geologic assurance and are computed from points of observation that are between 0.5 to 1.5 miles apart. An exception is made concerning spacing of observation points with respect to our Pittsburgh No. 8 coal seam reserves. Because of the well-known continuity of this seam, spacing requirements are 3,000 feet or less for proved reserves and between 3,000 and 8,000 feet for probable reserves.

CoalCo’s estimates of proven and probable coal reserves do not rely on isolated points of observation. Small pods of reserves based on a single observation point are not considered; continuity between observation points over a large area is necessary for proved or probable reserves. Estimates of the Company’s coal reserves have historically been calculated both by internal geologists and engineers employed by ParentCo, and independent third parties. Reserve estimates and evaluation processes are periodically audited by independent third parties to ensure accuracy. CoalCo’s proven and probable coal reserves fall within the range of commercially marketed coals in the United States. The marketability of coal depends on its value-in-use for a particular application, and this is affected by coal quality, such as sulfur content, ash and heating value. Modern power plant boiler design aspects can compensate for coal quality differences that occur. Therefore, any of CoalCo’s coals can be marketed for the electric power generation industry.

CoalCo’s proven and probable coal reserves include 87.0 million tons of undeveloped reserves that are classified as high-vol, mid-vol, or low-vol metallurgical coal. Additionally, the growth in worldwide demand for metallurgical coal allows some of our proven and probable coal reserves, currently classified as thermal coals but that possess certain qualities, to be sold as metallurgical coal. The extent to which we can sell thermal coals as crossover metallurgical coals depends upon a number of factors, including the quality characteristics of the reserve, the specific quality requirements and constraints of the end-use customer, and market conditions (which affect whether customers are compelled to substitute lower-quality crossover coals for higher-quality metallurgical coals in their blends to realize economic benefits). The addition of this cross-over market adds additional assurance to CoalCo that all of its proven and probable coal reserves are commercially marketable.

CoalCo assigns coal reserves to our mining complex. The amount of coal we assign to the mining complex generally is sufficient to support mining through the duration of our current mining permit. Under federal law, we must renew our mining permits every five years. All assigned reserves have their required permits or governmental approvals, or there is a high probability that these approvals will be secured. In addition, our mining complex may have access to additional reserves that have not yet been assigned. We refer to these reserves as accessible. Accessible reserves are proven and probable coal reserves that can be accessed by an existing mining complex, utilizing the existing infrastructure of the complex to mine and to process the coal in this area. Mining an accessible reserve does not require additional capital spending beyond that required to extend or to continue the normal progression of the mine, such as the sinking of airshafts or the construction of portal facilities.

Some reserves may be accessible by more than one mine because of the proximity of many of our mines to one another. In the table below, the accessible reserves indicated for a mine are based on our review of current mining plans and reflect our best judgment as to which mine is most likely to utilize the reserve. Assigned and unassigned coal reserves are proven and probable coal reserves which are either owned or leased. The leases have terms extending up to 30 years and generally provide for renewal through the anticipated life of the associated mine. These renewals are exercisable by the payment of minimum royalties. Under current mining plans, assigned reserves reported will be mined out within the period of existing leases or within the time period of probable lease renewal periods.

Mining Complexes

Bailey Mine. The Bailey mine is the first mine that CONSOL Energy developed at the Pennsylvania mining complex. As of December 31, 2016, the Bailey mine’s assigned and accessible reserve base contained an aggregate of 259.7 million tons of clean recoverable proven and probable coal with an average as-received gross heat content of approximately 12,900 Btus per pound and an approximate average pounds of SO2 per million British thermal units (mmBtu) of 4.2. While operating two longwalls, the production capacity of the Bailey mine is 11.5 million tons of coal per year. Construction of the slope and initial air shaft began in 1982. The slope development reached the coal seam at a depth of approximately 600 feet and, following development of the slope bottom, commercial coal production began in 1984. Longwall mining production commenced in 1985, and the second longwall was placed into operation in 1987. In 2010, a new slope and overland belt system was commissioned, which allowed a large percentage of the Bailey mine to be sealed off. For the years ended December 31, 2016, 2015 and 2014, the Bailey mine produced 12.1, 10.2 and 12.3 million tons of coal, respectively. The Bailey mine uses approximately seven continuous mining units to develop the mains and gate roads for its longwall panels. On average, the longwalls have a panel width (or face length) of approximately 1,500 feet, a panel length of approximately 12,000 feet and a seam height of approximately 7.5 feet.

Enlow Fork Mine. The Enlow Fork mine is located directly north of the Bailey mine. As of December 31, 2016, the Enlow Fork mine’s assigned and accessible reserve base contained an aggregate of 306.5 million tons of clean recoverable proven and probable coal with an average as-received gross heat content of approximately 13,000 Btus per pound and an approximate average lb SO2/mmBtu of 3.4. While operating two longwalls, the production capacity of the Enlow Fork mine is 11.5 million tons of coal per year. Initial underground development was started from the Bailey mine while the Enlow Fork slope was being constructed. Once the slope bottom was developed and the slope belt became operational, seals were constructed to separate the two mines. Following development of the slope bottom, commercial coal production began in 1989. Longwall mining production commenced in 1991 with the second longwall coming online in 1992. In 2014, a new slope and overland belt system was commissioned and a substantial portion of the Enlow Fork mine was sealed. For the years ended December 31, 2016, 2015 and 2014, the Enlow Fork mine produced 9.6, 9.0 and 10.6 million tons of coal, respectively. The Enlow Fork mine uses approximately seven continuous mining units to develop the mains and gate roads for its longwall panels. On average, the longwalls have a panel width (or face length) of approximately 1,500 feet, a panel length of approximately 12,000 feet and a seam height of approximately 7.8 feet.

Harvey Mine. The Harvey mine is located directly east of the Bailey and Enlow Fork mines. As of December 31, 2016, the Harvey mine’s assigned and accessible reserve base contained an aggregate of 200.5 million tons of clean recoverable proven and probable coal with an average as-received gross heat content of approximately 12,900 Btus per pound and an approximate average lb SO2/mmBtu of 3.5. While operating one longwall, the production capacity of the Harvey mine is 5.5 million tons of coal per year. Similar to the Enlow Fork mine, the Harvey mine was developed off of the Bailey mine’s slope bottom. Once the slope for the Harvey mine was placed into operation, seals were built to separate the two mines, and the original slope was dedicated solely to the Harvey mine, which eliminated the need to make significant capital expenditures to develop, among other things, a new slope, air shaft and portal facility. Development of the Harvey mine began in 2009, and construction of the supporting surface facilities commenced in 2011. Longwall mining production commenced in March 2014. For the years ended December 31, 2016, 2015 and 2014, the Harvey mine produced 3.0, 3.6 and 3.2 million tons of coal, respectively. The Harvey mine uses approximately four continuous mining units to develop the mains and gate roads for its longwall panels. The longwall has a panel width (or face length) of approximately 1,500 feet, a panel length of approximately 15,000 feet and a seam height of approximately 6.3 feet. The Harvey mine’s existing infrastructure, including its bottom development, slope belt and material handling system, has the capacity to add one incremental permanent longwall mining system with additional mine development and capital investment.

The following table provides the location of CoalCo’s active mining complexes and the coal reserves associated with each operation.

Proven and Probable Assigned and Accessible Coal Reserves as of December 31, 2016 and 2015

	Preparation Facility Location	Reserve Class	Coal Seam	Average Seam Thickness (feet)	As Received Heat Value(1) (Btu/lb)		Recoverable Reserves(2)
							Owned (%)	Leased (%)	Tons in Millions
Mine/ Reserve					Typical	Range			12/31/2016	12/31/2015
ASSIGNED–OPERATING
PA Mining Operations
Bailey	Enon, PA	Assigned Operating	Pittsburgh	7.5	12,950	12,860 – 13,030	43%	57%	89.0	101.1
		Accessible	Pittsburgh	7.5	12,910	12,700 – 13,170	78%	22%	170.7	170.7
Harvey	Enon, PA	Assigned Operating	Pittsburgh	6.3	13,040	12,920 – 13,160	86%	14%	20.4	23.4
		Accessible	Pittsburgh	7.6	12,900	12,840 – 13,130	99%	1%	180.1	180.1
Enlow Fork	Enon, PA	Assigned Operating	Pittsburgh	7.8	12,980	12,820 – 13,190	99%	1%	31.2	10.9
		Accessible	Pittsburgh	7.6	13,040	12,780 – 13,180	76%	24%	275.3	305.3

Total Assigned Operating and Accessible									766.7	791.5

(1)

The heat values shown for Assigned Operating reserves are based on the 2016 actual quality and five-year forecasted quality for each mine/reserve, assuming that the coal is washed to an extent consistent with normal full-capacity operation of the complex’s preparation plant. Actual quality is based on laboratory analysis of samples collected from coal shipments delivered in 2016. Forecasted quality is derived from exploration sample analysis results, which have been adjusted to account for anticipated moisture and for the effects of mining and coal preparation. The heat values shown for Accessible Reserves are based on as received, dry values obtained from drill hole analyses, adjusted for moisture, and prorated by the associated Assigned Operating product values to account for similar mining and processing methods.

(2)

Recoverable reserves are calculated based on the area in which mineable coal exists, coal seam thickness, and average density determined by laboratory testing of drill core samples. This calculation is adjusted to account for coal that will not be recovered during mining and for losses that occur if the coal is processed after mining. Reserves tons are reported on an as-received basis, based on the anticipated product moisture. Reserves are reported only for those coal seams that are controlled by ownership or leases.

The following table sets forth our unassigned proven and probable coal reserves by region:

CoalCo Unassigned Recoverable Coal Reserves as of December 31, 2016 and 2015
		Recoverable Reserves(2)			Recoverable Reserves (Tons in Millions) 12/31/2015
Coal Producing Region	As Received Heat Value(1) (Btu/lb)	Owned (%)	Leased (%)	Tons in Millions 12/31/2016
Northern Appalachia (Pennsylvania, Ohio, Northern West Virginia) (3)	11,400 – 13,400	85%	15%	1,054.0	1,054.4
Central Appalachia (Virginia, Southern West Virginia)	12,400 – 14,100	77%	23%	157.2	260.0
Illinois Basin (Illinois, Western Kentucky, Indiana)	11,600 – 12,000	79%	21%	348.7	396.1

Total		83%	17%	1,559.9	1,710.5

(1)

The heat value (gross calorific values) estimates for Northern Appalachian and Central Appalachian Unassigned coal reserves include adjustments for moisture that may be added during mining or processing as well as for dilution by rock lying above or below the coal seam. The heat value estimates for the Illinois Basin Unassigned reserves are based primarily on exploration drill core data that may not include adjustments for moisture added during mining or processing, or for dilution by rock lying above or below the coal seam.

(2)

Recoverable reserves are calculated based on the area in which mineable coal exists, coal seam thickness, and average density determined by laboratory testing of drill core samples. This calculation is adjusted to account for coal that will not be recovered during mining and for losses that occur if the coal is processed after mining. Reserve calculations do not include adjustment for moisture that may be added during mining or processing, nor do the calculations include adjustments for dilution from rock lying above or below the coal seam. Reserves are reported only for those coal seams that are controlled by ownership or leases.

(3)

140.8 Million tons of the Northern Appalachia leased tons are controlled by Consolidation Coal Company, a former subsidiary of ParentCo that was sold in December 2013. As of filing these tons are still controlled by Consolidation Coal Company but are shown in CoalCo’s reserves due to a binding agreement that these tons will be released to CoalCo following consent of the lessor.

The following table classifies CoalCo coals by rank, projected sulfur dioxide emissions and heating value (Btu per pound). The table also classifies bituminous coals as high, medium and low volatile which is based on fixed carbon and volatile matter.

CoalCo Proven and Probable Recoverable Coal Reserves By Product (In Millions of Tons) as of December 31, 2016

	≤ 1.20 lbs.			> 1.20 ≤ 2.50 lbs.			> 2.50 lbs.
	S02/MMBtu			S02/MMBtu			S02/MMBtu
	Low	Med	High	Low	Med	High	Low	Med	High		Percent By
By Region	Btu	Btu	Btu	Btu	Btu	Btu	Btu	Btu	Btu	Total	Product
Metallurgical(1):
High Vol A Bituminous	—	—	—	—	—	39.6	—	—	—	39.6	1.7%
Med Vol Bituminous	—	5.1	—	—	—	—	—	—	—	5.1	0.2%
Low Vol Bituminous	—	—	16.0	—	—	26.3	—	—	—	42.3	1.8%

Total Metallurgical	—	5.1	16.0	—	—	65.9	—	—	—	87.0	3.7%
Thermal(1):
High Vol A Bituminous	—	46.0	—	6.1	65.4	12.9	44.5	1,134.4	611.7	1,921.0	81.4%
High Vol B Bituminous	—	—	—	—	101.1	—	—	139.3	—	240.4	10.3%
High Vol C Bituminous	—	—	—	—	—	—	108.3	—	—	108.3	4.6%
Low Vol Bituminous	—	—	—	—	—	—	—	—	4.5	4.5	0.2%

Total Thermal	—	46.0	—	6.1	166.5	12.9	152.8	1,273.7	616.2	2,274.2	96.3%

Total	—	51.1	16.0	6.1	166.5	78.8	152.8	1,273.7	616.2	2,361.2	100.0%

Percent of Total	—%	2.2%	0.7%	0.3%	7.1%	3.2%	6.5%	53.9%	26.1%	100.0%

(1)

143.3 Million tons for the Mason Dixon Project are controlled by Consolidation Coal Company, a former subsidiary of ParentCo that was sold in December 2013. As of this filing, these tons are still controlled by Consolidation Coal Company but are shown in CoalCo’s reserves due to a binding agreement that these tons will be released upon consent of the lessor.

Title to coal properties that we lease or purchase and the boundaries of these properties are verified by law firms retained by us at the time we lease or acquire the properties. Consistent with industry practice, abstracts and title reports are reviewed and updated approximately five years prior to planned development or mining of the property. If defects in title or boundaries of undeveloped reserves are discovered in the future, control of and the right to mine reserves could be adversely affected.

The following table sets forth, with respect to properties that we lease to other coal operators, the total royalty tonnage, acreage leased and the amount of income (net of related expenses) we received from royalty payments for the years ended December 31, 2016, 2015 and 2014.

Year	Total Royalty Tonnage (in thousands)	Total Coal Acreage Leased	Total Royalty Income (in thousands)
2016	3,530	213,371	$9,684
2015	7,459	235,066	$14,914
2014	10,230	281,894	$18,460

Royalty tonnage leased to third parties is not included in the amounts of produced tons that we report. Proven and probable reserves do not include reserves attributable to properties that we lease to third parties.

Production

In the year ended December 31, 2016, 100% of CoalCo’s production came from underground mines equipped with longwall mining systems. CoalCo employs longwall mining systems in our underground mines where the geology is favorable and reserves are sufficient. Underground longwall systems are highly mechanized, capital intensive operations. Mines using longwall systems have a low variable cost structure compared with other types of mines and can achieve high productivity levels compared with those of other underground mining methods. Because CoalCo has substantial reserves readily suitable to these operations, CoalCo believes that these longwall mines can increase capacity at a low incremental cost.

The following table shows the production, in millions of tons, for CoalCo’s mines for the years ended December 31, 2016, 2015 and 2014, the location of each mine, the type of mine, the type of equipment used at each mine, method of transportation and the year each mine was established or acquired by us.

	Preparation				Tons Produced			Year
	Facility	Mine	Mining		(in millions)			Established
Mine	Location	Type	Equipment	Transportation	2016	2015	2014	or Acquired
PA Mining Operations

Bailey	Enon, PA	U	LW/CM	R R/B	12.1	10.2	12.3	1984
Enlow Fork	Enon, PA	U	LW/CM	R R/B	9.6	9.0	10.6	1990
Harvey(1)	Enon, PA	U	LW/CM	R R/B	3.0	3.6	3.2	2014

Total					24.7	22.8	26.1

S	–	Surface
U	–	Underground
LW	–	Longwall
CM	–	Continuous Miner
S/L	–	Stripping Shovel and Front End Loaders
R	–	Rail
R/B	–	Rail to Barge
T	–	Truck
(1)	–

Completed development work and was placed in service in March 2014. Normalized for a full-year of production, tons produced for the Harvey mine in 2014 would have totaled an estimated 4.6 million tons, and tons produced across all three mines would have totaled an estimated 27.5 million tons.

Coal Marketing and Sales

The following table sets forth the Company produced tons sold and average sales price for the period indicated:

	Years Ended December 31,
	2016	2015	2014
Company Produced Tons Sold (in millions)	24.6	22.9	26.1
Average Sales Price Per Ton Sold	$43.31	$56.36	$61.88

We sell coal produced by our mines and additional coal that is purchased by us for resale from other producers. We maintain United States sales offices in Philadelphia and Pittsburgh. In addition, we sell coal through agents and to brokers and unaffiliated trading companies. Approximately 75% of our 2016 coal sales were made to U.S. electric generators, 22% of our 2016 coal sales were priced on export markets and 3% of our coal sales were made to other domestic customers. We had sales to over 35 customers from our 2016 coal operations. During 2016, two customers each comprised over 10% of our coal sales, and the top four coal customers accounted for over 40% of our coal sales. Annual metallurgical coal revenues for the past three years ranged from $58.3 million to $74.7 million.

Coal Contracts and Pricing

We sell coal to an established customer base through opportunities as a result of strong business relationships, or through a formalized bidding process. Contract volumes range from a single shipment to multi-year agreements for millions of tons of coal. The average contract term is between one to three years. As a normal course of business, efforts are made to renew or extend contracts scheduled to expire. Although there are no guarantees, we generally have been successful in renewing or extending contracts in the past. For the year ended December 31, 2016, over 65% of all the coal we produced was sold under contracts with terms of one year or more.

CoalCo expects total Consolidated PA Mining Operations annual sales to be approximately 26.0-27.0 million tons for 2017 and 27.0 million tons for 2018. Coal pricing for contracts with terms of one year or less are generally fixed. Coal pricing for multiple-year agreements generally provide the opportunity to periodically adjust the contract prices through pricing mechanisms consisting of one or more of the following:

•	Fixed price contracts with pre-established prices;

•	Periodically negotiated prices that reflect market conditions at the time;

•	Price restricted to an agreed-upon percentage increase or decrease;

•	Base-price-plus-escalation methods which allow for periodic price adjustments based on inflation indices, or other negotiated indices; or

•	Netback pricing.

The volume of coal to be delivered is specified in each of our coal contracts. Although the volume to be delivered under the coal contracts is stipulated, the parties may vary the timing of the deliveries within specified limits. Coal contracts typically contain force majeure provisions allowing for the suspension of performance by either party for the duration of specified events. Force majeure events include, but are not limited to, unexpected significant geological conditions or natural disasters. Depending on the language of the contract, some contracts may terminate upon continuance of an event of force majeure that extends for a period greater than three to twelve months.

Of our 2016 sales tons, approximately 75% were sold to U.S. electric generators, 14% were priced on export thermal markets, 8% were priced on export metallurgical markets and 3% were sold to other domestic customers. In 2016 we derived greater than 10% of our total coal sales revenue from two customers: Duke Energy Corporation and GenOn Energy, Inc. As of December 31, 2016, we had approximately nine sales agreements with these customers that expire at various times between 2017 and 2018.

During the past three years, our average realization (sales price per ton sold) for coal produced from the PAMC decreased from $61.88/ton in 2014 to $56.36/ton in 2015 to $43.31/ton in 2016. However, our average realization has since rebounded from a low of $40.61/ton during the second quarter of 2016 to $46.80 during the first quarter of 2017. Pricing for our product depends strongly on conditions in the domestic thermal coal market, which accounted for at least 75% of our total sales volumes in each of 2014, 2015, and 2016.

The prices we are able to achieve in the domestic thermal market depend on a number of factors, including: (i) the supply-demand balance for Northern Appalachian coal, (ii) prices for other competing sources of energy used for electricity generation, such as natural gas, (iii) power prices in the regions we serve, (iv) prices for coals from other basins (including the Central Appalachian Basin, Illinois Basin, and Powder River Basin) that compete in these same regions, and (v) pricing under our longer-term contracts, which may have been entered into under different market conditions. For example, the 30% decrease in our average realization from 2014 to 2016 occurred during a period when Henry Hub spot natural gas prices decreased by 42%, from an average of $4.37/mmBtu in 2014 to an average of $2.52/mmBtu in 2016, putting pressure on power prices and on the demand for coal-fired electric power generation.

Moreover, abnormally mild weather during the winter of 2015-2016 disrupted the coal supply-demand balance and caused U.S. power plant coal inventories to swell, further pressuring domestic thermal pricing and demand. At the same time, imbalances in global supply and demand for coal caused substantial declines in pricing in the two other primary markets we serve – the export thermal market and the export metallurgical market – during the

2014-2016 period. For example, prompt month API 2 index prices (the benchmark price reference for coal imported into northwest Europe) averaged about 32% lower during the first nine months of 2016 than they did during calendar year 2014, and quarterly global coking coal benchmark prices also averaged about 32% lower during the first nine months of 2016 than they did in calendar year 2014. Pricing in all three of our primary markets began to recover during the latter part of 2016, and by Q1 2017, both the API 2 and the global coking coal benchmark were above 2014 levels, and Henry Hub spot natural gas prices were up by just over $1/mmBtu vs. the year-ago quarter. This helped to drive the rebound in pricing for our coal noted above.

Distribution

Coal is transported from CoalCo’s mining operations to customers by railroad cars, trucks, vessels or a combination of these means of transportation. Most customers negotiate their own transportation rates and we employ transportation specialists who negotiate freight and equipment agreements with various transportation suppliers, including railroads, barge lines, terminal operators, ocean vessel brokers and trucking companies for certain customers.

Coal Competition

Both the domestic and international coal industries are highly competitive, with numerous producers selling into all markets that use coal. CoalCo competes against several other large producers and numerous small producers in the United States and overseas. Demand for our coal by our principal customers is affected by many factors including:

•	the price of competing coal and alternative fuel supplies, including nuclear, natural gas, oil and renewable energy sources, such as hydroelectric power, wind or solar;

•	environmental and government regulation;

•	coal quality;

•	transportation costs from the mine to the customer;

•	the reliability of fuel supply;

•	worldwide demand for steel;

•	natural disasters/weather; and

•	political changes in international governments.

Continued demand for CoalCo’s coal and the prices that CoalCo obtains are affected by demand for electricity, technological developments, environmental and governmental regulation, and the availability and price of competing coal and alternative fuel supplies. We sell coal to foreign electricity generators which are significantly affected by international demand and competition.

CNX Coal Resources LP

In July 2015, CNX Coal Resources LP (CNXC) closed its initial public offering of 5,000,000 common units representing limited partnership interests at a price to the public of $15.00 per unit. The underwriters in the CNXC initial public offering exercised an over-allotment option to purchase and resell 561,067 common units to the public at $15.00 per unit. CNXC’s general partner is CNX Coal Resources GP LLC (the CNXC GP), which upon separation and distribution will be a wholly owned subsidiary of CoalCo.

In September 2016, CNXC and its wholly owned subsidiary, CNX Thermal Holdings LLC (CNX Thermal), entered into a Contribution Agreement with CONSOL Energy, Consol Pennsylvania Coal Company LLC and

Conrhein Coal Company (the Contributing Parties) under which CNX Thermal acquired an additional 5% undivided interest in and to the Pennsylvania Mine Complex, in exchange for (i) cash consideration in the amount of $21.5 and (ii) CNXC’s issuance of 3,956,496 Class A Preferred Units representing limited partner interests in CNXC at an issue price of $17.01 per Class A preferred Unit, or an aggregate $67.3 in equity consideration.

On October 2, 2017, ParentCo provided a conversion notice to CNXC with respect to all Class A Units owned by it, and thereafter caused all such Class A Units to convert, on a 1-to-1 ratio, into common units representing limited partner interests in CNXC.

Upon completion of the separation and distribution, CoalCo, or its subsidiaries, will hold all of ParentCo’s current ownership interest in CNXC, which consists of (i) 5,006,496 common units and 11,611,067 subordinated units (representing a 60.1 percent limited partnership interest), and (ii) 1.7% general partner interest and all incentive distribution rights (IDRs). Subordinated units are not entitled to any distribution from CNXC unless CNXC makes a minimum quarterly distribution of $0.4678 per Class A Preferred Unit and $0.5125 per common unit. CNXC made minimum distributions per subordinated unit equal to the distribution per common unit for five of the six quarters since CNXC’s IPO. CNXC did not meet the requirement for a subordinated unit distribution with respect to fiscal quarter ended June 30, 2016. IDRs entitle the holder to receive increasing percentages, up to a maximum of 48%, of the available cash CNXC distributes from operating surplus in excess of $0.5894 per unit per quarter. The maximum distribution of 48% does not include any distributions that the CNXC GP or its affiliates may receive on common units, subordinated units, preferred units or the CNXC GP interest that they own. CNXC has entered into various agreements with ParentCo and certain of its affiliates, which generally will be assumed by CoalCo as part of the separation and distribution.

Terminal Services

In 2016, approximately 8.1 million tons of coal were shipped through CoalCo’s subsidiary, CNX Marine Terminals Inc.‘s, exporting terminal in the Port of Baltimore. Approximately 57% of the tonnage shipped was produced by CoalCo’s PA Mining Operations. The terminal can either store coal or load coal directly into vessels from rail cars. It is also one of the few terminals in the United States served by two railroads, Norfolk Southern Corporation and CSX Transportation Inc. CNX Marine Terminal has significant storage capacity of 1.1 million tons with more than thirty acres of capacity for stockpiles. The facility possesses extensive blending capabilities, and has handled over 10 million tons of coal per year on average since 2010, with a potential maximum throughput capacity of 15 million tons annually. Since mid-2016 CNX Marine Terminal has been operated as a standalone business, rather than a captive entity of ParentCo.

Non-Core Coal Assets and Surface Properties

CoalCo owns significant coal assets that are not in our short or medium term development plans. We continually explore the monetization of these non-core assets by means of sale, lease, contribution to joint ventures, or a combination of the foregoing in order to bring the value of these assets forward for the benefit of our stockholders.

Employee and Labor Relations

At December 31, 2016, CoalCo would have had 1,661 employees.

Laws and Regulations

Overview

Our coal mining operations are subject to various types of federal, state and local laws and regulations. Regulations relating to our operations include permitting and other licensing requirements; reclamation and restoration of properties after coal mining operations are completed; storage, transportation and disposal of materials used or generated by mining operations; the calculation, reporting and disbursement of taxes; surface subsidence from underground mining; discharge of water from coal mining operations; air quality standards; protection of wetlands; endangered plant and wildlife protection; and employee health and safety. Numerous governmental permits and approvals under these laws and regulations are required for mining operations. Lastly, the electric power generation industry is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for our coal products.

Compliance with these laws has substantially increased the cost of mining of coal for all coal producers. We post surety performance bonds or letters of credit pursuant to federal and state mining laws and regulations for the estimated costs of reclamation and mine closing, often including the cost of treating mine water discharge. We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, because of extensive and comprehensive regulatory requirements against a backdrop of variable geologic and seasonal conditions, permit exceedances and violations during mining operations can and do occur. The possibility exists that new legislation or regulations may be adopted which would have a significant impact on our coal mining operations or our customers’ ability to use our coal and may require us or our customers to change their operations significantly or incur substantial costs.

CoalCo is committed to complying with all laws and regulations. This commitment is evident in CoalCo’s demonstrated cost and effort to abate and control pollution and/or contamination at its facilities. CoalCo made capital expenditures for environmental control facilities of approximately $0.6 million, $18.4 million, and $19.1 million in the years ended December 31, 2016, 2015 and 2014, respectively. CoalCo does not expect to have any capital expenditures in 2017 for environmental control facilities.

Environmental Laws

Clean Air Act and Related Regulations. The federal Clean Air Act (CAA) and corresponding state laws and regulations regulate air emissions primarily through permitting and/or emissions control requirements, which affects coal mining, coal handling, and processing. We are required to obtain pre-approval for construction or modification of certain facilities, to meet stringent air permit requirements, or to use specific equipment, technologies or best management practices to control emissions. The CAA indirectly and significantly affects the U.S. coal industry by extensively regulating the air emissions of coal-fired electric power generating plants operated by our customers. Coal contains impurities, such as sulfur, mercury and other constituents, many of which are released into the air when coal is burned. Carbon dioxide (CO2), a regulated GHG, is also emitted when coal is burned. Environmental regulations governing emissions from coal-fired electric generating plants increase the costs to operate and could affect demand for coal as a fuel source and affect the volume of our sales. Moreover, additional environmental regulations increase the likelihood that existing coal-fired electric generating plants will be decommissioned, including plants to which CoalCo sells coal to, and reduce the likelihood that new coal-fired plants will be built in the future.

In early 2012, the EPA promulgated or finalized several rules for New Source Performance Standards (NSPS) for coal- and oil- fired power plants which also have a negative effect on coal-generating facilities. The Utility Maximum Control Technology (UMACT) rule requires more stringent NSPS for particulate matter (PM), SO2 and nitrogen oxides (NOX) and the Mercury and Air Toxics Standards (MATS) rule requires new mercury and air toxic standards. In November 2012, the EPA published a notice of reconsideration of certain aspects of the UMACT and MATS rules. Following reconsideration in April 2013 and again in April 2014, the EPA promulgated final UMACT and MATS rules in November 2014 at which point the standards become applicable to new power plants. The final rules have higher emission limits, but the standards are still stringent and compliance with the rules is expensive.

The CAA requires the EPA to set National Ambient Air Quality Standards (NAAQS) for certain pollutants and the CAA identifies two types of NAAQS. Primary standards provide public health protection, including protecting the health of “sensitive” populations such as asthmatics, children, and the elderly. Secondary standards provide public welfare protection, including protection against decreased visibility and damage to animals, crops, vegetation, and buildings. On October 1, 2015, the EPA finalized the NAAQS for ozone pollution and reduced the limit to 70 parts per billion (ppb) from the previous 75 ppb standard. The final rule could have a large impact on the coal mining industry as states would be required to update their permitting standards to meet these potentially unachievable limits. Six states have now filed a petition for review in the Court of Appeals for the D.C. Circuit. Further, the EPA announced in June 2017 that a related compliance deadline for the states has been extended one year, giving states more time to develop air quality plans.

On July 6, 2011, the EPA finalized a rule known as the Cross-State Air Pollution Rule (CSAPR). CSAPR regulates cross-border emissions of criteria air pollutants such as SO2 and NOX, as well as byproducts, fine particulate matter (PM2.5) and ozone by requiring states to limit emissions from sources that “contribute significantly” to noncompliance with air quality standards for the criteria air pollutants. If the ambient levels of criteria air pollutants are above the thresholds set by the EPA, a region is considered to be in “nonattainment” for that pollutant and the EPA applies more stringent control standards for sources of air emissions located in the region. In April 2014, the Supreme Court reversed a decision of the D.C. Circuit Court of Appeals that vacated the rule. Following remand and briefing, in October 2014 the D.C. Circuit Court of appeals granted a motion to lift a stay of the rule and allow the EPA to modify the CSAPR compliance deadline by three-years, setting the stage for issuance of the proposed rule. Implementation of CSAPR phase 1 began in 2015, with phase 2 beginning in 2017. On September 7, 2016, the EPA finalized an update to the CSAPR for the 2008 ozone NAAQS by issuing the final CSAPR update.

On March 27, 2012, the EPA published its proposed NSPS for CO2 emissions from new coal-powered electric generating units. The proposed rule would have applied to new power plants and to existing plants that make major modifications. If the rule had been adopted as proposed, only new coal-fired power plants with CO2 capture and storage (CCS) could have met the proposed emission limits. Commercial scale CCS is not likely to be available in the near future, and if available, it may make coal-fired electric generation units uneconomical compared to new gas-fired electric generation units. On January 8, 2014, the EPA re-proposed NSPS for CO2 for new fossil fuel fired power plants and rescinded the rules that were proposed on April 12, 2012.

On September 20, 2013, the EPA issued a new proposal to control carbon emissions from new power plants. Under the CPP proposal, the EPA would establish separate NSPS for CO2 emissions for natural gas-fired turbines and coal-fired units. The proposed “Carbon Pollution Standard for New Power Plants” replaces the earlier proposal released by the EPA in 2012. On August 3, 2015, the EPA finalized the Carbon Pollution Standards to cut carbon emissions from new, modified and reconstructed power plants, which would have become effective on October 23, 2015.

On June 2, 2014, the EPA proposed additional CPP regulations to cut carbon emissions from existing power plants. Under this proposed rule, the EPA would create emission guidelines for states to follow in developing plans to address GHG emissions from existing fossil fuel-fired electric generating units. Specifically, the EPA is proposing state-specific rate-based goals for CO2 emissions from the power sector, as well as guidelines for states to follow in developing plans to achieve the state-specific goals.

On August 3, 2015, the EPA finalized the CPP Rule to cut carbon pollution from existing power plants, which would have become effective on December 22, 2015. Numerous petitions challenging the CPP Rule have been consolidated into one case, West Virginia v. EPA. While the litigation is still ongoing at the circuit court level, a mid-litigation application to the Supreme Court resulted in a stay of the CPP Rule. On September 27, 2016, an en banc panel of the U.S. Court of Appeals for the D.C. Circuit heard oral arguments in the case. The decision, originally expected in early 2017, has been stayed as a result of a March 28, 2017 executive order directing the EPA to begin the process of reviewing and possibly rescinding the CPP Rule. The EPA filed a motion and the motion was granted by the U.S. Court of Appeals for the D.C. Circuit requesting the stay while the EPA conducts their review of the CPP Rule. If the review does not result in any rule changes, the U.S. Court of Appeals for the D.C. Circuit will rule on the legality of the CPP Rule. On October 10, 2017, the EPA formally proposed repeal the CPP, which relies on a re-interpretation of CAA 111(d), on which the CPP was originally premised.

The current Administration’s executive order promoting energy independence and economic growth issued on March 28, 2017 requires the review of existing regulations that potentially burden the development or use of domestically produced energy resources. The review of existing regulations may not result in any changes and any changes made to existing regulations may not produce the intended favorable results desired by the new Administration. The executive order also directed the Council on Environmental Quality to rescind its final guidance entitled, “Final Guidance for Federal Departments and Agencies on Consideration of Greenhouse Gas Emissions and the Effects of Climate Change in National Environmental Policy Act Reviews.” The guidance previously directed agencies to consider proposed actions and their effects on climate change (GHG emissions would have been a key indicator being assessed under any NEPA review). Such review considerations may have created additional delays or costs in any NEPA review processes for energy producers and generators and may have prevented the acquisition of any necessary federal approvals for energy producers and generators.

Clean Water Act. The federal Clean Water Act (CWA) and corresponding state laws affect our coal operations by regulating discharges into surface waters. Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters. The CWA and corresponding state laws include requirements for: improvement of designated “impaired waters” (i.e., not meeting state water quality standards) through the use of effluent limitations; anti-degradation regulations which protect state designated “high quality/exceptional use” streams by restricting or prohibiting discharges; requirements to treat discharges from coal mining properties for non-traditional pollutants, such as chlorides, selenium and dissolved solids; requirements to minimize impacts and compensate for unavoidable impacts resulting from discharges of fill materials to regulated streams and wetlands; and requirements to dispose of produced wastes and other oil and gas wastes at approved disposal facilities. In addition, the Spill Prevention, Control and Countermeasure (SPCC) requirements of the CWA apply to all CoalCo operations that use or produce fluids and require the implementation of plans to address any spills and the installation of secondary containment around all storage tanks. These requirements may cause CoalCo to incur significant additional costs that could adversely affect our operating results, financial condition and cash flows.

CoalCo requires certain surface structures for its processing of coal, placement of refuse, and transportation of materials through pipelines and above-ground conveyance systems. On April 21, 2014 the EPA published a proposed rule called “Definition of ‘Waters of the United States’ (WoUS) Under the Clean Water Act.” The proposal would expand the scope of the CWA to include previously non-jurisdictional streams, wetlands, and waters, making these areas jurisdictional inter-coastal waters of the U.S. In February 2015 the EPA and ACOE issued a memorandum of understanding to withdraw the WoUS Interpretive Rule. The EPA published the latest version of the WoUS rule (the Clean Water Rule) on June 29, 2015, which was to become effective on August 28, 2015. However, on August 27, 2015, the District Court of North Dakota blocked implementation of the rule in 13 states. On October 9, 2015, the Court of Appeals for the Sixth Circuit blocked implementation of the rule nationwide. The U.S. Supreme Court will now decide which court has jurisdiction—federal appeals court or district courts. Oral arguments on the case have been scheduled for October 11, 2017. Meanwhile, the current Administration has announced that it is working to rescind and replace the rulemaking, reestablish the 1986 rule and implement the 2008 guidance, which is less onerous than the current rule being litigated.

Resource Conservation and Recovery Act. The federal Resource Conservation and Recovery Act (RCRA) and corresponding state laws and regulations affect coal mining by imposing requirements for the treatment, storage and disposal of hazardous wastes. Facilities at which hazardous wastes have been treated, stored or disposed of are subject to corrective action orders issued by the EPA that could adversely affect our financial results, financial condition and cash flows.

In 2010, the EPA proposed options for the regulation of Coal Combustion Residuals (CCRs) from the electric power sector as either hazardous waste or non-hazardous waste. On December 19, 2014, the EPA announced the first national regulations for the disposal of CCRs from electric utilities and independent power producers under RCRA. On April 17, 2015, the EPA finalized these regulations under the solid waste provisions (Subtitle D) of RCRA and not the hazardous waste provisions (Subtitle C) which became effective on October 19, 2015. The

EPA affirms in the preamble to the final rule that “this rule does not apply to CCR placed in active or abandoned underground or surface mines.” Instead, “the U.S. Department of Interior (DOI) and the EPA will address the management of CCR in mine fills in a separate regulatory action(s).” On November 3, 2015, the EPA published the final rule Effluent Limitations Guidelines and Standards (ELG), revising the regulations for the Steam Electric Power Generating category which became effective on January 4, 2016. The rule sets the first federal limits on the levels of toxic metals in wastewater that can be discharged from power plants, based on technology improvements in the steam electric power industry over the last three decades. The combined effect of the CCR and ELG regulations has forced power generating companies to close existing ash ponds and will likely force the closure of certain older existing coal burning power plants that can’t comply with the new standards.

Surface Mining Control and Reclamation Act. The federal Surface Mining Control and Reclamation Act (SMCRA) establishes minimum national operational and reclamation standards for all surface mines, as well as most aspects of underground mines. SMCRA requires that comprehensive environmental protection and reclamation standards be met during the course of and following completion of mining activities. Permits for all mining operations must be obtained from the U.S. Office of Surface Mining (OSM) or, where state regulatory agencies have adopted federally approved state programs under SMCRA, the appropriate state regulatory authority. States that operate federally approved state programs may impose standards which are more stringent than the requirements of SMCRA and OSM’s regulations and in many instances have done so. Our active mining complexes are located in Pennsylvania which has primary jurisdiction for enforcement of SMCRA through its approved state program. In addition, SMCRA imposes a reclamation fee on all current mining operations, the proceeds of which are deposited in the Abandoned Mine Reclamation Fund (AML Fund), which is used to restore unreclaimed and abandoned mine lands mined before 1977. The current per ton fee is $0.28 per ton for surface mined coal and $0.12 per ton for underground mined coal. These fees are currently scheduled to be in effect until September 30, 2021.

Federal and state laws require bonds to secure our obligations to reclaim lands used for mining and to satisfy other miscellaneous obligations. These bonds are typically renewable on a yearly basis. Surety bond costs have increased while the market terms of surety bonds have generally become less favorable. It is possible that surety-bond issuers may refuse to renew bonds or may demand additional collateral. Any failure to maintain, or inability to acquire, surety bonds that are required by state and federal laws would have a material adverse effect on our ability to produce coal, which could adversely affect our business, financial condition, results of operations, liquidity and cash flows.

Excess Spoil, Coal Mine Waste, Diversions, and Buffer Zones for Perennial and Intermittent Streams. The OSM has issued final amendments to regulations concerning stream buffer zones, stream channel diversions, excess spoil, and coal mine waste to comply with an order issued by the U.S. District Court for the District of Columbia on February 20, 2014, which vacated the stream buffer zone rule that was published December 12, 2008. On July 27, 2015, the OSM published the proposed Stream Protection Rule (SPR). After much debate and thousands of comments, the final SPR was published by the OSM in the Federal Register on December 20, 2016. The final SPR requires the restoration of the physical form, hydrologic function, and ecological function of the segment of a perennial or intermittent stream that a permittee mines through. Additionally, it requires that the post-mining surface configuration of the reclaimed mine site include a drainage pattern, including ephemeral streams, similar to the pre-mining drainage pattern, with exceptions for stability, topographical changes, fish and wildlife habitat, etc. The rule also requires the establishment of a 100-foot-wide streamside vegetative corridor of native species (including riparian species, when appropriate) along each bank of any restored or permanently-diverted perennial, intermittent, or ephemeral stream. This rulemaking was nullified by Congress under the Congressional Review Act in February 2017.

Health and Safety Laws

Mine Safety. Legislative and regulatory changes have required us to purchase additional safety equipment, construct stronger seals to isolate mined out areas, and engage in additional training. We have also experienced more aggressive inspection protocols and with new regulations the amount of civil penalties has increased. The actions taken thus far by federal and state governments include requiring:

•	the caching of additional supplies of self-contained self-rescuer (SCSR) devices underground;

•	the purchase and installation of electronic communication and personal tracking devices underground;

•	the purchase and installation of proximity detection services on continuous miner machines;

•

the placement of refuge chambers, which are structures designed to provide refuge for groups of miners during a mine emergency when evacuation from the mine is not possible, which will provide breathable air for 96 hours;

•	the replacement of existing seals in worked-out areas of mines with stronger seals;

•	the purchase of new fire resistant conveyor belting underground;

•	additional training and testing that creates the need to hire additional employees;

•	more stringent rock dusting requirements; and

•	the purchase of personal dust monitors for collecting respirable dust samples from certain miners.

On October 2, 2015, the Mine Safety and Health Administration (MSHA) published proposed rules for underground coal mining operations concerning proximity detection systems for coal hauling machines and scoops. On January 15, 2015, MSHA published a final rule requiring underground coal mine operations to equip continuous mining machines, except full-face continuous mining machines, with proximity detection systems. The proximity detection system strengthens protection for miners by reducing the potential of pinning, crushing and striking hazards that result in accidents involving life-threatening injuries and death. The final rule became effective March 15, 2015 and included a phased in schedule for newly manufactured and in-service equipment. In 2010 MSHA rolled out the “End Black Lung, Act Now” initiative. As a result, MSHA implemented a new final rule on August 1, 2014 to lower miners’ exposure to respirable coal mine dust including using the new Personal Dust Monitor (PDM) technology. This final rule was implemented in three phases. The first phase began August 1, 2014 and utilizes the current gravimetric sampling device to take full shift dust samples from the current designated occupations and areas. It also requires additional record keeping and immediate corrective action in the event of overexposure. The second phase began February 1, 2016 and requires additional sampling for designated and other occupations using the new continuous personal dust monitor (CPDM) technology, which provides real time dust exposure information to the miner. The necessary CPDM equipment required to meet compliance with the new rule was ordered at a cost of $2 million. Dust Coordinators and Dust Technicians were also hired to meet the staffing demand to manage compliance with the new rule. The final phase of the rule was effective on August 1, 2016. when the current respirable dust standard was reduced from 2.0 to 1.5mg/m3 for designated occupations and from 1.0 to 0.5mg/m3 for Part 90 Miners.

Black Lung Legislation. Under federal black lung benefits legislation, each coal mine operator is required to make payments of black lung benefits or contributions to:

•	current and former coal miners totally disabled from black lung disease;

•	certain survivors of a coal miner who dies from black lung disease or pneumoconiosis; and

•	a trust fund for the payment of benefits and medical expenses to claimants whose last mine employment was before January 1, 1970, where no responsible coal mine operator has been identified for claims (where a coal miner’s last coal employment was after December 31, 1969), or where the responsible coal mine operator has defaulted on the payment of such benefits. The trust fund is funded by an excise tax on U.S. production of up to $1.10 per ton for deep mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price.

The Patient Protection and Affordable Care Act (PPACA) made two changes to the Federal Black Lung Benefits Act. First, it provided changes to the legal criteria used to assess and award claims by creating a legal presumption that miners are entitled to benefits if they have worked at least 15 years in underground coal mines, or in similar conditions, and suffer from a totally disabling lung disease. To rebut this presumption, a coal company would have to prove that a miner did not have black lung or that the disease was not caused by the miner’s work. Second, it changed the law so black lung benefits will continue to be paid to dependent survivors when the miner passes away, regardless of the cause of the miner’s death. The changes will result in increased cost to CoalCo of complying with the Federal Black Lung Benefits Act. In addition to the federal legislation, we are also liable under various state statutes for black lung claims.

Other State and Local Laws

Ownership of Coal Rights. CoalCo acquires ownership or leasehold rights to coal properties prior to conducting operations on those properties. As is customary in the coal industry, we have generally conducted only a summary review of the title to coal rights that are not in our development plans, but which we believe we control. This summary review is conducted at the time of acquisition or as part of a review of our land records to determine control of coal rights. Given ParentCo’s long history as a coal producer, we believe we have a well-developed ownership position relating to our coal control. Prior to the commencement of development operations on coal properties, we conduct a thorough title examination and perform curative work with respect to significant defects. We generally will not commence operations on a property until we have cured any material title defects on such property. We are typically responsible for the cost of curing any title defects. We have completed title work on substantially all of our coal producing properties and believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the industry.

Available Information

CoalCo will as of the time of separation maintain a website at www.consolenergy.com. CoalCo will make available, free of charge, on this website our future annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the 1934 Act), as soon as reasonably practicable after such reports are available, electronically filed with, or furnished to the SEC, and are also available at the SEC’s website www.sec.gov. Apart from SEC filings, we also use our website to publish information which may be important to investors, such as presentations to analysts. Our website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Legal and Environmental Proceedings

In the normal course of business, CoalCo and its subsidiaries are subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations including environmental remediation, employment and contract disputes and other claims and actions arising out of the normal course of business. CoalCo accrues the estimated loss for these lawsuits and claims when the loss is probable and can be estimated. CoalCo’s current estimated accruals related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of CoalCo. It is possible that the aggregate loss in the future with respect to these lawsuits and claims could ultimately be material to the financial position, results of operations or cash flows of CoalCo; however, such amounts cannot be reasonably estimated. The amount claimed against CoalCo is disclosed below when an amount is expressly stated in the lawsuit or claim, which is not often the case.

The following royalty, land rights and other lawsuits and claims include those for which a loss is reasonably possible, but not probable, and accordingly, an accrual may not have been recognized. These claims are influenced by many factors which prevent the estimation of a range of potential loss. These factors include, but are not limited to, generalized allegations of unspecified damages (such as improper deductions), discovery having not commenced or not having been completed, unavailability of expert reports on damages and non-monetary issues being tried.

Fitzwater Litigation. Three nonunion retired coal miners filed an amended complaint on April 24, 2017 against ParentCo, Fola Coal Company, LLC, CONSOL of Kentucky and Consolidation Coal Company in West Virginia Federal Court alleging ERISA violations in the termination of retiree health care benefits. The Plaintiffs contend they relied to their detriment on oral statements and promises of “lifetime health benefits” allegedly made by various members of management during Plaintiffs’ employment and that they were allegedly denied access to Summary Plan Documents that clearly reserved to the Company the right to modify or terminate the CONSOL Energy Inc. Retiree Health and Welfare Plan. Plaintiffs request that retiree health benefits be reinstated and seek to represent a class of all nonunion retirees of Fola Coal Company, LLC and CONSOL of Kentucky. The Company believes it has meritorious defense and intends to vigorously defend this suit.

Casey Litigation. The Company has become aware of (but not served with) a Complaint filed on August 23, 2017, on behalf of two nonunion retired coal miners against ParentCo, CONSOL Buchanan Mining Co., Inc. and Consolidation Coal Company in West Virginia Federal Court alleging ERISA violations in the termination of retiree health care benefits. Filed by the same lawyers who filed the Fitzwater litigation, and raising nearly identical claims, the plaintiffs contend they relied to their detriment on oral promises of “lifetime health benefits” allegedly made by various members of management during plaintiffs’ employment and that they were not provided with copies of Summary Plan Documents clearly reserving to the Company the right to modify or terminate the existing Retiree Health and Welfare Plan. Plaintiffs request that retiree health benefits be reinstated for them and their dependents and seek to represent a class of all nonunion retirees of any ParentCo subsidiary that operated or employed individuals in McDowell or Mercer Counties, West Virginia, or Buchanan or Tazewell Counties, Virginia whose retiree welfare benefits were terminated.

Virginia Mine Void Litigation. Four lawsuits naming Consolidation Coal Company, Island Creek Coal Company, CNX Gas Company, and/or ParentCo have recently concluded in favor of the companies. After the trial court granted summary judgment in favor of the defendants in two of the actions upon its finding that plaintiffs’ claims are barred by the applicable statutes of limitation, plaintiffs appealed both cases to the U.S. Court of Appeals for the Fourth Circuit. On March 9, 2017, the Fourth Circuit affirmed and entered judgment in favor of the defendants. Plaintiffs did not seek review by the U.S. Supreme Court and those judgments are now final. As a direct result of the Fourth Circuit action, Motions for Voluntary Dismissal were filed and granted by the court in both of the two remaining cases. On January 26, 2016, six mine void lawsuits that had twice before been filed and voluntarily dismissed were refiled for a third time in state court but have not been served. Because each had twice before been filed and voluntarily dismissed, and because the most recent refilings were not served within a one-year period, under these procedural circumstances these actions should no longer be viable under federal or Virginia state law. The complaints sought damages and injunctive relief in connection with the transfer of water from mining activities at Buchanan Mine into void spaces in inactive ICCC mines adjacent to the Buchanan operations, voids ostensibly underlying plaintiffs’ properties. While some of the plaintiffs claimed an ownership interest in the coal, others had some interest in one or more of the fee, surface, oil/gas or other mineral estates. The suits alleged the water storage precluded access to and damaged coal, impeded coalbed methane gas production and was made without compensation to the property owners. Plaintiffs sought recovery in tort, contract and trespass assumpsit (quasi-contract). The suits each sought damages between $50,000 and in excess of $100,000 plus punitive damages.

Environmental Proceedings. On September 4, 2017, the Pennsylvania Department of Environmental Protection (DEP) provided notice that it required additional time to review the technical merits of a prior permit submission for continued longwall mining in the 4L panel at the Bailey Mine (the 4L Pending Permit), in light of a recent

Environmental Hearing Board (EHB) decision, which is discussed further below. As a result, the longwall was idled at that time and workforce adjustments were made, pending further developments with the DEP and permit submission. This was the first time in the 35-year history of the Bailey Mine that a needed mining permit had not been received in a timely fashion.

As noted above, the DEP’s determination with respect to the 4L Pending Permit related to part of an August 2017 EHB decision that impacts the application of DEP-required stream mitigation techniques, specifically the installation of synthetic stream-channel liner systems. The EHB is the quasi-judicial agency that hears appeals of DEP permitting decisions. The EHB decision held, in part, that the requirement to install a stream-channel liner system constituted impermissible pollution under applicable environmental laws. That determination had direct and specific implications for the 4L Pending Permit with respect to undermining one particular stream, Polen Run, for which the DEP was proposing to require the installation of the stream-channel liner system as a mitigation measure. The DEP requested alternative mitigation measures for consideration, which ParentCo supplied. Due to the narrowly focused EHB decision, the DEP is carefully reviewing alternative approaches and continues to evaluate the requested data submitted in support of the 4L Pending Permit. Given the potential for a protracted review, ParentCo felt it prudent to temporarily idle the longwall and dismantle and relocate it to another panel where it held an operating permit.

To that end, on September 18, 2017, ParentCo issued a press release stating that the DEP was requiring additional time to evaluate the approval of the 4L Pending Permit and that, as a result of this ongoing evaluation, ParentCo determined to move the longwall to another permitted panel in order to resume operations. The longwall was moved and resumed operations the first week of October 2017. Management has implemented several measures to mitigate the production impact from this delay, including working additional unscheduled shifts as compared to the previous five and a half day schedule. This operating schedule change is intended to allow ParentCo to meet customer needs.

ParentCo continues to work closely with the necessary agencies to obtain operating permits to allow for continuity of longwall mining operations. The PAMC operates five total longwalls, with many of the approved permits as far out as ten years in advance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in conjunction with the audited Combined Financial Statements and corresponding notes and the Unaudited Pro Forma Condensed Combined Financial Statements and corresponding notes included elsewhere in this information statement. This MD&A contains forward-looking statements and covers periods prior to the consummation of the separation, and accordingly the discussion of such historical periods does not necessarily reflect the impact the separation may have on CoalCo. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

All amounts discussed are in millions of U.S. dollars, unless otherwise indicated.

The Separation

In December 2016, ParentCo announced its intent to separate into two independent, publicly-traded companies (the separation): CoalCo, which will hold ParentCo’s PAMC and certain related coal assets, including ParentCo’s ownership interest in CNXC, which owns a 25% stake in PAMC, the CNX Marine Terminal, and Greenfield Reserves (collectively, the Coal Business), and an oil and natural gas exploration and production (E&P) company focused on Appalachian area natural gas and liquids activities, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin (the Gas Business) of ParentCo.

The separation will occur by means of a pro rata distribution by ParentCo of all of the outstanding common stock of CoalCo. ParentCo, the existing publicly traded company, will continue to own the Gas Business. In connection with the separation, CoalCo will change its name to CONSOL Energy Inc. and ParentCo, the existing publicly traded company, will continue to own the Gas Business and will change its name to CNX Resources Corporation.

The separation transaction, which is expected to be completed in the second half of 2017, is subject to a number of conditions, including, but not limited to: final approval by ParentCo’s Board of Directors; receipt of a private letter ruling from the Internal Revenue Service, which was received on October 16, 2017, and one or more opinions of its tax advisors, in each case satisfactory to ParentCo’s Board of Directors, regarding certain U.S. federal income tax matters relating to the transaction; and the SEC declaring effective the registration statement of which this information statement forms a part.

CoalCo and GasCo will enter into a separation agreement that will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of CoalCo and GasCo as part of the separation of ParentCo into two companies, and will provide for when and how these transfers and assumptions will occur. ParentCo may, at any time and for any reason until the proposed transaction is complete, abandon the separation plan or modify its terms.

For purposes of the following sections of the MD&A, we use the terms “CoalCo,” “the Company,” “we,” “us,” and “our,” when referring to periods prior to the distribution, to refer to the Coal Business of ParentCo.

Our Business

We are a leading, low-cost producer of high-quality bituminous coal from the Northern Appalachian Basin (NAPP) with excellent access to major U.S. and international coal markets and a highly experienced management team. Our company and its predecessors have been mining coal, primarily in NAPP, since 1864. We have the capacity to produce up to 28.5 million tons per year of thermal and crossover metallurgical coal from our PAMC, which consists of three highly productive, well-capitalized underground mines in the Pittsburgh No. 8 coal seam and the largest coal preparation plant in the United States. Coal from the PAMC is valued because of its high energy content (as measured in British thermal units, or Btu, per pound), relatively low levels of sulfur and other impurities, and strong thermoplastic properties that enable it to be used in metallurgical as well as thermal applications. We take advantage of these desirable quality characteristics and our extensive logistical network, which is directly served by both the Norfolk Southern and CSX railroads, to aggressively market our product to a broad base of strategically-selected, top-performing power plant customers in the eastern United States. We also capitalize on the operational synergies afforded by our wholly-owned CNX Marine Terminal in the Port of Baltimore to export our coal to thermal and metallurgical end-users in Europe, Asia, South America, and Canada. Our operations, including the PAMC and the CNX Marine Terminal, have consistently generated strong cash flows. The PAMC controls 766.7 million tons of high-quality Pittsburgh seam reserves (as of December 31, 2016), enough to allow for approximately 27 years of full-capacity production. In addition, we own or control approximately 1.6 billion tons of Greenfield Reserves in the eastern United States that could provide us with a solid growth platform in the future. Our vision is to maximize cash flow generation through the safe, compliant, and efficient operation of this world-class core asset base, while strategically reducing debt, returning capital through share buybacks or dividends, and when prudent, allocating capital toward compelling growth opportunities.

Our major assets include:

•	~90% economic ownership and full operational control of the PAMC, consisting of:
o	75% undivided interest in the PAMC;
o

~60% limited partner interest, a 1.7% general partner interest (reflecting 100% of the general partner units) and incentive distribution rights (IDRs) in CNX Coal Resources LP, which is a growth-oriented master limited partnership formed by us in 2015 to manage and further develop our active coal operations in Pennsylvania, and which owns the remaining 25% stake in PAMC;

•	the CNX Marine Terminal; and
•	1.6 billion tons of Greenfield Reserves in NAPP, the CAPP, and the ILB.

These assets and the diverse markets they serve provide robust flexibility for generating cash across a wide variety of demand and pricing scenarios. This flexibility begins with the low-cost structure and optionality afforded by our PAMC. The three mines at the PAMC, which include the Bailey, Enlow Fork, and Harvey mines, produce coal from the Pittsburgh No. 8 Coal Seam using longwall mining, a highly automated underground mining technique that produces large volumes of coal at lower costs compared to alternative mining methods. These three mines collectively operate five longwalls, and the production from all three mines is processed at a single, centralized preparation plant, which is connected via conveyor belts to each mine. The Bailey Central Preparation Plant, which can clean and process up to 8,200 raw tons of coal per hour, provides economies of scale while also maintaining the ability to segregate and blend coals based on quality. This infrastructure enables us to tailor our production levels and quality specifications to meet market demands. It also results in a highly productive, low-cost operation as compared to other NAPP coal mines. The PAMC was the most productive longwall operation in NAPP during 2015-2016, producing 6.77 tons of coal per employee hour, compared with an average of 4.94 tons per employee hour for all other currently-operating NAPP longwalls. As of June 30, 2017, productivity further increased to 7.43 tons of coal per employee hour, compared with an average of 5.24 tons per employee hour for all other currently-operating NAPP longwalls. Our high productivity helps drive a low cost structure, which according to Wood Mackenzie was in the first quartile among NAPP coal mines in 2016. Our efficiency strengthens our margins throughout the commodity cycle, and has allowed us to continue to generate positive margins even in challenging pricing environments.

Coal from the PAMC is versatile in that it can be sold either domestically or abroad, in the thermal coal market or as a crossover product in the high-volatile metallurgical coal market. Domestically, we have a well-established and diverse blue chip customer base, the majority of which is comprised of domestic utility companies located across the eastern United States. In 2016, we shipped coal to 38 plants located in 18 eastern U.S. states. As of June 30, 2017, the PAMC is fully contracted for 2017. For 2018 and 2019, our contracted position as of October 9, 2017 is at

80% and 41%, respectively, assuming a 27 million ton coal sales volume. We believe our committed and contracted position is well-balanced in hedging against market downside risk while allowing us to continue to build out the customer portfolio strategically and opportunistically as the market evolves.

Going forward, we plan to continue to execute our sales strategy of targeting top-performing, environmentally-controlled, rail-served power plants in our core market areas in the eastern United States. Our top 15 domestic power plant customers in 2016, which accounted for 82% of our domestic power plant shipments that year, operated at a 15% higher capacity factor than other NAPP rail-served plants in 2016, and have consistently consumed more than 50 million tons of coal per year over the past five years. We have grown our share at these plants from 12% in 2011 to 32% in 2016, and we believe that we can continue to grow this share. Our customer plants consume coal from all four primary coal producing basins in the United States. However, we believe that we are favorably positioned to compete with producers from these basins primarily because of: (i) our significant transportation cost advantage compared to producers in the ILB and the Powder River Basin (PRB), which incur higher rail transportation rates to deliver coal to many of our core market areas in the eastern United States, (ii) our favorable operating environment compared to producers in CAPP, where production has been declining and is expected to continue to decline primarily due to the basin’s high cost production profile, reserve degradation and difficult permitting environment, and (iii) the attractive quality characteristics of our coal, which enable us to compete for demand from a broader range of coal-fired power plants as compared to (x) mining operations in basins that typically produce coal with a comparatively lower heat content, such as the ILB and PRB, (y) mining operations in basins that typically produce coal with a comparatively higher sulfur content, such as the ILB and most areas in NAPP, and (z) mining operations in basins that typically produce coal with a comparatively higher chlorine content, such as certain areas in the ILB.

The PAMC and our 100%-owned CNX Marine Terminal allow us to participate in the international thermal and metallurgical coal markets. The CNX Marine Terminal provides coal transshipments directly from rail cars to ocean-going vessels for both PAMC and third-party shippers, and is the only coal marine terminal on the East Coast served by two rail lines (Norfolk Southern and CSX). Located on 200 acres, the terminal has a throughput capacity of 15 million tons per year, as well as extensive blending capabilities and significant ground storage capacity of 1.1 million tons. In 2016, approximately 8.1 million tons of coal were shipped through the CNX Marine Terminal, with approximately 57% of that amount having been produced at our PAMC. The ability to serve both domestic and international markets with premium thermal and crossover metallurgical coal provides us with significant diversification and optionality, allowing us to pursue upside while helping to minimize both pricing and volume risk. Since 2014, our domestic thermal shipments from the PAMC have ranged from 17.3 to 22.8 million tons per year, our export thermal shipments have ranged from 2.1 to 4.4 million tons per year, and our export metallurgical shipments have ranged from 1.2 to 2.0 million tons per year. Historically, the CNX Marine Terminal served as a captive provider to company-owned or partnered mines. In 2016 the Company opened the terminal to third parties to utilize surplus capacity. The CNX Marine Terminal has since signed multiple third party contracts with market-based terms, including take-or-pay contract minimums, and is currently on track in 2017 to exceed its record throughput, set in 2011, of 12.9 million tons. After accounting for PAMC tons, the CNX Marine Terminal still has significant surplus capacity that may be used to generate additional revenue by providing services to third parties.

Finally, the 1.6 billion tons of Greenfield Reserves that we control in NAPP, CAPP, and ILB, which are in addition to the substantial reserve base associated with PAMC, feature both thermal and metallurgical reserves. Included among these are approximately 591 million tons and 377 million tons of contiguous greenfield reserves associated with the River Mine and Mason Dixon Mine projects, respectively, which are among the last remaining greenfield Pittsburgh No. 8 coal seam projects in the Northern Appalachian region. Also included are 26 million tons of low-volatile metallurgical coal reserves associated with our Itmann property, 40 million tons of high-volatile metallurgical coal reserves associated with our Martinka property, and 117 million tons of reserves associated with our Birch and Canfield properties that are classified as thermal but that have strong potential as a high-vol or crossover metallurgical product. Our Greenfield Reserves provide additional optionality for organic growth or monetization as market conditions allow.

Results of Operations

2017 Outlook:

•	Our 2017 coal sales is expected to be approximately 26.0-27.0 million tons.
•

Due to a reduction in coal price realizations resulting from a cooler than normal summer, modest delivery impacts related to the railroads, and the permit delay relating to Bailey Mine discussed under “Legal and Environmental Proceedings”, which may negatively impact anticipated 2017 revenue amounts, we have decreased our expected 2017 coal capital investment to be between $92-$108 million, down from the previously stated amounts of $112-$120 million. These amounts intend to be utilized primarily for refuse storage area and maintenance capital expenditures related to equipment, buildings and other infrastructure. None of the anticipated expenditures are material in amount or represent a material project for our business.

Six Months Ended June 30, 2017 Compared with the Six Months Ended June 30, 2016

Net Income Attributable to CONSOL Mining Corporation Shareholder

CONSOL Mining Corporation had net income attributable to CONSOL Mining Corporation shareholder of $89 million for the six months ended June 30, 2017, compared to net income attributable to CONSOL Mining Corporation shareholder of $20 million for the six months ended June 30, 2016.

CONSOL Mining Corporation primarily consists of the Pennsylvania Mining Operations Complex (PAMC), as well as various corporate and other business activities that are not allocated to PAMC. The other business activities include CNX Marine Terminal operations, closed and idle mine activities, selling, general and administrative activities, income taxes, as well as various other non-operated activities.

PAMC ANALYSIS

The principal activities of the PAMC division are mining, preparation and marketing of thermal coal, sold primarily to power generators. It also includes selling, general and administrative activities, as well as various other activities assigned to the PAMC division.

PAMC had earnings before income tax of $111 million for the six months ended June 30, 2017, compared to earnings before income tax of $46 million for the six months ended June 30, 2016. Variances are discussed below.

	For the Six Months Ended June 30,
(in millions)	2017	2016	Difference
Coal Sales	$620	$477	$143
Freight Revenue	30	25	5
Miscellaneous Other Income	6	7	(1)
Gain on Sales of Assets	6	—	6

Total Revenue and Other Income	662	509	153

Operating Costs and Expenses:
Operating Costs	390	313	77
Depreciation, Depletion and Amortization	79	74	5

Total Operating Costs and Expenses	469	387	82

Other Costs:
Other Costs	11	25	(14)
Depreciation, Depletion and Amortization	5	9	(4)

Total Other Costs	16	34	(18)
Selling, General, and Administrative Costs	32	13	19
Freight Expense	30	25	5
Interest Expense	4	4	—

Total Costs and Expenses	551	463	88

Earnings Before Income Taxes	$111	$46	$65

Add: Interest Expense	4	4	—
Add: Depreciation, Depletion, and Amortization	84	83	1

EBITDA*	199	133	66
Add: Stock-Based Compensation	8	3	5

Adjusted EBITDA*	$207	$136	$71

*

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and discussion regarding why management views these non-GAAP measures to be useful in reviewing the company’s results of operations, please see “—Non-GAAP Financial Measures.”

Coal Sales. PAMC coal sales were $620 million for the six months ended June 30, 2017, compared to $477 million for the six months ended June 30, 2016. The $143 million increase was attributable to a 2.1 million increase in tons sold and a $4.07 per ton higher average sales price. The increase in tons sold was primarily due to increased demand, in part due to higher natural gas prices. The higher average sales price per ton sold in the 2017 period was primarily the result of a tighter supply-demand balance in the international thermal and crossover metallurgical coal markets that the PAMC complex serves. The API2 index (the benchmark price reference for coal imported into northwest Europe) was up more than 60% versus the year-ago period, and global coking coal prices were up by an even greater percentage in the period-to-period comparison.

Freight Revenue and Freight Expense. Freight revenue is the amount billed to customers for transportation costs incurred. This revenue is based on the weight of coal shipped, negotiated freight rates and method of transportation, primarily rail, used by the customers to which the Company contractually provides transportation services. Freight revenue is completely offset in freight expense. Freight revenue and freight expense were both $30 million for the six months ended June 30, 2017, compared to $25 million for the six months ended June 30, 2016. The $5 million increase was due to increased shipments where transportation services were contractually provided.

Gain on Sales of Assets. Gain on sale of assets was $6 million, primarily due to the sale of certain coal rights during the six months ended June 30, 2017. No such transactions occurred during the six months ended June 30, 2016.

Operating Costs and Expenses. Operating costs and expenses are comprised of costs related to produced tons sold, along with changes in both the volumes and carrying values of coal inventory. Operating costs and expenses include items such as direct operating costs, royalty and production taxes, employee-related expenses and depreciation, depletion, and amortization costs. Total operating costs and expenses for the PAMC division were $469 million for the six months ended June 30, 2017, or $82 million higher than the $387 million for the six months ended June 30, 2016. Total costs per PAMC ton sold were $34.65 per ton for the six months ended June 30, 2017, compared to $33.86 per ton for the six months ended June 30, 2016. The increase in the cost of coal sold was driven by an increase in production-related costs as more coal was mined to meet market demand, as well as an increase in mine development activity. Productivity for the six months ended June 30, 2017, as measured by tons per employee-hour, improved by 6% compared to the year earlier period.

Other Costs. Other costs, which include costs such as coal reserve holding costs and purchased coal costs, decreased $18 million in the six months ended June 30, 2017 compared to the six months ended June 30, 2016. The decrease was primarily attributable to prior year costs related to: the temporary idling of one longwall at the PAMC complex to optimize the production schedule and discretionary 401(k) contributions; offset by a reduction in litigation expense. This period-over-period decrease was partially offset by a current period increase in costs related to externally purchased coal for blending purposes only.

Selling, General and Administrative Costs. CNXC entered into a service agreement with CONSOL Energy that required CONSOL Energy, and now CONSOL Mining Corporation, to provide certain selling, general and administrative services. These services are paid monthly based on an agreed upon fixed fee that is reset at least annually. There is also an additional portion of CONSOL Energy’s selling, general and administrative costs that is allocated to the PAMC division, outside of the service agreement, based on a percentage of total revenue and a percentage of total projected capital expenditures. The amount of selling, general and administrative costs related to the PAMC division was $32 million for the six months ended June 30, 2017, compared to $13 million for the six months ended June 30, 2016. The $19 million increase in the period-to-period comparison is primarily due to an increase in incentive compensation, stock based compensation and other allocated and non-allocated charges, none of which were individually material.

Interest Expense. Interest expense, net of amounts capitalized, of $4 million for the six months ended June 30, 2017 and 2016, is primarily comprised of interest on the CNXC revolving credit facility.

PAMC coal revenue and cost components on a per unit basis for these periods were as follows:

	For the Six Months Ended June 30,
	2017	2016	Variance	Percent Change
Tons Sold (in millions)	13.5	11.4	2.1	18.4%
Average Sales Price Per Ton Sold	$45.77	$41.70	$4.07	9.8%
Total Operating Costs Per Ton Sold	$28.91	$27.39	$1.52	5.5%
Total Depreciation, Depletion and Amortization Costs Per Ton Sold	5.74	6.47	(0.73)	(11.3)%

Total Costs Per Ton Sold	$34.65	$33.86	$0.79	2.3%

Average Margin Per Ton Sold	$11.12	$7.84	$3.28	41.8%

The increase in overall tons sold was primarily due to increased demand, in part due to higher natural gas prices. The higher average sales price per ton sold in the 2017 period was primarily the result of a tighter supply-demand balance in the international thermal and crossover metallurgical coal markets that the PAMC complex serves.

The PAMC division priced 3.9 million tons on the export market for the six months ended June 30, 2017, compared to 3.6 million tons for the six months ended June 30, 2016. All other tons were sold on the domestic market. Changes in the total costs per ton sold were primarily driven by an increase in production-related costs as more coal was mined to meet market demand, as well as an increase in mine development activity.

OTHER ANALYSIS

Other includes expenses from various corporate and diversified business activities that are not allocated to the PAMC division. The diversified business activities include coal terminal operations, closed and idle mine activities, selling, general and administrative activities, as well as various other non-operated activities, none of which are individually significant to the Company.

Other business activities had earnings before income tax of $7 million for the six months ended June 30, 2017, compared to a loss before income tax of $23 million for the six months ended June 30, 2016. Variances are discussed below.

	For the Six Months Ended June 30,
(in millions)	2017	2016	Variance
Other Outside Sales	$28	$16	$12
Miscellaneous Other Income	27	28	(1)
Gain on Sale of Assets	7	4	3

Total Revenue and Other Income	62	48	14

Operating and Other Costs	52	69	(17)
Selling, General, and Administrative Costs	5	5	—
Depreciation, Depletion and Amortization	(6)	(5)	(1)
Interest Expense	4	2	2

Total Costs and Expenses	55	71	(16)

Earnings/(Loss) Before Income Tax	7	(23)	30
Income Tax Expense	19	—	19

Net Loss	(12)	(23)	11

Add: Interest Expense	4	2	2
Add: Income Tax Expense	19	—	19
Add: Depreciation, Depletion, and Amortization	(6)	(5)	(1)

EBITDA*	5	(26)	31

Add: Stock Based Compensation	1	2	(1)
Add: Pension Settlement	—	14	(14)

Adjusted EBITDA*	$6	$(10)	$16

*

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and discussion regarding why management views these non-GAAP measures to be useful in reviewing the company’s results of operations, please see “—Non-GAAP Financial Measures.”

Other Outside Sales. Other outside sales consists of sales from CNX Marine Terminal which is located on 200 acres in the port of Baltimore, Maryland and provides access to international coal markets. CNX Marine Terminal sales were $28 million for the six months ended June 30, 2017, compared to $16 million for the six months ended June 30, 2016. The $12 million increase in the period-to-period comparison was primarily due to an increase in both the tons processed at the terminal and the rates charged to process those tons.

Miscellaneous Other Income. Miscellaneous other income decreased $1 million in the period-to-period comparison due to the following items:

	For the Six Months Ended June 30,
(in millions)	2017	2016	Variance
Royalty Income	$12	$4	$8
Rental Income	11	18	(7)
Right of Way	1	6	(5)
Other Income	3	—	3

Total Miscellaneous Other Income	$27	$28	$(1)

Operating and Other Costs. Operating and Other Costs were $52 million for the six months ended June 30, 2017, compared to $69 million for the six months ended June 30, 2016. Operating and Other Costs decreased in the period-to-period comparison due to the following items:

	For the Six Months Ended June 30,
(in millions)	2017	2016	Variance
CNX Marine Terminal	$9	$8	$1
Lease Rental Expense	11	15	(4)
Workers’ Compensation	2	3	(1)
UMWA Expenses	4	4	—
UMWA OPEB Expense	22	22	—
Coal Reserve Holding Costs	3	4	(1)
Closed and Idle Mines	4	5	(1)
Pension	(4)	7	(11)
Other	1	1	—

Operating and Other Cost	$52	$69	$(17)

Selling, General and Administrative Costs. Selling General and Administrative costs are costs allocated to CONSOL Mining Corporation from CONSOL Energy Inc. for shared services and remained consistent in the period-to-period comparison.

Depreciation, Depletion, and Amortization. Depreciation, Depletion, and Amortization benefit of $6 million and $5 million for the six months ended June 30, 2017 and 2016, respectively, was primarily due to reductions of $19 million and $21 million, respectively, related to changes in CONSOL Mining Corporation’s Asset Retirement Obligation at several closed mine locations.

Interest Expense. Interest expense, net of amounts capitalized, of $4 million for the six months ended June 30, 2017 and $2 million for the six months ended June 30, 2016, is primarily comprised of interest on the 5.75% MEDCO Revenue Bonds.

Income Taxes. The effective income tax rate when excluding noncontrolling interest was 17.6% for the six months ended June 30, 2017, compared to (1.0)% for the six months ended June 30, 2016. The effective rates for the six months ended June 30, 2017 and 2016 were calculated using the annual effective rate projections on recurring earnings and include tax liabilities related to certain discrete transactions. The fluctuation in the effective rate is primarily attributable to the impact of percentage of depletion on the respective period’s pre-tax income.

	For the Six Months Ended June 30,
(in millions)	2017	2016	Variance	Percent Change
Total Company Earnings Before Income Tax Excluding Noncontrolling Interest	$108	$20	$88	440.0%
Income Tax Expense	$19	$—	$19	100.0%
Effective Income Tax Rate	17.6%	(1.0)%	18.6%

Year ended December 31, 2016 compared to the year ended December 31, 2015:

Net Income Attributable to CoalCo Shareholder

CoalCo had net income attributable to CoalCo shareholder of $41 million for the year ended December 31, 2016, compared to net income attributable to CoalCo shareholder of $307 million for the year ended December 31, 2015.

CoalCo primarily consists of the Pennsylvania Mining Operations Complex (PAMC), as well as various corporate and other business activities that are not allocated to PAMC. The other business activities include CNX Marine Terminal operations, closed and idle mine activities, selling, general and administrative activities, income taxes, as well as various other non-operated activities.

PAMC ANALYSIS

The principal activities of the PAMC division are mining, preparation and marketing of thermal coal, sold primarily to power generators. It also includes selling, general and administrative activities, as well as various other activities assigned to the PAMC division.

PAMC had earnings before income tax of $131 million for the year ended December 31, 2016, compared to earnings before income tax of $405 million for the year ended December 31, 2015. Variances are discussed below.

	For the Year Ended December 31,
(in millions)	2016	2015	Difference
Coal Sales	$1,066	$1,289	$(223)
Freight Revenue	46	20	26
Miscellaneous Other Income	13	4	9

Total Revenue and Other Income	1,125	1,313	(188)

Operating Costs and Expenses:
Operating Costs	691	789	(98)
Depreciation, Depletion and Amortization	154	167	(13)

Total Operating Costs and Expenses	845	956	(111)

Other Costs:
Other Costs	42	(122)	164
Depreciation, Depletion and Amortization	14	10	4

Total Other Costs	56	(112)	168
Selling, General, and Administrative Costs	38	41	(3)
Freight Expense	46	20	26
Interest Expense	9	3	6

Total Costs and Expenses	994	908	86

Earnings Before Income Taxes	$131	$405	$(274)

Add: Interest Expense	9	3	6
Add: Depreciation, Depletion, and Amortization	168	177	(9)

EBITDA*	308	585	(277)
Add: Stock-Based Compensation	8	5	3
Add: Other CNX MLP Transaction Fees	—	12	(12)
Add: OPEB Plan Changes	—	(129)	129

Adjusted EBITDA*	$316	$473	$(157)

*

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and discussion regarding why management views these non-GAAP measures to be useful in reviewing the company’s results of operations, please see “—Non-GAAP Financial Measures.”

Coal Sales. PAMC coal sales were $1,066 million for the year ended December 31, 2016, compared to $1,289 million for the year ended December 31, 2015. The $223 million decrease was attributable to a $13.05 per ton lower average sales price, offset by a 1.7 million increase in tons sold. The lower average sales price per PAMC ton sold was primarily the result of the continued decline in both the domestic and global thermal coal markets, particularly in the first half of 2016. The decline was related to higher customer inventories and lower gas prices after persistently mild 2015 weather. The increase in overall tons sold reflects the improvement in both domestic and international coal demand throughout the second half of 2016.

Freight Revenue and Freight Expense. Freight revenue is the amount billed to customers for transportation costs incurred. This revenue is based on the weight of coal shipped, negotiated freight rates and method of transportation, primarily rail, used by the customers to which the Company contractually provides transportation services. Freight revenue is completely offset in freight expense. Freight revenue and freight expense were both $46 million for the year ended December 31, 2016, compared to $20 million for the year ended December 31, 2015. The $26 million increase was due to increased shipments where transportation services were contractually provided.

Miscellaneous Other Income. Miscellaneous other income was $13 million for the year ended December 31, 2016, compared to $4 million for the year ended December 31, 2015. Approximately $6 million of the increase was the result of a partial coal contract buyout in the current period. The remaining $3 million increase was the result of various transactions that occurred during both periods, none of which were individually material.

Operating Costs and Expenses. Operating costs and expenses are comprised of costs related to produced tons sold, along with changes in both the volumes and carrying values of coal inventory. Operating costs and expenses include items such as direct operating costs, royalty and production taxes, employee-related expenses and depreciation, depletion, and amortization costs. Total operating costs and expenses for the PAMC division were $845 million for the year ended December 31, 2016, or $111 million lower than the $956 million for the year ended December 31, 2015. Total costs per PAMC ton sold were $34.35 per ton in the year ended December 31, 2016, compared to $41.78 per ton in the year ended December 31, 2015. The decrease in the cost of coal sold was driven by the idling of one longwall at the PAMC complex for approximately 90 days, a reduction of staffing levels, vendor concessions and a realignment of employee benefits. All of the above steps resulted in more consistent operating schedules, reduced labor costs and improved productivity. Productivity for the year ended December 31, 2016, as measured by tons per employee hour, improved by 17% compared to the year earlier period, despite the reduced number of longwalls in operation.

Other Costs. Other costs include items that are assigned to the PAMC division but are not included in unit costs. Other costs and expenses increased $168 million in the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was due to the following:

	For the Years Ended December 31,
	2016	2015	Variance
OPEB Plan Changes	$—	$(129)	$129
Idle Mine Costs	19	—	19
Purchased Coal Costs	6	—	6
Litigation Expense	4	—	4
Severance Expense	1	—	1
Coal Reserve Holding Costs	4	5	(1)
Discretionary 401(k) Contributions	9	—	9
Amortization of Capitalized Interest	9	9	—
Other	4	3	1

Other Costs	$56	$(112)	$168

•	Income of $129 million related to OPEB plan changes made in May 2015 for retired employees. No such transactions occurred during the year ended December 31, 2016.
•	Idle Mine Costs increased $19 million, due to the temporary idling of one longwall at the PAMC complex for approximately 90 days in the first half of 2016 to optimize operating schedules.
•	Purchased Coal Costs increased $6 million due to higher volumes of coal that needed to be purchased to fulfill various contracts.
•

Litigation expense relates to approximately $3 million of costs which were incurred during the year ended December 31, 2016 related to the proposed consent decree with respect to the Bailey mine complex. See Note 11—Commitments and Contingent Liabilities of the Notes to the Audited Consolidated Financial Statements for additional information. The remaining change was the result of various transactions that occurred, none of which were individually material.

•	Severance Expense of $1 million was incurred during the year ended December 31, 2016 in connection with the Company’s ongoing cost reduction efforts. No such transactions occurred in the prior period.
•	Discretionary 401(k) Contributions relate to a bonus of $9 million that was incurred during the year ended December 31, 2016 as a result of company performance and management approval.
•	Other increased $1 million in the period-to-period comparison primarily due to various transactions that occurred, none of which were material.

Selling, General and Administrative Costs. Upon execution of the CNXC IPO, CNXC entered into a service agreement with ParentCo that required ParentCo to provide certain selling, general and administrative services. These services are paid monthly based on an agreed-upon fixed fee that is reset at least annually. See Note 3—Related Party Transactions of the Notes to the Audited Combined Financial Statements in this information statement for additional information. The amount of selling, general and administrative costs related to PAMC operations was $38 million for the year ended December 31, 2016, compared to $41 million for the year ended December 31, 2015.

Interest Expense. Interest expense, net of amounts capitalized, of $9 million and $3 million for the years ended December 31, 2016 and 2015, respectively, is primarily comprised of interest on the CNXC revolving credit facility that was drawn upon after the CNXC IPO on July 7, 2015.

PAMC coal revenue and cost components on a per unit basis for these periods were as follows:

	For the Year Ended December 31,
	2016	2015	Variance	Percent Change
Tons Sold (in millions)	24.6	22.9	1.7	7.4%
Average Sales Price Per Ton Sold	$43.31	$56.36	$(13.05)	(23.2%)

Total Operating Costs Per Ton Sold	$28.09	$34.47	$(6.38)	(18.5%)
Total Depreciation, Depletion and Amortization Costs Per Ton Sold	6.26	7.31	(1.05)	(14.4%)

Total Costs Per Ton Sold	$34.35	$41.78	$(7.43)	(17.8%)

Average Margin Per Ton Sold	$8.96	$14.58	$(5.62)	(38.5%)

The lower average sales price per ton sold in the 2016 period was primarily the result of the overall decline in the domestic and global thermal coal markets, particularly in the first half of 2016. This decline was primarily related to higher customer inventories and lower gas prices after persistently mild 2015 weather. This was off-set by an increase in overall tons sold reflecting the improvement in both domestic and international coal demand throughout the second half of 2016.

The PAMC operations priced 5.4 million tons on the export market for the year ended December 31, 2016, compared to 5.5 million tons for the year ended December 31, 2015. All other tons were sold on the domestic market. Changes in the average cost of goods sold per ton were primarily driven by the idling of one longwall at the PAMC complex for approximately 90 days, a reduction of staffing levels and a realignment of employee benefits in the current year. All of the above steps resulted in more consistent operating schedules, reduced labor costs, and improved productivity.

OTHER ANALYSIS

Other includes expenses from various corporate and diversified business activities that are not allocated to PAMC division. The diversified business activities include coal terminal operations, closed and idle mine activities, selling, general and administrative activities, as well as various other non-operated activities, none of which are individually significant to the Company.

Other business activities had a loss before income tax of $66 million for the year ended December 31, 2016, compared to earnings before income tax of $38 million for the year ended December 31, 2015. Variances are discussed below.

	For the Year Ended December 31,
(in millions)	2016	2015	Variance
Other Outside Sales	$31	$31	$—
Miscellaneous Other Income	69	65	4
Gain on Sale of Assets	5	13	(8)

Total Revenue and Other Income	105	109	(4)

Operating and Other Costs	143	33	110
Selling, General, and Administrative Costs	13	15	(2)
Depreciation, Depletion and Amortization	10	18	(8)
Interest Expense	5	5	—

Total Costs and Expenses	171	71	100

Loss Before Income Tax	(66)	38	(104)
Income Tax Expense	15	126	(111)

Net Loss	$(81)	$(88)	$7

Add: Interest Expense	5	5	—
Add: Income Tax Expense	15	126	(111)
Add: Depreciation, Depletion, and Amortization	10	18	(8)

EBITDA*	(51)	61	(112)

Add: Stock Based Compensation	4	3	1
Add: Pension Settlement	22	19	3
Add: Gain on Sale of Non-Core Assets	—	(8)	8
Add: OPEB Plan Changes	—	(115)	115

Adjusted EBITDA*	$(25)	$(40)	$15

*

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and discussion regarding why management views these non-GAAP measures to be useful in reviewing the company’s results of operations, please see “—Non-GAAP Financial Measures.”

Other Outside Sales. Other outside sales consists of sales from CNX Marine Terminal which is located on 200 acres in the Port of Baltimore and provides access to international coal markets. CNX Marine Terminal sales were $31 million for the years ended December 31, 2016 and 2015, respectively.

Miscellaneous Other Income. Miscellaneous other income was $69 million for the year ended December 31, 2016, compared to $65 million for the year ended December 31, 2015. The change is due to the following items:

	For the Year Ended December 31,
(in millions)	2016	2015	Variance
Purchased Coal Sales	$—	$2	$(2)
Rental Income	35	37	(2)
Royalty Income	20	15	5
Right of Way Sales	11	8	3
Other Income	3	3	—

Total Miscellaneous Other Income	$69	$65	$4

Operating and Other Costs. Operating and Other Costs increased $110 million in the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was due to the following:

	For the Year Ended December 31,
(in millions)	2016	2015	Variance
OPEB Plan Changes	$—	$(125)	$125
Coal Reserve Holding Costs	19	8	11
Pension Settlement	22	19	3
Closed and Idle Mines	9	9	—
Purchased Coal	—	1	(1)
UMWA Expenses	9	10	(1)
Workers’ Compensation	6	7	(1)
Lease Rental Expense	30	31	(1)
CNX Marine Terminals	18	20	(2)
UMWA OPEB Expense	43	47	(4)
Pension Expense	(14)	6	(20)
Other	1	—	1

Operating and Other Costs	$143	$33	$110

•

Income of $125 million was the result of modifications made to the OPEB plan in May 2015 for retired employees. No such transactions occurred in the current period. See Note 8—Pension and Other Postretirement Benefits Plans in the Notes to Combined Financial Statements for additional information.

•	Coal Reserve Holding Costs increased $11 million in the period-to-period comparison, primarily as a result of the surrender of various leases in the current period.
•

Pension Settlement expense is required when lump sum distributions made for a given plan year exceed the total of the service and interest costs for that same plan year. Settlement accounting was triggered in both periods.

•	Purchased Coal decreased $1 million due to lower volumes of coal that needed to be purchased to fulfill various contracts.
•	Lease Rental Expense decreased $1 million primarily due to the buyout of certain leased equipment in the current period.
•	Costs associated with the CNX Marine Terminal decreased $2 million due to a reduction in labor costs.
•	UMWA OPEB Expense decreased $4 million primarily due to a decrease in interest costs.
•	Pension Expense decreased $20 million in the period-to-period comparison due to a decrease in actuarially-calculated amortization related to modifications made to the pension plan in May 2015.

Selling, General and Administrative Costs. Selling General and Administrative costs are costs allocated to CoalCo from CONSOL Energy Inc. for shared services. The decrease in costs in the period-to-period comparison is due to a decrease in the amounts allocated by CONSOL Energy.

Interest Expense. Interest expense, net of amounts capitalized, of $5 million for the year ended December 31, 2016 and 2015, is primarily comprised of bond interest related to CNX Marine Terminals.

Income Taxes. The effective income tax rate when excluding noncontrolling interest was 26.0% for the year ended December 31, 2016, compared to 29.0% for the year ended December 31, 2015. The effective rates for the years ended December 31, 2016 and 2015 were calculated using the annual effective rate projections on recurring earnings and include tax liabilities related to certain discrete transactions. The fluctuation in the effective tax rates is primarily attributable to the impact of percentage depletion on the respective period’s pre-tax income. Our effective tax rate for 2016 was also impacted by a settlement of prior IRS and state tax examinations. As part of our IRS examination of the 2010-2013 tax years, the Company was able to claim bonus depreciation deduction, resulting in a net cash refund of $58 million. The bonus depreciation adversely impacted earnings by reducing the Company’s percentage depletion adjustment on our mining operations and reducing our Section 199 manufacturing deductions in the years 2010-2013. This resulted in a net charge to earnings of $14 million.

	For the Year Ended December 31,
(in millions)	2016	2015	Variance	Percent Change
Total Company Earnings Before Income Tax Excluding Noncontrolling Interest	$56	$433	$(377)	(87.1)%
Income Tax Expense	$15	$126	$(111)	(88.1)%
Effective Income Tax Rate	26.0%	29.0%	(3.0)%

Year ended December 31, 2015 compared to the year ended December 31, 2014:

Net Income Attributable to CoalCo Shareholder

CoalCo had net income attributable to CoalCo shareholder of $307 million, for the year ended December 31, 2015, compared to net income attributable to CoalCo shareholder of $291 million, for the year ended December 31, 2014.

CoalCo primarily consists of the PAMC, as well as various corporate and other business activities that are not allocated to PAMC. The other business activities include CNX Marine Terminal operations, closed and idle mine activities, selling, general and administrative activities, income taxes, as well as various other non-operated activities.

PAMC ANALYSIS

The principal activities of the PAMC division are mining, preparation and marketing of thermal coal, sold primarily to power generators. It also includes selling, general and administrative activities, as well as various other activities assigned to the PAMC division.

PAMC had earnings before income tax of $405 million for the year ended December 31, 2015, compared to earnings before income tax of $431 million for the year ended December 31, 2014. Variances are discussed below.

	For the Year Ended December 31,
(in millions)	2015	2014	Difference
Coal Sales	$1,289	$1,617	$(328)
Freight Revenue	20	23	(3)
Miscellaneous Other Income	4	38	(34)
Gain on Sales of Assets	—	1	(1)

Total Revenue and Other Income	1,313	1,679	(366)

Operating Costs and Expenses:
Operating Costs	789	975	(186)
Depreciation, Depletion and Amortization	167	165	2

Total Operating Costs and Expenses	956	1,140	(184)

Other Costs:
Other Costs	(122)	8	(130)
Depreciation, Depletion and Amortization	10	8	2

Total Other	(112)	16	(128)
Selling, General, and Administrative Costs	41	69	(28)
Freight Expense	20	23	(3)
Interest Expense	3	—	3

Total Costs and Expenses	$908	$1,248	$(340)

Earnings Before Income Taxes	$405	$431	$(26)

Add: Interest Expense	3	—	3
Add: Depreciation, Depletion, and Amortization	177	173	4

EBITDA*	585	604	(19)
Add: Stock-Based Compensation	5	17	(12)
Add: Other CNX MLP Transaction Fees	12	—	12
Add: OPEB Plan Changes	(129)	—	(129)

Adjusted EBITDA*	$473	$621	$(148)

*

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and discussion regarding why management views these non-GAAP measures to be useful in reviewing the company’s results of operations, please see “—Non-GAAP Financial Measures.”

Coal Sales. PAMC coal sales were $1,289 million for the year ended December 31, 2015, compared to $1,617 million for the year ended December 31, 2014. The $328 million decrease was attributable to a 3.2 million decrease in company produced tons sold and a $5.52 lower average sales price per ton sold. The lower tons sold and average sales price per PAMC operations ton sold were primarily the result of the continued decline in both the domestic and global thermal coal markets. Due to the weak domestic thermal spot market, 5.5 million tons were sold on the export market for the year ended December 31, 2015, compared to 3.3 million tons for the year ended December 31, 2014.

Freight Revenue and Freight Expense. Freight revenue is the amount billed to customers for transportation costs incurred. This revenue is based on the weight of coal shipped, negotiated freight rates and method of transportation, primarily rail, used by the customers to which the Company contractually provides transportation services. Freight revenue is completely offset in freight expense. Freight revenue and freight expense were both

$20 million for the year ended December 31, 2015, compared to $23 million for the year ended December 31, 2014. The $3 million decrease was due to decreased shipments where transportation services were contractually provided.

Miscellaneous Other Income. Miscellaneous other income was $4 million for the year ended December 31, 2015, compared to $38 million for the year ended December 31, 2014. Approximately $30 million of the decrease related to a coal customer contract buyout in the prior period. The remaining $4 million decrease was the result of various transactions that occurred during both periods, none of which were individually material.

Operating Costs and Expenses. Operating costs and expenses are comprised of costs related to produced tons sold, along with changes in both the volumes and carrying values of coal inventory. Operating costs and expenses include items such as direct operating costs, royalty and production taxes, employee-related expenses and depreciation, depletion, and amortization costs. Total operating costs and expenses for the PAMC division were $956 million for the year ended December 31, 2015, or $184 million lower than the $1,140 million for the year ended December 31, 2014. Total costs per PAMC operations ton sold were $41.78 per ton in the year ended December 31, 2015, compared to $43.63 per ton in the year ended December 31, 2014. The decrease in the cost of coal sold was driven by improved operational efficiencies, better geological conditions, a reduced workforce, a decrease in stream subsidence expense and other ongoing cost reduction efforts. In order to preserve margins, the PAMC moved to a four-day work week in May 2015, compared to a normal five-day per week schedule. The decrease in unit costs was primarily the result of a change in allocation methodology, whereby OPEB plan changes are no longer included in unit costs.

Other Costs. Other costs include items that are assigned to the PAMC division but are not included in unit costs, such as OPEB plan changes, coal reserve holding costs and purchased coal costs. Total other costs and expenses decreased $128 million in the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease was primarily due to income of $129 million related to OPEB plan changes made in May 2015 for retired employees. No such transactions occurred during the year ended December 31, 2014.

Selling, General and Administrative Costs. Upon execution of the CNXC IPO, CNXC entered into a service agreement with ParentCo that required ParentCo to provide certain selling, general and administrative services. These services are paid monthly based on an agreed-upon fixed fee that is reset at least annually.

Interest Expense. Interest expense, net of amounts capitalized, of $3 million for the year ended December 31, 2015 is primarily comprised of interest on the CNXC revolving credit facility that was drawn upon after the CNXC IPO on July 7, 2015.

Sales tons, average sales price and average cost of goods sold per ton for the PAMC operations were as follows:

	For the Year Ended December 31,
	2015	2014	Variance	Percent Change
Tons Sold (in millions)	22.9	26.1	(3.2)	(12.3%)
Average Sales Price Per Ton Sold	$56.36	$61.88	$(5.52)	(8.9%)

Total Operating Costs Per Ton Sold	$34.47	$37.29	$(2.82)	(7.6%)
Total Depreciation, Depletion and Amortization Costs Per Ton Sold	7.31	6.34	0.97	15.3%

Total Costs Per Ton Sold	$41.78	$43.63	$(1.85)	(4.2%)

Average Margin Per Ton Sold	$14.58	$18.25	$(3.67)	(20.1%)

The lower average sales price per ton sold in the 2015 period was primarily the result of the continued decline in both the domestic and global thermal coal markets. Due to the weak domestic thermal spot market in 2014, the PAMC priced 5.5 million tons on the export market for the year ended December 31, 2015, compared to 3.3 million tons for the year ended December 31, 2014. All other tons were sold on the domestic market.

Changes in the average cost of goods sold per ton were primarily driven by improved operational efficiencies, better geological conditions, a reduced workforce, a decrease in stream subsidence expense and other ongoing cost reduction efforts. In order to preserve margins, PAMC operations moved to a four-day work week in May 2015, compared to a normal five-day per week schedule. The decrease in unit costs was primarily the result of Pension and OPEB plan modifications for active employees in September 2014.

OTHER ANALYSIS

Other includes expenses from various corporate and diversified business activities that are not allocated to PAMC division. The diversified business activities include coal terminal operations, closed and idle mine activities, selling, general and administrative activities, as well as various other non-operated activities, none of which are individually significant to the Company.

Other business activities had earnings before income tax of $38 million for the year ended December 31, 2015, compared to a loss before income tax of $19 million for the year ended December 31, 2014. Variances are discussed below.

	For the Year Ended December 31,
(in millions)	2015	2014	Variance
Other Outside Sales	$31	$41	$(10)
Miscellaneous Other Income	65	85	(20)
Gain on Sale of Assets	13	26	(13)

Total Revenue and Other Income	109	152	(43)

Operating and Other Costs	33	127	(94)
Selling, General, and Administrative Costs	15	10	5
Depreciation, Depletion and Amortization	18	34	(16)
Interest Expense	5	—	5

Total Costs and Expenses	71	171	(100)

Earnings/(Loss) Before Income Tax	38	(19)	57
Income Tax Expense	126	121	5

Net Loss	$(88)	$(140)	$52

Add: Interest Expense	5	—	5
Add: Income Tax Expense	126	121	5
Add: Depreciation, Depletion, and Amortization	18	34	(16)

EBITDA*	61	15	46

Add: Stock Based Compensation	3	3	—
Add: Pension Settlement	19	24	(5)
Add: Gain on Sale of Non-Core Assets	(8)	(25)	17
Add: OPEB Plan Changes	(115)	—	(115)

Adjusted EBITDA*	$(40)	$17	$(57)

*

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and discussion regarding why management views these non-GAAP measures to be useful in reviewing the company’s results of operations, please see “—Non-GAAP Financial Measures.”

Other Outside Sales. Other outside sales consists of sales from CNX Marine Terminal which is located on 200 acres in the port of Baltimore and provides access to international coal markets. CNX Marine Terminal sales were $31 million for the year ended December 31, 2015, compared to $41 million for the year ended December 31, 2014. The $10 million decrease in the period-to-period comparison was primarily due to a decrease in through-put volumes and rates in the current period.

Miscellaneous Other Income. Miscellaneous other income was $65 million for the year ended December 31, 2015, compared to $85 million for the year ended December 31, 2014. The change is due to the following items:

	For the Year Ended December 31,
(in millions)	2015	2014	Variance
Purchased Coal Sales	$2	$9	$(7)
Rental Income	37	44	(7)
Right of Way Sales	8	7	1
Royalty Income	15	20	(5)
Other Income	3	5	(2)

Total Miscellaneous Other Income	$65	$85	$(20)

Operating and Other Costs. Operating and other costs decreased $94 million in the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease was due to the following:

	For the Year Ended December 31,
(in millions)	2015	2014	Variance
OPEB Plan Changes	$(125)	$(36)	$(89)
Purchased Coal	1	14	(13)
Closed and Idle Mines	9	20	(11)
Pension Settlement	19	29	(10)
CNX Marine Terminals	20	26	(6)
Coal Reserve Holding Costs	8	11	(3)
Lease Rental Expense	31	33	(2)
UMWA Expenses	10	10	—
Workers’ Compensation	7	4	3
OPEB Expense	47	15	32
Pension Expense	6	1	5

Operating and Other Costs	$33	$127	$(94)

•

Income of $125 million was the result of modifications made to the OPEB plan in May 2015 for retired employees. Income of $36 million was the result of changes made to the OPEB plan during the year ended December 31, 2014. See Note 8—Pension and Other Postretirement Benefits Plans in the Notes to Combined Financial Statements for additional information.

•	Purchased Coal costs decreased $13 million due to lower volumes of coal that needed to be purchased to fulfill various contracts.
•

Closed and Idle Mines decreased $11 million, primarily due to a $7 million decrease in property taxes and a $5 million decrease in permitting and compliance costs. The remaining change was due to various transactions that occurred throughout both periods, none of which were individually material.

•

Pension Settlement expense is required when lump sum distributions made for a given plan year exceed the total of the service and interest costs for that same plan year. Settlement accounting was triggered in both periods.

•	Costs associated with the CNX Marine Terminal decreased $6 million due to a reduction in labor costs.
•	Lease Rental Expense decreased $2 million primarily due to the buyout of certain leased equipment in the current period.

•	Workers’ Compensation increased $3 million primarily due to a change in the allocation methodology in the current period.
•	OPEB Expense increased $32 million primarily due to a change in the allocation methodology in 2015.
•

Pension Expense increased $5 million in the period-to-period comparison primarily due to a change in the allocation methodology in 2015, offset in part, by modifications made to the Pension plan in September 2014.

Selling, General and Administrative Costs. Selling, General and Administrative costs are costs allocated to CoalCo from ParentCo for shared services. The increase in costs in the period-to-period comparison is due to an increase in the amounts allocated by ParentCo.

Interest Expense. Interest expense, net of amounts capitalized, of $5 million for the year ended December 31, 2015, is primarily comprised of bond interest related to CNX Marine Terminals.

Income Taxes. The effective income tax rate when excluding noncontrolling interest was 29.0% for the year ended December 31, 2015, compared to 29.6% for the year ended December 31, 2014. The effective rates for the years ended December 31, 2015 and 2014 were calculated using the annual effective rate projections on recurring earnings and include tax liabilities related to certain discrete transactions.

	For the Year Ended December 31,
(in millions)	2015	2014	Variance	Percent Change
Total Company Earnings Before Income Tax Excluding Noncontrolling Interest	$433	$412	$21	5.1%
Income Tax Expense	$126	$121	$5	4.1%
Effective Income Tax Rate	29.0%	29.6%	(0.6)%

Non-GAAP Financial Measures

EBITDA is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization. Adjusted EBITDA is defined as EBITDA after adjusting for the discrete items listed below. Although EBITDA and Adjusted EBITDA are not measures of performance calculated in accordance with GAAP, management believes that they are useful to an investor in evaluating CONSOL Energy because they are widely used to evaluate a company’s operating performance. CoalCo excludes stock-based compensation from Adjusted EBITDA because it does not believe it accurately reflects the actual operating expense incurred during the relevant period and may vary widely from period to period irrespective of operating results. Readers should not view these metrics as a substitute for measures of performance that are calculated in accordance with generally accepted accounting principles. In addition, because all companies do not calculate EBITDA or Adjusted EBITDA uniformly, the presentation here may not be comparable to similarly titled measures of other companies.

Reconciliation of non-GAAP financial measures

EBIT, EBITDA and Adjusted EBITDA

The following tables present a reconciliation of non-GAAP financial measures, EBIT, EBITDA and Adjusted EBITDA, which we use in the analysis of our business.

	For the Six Months Ended June 30, 2017			For the Six Months Ended June 30, 2016
(in millions)	PAMC Division	Other Division	Combined	PAMC Division	Other Division	Combined
Net Income (Loss)	$111	$(12)	$99	$46	$(23)	$23
Add: Income Tax Expense	—	19	19	—	—	—

Earnings (Loss) Before Income Taxes	111	7	118	46	(23)	23
Add: Interest Expense	4	4	8	4	2	6
Add: Depreciation, Depletion, and Amortization	84	(6)	78	83	(5)	78

EBITDA*	199	5	204	133	(26)	107
Add: Stock-Based Compensation	8	1	9	3	2	5
Add: Pension Settlement	—	—	—	—	14	14

Adjusted EBITDA*	$207	$6	$213	$136	$(10)	$126

	For the Year Ended December 31, 2016			For the Year Ended December 31, 2015			For the Year Ended December 31, 2014
(in millions)	PAMC Division	Other Division	Combined	PAMC Division	Other Division	Combined	PAMC Division	Other Division	Combined
Net Income (Loss)	$131	$(81)	$50	$405	$(88)	$317	$431	$(140)	$291
Add: Income Tax Expense	—	15	15	—	126	126	—	121	121

Earnings (Loss) Before Income Taxes	131	(66)	65	405	38	443	431	(19)	412

Add: Interest Expense	9	5	14	3	5	8	—	—	—
Add: Depreciation, Depletion, and Amortization	168	10	178	177	18	195	173	34	207

EBITDA*	308	(51)	257	585	61	646	604	15	619
Add: Stock-Based Compensation	8	4	12	5	3	8	17	3	20
Add: Pension Settlemnet	—	22	22	—	19	19	—	24	24
Add: Gain on Sale of Non-Core Assets	—	—	—	—	(8)	(8)	—	(25)	(25)
Add: OPEB Plan Changes	—	—	—	(129)	(115)	(244)	—	—	—
Add: Other CNXC MLP Transactions Fees	—	—	—	12	—	12	—	—	—

Adjusted EBITDA*	$316	$(25)	$291	$473	$(40)	$433	$621	$17	$638

CoalCo management believes that these non-GAAP financial measures provide meaningful supplemental information that enhances management’s, investors’ and prospective lenders’ ability to evaluate the Company’s operating results and ability to repay its obligations. However, these non-GAAP financial measures are not intended to be used in isolation and should not be considered a substitute for any other performance measure determined in accordance with GAAP. Readers are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool, including that other companies may calculate similar non-GAAP financial measures differently than as defined in these materials, limiting their usefulness as a comparative tool. CoalCo compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures. CoalCo further compensates for the limitations of its use of non-GAAP financial measures by presenting comparable GAAP measures. Readers are encouraged to review the reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures contained herein.

Critical Accounting Policies

The preparation of the Combined Financial Statements of CoalCo in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions that affect reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities in the Consolidated Financial Statements and at the date of the financial statements. See Note 2 - Significant Accounting Policies in the Notes to the Audited Combined Financial Statements in this information statement for further discussion. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates on an on-going basis. Actual results could differ from those estimates upon subsequent resolution of identified matters. Management believes that the estimates utilized are reasonable. The following critical accounting policies are materially impacted by judgments, assumptions and estimates used in the preparation of the Consolidated Financial Statements.

Other Post-Employment Benefits (OPEB), Salaried Pensions, Workers’ Compensation and Coal Workers’ Pneumoconiosis (CWP). Liabilities and expenses for OPEB, pension, workers’ compensation and CWP are determined using actuarial methodologies and incorporate significant assumptions, including the interest rate used to discount the future estimated liability, the expected long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, health care cost trend rates, retirement age, and mortality).

The interest rate used to discount future estimated liabilities is determined using a Company-specific yield curve model (above-mean) developed with the assistance of an external actuary. The Company-specific yield curve uses a subset of the expanded bond universe to determine the Company-specific discount rate. Bonds used in the yield curve are rated AA by Moody’s or Standard & Poor’s as of the measurement date. The yield curve model parallels the plans’ projected cash flows.

The assumed rate of return on plan assets can also impact CoalCo’s pension liability. The market related asset value is derived by taking the cost value of assets as of December 31, 2016 and multiplying it by the average 36-month ratio of the market value of assets to the cost value of assets. CoalCo’s pension plan weighted average asset allocations at December 31, 2016 consisted of 51% equity securities and 49% debt securities.

The estimated liabilities recognized at December 31, 2016 and the benefit payments made for the year ended December 31, 2016 were as follows (Dollars in Thousands):

Plan	Estimated Liability as of December 31, 2016	Benefit Payments for the year ended December 31, 2016
OPEB	$700,085	$45,387
Pension	$102,743	$35,709
Workers’ Compensation	$78,099	$16,688
CWP	$118,836	$10,191

Mine Closure Obligations. The Surface Mining Control and Reclamation Act established operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. CoalCo accrues for the costs of current coal mine disturbance and final coal mine and gas well closure, including the cost of treating mine water discharge where necessary. Estimates of our total mine-closing and gas well closing liabilities, which are based upon permit requirements and CoalCo engineering expertise related to these requirements, including the current portion, were approximately $257 million at June 30, 2017. This liability is reviewed annually, or when events and circumstances indicate an adjustment is necessary, by CoalCo management and engineers. The estimated liability can significantly change if actual costs vary from assumptions or if governmental regulations change significantly.

Accounting for Asset Retirement Obligations requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. Asset retirement obligations primarily relate to the closure of mines and gas wells and the reclamation of land upon exhaustion of coal and gas reserves. Changes in the variables used to calculate the liabilities can have a significant effect on the mine closing and gas well closing liabilities. The amounts of assets and liabilities recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proved reserves, assumptions involving profit margins, inflation rates and the assumed credit-adjusted risk-free interest rate.

Accounting for Asset Retirement Obligations also requires depreciation of the capitalized asset retirement cost and accretion of the asset retirement obligation over time. The depreciation will generally be determined on a units-of-production basis, whereas the accretion to be recognized will escalate over the life of the producing assets, typically as production declines.

Income Taxes. CoalCo’s operations have historically been included in the income tax filings of CONSOL Energy. The provision for income taxes in the CoalCo’s combined statement of income is based on a separate return methodology using the asset and liability approach of accounting for income taxes. Deferred tax assets and liabilities are recognized using enacted tax rates for the estimated future tax effects of temporary differences between the book and tax basis of recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. All available evidence, both positive and negative, must be considered in determining the need for a valuation allowance.

CoalCo evaluates all tax positions taken on the state and federal tax filings to determine if the position is more likely than not to be sustained upon examination. For positions that meet the more likely than not to be sustained criteria, an evaluation to determine the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement is determined. A previously recognized tax position is reversed when it is subsequently determined that a tax position no longer meets the more likely than not threshold to be sustained. The evaluation of the sustainability of a tax position and the probable amount that is more likely than not is based on judgment, historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of these estimates, that are not readily apparent from other sources, form the basis for recognizing an uncertain tax liability. Actual results could differ from those estimates upon subsequent resolution of identified matters.

Stock-Based Compensation. As of December 31, 2016, ParentCo has issued four types of share-based payment awards in which CoalCo employees may participate: options, restricted stock units, performance stock options, and performance share units.

The fair value of each restricted stock unit awarded is equivalent to the closing market price of a share of the ParentCo’s stock on the date of the grant. The fair value of each performance share unit is determined by a Monte Carlo simulation method. The fair value of each option is determined using the Black-Scholes option pricing model. All outstanding performance stock options are fully vested.

Contingencies. CoalCo is currently involved in certain legal proceedings. We have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with legal counsel involved in the defense of these matters and is based upon the nature of the lawsuit, progress of the case in court, view of legal counsel, prior experience in similar matters, and management’s intended response. Future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions or the outcome of these proceedings. Legal fees associated with defending these various lawsuits and claims are expensed when incurred. See Note 11—Commitments and Contingencies in the Notes to the Audited Combined Financial Statements in this information statement for more information.

Coal Reserves. There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff. Our coal reserves are periodically reviewed by an independent third party consultant. Some of the factors and assumptions which impact economically recoverable reserve estimates include:

•	geological conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	assumptions governing future prices; and

•	future operating costs.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of gas and coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and these variances may be material. See “Risk Factors” for a discussion of the uncertainties in estimating our reserves.

Impairment of Long-lived Assets. Impairment of long-lived assets is recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying value. The carrying value of the assets is then reduced to its estimated fair value which is usually measured based on an estimate of future discounted cash flows. There were no impairment losses recognized during the years ended December 31, 2016, 2015 and 2014.

Liquidity and Capital Resources

Historically, ParentCo has provided capital, cash management and other treasury services to CoalCo. ParentCo will continue to provide these services to CoalCo until the separation is consummated. Only cash amounts specifically attributable to CoalCo are reflected in the Combined Financial Statements of CoalCo. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of Net Change in Parent Advancement in the Combined Financial Statements of CoalCo.

CoalCo’s primary future cash needs will be centered on operating activities, including working capital, as well as recurring and strategic capital expenditures. Following the separation, CoalCo’s capital structure and sources of liquidity will change significantly from its historical capital structure. CoalCo will no longer participate in capital management with ParentCo, rather CoalCo’s ability to fund its cash needs will depend on its ongoing ability to generate and raise cash in the future. Although we believe that our future cash from operations, together with our access to capital markets, will provide adequate resources to fund our operating and investing needs, our access to, and the availability of, financing on acceptable terms in the future will be affected by many factors, including: (i) our credit rating; (ii) the liquidity of the overall capital markets; and (iii) the current state of the economy and economic conditions in the coal industries, and other financial and business factors, some of which are beyond CoalCo’s control. There can be no assurances that we will continue to have access to capital markets on terms acceptable to us. See “Risk Factors” for a further discussion.

CoalCo owns 75% of the PAMC and CNXC owns the remaining 25%. CoalCo has a 61.5% economic ownership interest in CNXC through our various holdings of the general partner and limited partner interests of CNXC.

During the twelve months ended June 30, 2017, CNXC’s share of our pro forma Adjusted EBITDA, net of the cash distributions CoalCo received from CNXC, was $61.5 million. Additionally, CoalCo has certain liabilities attributable to OPEB, Salaried Pensions, Workers’ Compensation and Coal Workers’ Pneumoconiosis. The impacts from these liabilities on the income statement can differ from the amount of cash CoalCo expends to pay the actual periodic costs of such liabilities. For the twelve months ended June 30, 2017, our cash costs exceeded the income statement expenses for these items by $21.3 million.

Cash Flows (in millions)

	For the Six Months Ended June 30,
	2017	2016	Change
Cash Provided by Operating Activities	$104	$95	$9
Cash Used in Investing Activities	$(6)	$(23)	$17
Cash Used in Financing Activities	$(104)	$(70)	$(34)

Cash provided by operating activities increased $9 million in the six months ended June 30, 2017 compared to six months ended June 30, 2016 primarily due to a $76 million increase in net income, offset by changes in various operating assets and liabilities that occurred throughout both periods, none of which were individually material.

Cash used in investing activities decreased $17 million in the period-to-period comparison due to a $4 million decrease in capital expenditures primarily related to a decrease in building and infrastructure expenditures and equipment purchases and a $13 million increase in proceeds from asset sales related to the sale of surface rights.

Cash used in financing activities increased $34 million, primarily due to a $24 million difference in the revolving credit facility activity in the period-to-period comparison, which was comprised of $13 million in borrowing during the six months ended June 30, 2016 versus $11 million of payments during the six months ended June 30, 2017. The remaining variance is primarily due to an $8 million change in Net Parent Distributions.

Cash Flows (in millions)

	For the Years Ended December 31,
	2016	2015	Change
Cash Provided By Operating Activities	$329	$292	$37
Cash Used In Investing Activities	$(46)	$(130)	$84
Cash Used In Financing Activities	$(277)	$(155)	$(122)

Cash provided by operating activities increased $37 million in the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily due to a $50 million increase in other assets. The change in other assets primarily related to cash payments for stream mitigation credits in the year ended December 31, 2015. No such transaction occurred in the year ended December 31, 2016. The remaining decrease was due to changes in various operating assets and liabilities that occurred throughout both periods, none of which were individually material.

Cash used in investing activities decreased $84 million in the period-to-period comparison primarily due to a $37 million decrease in equipment purchases and rebuilds, a $25 million decrease in preparation plant expenditures and a $25 million decrease in land project expenditures. The remaining variance is due to various other items that occurred throughout both periods none of which were individually material.

Cash used in financing activities increased $122 million in the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to the 2015 IPO, which resulted in net proceeds from the issuance of common units of $148 million plus $185 million of borrowings on the CNXC Revolver, along with $16 million in debt issuance and financing fees. The decreases were offset by $16 million in borrowing in 2016 on the CNXC Revolver. The remaining variance is primarily due to changes in Net Parent Distributions.

Contractual Obligations and Off-Balance Sheet Arrangements

Following the separation, CoalCo’s capital structure and sources of liquidity will differ from our condensed historical capital structure. Please refer to the “The Separation and Distribution,” “Capitalization” and “Unaudited Pro Forma Combined Condensed Financial Statements” sections included elsewhere in this information statement for additional information regarding the capital structure of CoalCo following the distribution. Following the separation, CoalCo will no longer participate in cash management and intercompany funding arrangements with ParentCo. Our ability to fund our operating and capital needs will depend on our ability to generate cash from operations and access capital markets. The following table and discussion summarize our contractual obligations as of December 31, 2016, that may have an impact on liquidity and cash flows in future periods.

Contractual Obligations. CoalCo is required to make future payments under various contracts. CoalCo also has commitments to fund its pension plans, provide payments for other postretirement benefit plans, and fund capital projects. The following is a summary of our significant contractual obligations at December 31, 2016 (in thousands):

	Payments due by Year Ending December 31
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Purchase Order Firm Commitments	$1,719	$—	$—	$—	$1,719
Long-Term Debt	373	607	201,520	104,043	306,543
Interest on Long-term Debt	13,975	28,021	16,014	24,838	82,848
Capital (Finance) Lease Obligations	3,703	6,378	5,434	—	15,515
Interest on Capital (Finance) Lease Obligations	789	1,045	291	—	2,125
Operating Lease Obligations	93,818	86,214	41,332	20,696	242,060
Long-Term Liabilities—Employee Related (a)	67,059	132,238	129,300	585,844	914,441
Other Long-Term Liabilities (b)	188,237	53,146	45,743	165,295	452,421

Total Contractual Obligations (c)	$369,673	$307,649	$439,634	$900,716	$2,017,672

(a)

Employee related long-term liabilities include other post-employment benefits, work-related injuries and illnesses. Estimated salaried retirement contributions required to meet minimum funding standards under ERISA are excluded from the pay-out table due to the uncertainty regarding amounts to be contributed. CoalCo does not expect to contribute to the pension in 2017.

(b)	Other long-term liabilities include mine reclamation and closure and other long-term liability costs.
(c)	The significant obligation table does not include obligations to taxing authorities due to the uncertainty surrounding the ultimate settlement of amounts and timing of these obligations.

Debt. Subject to market conditions and other factors, prior to or concurrent with the separation, CoalCo intends to secure new borrowings from third-party financing sources, a portion of which is anticipated to be distributed to GasCo. In addition, CoalCo intends to retain those 5.75% MEDCO Revenue Bonds due September 2025, for which the principal amount as of June 30, 2017 was $103 million, and for which GasCo will remain as a guarantor with CoalCo providing indemnification with respect to such guarantee.

Total Equity. CoalCo had total equity of $826,297 thousand at June 30, 2017 compared to $800,124 thousand at December 31, 2016 and $1,061,839 thousand at December 31, 2015. See the Consolidated Statements of Stockholders’ Equity in this information for additional details.

On July 27, 2017, the Board of Directors of CNXC declared a cash distribution to the Partnership’s unitholders for the second quarter of 2017 of $0.5125 per common and subordinated units and $0.4678 per Class A Preferred Unit. The cash distribution was paid on August 15, 2017 to the unitholders of record at the close of business on August 7, 2017.

Off-Balance Sheet Transactions. CoalCo does not maintain off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on CoalCo’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources which are not disclosed in the Notes to the Audited Combined Financial Statements. CoalCo participates in the United Mine Workers of America (the “UMWA”) Combined Benefit Fund and the UMWA 1992 Benefit Plan which generally accepted accounting principles recognize on a pay as you go basis. These benefit arrangements may result in additional liabilities that are not recognized on the balance sheet at December 31, 2016. The various multi-employer benefit plans are discussed in Note 10—Other Benefit Plans in the Notes to the Audited Combined Financial Statements in this information statement. CoalCo also uses a combination of surety bonds, corporate guarantees and letters of credit to secure our financial obligations for employee-related, environmental, performance and various other items which are not reflected on the balance sheet at December 31, 2016. Management believes these items will expire without being funded. See Note 11 - Commitments and Contingencies in the Notes to the Audited Combined Financial Statements included in this information statement for additional details of the various financial guarantees that have been issued by CoalCo.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (the “FASB”) issued Update 2017-01 - Business Combinations (Topic 805). This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new guidance is not expected to have a material impact on CoalCo’s financial statements.

In December 2016, the FASB issued Update 2016-19 - Technical Corrections and Improvements, which covers a wide range of Topics in the Accounting Standards Codification (ASC). The amendments in this Update represent changes to clarify, correct errors, or make minor improvements to the ASC, making it easier to understand and apply by eliminating inconsistencies and providing clarifications. The amendments generally fall into one of the following categories: amendments related to differences between original guidance and the ASC, guidance clarification and reference corrections, simplification, or minor improvements. Most of the amendments in this Update do not require transition guidance and are effective upon issuance of this Update.

In October 2016, the FASB issued Update 2016-17 - Consolidation (Topic 810): Interests Held through Related Parties that are Under Common Control, which amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The Update requires the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include its indirect variable interests in a VIE held through related parties that are under common control on a proportionate basis as opposed to in their entirety. The amendments in this Update will be applied retrospectively and are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new guidance did not have a material impact on CoalCo’s financial statements.

In August 2016, the FASB issued Update 2016-15 - Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments relate to debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, and beneficial interests in securitization transactions. The Update also states that, in the absence of specific guidance for cash receipts and payments that have aspects of more than one class of cash flows, an entity should classify each separately identifiable source or use within the cash receipts and payments on the basis of their nature in financing, investing, or operating activities. In situations in which cash receipts or payments cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. The amendments in the Update will be applied using a retrospective transition method to each period presented and, for public entities, are effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Management is currently evaluating the impact this guidance may have on CoalCo’s financial statements.

In June 2016, the FASB issued Update 2016-13 - Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this, the amendments in this Update replace the incurred loss impairment methodology in current Generally Accepted Accounting Principles (GAAP) with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The measurement of expected credit losses will be based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The amendments in this Update will be applied using a modified-retrospective approach and, for public entities, are effective for fiscal years beginning after December 15, 2019 and interim periods within those annual periods. Early adoption is permitted for fiscal years beginning after December 15, 2018 and interim periods within those annual periods. Management believes this guidance will not have a material impact on CoalCo’s financial statements.

In May 2014, the FASB issued Update 2014-09 - Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605 - Revenue Recognition and most industry-specific guidance throughout the Industry Topics of the Codification. The objective of the amendments in this Update is to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards (IFRS). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and should disclose sufficient information, both qualitative and quantitative, to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The following updates to Topic 606 were made during 2016:

•

In March 2016, the FASB issued Update 2016-08 - Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how an entity determines whether it is a principal or an agent for goods or services promised to a customer as well as the nature of the goods or services promised to their customers.

•

In April 2016, the FASB issued Update 2016-10 - Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, which seeks to address implementation issues in the areas of identifying performance obligations and licensing.

•

In May 2016, the FASB issued Update 2016-12 - Revenue from Contracts with Customers: Narrow Scope Improvements and Practical Expedients, which seeks to address implementation issues in the areas of collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition.

•

In December 2016, the FASB issued Update 2016-20 - Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes amendments related to loan guarantee fees, contract costs, provisions for losses on construction and production-type contracts, scope, disclosures, contract modification, contract asset versus receivable, refund liability and advertising costs.

The new standards are effective for annual reporting periods beginning after December 15, 2017, with the option to adopt as early as annual reporting periods beginning after December 15, 2016. Management continues to evaluate the impacts that these standards will have on CoalCo’s financial statements, specifically as it relates to contracts that contain positive electric power price related adjustments. CoalCo anticipates using the modified retrospective approach at adoption as it relates to ASU 2014-09.

In March 2016, the FASB issued Update 2016-09 - Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Specifically, this Update states that: all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement; excess tax benefits should be classified along with other income tax cash flows as an operating activity; an entity can make an accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions; and cash paid by an employer when directly withholding shares for tax-withholding purposes should be classified as a financing activity. For public entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The adoption of this new guidance did not have a material impact on CoalCo’s financial statements.

In February 2016, the FASB issued Update 2016-02 - Leases (Topic 842), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Update 2016-02 does retain a distinction between finance leases and operating leases, which is substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance.

Retaining this distinction allows the recognition, measurement and presentation of expenses and cash flows arising from a lease to not significantly change from previous GAAP. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities, but to recognize lease expense on a straight-line basis over the lease term. For both financing and operating leases, the right-to-use asset and lease liability will be initially measured at the present value of the lease payments in the statement of financial position. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Management is currently evaluating the impact this guidance may have on CoalCo’s financial statements.

Market Risks

In addition to the risks inherent in operations, CoalCo is exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding CoalCo’s exposure to the risks of changing commodity prices and foreign exchange rates. CoalCo is exposed to market price risk in the normal course of selling coal. CoalCo sells coal in the spot market and under both short-term and multi-year contracts that may contain base prices subject to pre-established price adjustments that reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which CoalCo’s customers operate, as adjusted for any factors set forth in the applicable contract.

CoalCo has established risk management policies and procedures to strengthen the internal control environment of the marketing of commodities produced from its asset base. CoalCo’s market risk strategy incorporates fundamental risk management tools to assess market price risk and establish a framework in which management can maintain a portfolio of transactions within pre-defined risk parameters.

Almost all of CoalCo’s transactions are denominated in U.S. dollars, and, as a result, it does not have material exposure to currency exchange-rate risks. However, because coal is sold internationally in U.S. dollars, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide CoalCo’s foreign competitors with a competitive advantage. If CoalCo’s competitors’ currencies decline against the U.S. dollar or against CoalCo’s foreign customers’ local currencies, those competitors may be able to offer lower prices for coal to CoalCo’s customers. Furthermore, if the currencies of CoalCo’s overseas customers were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal CoalCo sells to them. Consequently, currency fluctuations could adversely affect the competitiveness of CoalCo’s coal in international markets.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information regarding individuals who are serving as our executive officers and are expected to continue to serve following the distribution and is followed by biographical information. All CoalCo executive officers are currently employees of ParentCo or its wholly-owned subsidiary Consol Pennsylvania Coal Company LLC (CPCC), and some also serve as executive officers of ParentCo or CNXC. After the separation and distribution, the individuals will no longer be employed by ParentCo, but will continue to serve in their roles with the CNXC GP to the extent applicable.

Name	Age	Position
James A. Brock	61	Chief Executive Officer
David M. Khani	53	Executive Vice President and Chief Financial Officer
Katharine Fredriksen	52	President
Kurt Salvatori	47	Chief Administrative Officer
James McCaffrey	60	Senior Vice President- Coal Marketing
Martha A. Wiegand	46	General Counsel and Secretary

James A. Brock, Chief Executive Officer of CONSOL Mining. Mr. Brock has served as Chief Operating Officer-Coal of ParentCo since December 10, 2010, and as Chief Executive Officer and a director of the CNXC GP since March 16, 2015. He served as Senior Vice President-Northern Appalachia-West Virginia Operations of ParentCo from 2007 to 2010. From 2006 to 2007, Mr. Brock served as Vice President-Operations of ParentCo. Mr. Brock began his career with ParentCo in 1979 at the Matthews Mine and since then has served at various locations in many positions including Section Foreman, Mine Longwall Coordinator, General Mine Foreman and Superintendent. With a career in coal spanning five decades, we believe Mr. Brock’s extensive knowledge of our industry and our operations gained during his years of service with ParentCo in positions of increasing responsibility in its coal operations will provide our board of directors with valuable experience.

David M. Khani, Executive Vice President and Chief Financial Officer of CONSOL Mining. Mr. Khani served the same role at ParentCo from March 1, 2013 to August 2, 2017. Mr. Khani joined ParentCo in 2011 as Vice President of Finance, where he played a key role in the growth of ParentCo’s E&P business, and has been deeply involved in the separation of the Coal Business. Prior to joining ParentCo, Mr. Khani was with FBR Capital Markets & Co., an investment banking and advisory firm, and held the following positions: Director of Research from February 2007 through October 2010, and then Co-Director of Research from November 2010 through August 2011. Mr. Khani also serves as Chief Financial Officer and a Board Member of CNXC and CONE Midstream Partners LP.

Katharine Fredriksen, President of CONSOL Mining. Ms. Fredriksen has served as Senior Vice President for Diversified Business Units and Environmental Affairs at ParentCo since June 20, 2016, where she is responsible for the management of ParentCo’s health, safety and environmental matters, including management of ParentCo’s environmental legacy coal liabilities. She is also responsible for overseeing operation of the Baltimore Marine Terminal. For a portion of 2016, she was responsible for Central Appalachia mining operations. Prior to that time, Ms. Fredriksen served as Senior Vice President of Health, Safety and Environmental from August 2015 to June 2016, and Senior Vice President of Environmental Strategy and Regulatory Affairs from January 2011 to August 2015. Previously, Ms. Fredriksen served in the George W. Bush administration as Assistant Secretary and Principal Deputy Assistant Secretary for the Office of Policy and International Affairs at the U.S. Department of Energy.

James McCaffrey, Senior Vice President- Coal Marketing of CONSOL Mining. Mr. McCaffrey has served as Senior Vice President- Sales of CPCC since June 2016. From January 2013 to current time, Mr. McCaffrey has served as Senior Vice President- Energy Marketing for CPCC, and from April 2002 to June 2016, Mr. McCaffrey served as Senior Vice President of Sales, Vice President of Materials & Supply Chain Management and Senior Vice President- CNX Land Resources for ParentCo. Mr. McCaffrey started his career as a coal miner with ParentCo in 1976, and joined ParentCo’s management team as Vice President and General Manager of Consolidation Coal Mining Operations in March 2002.

Kurt Salvatori, Chief Administrative Officer of CONSOL Mining. Mr. Salvatori has served as Vice President- Administration of CPCC since January 1, 2017. Previously Mr. Salvatori served as Vice President Shared Services for ParentCo from 2016 to January 2017, and prior to that as Vice President Human Resources from September 2011 to June 2016. Mr. Salvatori joined CONSOL Energy in April 1992 and held numerous positions at CONSOL Energy and CNX Gas Corporation, including Director of Human Resources from April 2006 to September 2011, Manager of Human Resources from January 2005 to April 2006, and Supervisor of Retirement and Investment Plans from April 2002 to January 2005.

Martha A. Wiegand, General Counsel and Secretary of CONSOL Mining. Ms. Wiegand has served as General Counsel and Secretary of the CNXC GP since March 16, 2015. Ms. Wiegand joined ParentCo’s Legal Department in December 2008 as Senior Counsel and was promoted to Associate General Counsel of ParentCo effective in 2012, where she was responsible for a variety of legal matters, including coal and natural gas marketing and transportation, labor and employment, financing arrangements and certain corporate transactions. Prior to joining ParentCo, Ms. Wiegand worked for approximately 10 years for several large Pittsburgh-based law firms, where she handled financing and corporate transactions for clients in the banking and energy industries, among others. She is licensed to practice law in Pennsylvania and New Jersey and a member of the American Bar Association, the Pennsylvania Bar Association and the Energy & Mineral Law Foundation.

BOARD OF DIRECTORS FOLLOWING THE SEPARATION

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, following the separation, our Board of Directors will initially be divided into three classes, with each director serving for a term ending at the election of directors at the third annual meeting of stockholders at which the director was elected, subject to the provisions described in the remainder of this paragraph. The two directors designated as Class I directors will have initial terms expiring at the first annual meeting of stockholders following the separation, expected to be held in 2018. Directors up for reelection at this annual meeting will be elected to a new three year term expiring in 2021. The two directors designated as Class II directors will have initial terms expiring at the second annual meeting of stockholders following the separation, expected to be held in 2019. Directors up for reelection at this annual meeting will be elected to a new three year term expiring in 2022. The two directors designated as Class III directors will have initial terms expiring at the third annual meeting of stockholders following the separation, expected to be held in 2020. Each director whose term expires at the 2020 annual meeting of stockholders or any annual meeting thereafter (and any other individual who is nominated for election at any such meeting) will be elected for a term expiring the next annual meeting of stockholders.

The following table sets forth those individuals expected to serve on CoalCo’s Board of Directors following completion of the separation. Biographical information is provided for each director (other than Mr. Brock, whose biographical information is set forth above under “Management”). All of the individuals listed below, other than Mr. Brock, our Chief Executive Officer, currently serve as directors of ParentCo and are expected to continue to do so until the separation, at which time they will resign from the board of directors of ParentCo. As described in “Description of CoalCo Capital Stock” our Board will initially be divided into three classes. Disclosure will be provided on a Form 8-K prior to the closing of the distribution regarding the specific classes into which each director will be placed, once such determination has been made.

	Age	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Health, Safety and Environmental Committee
James A. Brock	61				X
Alvin R. Carpenter	75		X		C
John T. Mills	69	C	X		X
Joseph P. Platt	69		C	X	X
William P. Powell (Chair)	61	X		X	X
Edwin S. Roberson	72	X		C	X

C = Chair

Alvin R. Carpenter. Mr. Carpenter has served as a member of the ParentCo Board of Directors since June 2013, and currently serves as a member Compensation Committee, Finance and Investment (F&I) Committee and the Health, Safety and Environmental (HS&E) Committee. He retired from CSX Corporation (CSX), a railroad company, in February 2001, where he had served as vice chairman from July 1999 until his retirement. From 1962 until February 2001, he held various positions with CSX, including President and Chief Executive Officer of CSX Transportation, Inc. from 1992 to 1999 and Executive Vice President-Sales and Marketing of CSX Transportation, Inc. from 1989 to 1992. Mr. Carpenter served as a director of Stein Mart, Inc., a retail company, from 1996 to 2015, where he served as chairman of its compensation committee and as a member of the corporate governance committee. Mr. Carpenter served as a director of Regency Centers Corporation, an owner and developer of dominant, grocery-anchored retail centers, from 1993 until 2016, where he served as a member of its audit, compensation and nominating and corporate governance committees. He served as a director of Lender Processing Services, Inc. from 2009 until it was sold to Fidelity National Financial, Inc. in January 2014, where he had served as its lead director, chairman of the corporate governance and nominating committee and as a member of the compensation committee. Additionally, he previously served on the boards of PSS World Medical, Inc., Barnett Bank, Inc., Nations Bank, American Heritage Life Insurance Company, Blue Cross & Blue Shield of Florida, One Valley Bancorp of West Virginia and Florida Rock Industries, Inc. He also chaired Governor Jeb Bush’s Commission on Workers’ Compensation Reform and served on Governor Bush’s Advisory Council on Base Realignment and Closure. Mr. Carpenter will bring over 50 years of business experience to our Board, including 40 years of experience in the railroad industry where he has served in a wide variety of operating, planning and sales and marketing positions. In addition to the business expertise he developed while employed in the railroad industry, Mr. Carpenter has developed significant expertise in the areas of corporate governance, compensation and audit matters through his service on various public company boards.

John T. Mills. Mr. Mills has served on the ParentCo Board of Directors since March 2006, and currently serves as Chair of its Audit Committee and as a member of its Compensation Committee and HS&E Committee. From December 2007 until August 2015, he served on the board of directors of Cal Dive International Inc., a marine contractor providing manned diving, derrick, pipelay and pipe burial services to the offshore oil and natural gas industry, where he served as lead independent director, and as a member of the audit, compensation, and corporate governance and nominating committees. From January 2008 through June 2010, Mr. Mills was a member of the board of directors and audit, conflicts and risk management committees of Regency GP, LLC, the general partner of Regency GP, LP, the general partner of Regency Energy Partners LP, a natural gas gathering, processing and transportation master limited partnership. Mr. Mills joined the board of directors of Horizon Offshore, Inc., a marine construction company, in June 2002 and served as the chairman of the board of directors from September 2004 until December 2007, when Horizon Offshore, Inc. was acquired by Cal Dive International, Inc. Mr. Mills was the Chief Financial Officer of Marathon Oil Corporation, an integrated energy company, from January 2002 until his retirement in December 2003. In 2011, Mr. Mills attended the Harvard Business School program “Making Corporate Boards More Effective.” As a licensed attorney with over 40 years of business experience, including 16 years as an officer of Marathon Oil Corporation and U.S. Steel Corporation, Mr. Mills will bring significant knowledge and experience to our Board. In particular, Mr. Mills brings an in-depth understanding of the evaluation of organic growth capital projects and acquisition and disposition opportunities, and the importance of maintaining a competitive capital structure and liquidity. In addition, having previously served as Senior Vice President, Finance and Administration, and later Chief Financial Officer of Marathon Oil Corporation, Mr. Mills has developed a wealth of financial knowledge with respect to the oversight of (i) the preparation of consolidated financial statements, (ii) internal audit functions, and (iii) public accountants, skills which are critical to our company and particularly our Audit Committee.

Joseph Platt. Mr. Platt has served on the ParentCo Board of Directors since May 2016, and currently serves as Chair of its Compensation Committee and as a member of its F&I Committee and HS&E Committee. He is the general partner at Thorn Partners, LP, a family limited partnership, a position he has held since 1998. Mr. Platt’s career at Johnson and Higgins, a global insurance broker and employee benefits consultant (J&H), spanned 27 years until 1997, when J&H was sold to Marsh & McLennan Companies. At the time of the sale, Mr. Platt was an owner, director and executive vice president of J&H. Mr. Platt has served on the board of directors of Greenlight Capital Re, Ltd., a property and casualty reinsurer, since 2004 and has been its lead independent director since 2007, and also serves as an independent director of BlackRock’s Open End & Liquidity Funds and on the boards of various other nonpublic companies and not-for-profit institutions. Mr. Platt will bring significant financial, compensation and risk management expertise to our Board.

William P. Powell. Mr. Powell has served on the ParentCo Board of Directors since January 2004, and currently serves as Chair of its F&I Committee and as a member of its Nominating and Corporate Governance (N&CG) Committee and the HS&E Committee. Mr. Powell previously was a director of Cytec Industries, a global specialty chemicals and materials company, from 1993 until its merger with Solvay SA in December 2015, where he served as lead independent director, chair of the governance committee and as a member of the audit committee. Until May 2007, Mr. Powell was a Managing Director of William Street Advisors, a New York City-based merchant banking boutique. Mr. Powell resigned from William Street Advisors to establish a family office, 535 Partners LLC, where he serves as Managing Partner. Prior to his time at William Street Advisors, he served as a Managing Director of UBS Warburg LLC and its predecessor Dillon, Read & Co. Inc. since 1991. With an MBA degree and over 30 years of financial, management and investment experience, Mr. Powell will bring a wealth of knowledge to our Board. Having served on multiple public company boards for over 20 years, Mr. Powell also has significant expertise in corporate governance matters.

Edwin S. Roberson. Mr. Roberson has served on the ParentCo Board of Directors since May 2016, and currently serves as a member of its Audit Committee, N&CG Committee, and HS&E Committee. Most recently, he served as Chief Executive Officer of Christ Community Health Services, a health system of eight clinics providing high quality healthcare to the underserved in the Memphis, Tennessee community, a position he held since 2014. Prior to that, Mr. Roberson served as Chief Executive Officer of various cancer research and biotech firms, and as President of Beacon Consulting, LLC, a business consulting firm, from 2006 to 2011. From 1991 to 2006, he worked at Conwood LLC, the nation’s second-largest manufacturer of smokeless tobacco products and a major seller and distributor of tobacco products manufactured by third parties, where he served in several roles, including Chief Financial Officer and, ultimately, President. After serving in the Army from 1969 to 1971, where he was awarded two Bronze Stars in Vietnam, Mr. Roberson began his professional career at KPMG, an international accounting and consulting firm, where he was a tax partner until 1991. Mr. Roberson also served on the board of Paragon National Bank, where he was chairman of the audit committee. Mr. Roberson serves on the board of directors of Infocare, Inc. (US). Additionally, he also serves on the board of directors of several private corporations and currently serves or has served as a board member for a number of educational, religious, civic and charitable organizations, including Duke University Divinity School, the Boy Scouts of America, and Chairman of Methodist Le Bonheur Healthcare. Mr. Roberson will bring significant leadership skills and financial, accounting and strategy expertise to our Board. Further, Mr. Roberson is a certified public accountant.

Director Independence

Providing objective, independent judgment is at the core of a board’s oversight function. CoalCo’s Corporate Governance Guidelines will provide that a director will be “independent” if such director meets the standards for independence set forth in the SEC rules and the NYSE Listed Company Manual. In order for a CoalCo director to be deemed “independent” in accordance with such standards (i) the CoalCo Board must affirmatively determine that the director has no material relationship with CoalCo or any subsidiary in its group and (ii) none of the following can be true with respect to such director:

(i)

the director is, or has been within the previous three years, employed by CoalCo or its subsidiaries, or an immediate family member is, or has been within the previous three years, an executive officer of CoalCo; provided, that employment as an interim Chairman of the Board or CEO or other executive officer shall not disqualify a director from being considered independent following that employment;

(ii)

the director or an immediate family member has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from CoalCo or its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); provided, that compensation received by a director for former service as an interim Chairman of the Board or CEO or other executive officer need not be considered in determining independence under this paragraph (ii) and provided further, that compensation received by an immediate family member for service as an employee of CoalCo or its subsidiaries (other than an executive officer) need not be considered in determining independence under this paragraph (ii);

(iii)

(A) the director or an immediate family member is a current partner of the firm that is CoalCo’s internal auditor or external auditor (each an Audit Firm); (B) the director is a current employee of an Audit Firm; (C) the director has an immediate family member who is a current employee of an Audit Firm and who personally works on CoalCo’s audit or (D) the director or an immediate family member was, within the previous three years (but is no longer), a partner or employee of an Audit Firm and personally worked on CoalCo’s audit within that time;

(iv)

the director or an immediate family member is, or has been within the previous three years, employed as an executive officer of another company where any of CoalCo’s present executive officers at the same time serves or served on such company’s compensation (or equivalent) committee of the board of directors; or

(v)

the director is a current employee, or an immediate family member is an executive officer, of a company that has made payments to, or received payments from, CoalCo or its subsidiaries for property or services in an amount which, in any of the previous three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues. For purposes of the foregoing, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year; and

(vi)

for members of the audit committee only: other than in the capacity as a member of the audit committee, the Board or any other committee of the Board, the director (A) does not accept, directly or indirectly, any consulting, advisory or other compensatory fee from CoalCo or its subsidiaries; provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with CoalCo or its subsidiaries (provided that such compensation is not contingent in any way on continued service) or (B) is not an affiliated person of CoalCo or its subsidiaries.

Any relationship that falls below a threshold set forth in the Corporate Governance Guidelines to be adopted, or is not otherwise listed in the Corporate Governance Guidelines, or may not be required to be disclosed under Item 404(a) of SEC Regulation S-K, will be deemed to be an immaterial relationship. CoalCo also intends for members of its Audit and Compensation Committees to satisfy all applicable independence standards.

Committees of the Board of Directors

Effective upon the completion of the distribution, our Board of Directors will have the following four standing committees: Audit, Compensation, Nominating and Corporate Governance (N&CG), and Health, Safety & Environmental (HS&E). The Board of Directors is expected to adopt written charters for each standing committee, which will be made available on our website in connection with the separation.

Following our listing on the NYSE and in accordance with the relevant transition provisions applicable to companies listing in conjunction with a spin-off transaction, each of the Audit, Compensation, and N&CG Committees will consist solely of directors who have been determined by the Board of Directors to be independent in accordance with SEC regulations, NYSE listing standards and CoalCo’s governance guidelines (including the heightened independence standards for members of the Audit and Compensation Committees).

The following sets forth the expected primary responsibilities of the committees of the Board of Directors:

Committee	Responsibilities
Audit Committee

•    Assist the Board in its oversight of the integrity of our financial statements, CoalCo’s compliance with its legal and regulatory requirements, our risk management policies and practices and CoalCo’s cybersecurity;

•    Interact with and evaluate the performance and independence of our independent registered public accounting firm;

•    Provide general oversight over the accounting principles employed in our financial reporting and the effectiveness of CoalCo’s internal controls over financial reporting and the performance of our internal audit function; and

•    Prepare any required Audit Committee Report.

Each member of the Audit Committee will be financially literate, and the Board of Directors will determine which committee members qualify as “financial experts” under applicable SEC rules.

Compensation Committee

•    Establish and review CoalCo’s compensation philosophies, policies, plans and programs, consistent with CoalCo’s objectives and stockholder interests, for our non-employee directors, executive officers and certain other employees;

•    Review the performance of our executive officers and award incentive compensation;

•    Review and monitor our management development and succession plans and activities;

•    Engage and oversee any outside compensation consultant; and

•    Prepare any required Compensation Committee Report.

Committee	Responsibilities

The Compensation Committee may form and delegate its authority to subcommittees when appropriate (including subcommittees of management). Executive officers will not determine the amount or form of executive or director compensation, although the Chief Executive Officer may provide recommendations to the Compensation Committee regarding compensation changes and incentive compensation for executive officers other than himself. See “Executive Compensation” and “Compensation Discussion and Analysis.”

Nominating & Corporate Governance Committee

•    Identify qualified individuals for nomination, election or appointment to the Board of Directors;

•    Ensure appropriate Board composition, and recommend appropriate Board structure and operations;

•    Oversee and assess CoalCo’s corporate governance system, including the responsibilities of Board members and committees, and related policies and procedures;

•    Oversee annual evaluations of the Board, committees, and management, including the CEO; and

•    recommend each director nominee to our Board for nomination for election at the annual meeting, taking into account nomination candidates whose names are submitted by stockholders.

CoalCo does not anticipate maintaining a separate policy regarding the diversity of its Board members. However, we expect that the N&CG Committee, and ultimately the Board, will seek director nominees with diverse personal and professional backgrounds, experience and perspectives that, when combined, provide a diverse portfolio of experience and knowledge that will well serve CoalCo’s governance and strategic needs.

Health, Safety & Environmental Committee	• Provide risk oversight of CoalCo’s policies and procedures with respect to health, safety, environmental and security matters;

• Review CoalCo’s strategy, including objectives and policies, relative to the protection of the safety and health of employees, contractors, customers and the public, and environmental protection;

• Review material compliance issues or pending or threatened proceedings regarding health, safety or environmental matters, and management’s response to the same; and

• Review any significant health, safety and environmental public policy and legislative, political and social issues and trends.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2016, CoalCo was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as CoalCo’s executive officers prior to the separation were made by ParentCo and the board of directors of the CNXC GP as described in “Executive Compensation” and “Compensation Discussion and Analysis.”

Corporate Governance

We are committed to conducting our businesses in accordance with the highest level of ethical and corporate governance standards. We expect the Board will periodically review its corporate governance practices and take other actions to address changes in regulatory requirements, developments in governance best practices and matters raised by stockholders. The following describes some of the actions we expect the Board to take to help ensure that our conduct earns the respect and trust of stockholders, customers, business partners, employees and the communities in which we live and work.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

In connection with the separation and distribution, the Board will adopt corporate governance guidelines that set forth the responsibilities of the Board and the qualifications and independence of its members and the members of its standing committees. We expect that these practices will be reviewed annually by the N&CG Committee.

In addition, in connection with the separation and distribution, the Board is expected to adopt, among other codes and policies, a code of business conduct and ethics policy setting forth standards applicable to all of our employees, including our CEO and senior financial officers; once adopted, these documents will be available on our website at www.consolenergy.com after the distribution. Only the Board or a committee thereof will be able to waive the code of conduct as it applies to our directors or executive officers. Any waiver of the code of conduct for our executive officers, service providers, contractors or directors will be promptly disclosed to our stockholders in any manner as may be required by law or NYSE regulation. Any additions or amendments to our ethics policy, and waivers thereof for our executive officers or directors, will be posted on the corporate governance page of our website, and similarly provided without charge upon written request.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, CoalCo expects that its Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting controls or auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

Qualification and Nominations of Directors

The N&CG Committee charter that is expected to be adopted in connection with the separation and distribution will provide that the N&CG Committee considers and recommends to the Board nominees for election to or for filling any vacancy on the Board in accordance with our by-laws, our governance guidelines, and the N&CG Committee’s charter. The N&CG Committee is expected to periodically review the requisite skills and characteristics of Board members as well as the size, composition, functioning and needs of the Board as a whole.

It is expected that, to be considered for Board membership, a nominee for director must be an individual of high personal and professional integrity, who has demonstrated exceptional ability and judgment, and who will be effective, in conjunction with the other nominees to our Board, in collectively serving the long-term interests of all of our stockholders. The N&CG Committee is also expected to consider Board members’ independence, the financial literacy of members of the Audit Committee, the qualification of Audit Committee members as “financial experts,” and the diversity, skills, background and experiences of members of the Board in the context of the needs of the Board. The N&CG Committee may also consider such other factors as it may deem to be in the best interests of CoalCo and our stockholders.

Whenever the Committee concludes, based on the reviews or considerations described above or due to a vacancy, that a new nominee to the Board is required or advisable, it will consider recommendations from directors, management, stockholders and, if it deems appropriate, consultants retained for that purpose. In such circumstances, it will evaluate individuals recommended by stockholders in the same manner as nominees recommended from other sources. Stockholders who wish to recommend an individual for nomination should send that person’s name and supporting information to the Committee, in care of the company’s Secretary. CoalCo’s amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board. Stockholders who wish to directly nominate an individual for election as a director, without going through the Committee or using our proxy materials, will be required to comply with the procedures in our by-laws.

Communication with Non-Management Members of our Board of Directors

Information for stockholders and other parties interested in communicating with our Board or our independent directors, individually or as a group, will be available on our website at www.consolenergy.com after the separation and distribution. CoalCo’s Secretary will forward communications relating to Board matters to the Chairman; and communications relating to matters within a Board committee’s area of responsibility to the chair of the appropriate committee.

Risk Oversight

The Board of Directors will be actively engaged in overseeing and reviewing CoalCo’s strategic direction and objectives, taking into account (among other considerations) CoalCo’s risk profile and exposures. It will be management’s responsibility to manage risk and bring to the Board of Directors’ attention the most material risks to the company. The Board of Directors will have oversight responsibility of the processes established to report and monitor systems for material risks applicable to the company. The Board of Directors will annually review the company’s enterprise risk management and receive regular updates on risk exposures.

Various aspects of the board of directors’ risk oversight will be delegated to its committees, which will meet regularly and report back to the full board. The following committees are expected to play significant roles in carrying out the risk oversight function:

•

The Audit Committee will oversee risks related to the company’s financial statements, the financial reporting and disclosure processes, the financial and other internal controls, accounting and legal matters. The Audit Committee will select and retain the company’s independent auditor and will also oversee the internal audit function. The company’s independent outside auditors and the vice president of the company’s internal audit department will be expected to regularly identify and discuss with the Audit Committee risks and related mitigation measures that may arise during their regular reviews of the company’s financial statements and audit work. The Audit Committee will meet separately on a regular basis with representatives of the independent auditing firm and the vice president of the company’s internal audit department. The Audit Committee will also be expected to review management’s annual capital expenditure plans and management’s assessment of the company’s capital structure, including dividend policies and stock repurchase programs.

•

The Compensation Committee will be expected to evaluate the risks and rewards associated with the company’s compensation philosophy and programs. The Compensation Committee will review and approve compensation programs with features designed to reward long-term achievement and discourage excessive short-term risk taking. It is expected that an independent executive compensation consulting firm hired by the Compensation Committee will advise the committee with respect to executive compensation practices and programs, including the risks associated with each of them.

•

The N&CG Committee will monitor our corporate governance practices against applicable requirements, including those of the NYSE, and against evolving developments and will be responsible for our code of conduct and ethics, including the code of business conduct applicable to the company’s employees. The Nominating and Governance Committee will also consider issues associated with the independence of the company’s board members.

•

The HS&E Committee will monitor, evaluate and address various risks associated with health, safety, the environment and security (including cybersecurity), and will review material compliance issues with health, safety and environmental regulatory requirements, material pending or threatened administrative, and regulatory or judicial proceedings regarding such matters.

Each committee will have the authority to engage such independent counsel as the committee deems necessary to carry out its duties and responsibilities. Annually, CoalCo’s chief executive officer and other senior executives, as deemed appropriate by management or the board members, will make a presentation to our Board of Directors about risks associated with our business and how CoalCo manages and mitigates those risks. Because overseeing risk is an ongoing process, the Board of Directors also will be expected to discuss risk throughout the year at other meetings in relation to proposed actions or discussions with respect to various aspects of CoalCo’s operations.

DIRECTOR COMPENSATION

Our Board of Directors will determine compensation to be paid to the CoalCo Nonemployee Directors following the separation and distribution. Compensation for CoalCo Nonemployee Directors is anticipated to consist of a mix of cash and equity-based compensation. The Chairman and committee chairs of our Board of Directors are anticipated to receive additional payments for their services in that capacity. In late 2017 or early 2018, the CoalCo Compensation Committee expects to undertake a review of competitive data and best practices with the input of an independent expert compensation consultant to determine our Board of Directors compensation going forward. We have not yet paid any compensation to the CoalCo Nonemployee Directors. Mr. Brock, our Chief Executive Officer, will not receive any additional compensation in connection with his service on our Board of Directors.

The table below sets forth the expected components of compensation for CoalCo Nonemployee Directors following the separation (to be prorated based on actual service periods), which compensation remains subject to final approval by our Board of Directors.

Element of 2017 Annual Compensation	Dollar Value of Board Compensation (January 1, 2017 - December 31, 2017)
Chairman Retainer	$200,000
Board Retainer	$120,000
Committee Chair Retainer (excluding Audit Committee and Compensation Committee Chair Retainer)	$10,000
Audit Committee Chair Retainer	$30,000
Compensation Committee Chair Retainer	$20,000
Audit Committee Member Retainer (excluding Audit Committee Chair Retainer)	$7,500
Annual Equity Award (Stock Options)	$150,000
Chairman Equity Award (Stock Options)	$300,000

Following the separation, the Board of Directors may adopt stock ownership guidelines for directors.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

As discussed above, CoalCo is currently a wholly-owned subsidiary of ParentCo and not an independent company, and its compensation committee has not yet been formed. For purposes of this Compensation Discussion and Analysis (CD&A) and executive compensation disclosures, the individuals listed below are collectively referred to as our named executives. These named executives include our Chief Executive Officer, Chief Financial Officer, and the three most highly compensated individuals designated as CoalCo executive officers, based on 2016 compensation from ParentCo, its wholly-owned subsidiary CPCC, and/or the CNXC GP, as applicable:

•

James A. Brock, CoalCo Chief Executive Officer. Prior to the separation, Mr. Brock served as the Chief Operating Officer – Coal of ParentCo, and currently serves as Chief Executive Officer and director of the CNXC GP.

•

David M. Khani, CoalCo Executive Vice President and Chief Financial Officer. Prior to the separation, Mr. Khani served as Executive Vice President and Chief Financial Officer of ParentCo until August 2, 2017, and thereafter assumed the position of Chief Financial Officer of CoalCo and the CNXC GP.

•	Katharine Fredriksen, CoalCo President. Prior to the separation, Ms. Fredriksen served as Senior Vice President for Diversified Business Units and Environmental Affairs of ParentCo.
•	James McCaffrey, CoalCo Senior Vice President—Coal Marketing. Prior to the separation, Mr. McCaffrey served as Senior Vice President for Energy Marketing for CPCC.
•	Kurt Salvatori, CoalCo Chief Administrative Officer. Prior to the separation, Mr. Salvatori served as the Vice President – Administration for CPCC.

Determinations regarding the 2016 compensation of our named executives, which correlate to their respective positions held in 2016, may be summarized as follows:

•

As named executive officers of ParentCo, decisions regarding the 2016 compensation of Messrs. Brock and Khani were recommended by the Chief Executive Officer of ParentCo and approved by the ParentCo Compensation Committee, other than with respect to CNXC phantom unit awards granted to Mr. Brock in his capacity as Chief Executive Officer of the CNXC GP under the CNX Coal Resources LP 2015 Long-Term Incentive Plan (the CNXC LTIP), which phantom unit awards were determined by the Board of Directors of the CNXC GP (the CNXC GP Board).

•	Decisions regarding the 2016 compensation of Messrs. McCaffrey, Salvatori and Ms. Fredriksen were made by ParentCo management in accordance with ParentCo’s plans and performance.

As historical compensation decisions relating to our named executives primarily were based on the compensation philosophy, practices and objectives of ParentCo, this CD&A primarily focuses on ParentCo’s executive compensation program and does not necessarily reflect the compensation programs that will be adopted by CoalCo following the separation. We also discuss grants made under the CNXC LTIP and other compensation decisions made by the CNXC GP Board where warranted. The CoalCo Compensation Committee anticipates reviewing the compensation of its named executive officers at, on or around the Effective Time.

This CD&A, which relates to 2016 compensation determinations, contains references to one or more financial measures (indicated by *) utilized by ParentCo that have not been calculated in accordance with GAAP. A reconciliation of disclosed non-GAAP financial measure used by ParentCo in its 2016 compensation determinations to the most directly comparable GAAP financial measure is provided in Appendix A to this information statement.

ParentCo 2016 Compensation Setting Process

ParentCo Compensation Philosophy and Objectives. ParentCo’s executive compensation program is designed to attract, motivate and retain key executives who drive success and industry leadership through compensation that:

•	links a significant portion of total compensation to performance to create long-term stockholder value;
•	consists primarily of stock-based compensation, which encourages executives to act as owners and aligns their interests with those of ParentCo’s stockholders;
•	is tied to ParentCo’s overall corporate performance, financial and operational goals (both annual and long-term);
•	enhances retention in a highly competitive market by subjecting a significant portion of total compensation to multi-year vesting or performance conditions;
•	discourages unnecessary and excessive risk taking; and
•	provides a competitive total pay opportunity.

Key factors that affected ParentCo’s 2016 compensation determinations include the nature and scope of an executive’s responsibilities, an executive’s performance (including contribution to financial results), and outside compensation consultant report(s) on survey and/or reported data for compensation paid to executives with similar responsibilities at similarly-situated companies.

Results of ParentCo 2017 Stockholder Vote on Named Executive Compensation. Approximately 94% of the shares voted at ParentCo’s 2017 Annual Meeting of Stockholders approved ParentCo’s 2016 executive compensation program. ParentCo believes that this vote outcome was positively impacted by ParentCo’s active historic stockholder engagement and continued efforts to structure executive compensation to better align the interests of its named executives and stockholders. Following the separation, CoalCo intends to engage with its stockholders on matters relating to executive compensation.

Use of Peer Group and Other Benchmarking Data. A primary factor considered by the ParentCo Compensation Committee in determining the total compensation opportunity available to each of its named executive officers is whether such total compensation opportunity is competitive with the total compensation opportunities offered to similarly-situated executives by ParentCo’s competitors. Due to ParentCo’s historically unique position of being both a natural gas and coal producer, for 2016 compensation purposes, the ParentCo Compensation Committee used a peer group of companies that included a mix of both natural gas and coal companies, against which the ParentCo Compensation Committee measured its overall compensation program. In selecting the peer group companies, the ParentCo Compensation Committee also considered ParentCo’s revenue and market capitalization relative to these peers and their business segment revenue.

In consideration of the above, the following peer companies were used by the ParentCo Compensation Committee to help establish 2016 compensation for Messrs. Brock and Khani, who were named executive officers of ParentCo in 2016:

Alpha Natural Resources, Inc.	EOG Resources, Inc.	Range Resources
Antero Resources	EQT Corporation	Southwestern Energy Co
Arch Coal Inc.	Noble Energy, Inc.	Teck Resources
Cabot Oil and Gas	Peabody Energy Corp	Walter Energy
Chesapeake Energy Corporation	QEP Resources, Inc.	WPX Energy, Inc.
Devon Energy Corporation

Role of ParentCo Compensation Consultant. In 2016, the ParentCo Compensation Committee engaged Willis Towers Watson to assist with the development of ParentCo’s 2016 executive compensation program. Willis Towers Watson provided no other services to ParentCo and its affiliates during 2016. The ParentCo Compensation Committee looked to its compensation consultant to review the elements of ParentCo’s compensation program, including the appropriate mix of short- and long-term incentives, and for any recommendations of modifications thereto, based on their review of the market practices of a peer group of companies and ParentCo’s compensation objectives. The consultant also provided ongoing input on the design of ParentCo’s incentive programs and the underlying performance metrics.

Process for Evaluating Compensation. In the first quarter of 2016, the ParentCo Compensation Committee met to establish the base salaries, incentive opportunities and related performance goals of ParentCo’s compensation programs, including its STIC and LTIC programs (both as defined below), for ParentCo named executive officers, including Messrs. Brock and Khani. To establish such compensation, ParentCo’s Human Resources personnel made initial assessments that were reviewed by the ParentCo Chief Executive Officer. This assessment included relevant industry salary practices, the complexity and level of responsibility associated with Messrs. Brock’s and Khani’s positions, their positions’ overall importance to ParentCo relative to other executive positions, and the competitiveness of their overall total compensation. A similar, but less formal process was undertaken by ParentCo management as it related to the establishment of base salaries, incentive opportunities and related performance goals, including its STIC and LTIC programs, for our other named executives. After considering these factors, and in consultation with the ParentCo Chief Executive Officer and Willis Towers Watson, the ParentCo Compensation Committee and the ParentCo Board of Directors approved the 2016 compensation packages for Messrs. Brock and Khani, and ParentCo management approved the 2016 compensation packages for Ms. Fredriksen and Messrs. McCaffrey and Salvatori. Long-term compensation granted to Mr. Brock in 2016 under the CNXC LTIP was determined and approved by the CNXC GP Board, as further described below.

After the separation, CoalCo anticipates that our Board of Directors (and its compensation committee, once formed) will determine the process for setting compensation with respect to our named executives. Our Board of Directors (or its compensation committee) will also select its own peer group of companies against whom it may choose to benchmark or compare its compensation programs.

Elements of 2016 Compensation Program

The following chart shows the compensation elements applicable to our named executives in 2016:

Compensation Element	Form of Compensation	Performance Criteria/Formula/2016 Results				Applicability	Purpose and Key Facts
Base Salary	Cash					All named executives	Provide fixed compensation necessary to attract and retain key executives and employees and to offset the cyclicality in ParentCo’s business that may impact variable pay year-to-year.

Short-Term Incentive Compensation (STIC)						All named executives	Provide incentives to achieve free cash flow*, operational, and stock price performance goals applicable to ParentCo and reward employees for the achievement of those goals.
	Cash	Performance Measure		Modifier	Total Result
		Free Cash Flow*	+/-	Safety +/- 20%	= 200%
Environmental +/- 5%
Stock Price +/- 5%

Long-Term Incentive Compensation (LTIC)	CNXC Phantom Units (vesting one-third per year for three years)					Mr. Brock	Create a strong incentive to achieve short- and long-term performance objectives and strategic plan goals, and align management’s interests with those of ParentCo stockholders and CNXC unitholders. Equity awards also are intended to retain executive talent.
	ParentCo Performance Share Units (vesting one-fifth per year for five years)					All named executives

		Performance Measure (2016 –2020)		Weight	Total Units Earned 2016 Tranche	Messrs. Khani, McCaffrey, Salvatori and Ms. Fredriksen
		Relative TSR (S&P 500)		50%	200%
		Absolute Stock Price		50%

Options (vesting one-third per year for three years)

Other Agreements and Benefits	Change in Control Agreements Other Retirement Benefits					All named executives	Attract and retain key management members and, for change in control agreements, motivate named executives to take actions that are in the best interests of ParentCo and/or CNXC, as applicable.

Limited Perquisites	See Summary Compensation Table					All named executives	Provide a competitive compensation package.

2016 Base Salary. Base salary is designed to provide a competitive fixed rate of pay recognizing the named executives’ different levels of responsibility and performance. In setting base salary amounts for 2016, ParentCo considered factors including, but not limited to, external market data, the internal worth and value assigned to the named executive’s role and responsibilities, and the named executive’s skills and performance. The chart below shows named executives’ base salary amounts for 2016 (rounded up to the nearest dollar):

CoalCo Named Executive	Base Salary for 2016
Chief Executive Officer	$410,000
Chief Financial Officer	$517,625
President	$250,118
SVP - Coal Marketing	$379,710
Chief Administrative Officer	$220,835

2016 STIC Program. The ParentCo 2016 STIC program was designed to deliver annual cash awards when ParentCo is successful in meeting or exceeding established performance targets and to pay less, or nothing at all, when ParentCo and/or its employees fall short of these targets. The STIC program provides incentive compensation (measured at target) that is comparable to compensation provided by companies with which ParentCo competes for executive talent.

The 2016 STIC (applicable to the January 1, 2016 – December 31, 2016 performance period) was structured to align management’s interests with the key goal of generating free cash flow* for ParentCo. The free cash flow* performance factor, which was based on ParentCo’s operating cash flow, was calculated as follows:

Operating Cash Flow(1)	-	Capital Expenditures	+	Asset Sales	+	MLP Distributions Received(2)	=	Target Free Cash Flow*

(1)	The calculation of this ParentCo metric is set forth on Appendix A.

(2)	Refers to distributions that ParentCo received from CNXC and CONE Midstream Partners LP.

The free cash flow* performance factor had a score ranging from 0% – 200%, with a target score of 100%. If the threshold, or minimum, score of 50% had not been achieved, a score of zero would have been assigned, with no payout. Payout of the 2016 STIC could potentially have been modified by safety, environmental and stock price modifiers. The target free cash flow* performance factor was derived from the annual board-approved profit objective for ParentCo for 2016. Accordingly, the 2016 STIC award payout formula was as follows:

Annual Base Salary	X	Target Opportunity Percentage (% of Base Salary)	X	(Free Cash Flow* Performance Factor +/- Modifiers) (up to 200%)	=	STIC Award Payout

The free cash flow* performance factor metrics and percentage payout for the 2016 STIC, as well as ParentCo’s achievement of the same, were as follows:

Performance Factor – Free Cash Flow*
(Metrics and % Payout)
Metrics		Payout (%)
Threshold	$166 M	50%
Target	$585 M	100%
Maximum	$866 M	200%
Actual 2016 Results	$957 M	200%

As indicated in the chart above, in 2016, ParentCo achieved free cash flow* performance in excess of the maximum STIC payout, resulting in the named executives receiving annual STIC payouts as reflected below, based on their target payout (as a percentage of base salary) multiplied by the maximum payout percentage of

200%. Due to the level of achievement for 2016, which exceeded the maximum STIC payout, the safety, environmental and stock price modifiers were not considered and therefore did not affect the 2016 STIC payout.

CoalCo Named Executive	Target Opportunity Percentages (% of Base Salary)(1)	Target Payout Opportunity	STIC Payout Score (% of Opportunity)	Actual Payout
Chief Executive Officer	65%	$266,500	200%	$533,000	(2)
Chief Financial Officer	70%	$362,338	200%	$725,000	(2)
President	35%	$87,541	200%	$175,082
SVP- Coal Marketing	50%	$189,855	200%	$379,710
Chief Administrative Officer	30%	$66,250	200%	$132,501

(1)

The ParentCo Compensation Committee (with respect to Messrs. Brock and Khani) and ParentCo management (with respect to Ms. Fredriksen and Messrs. McCaffrey and Salvatori) determined the 2016 target opportunity percentages, based on a review of competitive data and performance.

(2)	Rounded up to the nearest thousand.

ParentCo LTIC. The ParentCo LTIC program is designed to create a strong incentive for our named executives to achieve the longer-term performance objectives in ParentCo’s strategic plan and to align management’s interests with those of ParentCo’s stockholders. Awards granted under the LTIC are made pursuant to the ParentCo Equity Incentive Plan, as amended and restated (the ParentCo LTIP).

In January 2016, the ParentCo Compensation Committee restructured the LTIC program to encourage retention, more fully align management’s interests with those of ParentCo’s stockholders and continue focus on stockholder return. The ParentCo Compensation Committee determined that Mr. Brock would receive his 2016 long-term incentive opportunity in the form of PSUs (55%) and CNXC phantom units (45%) (as further approved by the CNXC GP Board), while Mr. Khani would receive his 2016 long-term incentive opportunity in the form of PSUs (55%) and ParentCo stock options (45%). ParentCo management determined that Ms. Fredriksen and Messrs. McCaffrey and Salvatori would receive their 2016 long-term incentive opportunity in the form of PSUs (55%) and ParentCo stock options (45%).

2016 – 2020 PSU Grants and Payout. In January 2016, the named executives were granted PSUs that vest, if earned, ratably over a five-year period (January 1, 2016 through December 31, 2020) based on annual ParentCo performance measurements. The vesting of the 2016 – 2020 PSU awards will be calculated annually based on the following pre-established, equally-weighted ParentCo performance goals, with the aggregate payout capped at 200% of target:

(i)

Total Stockholder Return (TSR) of ParentCo relative to the S&P 500 (measured at the end of each year during the five-year performance period using the 10-day average closing stock price of ParentCo ending December 31 for the applicable tranche); and

(ii)

absolute stock price appreciation of ParentCo (measured at the end of each year during the five-year performance period using the 10-day average closing stock price per share of ParentCo against the grant date of $6.87 (the GDSP) as the starting point).

(1)	Straight-line interpolation between performance levels.

(2)

After reviewing ParentCo’s prior stock price performance and consideration of ParentCo’s business plan, the ParentCo Compensation Committee considered the stock price goals applicable to the remaining tranches of the 2016 – 2020 PSU awards to be challenging but attainable.

In the event that a tranche fails to pay out at the end of any annual tranche period with respect to the absolute stock price measure (a Missed Year), the unvested PSUs attributable to the Missed Year may still become fully vested, at a target level, if ParentCo achieves target performance (or greater) as determined after the end of a future tranche. The opportunity to recoup any missed payouts may occur for any prior tranche, but only up to target performance for that prior period.

The named executives received the following target awards for the 2016 – 2020 PSUs in the dollar amounts shown below:

Named Executive	PSUs (Target) ($)
Chief Executive Officer	550,000
Chief Financial Officer	1,100,000
President	52,250
SVP- Coal Marketing(1)	137,500
Chief Administrative Officer	41,250

(1)

Pursuant to the terms of Mr. McCaffrey’s retention agreement described below, ParentCo agreed that, if ParentCo shipped 24,462 thousand tons of coal from January 1, 2016 through December 31, 2016 from the Bailey complex (the Coal Tonnage Goal) and he remained employed with ParentCo or its subsidiaries through December 31, 2016, he would vest in his 2016-2020 PSUs, subject to the attainment of the performance goals as determined by the ParentCo Compensation Committee after the end of the applicable performance period. The Coal Tonnage Goal was achieved and Mr. McCaffrey vested in his right to this award, subject to the attainment of the award’s performance goals as determined by the ParentCo Compensation Committee.

In January 2017, the ParentCo Compensation Committee determined the payout, based on strict adherence to the above formula, of the first tranche of the 2016 – 2020 PSU awards, based on ParentCo’s relative TSR and absolute stock price performance during 2016. Based on the targets described above and the actual performance results for 2016 shown in the below chart, the ParentCo Compensation Committee determined that the first tranche of the 2016 – 2020 PSUs was earned at 200% of target, with (i) a relative TSR score of 200%, and (ii) an average stock price score of 200%.

Performance Metric	Performance Results	Units Earned (%)	Weighting (%)	Total Units Earned (%)
Relative TSR(1)	99.5 percentile	200%	50%	200%
Absolute Stock Price Per Share(2)	$18.98	200%	50%	200%

(1)

Relative TSR for the 2016 tranche was measured by comparing ParentCo’s 10-day average closing stock price per share ending on December 31, 2016 against those of the companies in the S&P 500 as of the same date against their 10-day average closing stock price per share ending on December 31, 2015. Dividends were included on a cash basis.

(2)

The absolute stock price metric for the 2016 tranche was measured by comparing ParentCo’s GDSP of $6.87 per share against ParentCo’s 10-day average closing stock price per share ending December 31, 2016 of $18.98 per share.

As a result of the achievement of the above performance factors, the named executives earned the following payouts with respect to the 2016 PSU tranche:

CoalCo Named Executive	2016 PSU Tranche (at target)	Target Payout (%)	Payout Amounts (# of shares)
Chief Executive Officer	13,854	200%	27,708
Chief Financial Officer	27,708	200%	55,416
President	1,316	200%	2,632
SVP- Coal Marketing	3,462	200%	6,924
Chief Administrative Officer	1,038	200%	2,076

2016 – 2018 Option Grants. In order to provide competitive compensation, retain key executive talent, and align management’s interests with ParentCo’s stockholders, in January 2016, Messrs. Khani, McCaffrey, Salvatori and Ms. Fredriksen received awards of time-based, three-year ratable vesting option awards. Mr. Brock did not receive an option award as part of his 2016 LTIC, and instead received an equity award pursuant to the CNXC LTIP due to his service as Chief Executive Officer and a director of the CNXC GP (please see below under “2016 CNXC Phantom Unit Award to Mr. Brock”). The 2016 option awards granted to Messrs. Khani, McCaffrey, Salvatori and Ms. Fredriksen were as follows:

CoalCo Named Executive	Aggregate Dollar Value of 3-Year Option Award
Chief Financial Officer	$900,000
President	$42,750
SVP- Coal Marketing(1)	$112,500
Chief Administrative Officer	$33,750

(1)

Pursuant to the terms of Mr. McCaffrey’s retention agreement described below, ParentCo agreed that, if ParentCo achieved the Coal Tonnage Goal and he remained employed with ParentCo or its subsidiaries through December 31, 2016, he would vest in his 2016 option award with such award remaining exercisable until the expiration date of the option term. As described above, the Coal Tonnage Goal was achieved and Mr. McCaffrey vested in his 2016 option award.

Payout of ParentCo PSUs Covering 2014 – 2016 Performance Period. In January 2014, the ParentCo Compensation Committee approved an award of PSUs to ParentCo’s named executive officers and other key employees of ParentCo at that time, including Messrs. Khani and McCaffrey, which awards had a performance period from January 1, 2014 through December 31, 2016. Additional information regarding the 2014 – 2016 PSUs is included in ParentCo’s Proxy Statement filed on March 25, 2015. In 2016, the ParentCo Compensation Committee determined the actual payout of the 2014 – 2016 PSU awards by strictly adhering to the following formula, with the two metrics of relative TSR and average Return on Capital Employed (ROCE*) being equally weighted.

Based on the above targets and the actual performance results shown in the below chart, the ParentCo Compensation Committee determined that, with respect to the three-year performance period of January 1, 2014 through December 31, 2016, the PSUs were earned at 100% of target, based on (i) a TSR score of 0% and (ii) a ROCE* score of 200%, as follows:

Performance Metric	Performance Results	Units Earned (%)	Weighting (%)	Total Units Earned (%)
TSR(1)	4.5% (Below Threshold)	0%	50%	100%
ROCE*(2)	12.25% (Outstanding)	200%	50%

(1)

TSR was measured by comparing ParentCo’s 10-day average closing stock price per share ending on December 31, 2013 and the companies in the S&P 500 as of that same date against the 10-day average closing stock price per share of ParentCo ending December 31, 2016.

(2)	The calculation of the ROCE* result is set forth on Appendix A.

As a result of the above performance determinations, Messrs. Khani and McCaffrey earned the following PSUs for the 2014 – 2016 performance period:

CoalCo Named Executive	PSUs Granted in January 2014 (Target) (including Dividend Equivalents)	Shares of Common Stock Issued (Earned PSUs)
Chief Financial Officer	13,561	13,561
SVP- Coal Marketing(1)	3,476	3,476

(1)

Pursuant to the terms of Mr. McCaffrey’s retention agreement described below, ParentCo agreed that, if ParentCo achieved the Coal Tonnage Goal and he remained employed with ParentCo or its subsidiaries through December 31, 2016, he would vest in his 2014-2016 PSUs, subject to the attainment of the performance goals as determined by the ParentCo Compensation Committee after the end of the performance period. The Coal Tonnage Goal was achieved and Mr. McCaffrey vested in his right to this award, subject to the attainment of the award’s performance goals as determined by the ParentCo Compensation Committee.

2016 CNXC Phantom Unit Award to Mr. Brock

CNXC Phantom Units. In 2016, the CNXC GP Board granted long-term incentive awards, consisting of phantom units, under the CNXC LTIP to certain of its executives and key employees. For 2016, the only named executive who received a long-term incentive award under the CNXC LTIP was Mr. Brock. Mr. Brock was awarded 56,963 CNXC phantom units in 2016, which vest one-third per year and are settled upon vesting in common units of CNXC (on a one-for-one basis) or, at the discretion of the CNXC GP Board, in cash.

Other Compensation Policies and Information in Effect During 2016

Retirement Benefit Plans. ParentCo maintains retirement benefit plans, including supplemental retirement plans, which are intended to attract and retain key talent. ParentCo also continues to move toward a defined contribution strategy to deliver retirement benefits to its employees. In 2014, ParentCo froze the retirement plan for its employees and eliminated retiree medical for all active employees, including our named executives.

Change in Control Agreements. Our named executives have entered into change in control severance agreements with ParentCo and/or its affiliates, which we refer to as the CIC Agreements. The CIC Agreements provide for a “double trigger” requirement before severance benefits may be paid, in that a named executive will only receive severance benefits if his or her employment is terminated or constructively terminated after, or in connection with, a change in control (as defined in the applicable CIC Agreements) and such named executive enters into a general release of claims as provided in the CIC Agreement. Under these circumstances, the named executives would be entitled to receive a lump-sum cash severance payment equal to a multiple of base pay, plus a multiple of incentive pay (as defined in the applicable CIC Agreement), as follows:

CoalCo Named Executive	Multiple of Base Salary and Incentive Pay
Chief Executive Officer	2.0
Chief Financial Officer	2.5
President	1.5
SVP - Coal Marketing	2.0
Chief Administrative Officer	2.0

Additionally, in connection with a change in control only, equity grants would accelerate and vest. To protect the business interests of CNXC and ParentCo, the CIC Agreements and applicable equity award agreements also contain confidentiality obligations, a one-year non-competition covenant and a two-year non-solicitation covenant. In connection with the separation and distribution, CoalCo will determine whether to enter into new change in control severance agreements with our named executives, which would supersede the CIC Agreements discussed here and elsewhere in this information statement. Certain of the CIC Agreements discussed herein have since been superseded by new agreements. See “Subsequent Events” below for additional detail.

McCaffrey Retention Agreement. On March 31, 2016, ParentCo entered into a retention agreement with Mr. McCaffrey which provided as follows:

•

If the Coal Tonnage Goal was achieved and he remained employed with ParentCo or its subsidiaries through December 31, 2016, any equity incentive awards granted to him under the ParentCo LTIP, to the extent unvested, would vest on December 31, 2016 and, in the case of (i) option awards, remain exercisable until the expiration date of the option term and (ii) PSU awards, continue to be subject to the attainment of the applicable performance goals as determined by the ParentCo Compensation Committee after the end of the applicable performance period.

•

If Mr. McCaffrey remains employed with ParentCo or its subsidiaries through December 31, 2017, any equity incentive awards granted to him under the ParentCo LTIP in 2017 will vest on December 31, 2017 and, in the case of (i) option awards, remain exercisable until the expiration date of the option term and (ii) PSU awards, continue to be subject to the attainment of the applicable performance goals as determined by the ParentCo Compensation Committee after the end of the applicable performance period.

Notwithstanding the forgoing, if ParentCo or its subsidiary terminated his employment for cause, the retention agreement would be immediately null and void.

Clawback Policy. ParentCo has in place a compensation clawback policy, which provides that ParentCo may seek to recover performance-based cash and equity incentive compensation paid to an executive officer in the three years prior to a restatement as a result of ParentCo’s material non-compliance with the financial reporting requirements of the securities laws if (i) such officer is responsible for such restatement and (ii) the amount paid to the officer would have been lower had it been calculated based on such restated financial statements. CoalCo will determine the type of clawback policy that is appropriate for it following the separation.

Stock Ownership Guidelines for Certain Named Executives. ParentCo has stock ownership guidelines applicable to its named executives, which requires that they own a minimum number of shares of ParentCo stock, based upon a multiple of base salary. The guidelines provide each officer with a five-year period from their appointment as an officer to achieve the applicable ownership level. The ownership requirements applicable to the named executives with respect to ParentCo stock are as follows:

Named Executive	Ownership Requirement (As Multiple of Base Salary)
Chief Executive Officer	2.5
Chief Financial Officer	3.5
President	1.0
SVP - Coal Marketing	1.5
Chief Administrative Officer	1.5

ParentCo’s stock ownership guidelines were implemented to further align officers’ interests with those of ParentCo’s stockholders and to comply with what it believes are best practices. ParentCo reviews compliance with the stock ownership guidelines annually. CoalCo expects to make a determination regarding adoption of a stock ownership policy applicable to the named executives and their ownership of CoalCo shares following the separation.

No Hedging/Pledging Policy. ParentCo’s insider trading policy prohibits directors, officers and employees from engaging in any of the following activities with respect to securities of ParentCo and its subsidiaries (except as otherwise may be approved in writing by ParentCo’s General Counsel): (i) purchases on margin; (ii) short sales; (iii) buying or selling options (other than the grant and exercise of compensatory stock options by ParentCo to directors, officers and employees), including buying or selling puts or calls or other hedging transactions; or (iv) pledging ParentCo or subsidiary securities (provided, however, that brokerage account agreements may grant security interests in securities held at the broker to secure payment and performance obligations of the brokerage account holder in the ordinary course). CNXC has also adopted an insider hedging policy with similar prohibitions against hedging and pledging CNXC units. CoalCo expects to adopt a no hedging/pledging policy following the separation.

Perquisites. ParentCo provides limited perquisites that it believes are reasonable, competitive and consistent with its compensation program. ParentCo’s principal perquisite programs are more fully described in the footnotes to the Summary Compensation Table. ParentCo does not provide tax gross-ups on ParentCo-provided perquisite programs to its named executive officers. It is anticipated that a similar approach will be adopted by CoalCo after the separation.

Tax, Accounting, and Regulatory Considerations. ParentCo considers the effects of tax, accounting and other regulatory requirements in designing and implementing its compensation programs, and while these factors may impact plan designs, ultimately decisions reflect the pay strategy of ParentCo and program intent. With some exceptions, Section 162(m) of the Code limits ParentCo’s deduction for compensation in excess of $1 million paid to certain covered employees (generally ParentCo’s chief executive officer and the three next highest-paid executive officers, other than the chief financial officer). Compensation paid to covered employees is not subject to the deduction limitation if it is considered “qualified performance-based compensation” within the meaning of Section 162(m) of the Code. In order to serve the interests of ParentCo’s stockholders, performance-based awards are structured to comply with Section 162(m) of the Code to maximize ParentCo’s tax deductions.

Although ParentCo strives to provide the named executives with compensation packages that will preserve deductibility of significant components of those packages to the extent reasonably practicable or consistent with ParentCo’s compensation objectives, the ParentCo Compensation Committee believes that ParentCo stockholder interests are best served by not restricting flexibility in structuring, determining and ultimately approving payment with respect to these compensation programs (even if the programs or such decisions may result in certain nondeductible compensation).

In the case of CoalCo, Section 162(m) includes a special transition period for certain spin-offs of subsidiaries of publicly held companies that become separately held public companies. During this transition period, any compensation paid to covered employees under our equity and annual cash incentive plans will be exempt from the deduction limits under Section 162(m) for a limited period of time even without stockholder approval, so long as the other applicable requirements of Section 162(m) are met (i.e., requirements relating to the composition of the compensation committee, the performance goals and the certification of the performance goals). This transition period is applicable for compensation paid in connection with annual incentive bonuses, stock options, stock appreciation rights, restricted stock or restricted stock units prior to the first regularly scheduled meeting of our stockholders that occurs beginning 12 months after the date of the separation.

Compensation Policies and Practices as They Relate to ParentCo’s Risk Management. ParentCo’s 2016 compensation program was designed to motivate and reward ParentCo’s employees for their performance during the fiscal year and over the long term, and for taking appropriate business risks.

In January 2016, the ParentCo Compensation Committee reviewed an assessment of the risks, if any, to ParentCo associated with ParentCo’s compensation policies and practices. The ParentCo Compensation Committee, with management, reviewed and discussed the design features, characteristics, performance metrics and approval mechanisms for all of its various compensation components, to determine whether any of the compensation policies or programs could create risks that would be reasonably likely to have a material adverse effect on ParentCo. The assessment was also reviewed by ParentCo’s Internal Auditors and Human Resources Department. Based on this review, management, the ParentCo Compensation Committee and the ParentCo Board of Directors identified the following risk mitigating components, which they believed would likely reduce excessive risk-taking and mitigate incentives to maximize short-term results at the expense of long-term value:

•	Balanced Pay Mix: The target compensation mix of executive officers, including our named executives, is heavily weighted toward long-term incentive compensation.
•

Mix of Performance Metrics: ParentCo does not rely on a single performance metric to determine payouts for performance-based awards. Instead, performance targets are tied to a variety of metrics. Performance-based awards are also based, in part, on the achievement of strategic and operational objectives in addition to the foregoing metrics.

•

Calculation and Verification of Performance: Controls are in place to ensure accuracy of calculations as to actual performance against metrics. In cases where management determines performance scores, the ParentCo Compensation Committee and Board generally review and make judgments regarding these determinations.

•

Cap on Incentive Payouts: ParentCo’s incentive programs use financial measures with sliding scales, with amounts, if potentially earned, interpolated between threshold, target and maximum. Payouts are capped at a percentage of the target award to protect against excessive payouts.

•	Performance Period and Vesting Schedules: The performance period and vesting schedules for long-term incentives overlap and, therefore, reduce the motivation to maximize performance in any one period.
•	Stock Ownership and Retention Guidelines: These policies require named executives to own equity in ParentCo and retain shares of ParentCo acquired through equity grants for the long-term.

Based on the review of ParentCo’s internal controls and the risk mitigating components of ParentCo’s compensation programs identified in the management team’s risk assessment, together with the assistance of its outside compensation consultant, it was determined that ParentCo’s compensation policies and practices do not encourage executives or other non-executive employees to take excessive risks that are reasonably likely to have a material adverse effect on ParentCo. In the future, this risk assessment will be performed by the CoalCo Board of Directors or its compensation committee post separation.

Subsequent Events

Messrs. Brock and Salvatori each entered into an Amended and Restated Change in Control Severance Agreement with ParentCo, CNXC, the CNXC GP and CPCC on February 7, 2017. Notwithstanding the additional affiliates of ParentCo made party to the amended and restated agreements, the terms of these agreements are generally similar to the CIC Agreements that were in effect for each of Messrs. Brock and Salvatori as of December 31, 2016 discussed below. However, the amended and restated agreements differ in the following respects as to what each executive is entitled to receive upon an involuntary termination (including constructive termination) associated with a change in control:

•	in Mr. Salvatori’s case, a lump sum payment equal to 1.5 times his base pay plus 1.5 times his incentive pay (reduced from a multiple of 2.0 under Mr. Salvatori’s prior CIC Agreement);
•

continued medical and dental benefits for a period of 18 months following the date of termination, or monthly reimbursements in lieu thereof (reduced from a 24 month period under the prior CIC Agreements);

•

a lump-sum cash payment equal to the total amount that the executive would have received under ParentCo’s, CPCC’s or the CNXC GP’s 401(k) plan as a company match if such executive was eligible to participate in such 401(k) plan for the 18 month period after the date of termination, assuming such executive had contributed the maximum amount to the 401(k) plan for the match (reduced from a 24 month period under the prior CIC Agreements); and

•

a lump-sum cash payment equal to the difference between the present value of the executive’s accrued pension benefits at date of termination under ParentCo’s, CPCC’s or the CNXC GP’s qualified defined benefit pension plans and (if eligible) any plan or plans providing nonqualified retirement benefits and the present value of the accrued pension benefits to which such executive would have been entitled under the pension plans if he had continued participation in those plans for a period of 18 months after the date of termination (reduced from a 24 month period under Mr. Brock’s prior CIC Agreement, and increased from a 12 month period under Mr. Salvatori’s prior CIC Agreement).

In addition, the definition of change of control was revised to include the occurrence of any of the following events: (i) a transfer of ownership of assets or interests comprising more than seventy-five percent (75%) of the book value of the PAMC segment on ParentCo’s books as of September 30, 2016 (other than to CNXC or its subsidiaries, or to ParentCo subsidiaries); (ii) ParentCo fails to control, directly or indirectly, the CNXC GP; or (iii) other than a time when ParentCo or its subsidiaries do not control the CNXC GP, a change in control of ParentCo. As a result of this change of control definition, Messrs. Brock’s and Salvatori’s equity awards, as well as the equity awards held by one other employee of CoalCo, to the extent unvested, will vest at the time of the separation and, in the case of PSU award payout, if any, continue to be contingent upon the achievement of the applicable performance goals.

EXECUTIVE COMPENSATION

As discussed above, in 2016, Messrs. Brock and Khani were named executive officers of ParentCo, and Mr. Brock has also served, and will continue after the separation to serve, as an executive officer of the CNXC GP. Ms. Fredriksen served as an officer of ParentCo. Prior to the separation, Messrs. McCaffrey and Salvatori served, and will continue after the separation to serve, as officers of CPCC.

ParentCo and CNXC currently have in place an omnibus agreement under which CNXC agreed to reimburse ParentCo on a monthly basis for compensation-related expenses (including salary, bonus, incentive compensation and other amounts) attributable to the portion of a named executive’s compensation that is allocable to the CNXC GP, including the compensation of Mr. Brock. During 2015 and 2016, Mr. Brock devoted approximately 100% of his overall professional working time to the business and affairs of the PAMC. Messrs. McCaffrey and Salvatori devoted such time as was necessary based on their respective allocations of responsibilities. Net to CNXC’s 25% undivided interest in the PAMC, CNXC reimburses ParentCo for approximately 25% of the total compensation related expenses (including salary, bonus, incentive compensation and other amounts) incurred by ParentCo and attributable to the compensation of Mr. Brock. Bonus and long-term incentive compensation were not included in the amounts for the period from July 7, 2015 to December 31, 2015 as they were not a direct reimbursement to ParentCo. Please see “Certain Relationships and Related Party Transactions” for additional information regarding the omnibus agreement.

Summary Compensation Table – 2016, 2015 and 2014

The following table discloses the historical compensation earned by, or paid to, our named executives during the years indicated, including all compensation-related expenses disclosed above, which were paid by ParentCo (other than awards granted during 2016 under the CNXC LTIP, which were paid by CNXC). Titles refer to each named executive’s accepted position at CoalCo following the separation.

Name and Principal Position(1) (a)	Year (b)	Salary (c)	Stock Awards(2) (e)		Option Awards(2) (f)		Non-Equity Incentive Compensation(3) (g)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings(4) (h)	All Other Compensation (i)		Total (j)
James A. Brock,	2016	$409,654	$2,368,779		—		$533,000	$301,970	$45,606	(5)	$3,659,009
Chief Executive Officer	2015	$399,032	$766,181		—		$212,000	$7,422	$21,873		$1,406,508

David M. Khani,	2016	$517,188	$3,837,558		$1,855,103		$725,000	$87,749	$51,297	(6)	$7,073,895
Chief Financial Officer	2015	$504,539	$1,770,399		—		$288,000	$30,412	$48,885		$2,642,235
	2014	$489,000	$1,797,637		—		$686,000	$89,804	$44,339		$3,106,780

Katharine Fredriksen,	2016	$247,619	$71,667		$44,496		$175,082	$25,120	$42,829	(7)	$606,813
President

James McCaffrey, Senior Vice President- Coal Marketing	2016	$379,710	$362,657	(8)	$187,533	(8)	$379,710	$321,741	$66,534	(9)	$1,697,885

Kurt Salvatori, Chief Administrative Officer	2016	$218,264	$56,584		$35,129		$132,501	$82,253	$39,294	(10)	$564,025

(1)

We have excluded compensation for prior years to the extent permitted by applicable SEC rules. Mr. Khani was a “named executive officer” for purposes of ParentCo’s SEC disclosures in 2016, 2015 and 2014. Mr. Brock was a “named executive officer” for purposes of ParentCo’s SEC disclosure in 2016 and a “named executive officer” for purposes of CNXC’s SEC disclosure in 2016 and 2015. None of Ms. Fredriksen, Mr. McCaffrey or Mr. Salvatori were “named executive officers” for purposes of either ParentCo or CNXC SEC disclosure in 2016, 2015 or 2014.

(2)

ParentCo Equity Awards: The values set forth in the columns reflect ParentCo awards of (i) PSUs granted to all named executives in 2016, (ii) options granted to Messrs. Khani, McCaffrey, Salvatori and Ms. Fredriksen in 2016, (iii) PSUs and RSUs

granted to Messrs. Brock and Khani in 2015, and (iv) PSUs and RSUs granted to Mr. Khani in 2014. These values are based on the aggregate grant date fair value of such awards computed in accordance with SEC rules and FASB ASC Topic 718. The amounts reported in these columns reflect the accounting cost for these awards, and do not correspond to the actual economic value that may be received by the named executives.

Additionally, please note the following regarding the ParentCo 2016 PSU and option awards:

•

2016 PSUs. For the 2016 PSUs for Messrs. Brock and Khani, the grant date fair value is computed based upon a Monte Carlo simulation for both the TSR component and the Absolute Stock Price (ASP) component, which results in a valuation of 182% of the ParentCo stock price on May 11, 2016 of $15.23 per share. The TSR fair value component was determined using four primary input assumptions for an asset projection: the risk- free rate (.80%), the dividend yield for ParentCo (0%), the volatility of returns (68.30%), and the assumed correlation in stock returns among the comparator group, the S&P 500. The grant date fair value of the TSR portion was $26.81. The ASP fair value component requires three primary input assumptions for an asset projection: the risk-free rate (1.14%), the dividend yield (0%) for ParentCo, and the volatility of returns (52.80%). The grant date fair value of the ASP portion was $28.57. The value of the 2016 PSU awards in the Stock Awards column for FASB ASC Topic 718 purposes assumes that the highest level of the conditions will be achieved (resulting in no additional expense in the future).

•

2016 PSUs. For the 2016 PSUs for Ms. Fredriksen and Messrs. McCaffrey and Salvatori, the grant date fair value is computed based upon a Monte Carlo simulation for both the TSR component and the ASP component, which results in a valuation of 137% of the ParentCo stock price on January 29, 2016 of $7.94 per share. The TSR fair value component was determined using four primary input assumptions for an asset projection: the risk-free rate (.92%), the dividend yield for ParentCo (.50%), the volatility of returns (57.85%), and the assumed correlation in stock returns among the comparator group, the S&P 500. The grant date fair value of the TSR portion was $11.25. The ASP fair value component requires three primary input assumptions for an asset projection: the risk-free rate (1.31%), the dividend yield (.50%) for ParentCo, and the volatility of returns (48.86%). The grant date fair value of the ASP portion was $10.52. The value of the awards in the Stock Awards column on the January 29, 2016 grant date for FASB ASC Topic 718 purposes assumes that the highest level of the conditions will be achieved (resulting in no additional expense in the future).

•

2016 Options. For the 2016 options for Mr. Khani, the grant date fair value is computed based upon a Black-Scholes Model. The fair value of the options was determined using various assumptions: expected volatility (61.11%), dividend yield (0%), and the risk-free rate (1.12%). The grant date fair value of the options was $8.08.

•

2016 Options. For the 2016 options for Ms. Fredriksen and Messrs. McCaffrey and Salvatori, the grant date fair value is computed based upon a Black-Scholes Model. The fair value of the options was determined using various assumptions: expected volatility (61.42%), dividend yield (.50%), and the risk-free rate (1.21%). The grant date fair value of the options was $4.08.

A discussion of the relevant assumptions made in the valuation of these PSU and option awards is provided in Note 17 of ParentCo’s 2016 Annual Report on Form 10-K for the year ended December 31, 2016.

For the 2015 and 2014 RSUs, the grant date fair value is computed based upon the closing price per share of ParentCo’s stock on the actual grant date, which was $28.95 and $37.35, respectively. The 2015 and 2014 PSUs are made up of a performance component (ROCE*) and a TSR component. The performance component is computed based upon the closing price per share of ParentCo’s stock on the grant date, which was $28.95 and $37.35 in 2014 and 2015, respectively. The TSR component is computed using a Monte Carlo simulation with the same basic assumptions as described above: the risk-free rate (.74% in 2015 and .66% in 2014), the dividend yield for ParentCo (.86% in 2015 and .67% in 2014), the volatility of returns (32.30% in 2015 and 40.60% in 2014), and the assumed correlation in stock returns among the comparator group, the S&P 500. The fair value of the TSR component was $31.22 in 2015 and $48.50 in 2014.

CNXC Equity Awards: For Mr. Brock, the 2016 value reflects an award of CNXC phantom units granted under the CNXC LTIP, and is based on the aggregate grant date fair value of the award computed in accordance with SEC rules and FASB ASC Topic 718 based upon the closing price of CNXC units on the date of grant. A discussion of the relevant assumptions made in the valuation of the grant is provided in Note 20 of the 2016 Annual Report of CNXC for the year ended December 31, 2016.

(3)

Includes cash incentives earned in the applicable year under the ParentCo STIC program. The relevant performance measures underlying the cash awards were satisfied in the applicable annual performance period.

(4)

Amounts reflect the actuarial increase in the present value of the named executives’ benefits under ParentCo’s Employee Retirement Plan (qualified plan), ParentCo’s Retirement Restoration Plan, ParentCo’s Supplemental Retirement Plan (SERP) and ParentCo’s Defined Contribution Restoration Plan. These amounts were determined using the interest rate and mortality assumptions set forth in the financial statements of ParentCo’s applicable Annual Reports on Form 10-K (Notes 14, 16 and 16 in the ParentCo Annual Reports on Form 10-K for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014, respectively). Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings and the assumptions used to determine the present value, such as the discount rate. It should be noted that the pension values are calculated pursuant to SEC requirements that are based on assumptions used in preparing ParentCo’s audited financial statements for the applicable fiscal years and do not present actual value delivered to the named executives for those years.

(5)

For 2016, Mr. Brock’s personal benefits include spousal travel and a company vehicle. The amount shown also includes $15,900 in matching contributions and $15,900 in discretionary contributions made by ParentCo under its 401(k) plan.

(6)

For 2016, Mr. Khani’s personal benefits include an annual vehicle allowance, annual physical exam, and luncheon and city club dues. The amount shown also includes $15,900 in matching contributions and $15,900 in discretionary contributions made by ParentCo under its 401(k) plan.

(7)

For 2016, Ms. Fredriksen’s personal benefits include an annual vehicle allowance. The amount shown also includes $14,914 in matching contributions and $14,914 in discretionary contributions made by ParentCo under its 401(k) plan.

(8)

Amount includes $174,064 in column (e) and $70,441 in column (f) associated with the modification and acceleration of vesting of Mr. McCaffrey’s equity awards, as described under “Understanding Our Change in Control and Employment Termination Tables and Information-Retention Agreement” below, valued in accordance with FASB ASC Topic 718.

(9)

For 2016, Mr. McCaffrey’s personal benefits include an annual vehicle allowance, annual physical exam, and country club dues and associated tax gross up. The amount shown also includes $15,900 in matching contributions and $15,900 in discretionary contributions made by ParentCo under its 401(k) plan.

(10)

For 2016, Mr. Salvatori’s personal benefits include an annual vehicle allowance. The amount shown also includes $13,147 in matching contributions and $13,147 in discretionary contributions made by ParentCo under its 401(k) plan.

Grants of Plan-Based Awards – 2016

The following table sets forth each grant made to our named executives in the 2016 fiscal year under plans established by ParentCo or under the CNXC LTIP.

Name	Grant Date		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (ParentCo STIC Awards)(1)			Estimated Future Payouts Under Equity Incentive Plan Awards (ParentCo PSUs)(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (Target)(4) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
James A. Brock	—		106,600	266,500	533,000	—	—	—	—	—	—	—
	1/29/16	(3)	—	—	—	34,635	69,270	138,540	—	—	—	$1,918,779
	1/29/16	(5)	—	—	—	—	—	—	56,963	—	—	$450,000
David M. Khani	—		144,935	362,338	724,676	—	—	—	—	—	—	—
	1/29/16	(3)	—	—	—	69,270	138,540	277,080	—	—	—	$3,837,558
	1/29/16	(3)	—	—	—	—	—	—	—	229,592	$7.94	$1,855,103
Katharine Fredriksen	—		43,771	87,541	175,082	—	—	—	—	—	—	—
	1/29/16	(3)	—	—	—	3,291	6,581	13,162	—	—	—	$71,667
	1/29/16	(3)	—	—	—	—	—	—	—	10,906	$7.94	$44,496
James McCaffrey	—		94,927	189,855	379,710	—	—	—	—	—	—	—
	1/29/16	(3)	—	—	—	8,659	17,318	34,636	—	—	—	$362,657	(6)
	1/29/16	(3)	—	—	—	—	—	—	—	28,699	$7.94	$187,533	(6)
Kurt Salvatori	—		33,125	66,250	132,501	—	—	—	—	—	—	—
	1/29/16	(3)	—	—	—	2,598	5,196	10,392	—	—	—	$56,584
	1/29/16	(3)	—	—	—	—	—	—	—	8,610	$7.94	$35,129

(1)

Awards were made pursuant to the ParentCo STIC program under the ParentCo Executive Annual Incentive Plan. Actual incentive plan payments based on fiscal 2016 performance are set forth in column (g) of the Summary Compensation Table.

(2)

These columns report the number of ParentCo PSUs that may be earned pursuant to awards granted under the ParentCo LTIP. The amounts reflect threshold (50%), target (100%), and maximum (200%) performance levels.

(3)	Grants were made under the ParentCo LTIP.

(4)

The values set forth in this column reflect awards of 2016-2020 ParentCo PSUs (at target), ParentCo options, and CNXC phantom units and are based on the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. The values set forth in this table may not correspond to the actual values that will be realized by the named executives.

(5)	Grant was made under the CNXC LTIP.

(6)

Amount includes $174,064 and $70,441 associated with the modification and acceleration of vesting of Mr. McCaffrey’s PSU award and 2016 option award, respectively, as described under “Understanding Our Change in Control and Employment Termination Tables and Information-Retention Agreement” below, valued in accordance with FASB ASC Topic 718.

Understanding Our Summary Compensation and Grants of Plan-Based Awards Tables

Historically, as further described in the CD&A, pursuant to various plans adopted by ParentCo and CNXC, our named executives were eligible to receive annual cash incentive awards based on the achievement of certain performance targets, and long-term equity awards generally in the form of options, RSUs, and PSUs under the ParentCo LTIP and/or phantom units under the CNXC LTIP. Each of these elements of compensation and the plans under which they are awarded are discussed below in greater detail.

ParentCo STIC Program. The ParentCo STIC program provides participants with an opportunity to earn performance based annual cash bonus awards. Target annual bonus levels are established at the beginning of each year and are based on a percentage of the executive’s base salary. To be eligible to receive an annual award under the ParentCo STIC program, a named executive must generally be an active, full-time employee on December 31 of the year in which the award was granted. For more information on the ParentCo STIC program, see “Compensation and Discussion Analysis” above.

ParentCo PSUs. The PSU awards represent a contingent right to receive shares of ParentCo common stock, to the extent such units are earned, and become payable pursuant to the terms of the ParentCo LTIP and related award documents.

ParentCo Options. Option grants to employees generally vest ratably over a three-year period from the grant date with each option, once vested, representing the right to receive a share of stock upon exercise of the option. The ParentCo Compensation Committee (or its designee) determines the number of options to be granted to each participant, the term of the option (generally ten years), and the other terms and conditions of their option awards.

ParentCo RSUs. RSUs were granted under the ParentCo LTIP. The ParentCo Compensation Committee determined the number of RSUs to be granted to each participant, the duration of such awards, the conditions under which the RSUs may be forfeited to ParentCo, and the other terms and conditions of such awards.

CNXC LTIP. In 2016, CNXC issued long-term incentive awards consisting of phantom units, which vest one-third per year under the CNXC LTIP to its executives and key employees. In 2016, CNXC issued phantom units to Mr. Brock as discussed above.

Outstanding Equity Awards at Fiscal Year-End for ParentCo – 2016

The following table sets forth all unexercised options and unvested RSU and PSU awards that have been awarded to our named executives under the ParentCo LTIP and were outstanding as of December 31, 2016.

			Option Awards								Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested(1) ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(2) (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($) (j)
James A. Brock	6,432	(3)	—		—	34.850	2/20/2017	—		—	—	—
	3,111	(4)	—		—	78.650	2/19/2018	—		—	—	—
	6,347	(5)	—		—	27.900	2/17/2019	—		—	—	—
	4,115	(6)	—		—	50.500	2/16/2020	—		—	—	—
	6,329	(7)	—		—	48.610	2/23/2021	—		—	—	—
	12,420	(8)	—		—	36.14	1/26/2022	—		—	—	—
	—		—		—	—	—	10,983	(9)	200,220	—	—
	—		—		—	—	—	10,896	(10)	198,634	—	—
	—		—		—	—	—	27,708	(11)	505,117	—	—
	—		—		—	—	—	—		—	125,179	2,282,013
David M. Khani	7,487	(8)	—		—	35.820	3/01/2022	—		—	—	—
	—		229,592	(12)	—	7.940	1/29/2026	—		—	—	—
	—		—		—	—	—	22,510	(9)	410,357	—	—
	—		—		—	—	—	19,885	(13)	362,504	—	—
	—		—		—	—	—	13,561	(14)	247,217	—	—
	—		—		—	—	—	55,416	(11)	1,010,234	—	—
	—		—		—	—	—	—		—	254,821	4,645,387
Katharine Fredriksen	2,911	(7)	—		—	48.610	2/23/2021	—		—	—	—
	3,371	(8)	—		—	36.140	3/01/2022	—		—	—	—
	—		10,906	(12)	—	7.940	1/29/2026	—		—	—	—
	—		—		—	—	—	1,406	(9)	25,631	—	—
	—		—		—	—	—	2,632	(11)	47,981	—	—
	—		—		—	—	—	—		—	12,177	221,987
James McCaffrey	3,458	(15)	—		—	39.470	4/02/2017	—		—	—	—
	3,566	(3)	—		—	34.850	2/20/2017	—		—	—	—
	3,457	(4)	—		—	78.650	2/19/2018	—		—	—	—
	8,815	(5)	—		—	27.900	2/17/2019	—		—	—	—
	5,716	(6)	—		—	50.500	2/16/2020	—		—	—	—
	6,329	(7)	—		—	48.610	2/23/2021	—		—	—	—
	8,872	(8)	—		—	36.140	1/26/2022	—		—	—	—
	28,699	(12)(17)	—			7.940	1/29/2026
	—		—		—	—	—	—		—	—	—
	—		—		—	—	—	6,924	(11)	126,225	—	—
	—		—		—	—	—	—		—	31,187	568,539
Kurt Salvatori	1,505	(5)	—		—	27.900	2/17/2019	—		—	—	—
	1,372	(6)	—		—	50.500	2/16/2020	—		—	—	—
	570	(16)	—		—	53.130	4/01/2021	—		—	—	—
	1,506	(7)	—		—	48.610	2/23/2021	—		—	—	—
	2,661	(8)	—		—	36.14	1/26/2022	—		—	—	—
	8,610	(12)				7.940	1/29/2026
	—		—		—	—	—	1,893	(9)	34,509	—	—
	—		—		—	—	—	2,076	(11)	37,845	—	—
	—		—		—	—	—	—		—	10,050	183,212

(1)

The market value for ParentCo RSUs and PSUs was determined by multiplying the closing market price for ParentCo common stock on December 30, 2016 ($18.23) by the number of shares relating to the RSU and PSU awards.

(2)

This column shows the aggregate number of unvested ParentCo PSUs for which the performance period has not lapsed. The performance period for the ParentCo PSU awards granted in 2016 is January 1, 2016 through December 31, 2020, vesting 20% per year (with only the 2017 through 2020 tranches remaining outstanding). The performance period for the PSU awards granted in 2015 is January 1, 2015 through December 31, 2017. The ParentCo PSU amounts presented for the 2016 PSU awards are based on achieving performance goals at the maximum level and for the 2015 PSU awards are based on achieving performance goals at the target level.

(3)	ParentCo options granted on February 20, 2007 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(4)	ParentCo options granted February 19, 2008 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(5)	ParentCo options granted February 17, 2009 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(6)	ParentCo options granted February 16, 2010 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(7)	ParentCo options granted February 23, 2011 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(8)	ParentCo options granted February 29, 2012 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date
(9)	ParentCo RSUs granted on January 31, 2014 and January 30, 2015 vest in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(10)	ParentCo RSUs granted on September 24, 2014 which, subject to continued employment, vest in one lump sum on the fifth anniversary of the grant date.
(11)	The performance period for the 2016 tranche of the 2016 ParentCo PSU awards was January 1, 2016 through December 31, 2016. The amounts are based on actual performance results for the period.
(12)	ParentCo options granted on January 29, 2016 that vest and become exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(13)	ParentCo RSUs granted on January 31, 2014, which, subject to continued employment, vest in one lump sum on the fifth anniversary of the grant date.
(14)	The performance period for the ParentCo PSU awards was January 1, 2014 through December 31, 2016. The amounts are based on actual performance results for the period.
(15)	ParentCo options granted on April 2, 2007 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(16)	ParentCo options granted on April 1, 2011 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(17)	Vesting of ParentCo options accelerated pursuant to terms of the Retention Agreement discussed in “Understanding Our Change in Control and Employment Termination Tables and Information.”

Outstanding Equity Awards at Fiscal Year-End for CNXC– 2016

The following table sets forth the outstanding equity award that was granted to Mr. Brock under the CNXC LTIP and that was outstanding as of December 31, 2016.

	Option Awards				Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) (Exercisable) (b)	Number of Securities Underlying Unexercised Options (#) (Unexercisable) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#) Options (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested(1) (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
James A. Brock	—	—	—	—	—	56,963	$1,039,575	—	—
David M. Khani	—	—	—	—	—	—	—	—	—
Katharine Fredriksen	—	—	—	—	—	—	—	—	—
James McCaffrey	—	—	—	—	—	—	—	—	—
Kurt Salvatori	—	—	—	—	—	—	—	—	—

(1)	These phantom units were granted on January 29, 2016 and vest in three equal installments (subject to rounding) beginning on the first anniversary of the grant date.

(2)

The market value for CNXC phantom units was determined by multiplying the closing market price for CNXC common units on December 30, 2016 ($18.25) by the number of units underlying the award. These phantom units were granted on January 29, 2016 and vest in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

Option Exercises and Stock Vested Table – 2016

The following table sets forth information concerning each exercise of ParentCo stock options and the vesting of RSUs and PSUs of ParentCo during the 2016 fiscal year.

	Option Awards		Stock Awards(1)
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
James A. Brock	—	—	7,072	59,334
David M. Khani	—	—	13,462	112,946
Katharine Fredriksen	—	—	1,409	11,821
James McCaffrey	—	—	7,990	105,945
Kurt Salvatori	—	—	1,897	16,031

(1)	Values include vesting of RSU awards granted in each of 2014 and 2015.

Pension Benefits Table – 2016

The following table provides information with respect to each plan offered by ParentCo that provides for specified retirement payments or benefits, or payments or benefits that will be provided primarily following retirement, including tax-qualified defined benefit plans and non-qualified defined benefit plans (which we refer to as the Supplemental Retirement Plan and the New Restoration Plan), but excluding nonqualified defined contribution plans.

Name	ParentCo Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit(1) ($)	Payments During Last Fiscal Year ($)
James A. Brock	Employee Retirement Plan	34	$1,249,683	—
	Retirement Restoration Plan	25	$167,902	—
	Supplemental Retirement Plan	20	$1,493,346	—
	New Restoration Plan	5	$187,503	—
David M. Khani	Employee Retirement Plan	3	$33,841	—
	Supplemental Retirement Plan	0.25	$17,014	—
	New Restoration Plan	5	$265,359	—
Katharine Fredriksen	Employee Retirement Plan	4	$8,492	—
	Supplemental Retirement Plan	1	$38,912	—
	New Restoration Plan	5	$67,245	—
James McCaffrey	Employee Retirement Plan	38	$1,409,681	—
	Retirement Restoration Plan	29	$522,747	—
	Supplemental Retirement Plan	20	$1,416,965	—
	New Restoration Plan	5	$154,763	—
Kurt Salvatori	Employee Retirement Plan	23	$340,977	—
	Supplemental Retirement Plan	20	$267,514	—
	New Restoration Plan	5	$53,555	—

(1)

The accumulated benefits included in this column were computed through December 31, 2016 using the assumptions stated in the financial statements included in ParentCo’s 2016 Annual Report on Form 10-K (Note 14).

Understanding Our Pension Benefits Table

This section provides information regarding ParentCo’s retirement programs, which include the following:

•	Employee Retirement Plan;
•	Retirement Restoration Plan;
•	Supplemental Retirement Plan; and
•	New Restoration Plan.

Employee Retirement Plan (the Pension Plan)

The Pension Plan is a defined benefit plan that pays retirement benefits based on years of service and compensation. It is a qualified plan, meaning that it is subject to a variety of IRS rules. These rules contain various requirements on coverage, funding, vesting and the amount of compensation that can be taken into account in calculating benefits. The Pension Plan has a fairly broad application across ParentCo’s employee population and formed a part of the general retirement benefit program available to employees through December 31, 2015. Effective January 1, 2016, the Pension Plan was frozen.

Eligibility. The Pension Plan covers employees of ParentCo and affiliated participating companies that are classified as regular, full-time employees or that complete 1,000 hours of service during a specified twelve-month period. The Pension Plan does not include other categories of individuals, such as leased employees, independent contractors and employees covered by a collective bargaining agreement that does not provide for participation in the Pension Plan. On September 30, 2014, the Pension Plan was amended to reduce future accruals of pension benefits as of December 31, 2014. The plan amendment called for a hard freeze of the Pension Plan on December 31, 2014 for employees who were under age 40 or had less than 10 years of service as of September 30, 2014. In addition, employees hired or rehired on or after October 1, 2014 are not eligible to participate in the Pension Plan. Beginning January 1, 2015, ParentCo contributed an additional 3% Qualified Non-Elective Contribution (QNEC) of eligible compensation into the ParentCo’s qualified 401(k) plan (401(k) Plan) accounts for these affected employees. Employees who were age 40 or over and had at least 10 years of service as of September 30, 2014 continued in the Pension Plan unchanged and were not eligible for the QNEC. As a result of this amendment, Mr. Khani and Ms. Fredriksen received the additional 3% QNEC into their 401(k) plan accounts effective January 1, 2015 and did not accrue any additional benefits under the Pension Plan after December 31, 2014. Messrs. Brock, McCaffrey and Salvatori were not impacted by these changes and continued in the Pension Plan unchanged, with no eligibility for the QNEC, during 2015. On September 9, 2015, the Pension Plan was amended to cease future accruals of pension benefits as of December 31, 2015. The plan amendment implemented a hard freeze of the Pension Plan on December 31, 2015 for all remaining participants in the plan. In addition, the 401(k) plan was amended to end the additional 3% QNEC as of December 31, 2015. As a result of these amendments, Messrs. Brock, McCaffrey and Salvatori have not accrued any additional benefits under the Pension Plan after December 31, 2015 and Mr. Khani and Ms. Fredriksen have ceased to receive any further QNEC under the 401(k) plan after December 31, 2015.

Incapacity Retirement. Employees who have attained age 40 with at least ten years of service who are deemed disabled and consequently receive a Social Security disability award (proving the disability occurred while employed by ParentCo or a participating affiliated company) are eligible for an incapacity retirement resulting in an unreduced benefit under the Pension Plan, payable in the form of an annuity, commencing the month following termination. Messrs. Brock, McCaffrey and Salvatori have satisfied the age and service conditions necessary to be eligible for incapacity retirement under the Pension Plan as of December 31, 2016, if they had incurred a qualifying disability on that date.

Separation Retirement. Employees who terminate employment with five or more years of service prior to attaining age 50, or who have attained age 50 but have fewer than ten years of service upon termination, qualify for separation retirement. Payment of the accrued vested benefit is payable at an amount reduced for payments commencing prior to age 65, or the full benefit may be paid at age 65. As of December 31, 2016, Messrs. Khani, Salvatori and Ms. Fredriksen are eligible for separation retirement under the Pension Plan.

Early Retirement. Employees who have completed ten or more years of service and are age 50 or older upon termination are eligible for early retirement. Under early retirement, an employee may elect to defer payment to age 65 or elect to begin receiving payment the first of any month up to age 65, subject to a reduction for age. Payments commencing prior to age 65 are reduced based on various early reduction schedules depending upon age at the payment commencement date and years of service at the time of termination. As of December 31, 2016, Messrs. Brock and McCaffrey are eligible for early retirement under the Pension Plan.

Normal Retirement. Employees who terminate employment and have attained age 65 qualify for normal retirement. Payment of the full benefit commences the month following termination. None of the named executives qualify for normal retirement under the Pension Plan as of December 31, 2016.

Form of Payment. The portion of accrued pension benefits earned under the Pension Plan as of December 31, 2005 may be, upon the election of the participant, paid in the form of a lump-sum payment except in the case of an incapacity retirement as discussed above. Pension benefits earned after January 1, 2006 are payable in the form of a single life annuity, 50% joint and survivor annuity, 75% joint and survivor annuity or 100% joint and survivor annuity.

Calculation of Benefits. Pension benefits, which are now frozen, are based on an employee’s years of service and average monthly pay during the employee’s five highest-paid years while eligible for service under the Pension

Plan. Average monthly pay for this purpose excludes compensation in excess of limits imposed by the Code. Due to the Plan being frozen, average monthly pay is based on pay as of December 31, 2014 for Mr. Khani and Ms. Fredriksen and as of December 31, 2015 for Messrs. Brock, McCaffrey and Salvatori. Prior to January 1, 2006, pension benefits were calculated based on the average monthly pay during the employee’s three highest-paid years and included annual amounts payable under ParentCo’s STIC program, again excluding compensation in excess of limits imposed by the Code.

Retirement Restoration Plan (the Restoration Plan)

The Restoration Plan is an unfunded deferred compensation plan maintained by ParentCo for the benefit of employees whose eligible compensation under the Pension Plan exceeded limits imposed by the federal income tax laws. ParentCo established this plan in order to attract and retain persons that ParentCo considered to be important to its success by providing retirement benefits that are not restricted by the statutory limitations imposed by the Code.

In December 2006, ParentCo’s Board authorized amendments to the Restoration Plan which froze the plan effective December 31, 2006 for ParentCo employees. After the applicable date, no existing participant accrues benefits and no compensation or service is counted for purposes of the Restoration Plan. A participant’s benefit is calculated as of the applicable date with reference to the participant’s benefits under the Pension Plan as of that date.

To comply with Section 409A of the federal income tax laws, the Restoration Plan was further amended to provide that all distributions of benefits accrued and vested under the plan as of December 31, 2006 will be paid in a lump sum. Any such lump-sum distribution of benefits will be paid no later than 30 days following the later to occur of the end of the month following the month in which the participant turns age 50 or the end of the month following the month in which the participant incurs a separation of service. The benefits will be calculated and actuarially reduced, as necessary (using assumptions specified in the Pension Plan), based on a participant’s benefits being initially expressed as a single life annuity payable commencing on such participant’s normal retirement date.

Payment under the plan may not commence prior to age 50, except in the event of an incapacity retirement or under a termination due to a change in control. Payments commencing prior to age 65 are reduced based on various early reduction schedules depending upon age at the payment commencement date and years of service at the time of termination. Benefits under the Restoration Plan are paid in the form of a lump sum. As of December 31, 2016, Messrs. Brock and McCaffrey were eligible for early retirement under the Restoration Plan.

Supplemental Retirement Plan

On December 5, 2006, ParentCo’s Board approved and adopted the Supplemental Retirement Plan, effective January 1, 2007. Certain modifications were made to the Supplemental Retirement Plan which became effective December 4, 2007. ParentCo’s Supplemental Retirement Plan is designed primarily for the purpose of providing benefits for a select group of management and highly compensated employees of ParentCo and its subsidiaries and is intended to qualify as a top hat plan under the Employee Retirement Income Security Act of 1974, as amended. ParentCo’s Supplemental Retirement Plan is an unfunded, unsecured obligation of ParentCo, the benefits of which will be paid from its general assets.

All of the named executives are participants in the Supplemental Retirement Plan. In September 2011, ParentCo’s Board of Directors authorized amendments to the Supplemental Retirement Plan, which froze the plan effective December 31, 2011 for current and future ParentCo employees, except for certain officers referred to hereafter as the excepted employees. After the applicable date, no existing participant or future ParentCo employee, other than the excepted employees, accrues benefits and no compensation or service is counted for purposes of calculating benefits under the Supplemental Retirement Plan. Frozen participant’s years of service will continue to accrue solely for vesting purposes. All of the named executives are frozen participants under the Supplemental Retirement Plan. ParentCo established the Supplemental Retirement Plan in order to attract and maintain persons that we considered to be important to our success by providing benefits that are not restricted by the statutory limitations imposed by the federal income tax laws.

The ParentCo Compensation Committee has reserved the right to terminate a participant’s participation in the Supplemental Retirement Plan at any time. Additionally, if a participant’s employment is terminated or if a participant no longer meets the Supplemental Retirement Plan’s basic eligibility standards, the participant’s participation in the Supplemental Retirement Plan (and such person’s right to accrue any benefits thereunder) will terminate automatically with no further action required. Final average compensation and years of service will be determined at such time.

The amount of each participant’s benefits under the plan as of age 65 (expressed as an annual amount) will be equal to 50% of final average compensation multiplied by the service fraction as calculated on the participant’s date of employment termination with ParentCo. Final average compensation means the average of a participant’s five highest consecutive annual compensation amounts (annual base salary plus amounts received under the STIC program) while employed by ParentCo or its subsidiaries. The service fraction means a fraction with a numerator equal to a participant’s number of years of service and with a denominator of 20. The service fraction can never exceed one.

The benefits described above will be reduced by a participant’s age 65 vested benefits (including benefits which have been paid or are payable in the future (converted to an annual amount)) under: (i) the Pension Plan; (ii) the Restoration Plan; and (iii) any other plan or arrangement providing retirement-type benefits, including arrangements with prior employers, to the extent service with such other employer or under such arrangement is credited under the Supplemental Retirement Plan. No benefit will be vested under the Supplemental Retirement Plan until a participant has five years of service with ParentCo or its participating subsidiaries while the participant meets the eligibility standards in the plan.

Benefits under the Supplemental Retirement Plan will be paid in the form of a life annuity with a guaranteed term of 20 years (which will be the actuarial equivalent of a single life annuity) commencing in the month following the later to occur of: (a) the end of the month following the month in which the participant turns age 50, or (b) the end of the month following the month in which the employment termination of a participant occurs. In the event the benefits commence prior to the participant’s normal retirement age, the benefit will be actuarially reduced as necessary (using assumptions specified in the Pension Plan).

New Restoration Plan

In September 2011, ParentCo’s Board approved and adopted the New Restoration Plan, effective January 1, 2012. The New Restoration Plan is designed primarily for the purpose of providing benefits for a select group of management and highly compensated employees of ParentCo and its subsidiaries and is intended to qualify as a “top hat” plan under the Employee Retirement Income Security Act of 1974, as amended. The New Restoration Plan is an unfunded, unsecured obligation of ParentCo, the benefits of which will be paid from its general assets. ParentCo employees who are eligible to participate and accrue benefits in the Supplemental Retirement Plan are ineligible to participate in the New Restoration Plan.

ParentCo’s Board established the New Restoration Plan upon the freezing of the Supplemental Retirement Plan as to certain employees in order to attract and retain persons that we considered to be important to our success by providing benefits that are not restricted by the statutory limitations imposed by the federal income tax laws. All of the named executives are participants in the New Restoration Plan.

The ParentCo Compensation Committee has reserved the right to terminate a participant’s participation in the New Restoration Plan at any time. Additionally, if a participant’s employment is terminated or if a participant no longer meets the New Restoration Plan’s basic eligibility standards, the participant’s participation in the New Restoration Plan (and such person’s right to accrue any benefits thereunder) will terminate automatically with no further action required.

Eligibility for benefits under the New Restoration Plan is determined each calendar year (the Award Period). Participants whose sum of annual base pay as of December 31 and amounts received under the ParentCo STIC program or other annual incentive program earned for services rendered by the participant during the Award Period exceed the compensation limits imposed by section 401(a)(17) of the Code (up to $265,000 for 2016) are eligible for benefits under the New Restoration Plan for the Award Period. The amount of each eligible participant’s benefit under the plan is equal to 9% times annual base salary as of December 31 and amounts received under the ParentCo STIC program or other annual incentive program earned for services rendered by the participant during the Award Period less 6% times the lesser of annual base salary as of December 31 or the compensation limit imposed by the Code for the Award Period ($265,000 for 2016).

Benefits under the New Restoration Plan will be paid in the form of two hundred forty (240) equal monthly installments, with each installment equal to the value of the participant’s account at commencement divided by two hundred forty (240). Benefits shall commence in the month immediately following the later to occur of (i) the month in which the participant turns age 60, or (ii) the month containing the six-month anniversary date of the participant’s separation from service.

Potential Payments upon Termination or Change in Control Tables

Except as otherwise provided, the following narrative and tables set forth the potential payments and the value of other benefits that would vest or otherwise accelerate vesting at, following, or in connection with any termination, including without limitation resignation, incapacity retirement or a constructive termination of a named executive, or a change in control of ParentCo, or, if applicable to the named executive, a change in control of CNXC, or a change in the named executive’s responsibilities, as such scenarios are contemplated in the contracts, agreements, plans or arrangements described below.

The payments and benefits detailed in the table below are in addition to any payments and benefits under the plans and arrangements that are offered or provided generally to all salaried employees on a nondiscriminatory basis and any accumulated vested benefits for each named executive, including those set forth in the Pension Benefits Table – 2016, and any stock options vested as of December 31, 2016 (which are set forth in the Outstanding Equity Awards at Fiscal Year-End Table for ParentCo – 2016). The table assumes that employment termination and/or the change in control occurred on December 31, 2016 and a valuation of ParentCo’s common stock based on its closing market price per share on December 30, 2016 of $18.23 per share, and a valuation of CNXC’s common units based on its closing market price per unit on December 30, 2016 of $18.25 per unit. The table also assumes that the named executive will take all action necessary or appropriate for such person to receive the maximum available benefit, such as execution of a release of claims and compliance with restrictive covenants described below.

JAMES A. BROCK*

Executive Benefits and Payments Upon Termination Compensation:	Incapacity Retirement (with a social security disability)	Termination for Good Reason or Not for Cause (reduction in force)	Termination For Cause	Death	Disability (without a social security disability)	Change in Control Termination(1)
Compensation:
Base Salary	—	—	—	—	—	$820,000
Short-Term Incentive(2)	—	—	—	$266,500	—	$610,002
Severance Pay Plan(3)	—	$197,115	—	—	—	—
Long-Term Incentive Compensation:(4)
Options: Unvested	—	—	—	—	—	—
RSUs: Unvested	$341,193	$341,193	—	$341,193	—	$341,193
PSUs: Unvested	$174,364	$261,545	—	$766,663	$174,364	$766,663
CNXC Phantom Units: Unvested	$1,039,575	—	—	$1,039,575	—	$1,039,575
Benefits and Perquisites:
Outplacement service	—	—	—	—	—	$25,000
Continuation of medical/ drug/ dental benefits(5)	—	—	—	—	—	$24,019
401(k) payment	—	—	—	—	—	$31,800
Restoration Plan	—	—	—	—	—	$9,189
Supplemental Retirement Plan(6)	—	—	—	—	—	$1,166,120
New Restoration Plan	—	—	—	—	—	$66,678
280G Tax Reduction(7)	—	—	—	—	—	$(1,086,351)

TOTAL	$1,555,132	$799,853	—	$2,413,931	$174,364	$3,813,888

*	Applicable footnotes follow the last table in this section of the information statement.

DAVID M. KHANI*

Executive Benefits and Payments Upon Termination Compensation:	Incapacity Retirement (with a social security disability)	Termination for Good Reason or Not for Cause (reduction in force)	Termination For Cause	Death	Disability (without a social security disability)	Change in Control Termination(1)
Compensation:
Base Salary	—	—	—	—	—	$1,294,063
Short-Term Incentive(2)	—	—	—	$362,338	—	$1,165,833
Severance Pay Plan(3)	—	$79,635	—	—	—	—
Long-Term Incentive Compensation:(4)
Options: Unvested	$2,362,502	—	—	$2,362,502	—	$2,362,502
RSUs: Unvested	$772,861	$772,861	—	$772,861	—	$772,861
PSUs: Unvested	$402,968	$604,452	—	$1,614,686	$402,968	$1,614,686
CNX Phantom Units: Unvested	—	—	—	—	—	—
Benefits and Perquisites:
Outplacement service	—	—	—	—	—	$25,000
Continuation of medical/drug/dental benefits(5)	—	—	—	—	—	$24,506
Supplemental Retirement Plan(6)	—	—	—	—	—	$17,617
401(k) payment	—	—	—	—	—	$39,750
New Restoration Plan	—	—	—	—	—	$148,323
280G Tax Reduction(7)	—	—	—	—	—	$(1,846,594)

TOTAL	$3,538,331	$1,456,948	—	$5,112,387	$402,968	$5,618,547

*	Applicable footnotes follow the last table in this section of the information statement.

KATHARINE FREDRIKSEN*

Executive Benefits and Payments Upon Termination Compensation:	Incapacity Retirement (with a social security disability)	Termination for Good Reason or Not for Cause (reduction in force)	Termination For Cause	Death	Disability (without a social security disability)	Change in Control Termination(1)
Compensation:
Base Salary	—	—	—	—	—	$375,177
Short-Term Incentive(2)	—	—	—	$87,541	—	$161,483
Severance Pay Plan(3)	—	$38,480	—	—	—	—
Long-Term Incentive Compensation:(4)
Options: Unvested	$112,223	—	—	$112,223	—	$112,223
RSUs: Unvested	$25,631	$25,631	—	$25,631	—	$25,631
PSUs: Unvested	$20,016	$30,025	—	$78,013	$20,016	$78,013
CNXC Phantom Units: Unvested	—	—	—	—	—	—
Benefits and Perquisites:
Outplacement service	—	—	—	—	—	$25,000
Continuation of medical/drug/dental benefits(5)	—	—	—	—	—	$8,015
401(k) payment	—	—	—	—	—	$22,511
Supplemental Retirement Plan(6)	—	—	—	—	—	$46,097
New Restoration Plan	—	—	—	—	—	$23,430
280G Tax Reduction(7)	—	—	—	—	—	—

TOTAL	$157,870	$94,136	—	$303,408	$20,016	$877,580

*	Applicable footnotes follow the last table in this section of the information statement.

JAMES MCCAFFREY*

Executive Benefits and Payments Upon Termination Compensation:	Incapacity Retirement (with a social security disability)	Termination for Good Reason or Not for Cause (reduction in force)	Termination For Cause	Death	Disability (without a social security disability)	Change in Control Termination(1)
Compensation:
Base Salary	—	—	—	—	—	$759,419
Short-Term Incentive(2)	—	—	—	$189,855	—	$439,285
Severance Pay Plan(3)	—	$182,553	—		—	—
Long-Term Incentive Compensation:(4)(8)
Options: Unvested	—	—	—	—	—	—
RSUs: Unvested	—	—	—	—	—	—
PSUs: Unvested	—	—	—	—	—	$189,632
CNXC Phantom Units: Unvested	—	—	—	—	—	—
Benefits and Perquisites:
Outplacement service	—	—	—	—	—	$25,000
Continuation of medical/drug/dental benefits(5)	—	—	—	—	—	$25,516
401(k) payment	—	—	—	—	—	$31,800
Restoration Plan	—	—	—	—	—	$34,942
Supplemental Retirement Plan(6)	—	—	—	—	—	$1,109,609
New Restoration Plan	—	—	—	—	—	$52,265
280G Tax Reduction(7)(8)	—	—	—	—	—	$(52,889)

TOTAL	—	$182,553	—	$189,855	—	$2,614,579

*	Applicable footnotes follow the last table in this section of the information statement.

KURT SALVATORI*

Executive Benefits and Payments Upon Termination Compensation:	Incapacity Retirement (with a social security disability)	Termination for Good Reason or Not for Cause (reduction in force)	Termination For Cause	Death	Disability (without a social security disability)	Change in Control Termination(1)
Compensation:
Base Salary	—	—	—	—	—	$441,670
Short-Term Incentive(2)	—	—	—	$66,250	—	$165,452
Severance Pay Plan(3)	—	$106,171	—	—	—	—
Long-Term Incentive Compensation:(4)
Options: Unvested	$88,597	—	—	$88,597	—	$88,597
RSUs: Unvested	$34,509	$34,509	—	$34,509	—	$34,509
PSUs: Unvested	$21,074	$31,611	—	$69,500	$21,074	$69,500
CNXC Phantom Units: Unvested	—	—	—	—	—	—
Benefits and Perquisites:
Outplacement service	—	—	—	—	—	$25,000
Continuation of medical/drug/dental benefits(5)	—	—	—	—	—	$28,814
401(k) payment	—	—	—	—	—	$26,500
Supplemental Retirement Plan(6)	—	—	—	—	—	$514,327
New Restoration Plan	—	—	—	—	—	$19,009
280G Tax Reduction(7)	—	—	—	—	—	$(236,047)

TOTAL	$144,180	$172,291	—	$258,856	$21,074	$1,177,331

*	Applicable footnotes follow the last table in this section of the information statement.

(1)

If a change in control as described in the applicable agreements occurred and the named executive’s employment did not terminate, the named executive would be entitled only to the payments and benefits shown under Long-Term Incentive Compensation. The narrative following these tables contains a description of events that constitute a “change in control.”

(2)

In the event of death, each named executive would earn the short-term incentive award. In the event of a qualifying termination in connection with a change in control, each named executive, pursuant to his change in control agreement, would be entitled to a prorated payment of his “short-term incentive” compensation based upon the length of service during the year in which the termination occurred. Assuming a target payout for 2016 and a change in control at year-end, each individual would receive, in addition to the amount shown in the table, the amounts set forth in the Grants of Plan-Based Awards tables under the target amounts for non-equity incentive plan awards.

(3)

The Severance Pay Plan for Salaried Employees provides one week of severance for every year of service with a minimum of eight weeks and a maximum of 25 weeks in the event that employment is involuntarily terminated because of a reduction in workforce. As of December 31, 2016, Messrs. Brock, McCaffrey and Salvatori were entitled to 25 weeks of severance, and Mr. Khani and Ms. Fredriksen were entitled to eight weeks of severance.

(4)

If a currently employed named executive is eligible for Early Retirement, each as defined by the applicable equity award agreements, that named executive would be entitled to the following amounts for unvested RSUs under any termination scenario except termination for cause (in which case, the equity is forfeited): Mr. Brock – $57,662 and Mr. McCaffrey – $0 (as amounts have already vested). Messrs. Khani, Salvatori and Ms. Fredriksen are not eligible for Early Retirement and, as such, would not receive the value of such equity awards in the event of an Early Retirement. The values for long-term incentive compensation represent the value of the unvested ParentCo options, RSUs and PSUs, which would accelerate and vest or would continue to vest according to the vesting schedule, depending on the termination event. The value of the ParentCo unvested options, RSUs and PSUs was calculated using a closing market price per share of $18.23 for ParentCo (noting that no value is listed for the options when the strike price exceeds $18.23 and assumes target payout for the PSUs granted in 2015 and threshold payout for the PSUs granted in 2016 as to the 2017 through 2020 tranches). The value of the CNXC phantom units included in Mr. Brock’s table was calculated using a closing market price per unit of $18.25 for CNXC units. For the PSUs granted in 2014, which had a performance period ending December 31, 2016, and for the PSUs granted in 2016 with a 2016 tranche performance period ending December 31, 2016, we have not included these amounts since the performance periods, in each case, ended on December 31, 2016.

(5)

In the event of a qualifying termination in connection with a change in control, as of December 31, 2016, Messrs. Brock and Khani, Ms. Fredriksen, and Messrs. McCaffrey and Salvatori pursuant to their change in control agreements, would be entitled to the continuation of medical, drug, and dental coverage for a period of 24 months, 30 months, 18 months, 24 months and 24 months, respectively.

(6)

In the event of a termination for cause, no benefit is payable. Benefits vest immediately in the event of termination due to disability, death or change in control. Further, the SERP pays an unreduced benefit in the event of Incapacity Retirement or Disability, and accordingly, Messrs. Brock and Khani, Ms. Fredriksen, and Messrs. McCaffrey and Salvatori would receive $575,709, $20,365, $54,707, $642,282 and $522,914, respectively, in such cases.

(7)

This calculation is an estimate only. Note that actual payments for Messrs. Brock, Khani, McCaffrey and Salvatori would be reduced pursuant to the terms of their change in control agreement by the amounts shown in the above tables under “280G Tax Reduction.” Payments on an actual change of control may differ based on factors such as transaction price, timing of employment termination and payments, methodology for valuing stock options, changes in compensation, reasonable compensation analyses and the value of the covenant not to compete. Assumptions used include:

•	Marginal federal, Pennsylvania state and FICA tax rates of 39.6%, 3.07% and 2.35%, respectively;
•	Any payments with respect to the 2015 bonus were not contingent on the change in control (and thus, not required to be included in the calculation);
•	Stock options are assumed to become fully vested and/or exercisable and are valued in accordance with Rev. Proc. 98-34 and Q&A 24(c) of Code Section 280G based on expected life of the option; and
•

No value was attributed to non-competition covenants nor was the position taken that any part of the value of the performance-based equity and long-term incentive plans provided to the applicable named executive was reasonable compensation for services prior to the change of control, which would have reduced the estimated excise tax gross-up payment, if any.

(8)	Various award amounts received due to accelerated vesting pursuant to the terms of the Retention Agreement, which is discussed below.

Understanding Our Change in Control and Employment Termination Tables and Information

This section provides information regarding the following ParentCo agreements and/or plans that provide for benefits to be paid to our named executives in connection with employment termination and/or a change in control with respect to ParentCo and CNXC.

•	Change in Control Agreements;
•	Retention Agreement;
•	ParentCo Stock Option Agreements;
•	ParentCo RSU Agreements;

•	ParentCo PSU Award Agreements;
•	CNXC Phantom Unit Award Agreements;
•	Supplemental Retirement Plan;
•	New Restoration Plan; and
•	Severance Pay Plan for Salaried Employees.

Change in Control Agreements. As of December 31, 2016, each of our named executives had change in control severance agreements in place with ParentCo and/or its affiliates, which we refer to as the CIC Agreements.

The CIC Agreements provide severance benefits to the named executives if they are terminated (i) after, or in connection with, a ParentCo change in control for any reason, other than cause, death or disability (as defined below), not more than three months prior to or within two years after such change in control, or at the request of a third party initiating the change in control, or (ii) within the two-year period after a change in control, if the executive is constructively terminated (as defined below). Under the circumstances described above, our named executives would be entitled to receive:

•

a lump sum cash payment equal to a multiple of base pay plus a multiple of incentive pay (the applicable multiples are 2.5 for Mr. Khani, 1.5 for each of Ms. Fredriksen, and 2.0 for each of Messrs. Brock, McCaffrey and Salvatori);

•	a pro-rated payment of his incentive pay for the year in which termination occurs;

•

for a specified period (24 months, 30 months, 18 months, 24 months and 24 months for Messrs. Brock and Khani, Ms. Fredriksen, and Messrs. McCaffrey and Salvatori, respectively), the continuation of medical and dental coverage (or monthly reimbursements in lieu of continuation);

•

if the executive would have been eligible for post-retirement medical benefits had the executive retired from employment during the applicable period, but is not so eligible due to termination, then at the conclusion of the benefit period, the executive is entitled to receive additional continued group medical coverage comparable to that which would have been available under the post-retirement program for so long as such coverage would have been available under such program, or the executive will receive monthly reimbursements in lieu of such coverage;

•

a lump sum cash payment equal to the total amount that the executive would have received under ParentCo’s 401(k) plan as a match if the executive was eligible to participate in the 401(k) plan for a specified period after the executive’s termination date (24 months, 30 months, 18 months, 24 months and 24 months for Messrs. Brock and Khani, Ms. Fredriksen, and Messrs. McCaffrey and Salvatori, respectively) and the executive contributed the maximum amount to the 401(k) plan for the match;

•

a lump-sum cash payment equal to the difference between the present value of the executive’s accrued pension benefits at the executive’s termination date under ParentCo’s qualified defined benefit pension plan and (if eligible) any plan or plans providing nonqualified retirement benefits and the present value of the accrued pension benefits to which the executive would have been entitled under the pension plans if the executive had continued participation in those plans for a specified period after the executive’s termination date (24 months, 30 months, 18 months, 24 months and 12 months for Messrs. Brock and Khani, Ms. Fredriksen, and Messrs. McCaffrey and Salvatori, respectively);

•	a lump-sum cash payment of $25,000 in order to cover the cost of outplacement assistance services and other expenses associated with seeking other employment; and

•

any amounts earned, accrued or owing but not yet paid as of the executive’s termination date, payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans or programs.

In addition, upon a change in control, all equity awards granted to the named executives will become fully vested and/or exercisable on the date the change in control occurs, and all stock options will remain exercisable for the period set forth in the applicable award agreement. The CIC Agreements contain confidentiality, noncompetition and nonsolicitation obligations pursuant to which the named executives have agreed not to compete with the business for one year, or to solicit employees for two years, following a termination of employment, when such executive is receiving severance benefits under the CIC Agreement.

No payments or benefits are provided under the CIC Agreements unless the executive executes, and does not revoke, a written release of any and all claims (other than for entitlements under the terms of the CIC Agreement or which may not be released under the law). For purposes of the CIC Agreements, cause is a determination by the ParentCo Board of Directors that the executive has (a) been convicted of, or has pleaded guilty or nolo contendere to, any felony or any misdemeanor involving fraud, embezzlement or theft; or (b) wrongfully disclosed material confidential information, intentionally violated any material express provision of ParentCo’s code of conduct for executives and management employees (as then in effect) or intentionally failed or refused to perform any of the executive’s material assigned duties, and any such failure or refusal has been demonstrably and materially harmful to ParentCo. Notwithstanding the foregoing, the executive will not be deemed to have been terminated for cause under clause (b) above unless the majority of the members of the ParentCo Board of Directors, plus one additional member of such board, find that, in its good-faith opinion, the executive has committed an act constituting cause, and such resolution is delivered in writing to the executive.

For purposes of the CIC Agreements, a change in control generally means:

(i)

the acquisition by any individual, entity or group of beneficial ownership of more than 25% of the combined voting power of the then outstanding voting stock of ParentCo; provided, however, that the following acquisitions will not constitute a change in control: (A) any issuance of voting stock of ParentCo directly from ParentCo that is approved by the then incumbent Board, (B) any acquisition by ParentCo (or any subsidiaries) of voting stock of ParentCo, (C) any acquisition of voting stock of ParentCo by any employee benefit plan (or related trust) sponsored or maintained by ParentCo or any subsidiary of ParentCo, (D) any acquisition of voting stock of ParentCo by an underwriter holding securities of ParentCo in connection with a public offering thereof, or (E) any acquisition of voting stock of ParentCo by any person pursuant to a transaction that complies with clauses (A), (B) and (C) of (iii) below;

(ii)

individuals who constitute the Board as of the agreement date cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such date whose election, or nomination for election by ParentCo’s shareholders was approved by a vote of at least two-thirds of the directors then comprising the incumbent Board are deemed to have then been a member of the incumbent Board, but excluding any individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(iii)

consummation of a reorganization, merger or consolidation of ParentCo or a direct or indirect wholly owned subsidiary of ParentCo, a sale or other disposition of all or substantially all of the assets of ParentCo, or other transaction involving ParentCo, unless, in each case, immediately following such transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners of voting stock of ParentCo immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the combined voting power or securities of the then outstanding shares of voting stock or securities of the entity resulting from such transaction or any direct or indirect parent corporation thereof, (B) no person other than ParentCo beneficially owns 25% or more of the combined voting power of the then outstanding shares of voting stock of the entity resulting from such transaction or any direct or indirect parent corporation thereof and (C) at least a majority of the members of the Board of the entity resulting from such transaction or any direct or indirect parent corporation thereof were members of the incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such transaction; or

(iv)	approval by the shareholders of ParentCo of a complete liquidation or dissolution of ParentCo, except pursuant to a transaction that complies with clauses (A), (B) and (C) of (iii) above.

In addition, Mr. Brock’s CIC Agreement included within the change in control definition a third party acquisition of greater than 75% of the book value of assets comprising the coal division.

For purposes of the CIC Agreements, a constructive termination means: (a) a material adverse change in position; (b) a material reduction in annual base salary or target bonus or a material reduction in employee benefits; (c) a material adverse change in circumstances as determined in good faith by the executive, including a material change in the scope of business or other activities for which the executive was responsible prior to the change in control, which has rendered the executive unable to carry out, has materially hindered the executive’s performance of, or has caused the executive to suffer a material reduction in, any of the authorities, powers, functions, responsibilities or duties attached to the position the executive held immediately prior to the change in control; (d) the liquidation, dissolution, merger, consolidation or reorganization of ParentCo or transfer of substantially all its business or assets, unless the successor assumes all duties and obligations of ParentCo under the applicable CIC Agreement; or (e) the relocation of the executive’s principal work location to a location that increases the executive’s normal commute by 50 miles or more or that requires travel increases by a material amount.

Retention Agreement. As further described in “Compensation Discussion and Analysis,” ParentCo entered into a retention agreement with Mr. McCaffrey on March 31, 2016 which provided for the vesting of (i) his outstanding equity incentive awards under the ParentCo LTIP if the Coal Tonnage Goal was attained and he remained employed with ParentCo or its subsidiaries through December 31, 2016 and (ii) any 2017 equity incentive awards granted to him under the ParentCo LTIP in 2017 if he remained employed with ParentCo or its subsidiaries through December 31, 2017.

ParentCo Stock Options. In the event that a named executive’s employment with ParentCo (including any affiliate of ParentCo) is terminated for cause (as defined in the ParentCo LTIP) or the named executive breaches noncompetition or proprietary information covenants (see description below), then any stock option (whether vested or unvested) that is granted to the named executive will be canceled and forfeited in its entirety on the date of termination of employment or breach of covenant, as applicable. In addition, any stock option exercised during the six-month period prior to such termination of employment or breach of covenant, as applicable, will be rescinded, and the named executive will be required to pay to ParentCo within 10 days an amount in cash equal to the gain realized by the exercise of the stock option.

In the event that the named executive’s employment terminates voluntarily, due to disability (as defined in the ParentCo LTIP) or by ParentCo without cause (as defined in the ParentCo LTIP), the nonvested portion of any stock option will be deemed cancelled on the termination date and the vested portion, if any, of the stock option as of the date of such termination will remain exercisable for the lesser of a period of 90 days following termination or until the expiration date of the stock option. Notwithstanding the previous sentence, if such termination occurs by reason of an incapacity retirement as defined in the Pension Plan (or any successor plan) and as provided in the award agreement, then in that event the non-vested portion of the stock option will continue to vest and become exercisable in the ordinary course and will remain exercisable until the stock option’s expiration date.

In the event that employment with ParentCo (including any affiliate) is terminated without cause and after a decision that such termination qualifies for special vesting treatment, the nonvested portion of a stock option will continue to vest and become exercisable in accordance with the vesting schedule set forth in the award agreement and will remain exercisable until the expiration date. In the event that the named executive’s employment is terminated by reason of death, the non-vested portion of the stock option will vest in its entirety immediately upon the date of death and will remain exercisable for the lesser of a period of three years following death or the expiration date.

ParentCo RSUs. All shares subject to RSU awards that are issued under the ParentCo LTIP will vest (i.e., will not be subject to forfeiture as the result of employment termination) upon the occurrence of certain specified termination of employment events, such as incapacity retirement under the Pension Plan, as in effect at that time, or termination of employment by reason of death or as part of a reduction in force as specified and implemented by ParentCo.

In no event will any shares vest in the event that employment with ParentCo is terminated for cause as defined in the ParentCo LTIP (see below) or if a named executive leaves ParentCo’s employment for any reason other than in connection with a special vesting event.

In addition, if employment is terminated for cause or the named executive breaches the noncompetition or proprietary information covenant (see below), then, in addition to awards being cancelled with respect to any unvested shares, the named executive will also forfeit all of his or her right, title and interest in and to any shares which have vested under existing awards and which are held by him at that time or are otherwise subject to deferred issuance. In addition, to the extent a named executive has sold any of his or her vested shares within the six-month period ending with the date of the named executive’s termination for cause or breach of the noncompetition or proprietary information covenant or at any time thereafter, then the named executive will be required to repay to ParentCo, within 10 days after receipt of written demand from ParentCo, the cash proceeds received upon each such sale, provided the demand is made by ParentCo within one year after the date of that sale.

In the event that employment is terminated because of a reduction in force, the named executive will not be subject to the noncompetition and certain non-solicitation provisions contained in the award agreement.

ParentCo PSUs. PSUs also include special vesting provisions in connection with certain employment termination circumstances.

With respect to PSUs granted during 2016, in the event the named executive’s employment with ParentCo (or an affiliate) is terminated (i) on or after the date the named executive has reached the age of 62, (ii) on account of death or disability, or (iii) by action taken by ParentCo (including any affiliate) without cause and after a decision by the ParentCo Compensation Committee that such termination without cause qualifies for special vesting treatment (a Qualifying Separation), the named executive will be entitled to retain the PSUs and receive payment therefor, to the extent earned and payable; provided, however, that in the case of a termination on or after the named executive has reached the age of 62 or on account of disability, the named executive will only be entitled to retain a prorated portion of the PSUs determined at the end of the performance period, based on the ratio of the number of complete months that the named executive worked in the performance period.

If the named executive’s employment with ParentCo or any affiliate generally is terminated for any other reason, including by the named executive voluntarily, or by ParentCo (including any affiliate) with or without cause (other than in connection with a Qualifying Separation), the PSUs awarded to the named executive will be cancelled and forfeited.

With respect to outstanding PSUs granted prior to 2016, the termination provisions generally are the same, except that (i) there will be no Qualifying Separation, and (ii) if a named executive’s employment terminates by reason of a reduction in force as specified and implemented by ParentCo prior to any payment date, the named executive will be entitled to retain the PSUs and receive payment therefore, to the extent earned and payable.

CNXC Phantom Units

Upon the termination of a named executive’s services for any reason, including upon any change in control of CNXC or the CNXC GP, all unvested CNXC phantom units are automatically forfeited without further action and for no consideration; provided, however, that the plan administrator of the CNXC LTIP will have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment, or (v) make other adjustments to awards as the plan administrator deems appropriate to reflect the applicable transaction or event.

Equity Incentive Plan Definitions. The following definitions and provisions are set forth in the ParentCo LTIP:

Cause is defined, unless otherwise defined in the applicable award agreement, as a determination by the ParentCo Compensation Committee that a person has committed an act of embezzlement, fraud, dishonesty or breach of fiduciary duty to ParentCo, deliberately and repeatedly violated the rules of ParentCo or the valid instructions of ParentCo’s Board of Directors or an authorized officer of ParentCo, made any unauthorized disclosure of any of the material secrets or confidential information of ParentCo, or engaged in any conduct that could reasonably be expected to result in material loss, damage or injury to ParentCo.

Disability is defined, unless otherwise defined in the applicable award agreement, as an award recipient’s inability, because of physical or mental incapacity or injury (that has continued for a period of at least 12 consecutive calendar months) to perform for ParentCo or an affiliate of ParentCo substantially the same services as he or she performed prior to incurring the incapacity or injury.

Change in Control and Restrictive Covenant Provisions

ParentCo Options, RSUs and PSUs. All ParentCo Options, RSU and PSU awards and any other awards granted by ParentCo, whether or not vested, vest upon a change in control, which is defined under the ParentCo LTIP as (unless otherwise defined in the applicable award agreement) the earliest to occur of:

•

any one person (other than ParentCo, any trustee or other fiduciary holding securities under an employee benefit plan of ParentCo, and any corporation owned, directly or indirectly, by the stockholders of ParentCo in substantially the same proportions as their ownership of ParentCo stock), or more than one person acting as a group, is or becomes the beneficial owner of shares that, together with the shares held by that person or group, possess more than 50% of the total fair market value or total voting power of ParentCo’s shares;

•

a majority of members of ParentCo’s Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of ParentCo’s Board of Directors prior to the date of the appointment or election; or

•	the sale of all or substantially all of ParentCo’s assets.

However, in the event the accelerated vesting of the awards, either alone or together with any other payments or benefits to which the named executive may otherwise become entitled from ParentCo in connection with the change in control would, in ParentCo’s good-faith opinion, be deemed to be a parachute payment under Section 280G of the Code (or any successor provision), then, unless any agreement between the named executive and ParentCo provides otherwise, the number of awards that vest on this accelerated basis will be reduced to the extent necessary to ensure, in ParentCo’s good-faith opinion, that no portion of the accelerated award will be considered such a parachute payment.

All stock option and unit awards contain a covenant regarding confidential information and trade secrets, pursuant to which the recipient must agree, at any time during or after his or her employment with ParentCo, not to disclose or use for his (or her) or any other person’s or entity’s own benefit or purposes, other than ParentCo and its affiliates, any proprietary confidential information or trade secrets, which are unique to ParentCo and not generally known to the industry or the public. In addition, upon termination with ParentCo for any reason, the award recipient must immediately return all materials relating to the business of ParentCo and its affiliates, excluding personal notes, notebooks and diaries, and may not retain or use for such person’s own account at any time any trade names, trademarks or other proprietary business designation used or owned in connection with the business of ParentCo or its affiliates.

With respect to outstanding PSUs, upon a change in control, the applicable performance goals will be deemed to have been achieved on such date and the PSUs will be paid based on performance relative to such goals as of such date, with the value of such PSUs to be settled on the closing date of the change in control transaction; provided, however, that in the event of a change in control, PSUs may be settled in cash and/or securities or other property.

CNXC Phantom Units. As noted above, upon the termination of a named executive’s service for any reason (including in connection with a change in control), all CNXC phantom units that have not vested prior to or in connection with such termination of service are automatically forfeited without further action and for no consideration. Notwithstanding, all unvested CNXC phantom unit awards, may, at the discretion of the CNXC plan administrator, which is the CNXC GP Board, vest upon a change in control, which is defined under the CNXC LTIP as (unless otherwise defined in the applicable award agreement) the occurrence of one or more of the following events:

•

any person or group within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act, other than the CNXC GP, CONE Gathering LLC (CONE) or ParentCo or an affiliate thereof (as determined immediately prior to such event), shall become the beneficial owner, by way of merger, acquisition, consolidation, recapitalization, reorganization or otherwise, of 50% or more of the combined voting power of the equity interests in the CNXC GP, CNXC or CONE;

•	the limited partners of CNXC approve, in one or a series of transactions, a plan of complete liquidation of CNXC;
•

the sale or other disposition by either the CNXC GP or CNXC of all or substantially all of the CNXC GP’s or CNXC’s assets, respectively, in one or more transactions to any person other than the CNXC GP, CNXC, CONE or ParentCo or an affiliate thereof;

•	a transaction resulting in a person other than the CNXC GP, CONE or ParentCo or an affiliate thereof (as determined immediately prior to such event) being the sole general partner of CNXC; or
•	a Change in Control as defined in the ParentCo LTIP.

Notwithstanding the foregoing, if a Change in Control as defined above constitutes a payment event with respect to any CNXC award which provides for the deferral of compensation subject to Section 409A of the Code or such compensation otherwise would be subject to Section 409A, the transaction or event described in the first four bullets above with respect to such award must also constitute a change in control event, as defined in Treasury Regulation §1.409A-3(i)(5), and as relates to the holder of such Award, to the extent required to comply with Section 409A.

Phantom unit awards contain a covenant regarding confidential information and trade secrets, pursuant to which the recipient must agree, at any time during or after his or her employment with CNXC, the CNXC GP, or any of their affiliates, not to disclose or use for his (or her) or any other person’s or entity’s own benefit or purposes, other than CNXC, the CNXC GP and their affiliates, any proprietary confidential information or trade secrets, which are unique to CNXC, the CNXC GP and their affiliates and not generally known to the industry or the public. In addition, upon termination with CNXC, the CNXC GP and their affiliates for any reason, the award recipient must immediately return all materials relating to the business of CNXC, the CNXC GP and their affiliates, excluding personal notes, notebooks and diaries, and may not retain or use for such person’s own account at any time any trade names, trademarks or other proprietary business designation used or owned in connection with the business of CNXC, the CNXC GP and their affiliates.

Supplemental Retirement Plan. If a participant’s employment with ParentCo or any subsidiary terminates for cause (which is defined in ParentCo’s Supplemental Retirement Plan to include a violation of any nonsolicitation, noncompetition or nondisclosure provision contained in any agreement entered into by and between a participant and ParentCo or any subsidiary), no benefits will be payable under the Supplemental Retirement Plan. Additionally, each participant agrees by participating in the Supplemental Retirement Plan that within ten (10) days after the date we provide the participant with a notice that there has occurred a termination on account of cause, the participant will pay to us in cash an amount equal to any and all distributions paid to or on behalf of such participant under the plan within the six (6) months prior to the date of the earliest breach. A forfeiture of Supplemental Retirement Plan benefits will also occur for certain cause events even if the event does not occur or is not discovered until after any termination of employment. Benefits under the Supplemental Retirement Plan will immediately vest upon death or disability of a participant or upon a change in control (as described below).

Further, the participant will be entitled to receive the vested benefits in a lump sum payment if the participant’s employment is terminated after, or in connection with, a change of control (as defined in the Supplemental Retirement Plan) on account of:

•	an involuntary termination associated with a change in control within the two year period after the change in control, or
•

a termination by ParentCo other than for cause or due to the participant’s death or disability that (A) occurs not more than three months prior to the date on which a change in control occurs, or (B) is required by a third party who initiates a change in control.

The benefit will be calculated as if the participant terminated on the date of the change in control, but the participant will be considered only for purposes of applying the appropriate actuarial reduction to have a minimum age of 55 and a minimum of 20 years of credited service. Additional service credit will also be provided for the term of any payments under a participant’s CIC Agreement, if any, with ParentCo.

New Restoration Plan. In the event a participant in the New Restoration Plan terminates employment with ParentCo and its subsidiaries in connection with a change in control (as defined in the New Restoration Plan), the participant is entitled to a contribution to the New Restoration Plan for the year in which the termination occurs. If such termination occurs prior to September 30 of a calendar year, then such contribution will be based upon the participant’s base salary and target bonus for the year and, if such termination occurs on or after September 30 of a calendar year, such contribution will be based upon the participant’s base salary and actual bonus for the year. Notably, the same contribution treatment applies for participants who incur an involuntary termination of employment due to death, disability, incapacity retirement or reduction in force, and the same compensation treatment for terminations that occur on or after September 30 applies to participants who voluntarily resign from employment. If a participant’s employment terminates on account of cause (as defined in the New Restoration Plan), no benefits will be payable under the plan. Additionally, each participant agrees by participating in the New Restoration Plan that within ten (10) days after the date we provide the participant with a notice that there has occurred a termination on account of cause, the participant will pay to us in cash an amount equal to any and all distributions paid to or on behalf of such participant under the plan within the six (6) months prior to the date of the earliest breach. A forfeiture of New Restoration Plan benefits will also occur for certain cause events even if the event does not occur or is not discovered until after any termination of employment.

Severance Pay Plan for Salaried Employees. Eligible employees of ParentCo are entitled to receive benefits under the Severance Pay Plan immediately upon completion of one year of continuous service with ParentCo. Pursuant to the terms of the Severance Pay Plan, upon an involuntary termination that is part of a workforce reduction, the employee is entitled to one week’s compensation for each completed full year of continuous service, with a minimum of eight weeks and up to a maximum of 25 weeks’ compensation, subject to the Severance Pay Plan’s reemployment provisions described below. Benefits under the Severance Pay Plan do not apply where the employee is terminated for cause (as defined in the Severance Pay Plan) or resigns, or where such employee’s employment ends in connection with the sale of stock or all or part of ParentCo’s assets and the employee is offered employment by the purchaser (or its affiliate) of the stock or all or part of ParentCo’s assets.

Calculation of the one week’s compensation is made on the basis of straight time pay (excluding any bonus or overtime compensation) for such employee’s permanently assigned position. In addition to severance benefits, employees are granted any vacation pay to which they are entitled. Employees with less than one year of service are paid only up to and including the date of termination.

In the event that the terminated employee is re-employed as a full-time employee before the severance pay period has expired, the employee shall reimburse ParentCo for the amount of severance benefits which relate to the unexpired period. If the employee was granted vacation pay, the employee may, at his or her option, remit the vacation pay to ParentCo and schedule a later vacation at a time mutually agreed upon with ParentCo.

Employees will not be entitled to severance under the plan unless and until such employee executes, and does not revoke, a release, deemed satisfactory by ParentCo, waiving any and all claims against ParentCo, its affiliates and subsidiaries and all related parties.

COALCO INCENTIVE ARRANGEMENTS AND PLANS

CoalCo Omnibus Performance Incentive Plan

CoalCo plans to adopt the CONSOL Mining Corporation Omnibus Performance Incentive Plan (the CoalCo Plan) in connection with the separation. The following is a summary of the principal terms of the CoalCo Plan, which is qualified in its entirety by reference to the full text of the CoalCo Plan, the form of which is filed as Exhibit 10.10 hereto. The CoalCo equity-based awards into which the outstanding ParentCo equity-based awards will be converted upon separation (see “The Separation and Distribution—Treatment of Equity-Based Compensation”) will be issued pursuant to the CoalCo Plan and, therefore, will reduce the shares authorized for issuance under the CoalCo Plan.

Purpose of the CoalCo Plan

The purposes of the CoalCo Plan are to promote the interests of CoalCo and our stockholders by (i) attracting and retaining eligible non-employee directors, executive officers and other key employees of CoalCo and its affiliates; (ii) motivating such individuals by means of cash and equity performance-related incentives to achieve annual and long-range performance goals; (iii) enabling such individuals to acquire shares of CoalCo; (iv) assuming and governing awards originally granted under the ParentCo LTIP; and (v) enabling such individuals to participate in the long-term growth and financial success of CoalCo.

Administration and Overview of the CoalCo Plan

Under the CoalCo Plan, our Board of Directors will have the authority to grant awards to employees and directors of CoalCo and its affiliates. Subject to the terms of the CoalCo Plan and applicable law, our Board of Directors generally may delegate authority to the CoalCo compensation committee, once formed, and matters to CoalCo’s officers. Under the terms of the CoalCo Plan, our Board of Directors will have the authority, among other matters, to (i) designate participants in the CoalCo Plan, (ii) determine the types of awards that may be granted thereunder, including the number of shares relating to such awards, (iii) determine the terms and conditions of such awards, including vesting, exercisability, and forfeiture provisions, and (iv) cancel, suspend or modify outstanding awards. Our Board of Directors also will have the authority to interpret the CoalCo Plan, establish, amend and rescind rules applicable to the CoalCo Plan or awards thereunder, approve the terms and provisions of any award agreements, determine whether any corporate transaction, such as a spin-off or joint venture, will result in a participant’s termination of service, and make all determinations relating to awards under the CoalCo Plan.

Authorized Shares

Subject to the adjustment provisions of the CoalCo Plan, the total number of shares authorized and available for issuance under the CoalCo Plan is 2,600,000. Shares of CoalCo common stock issuable under the CoalCo Plan may be made available from authorized and unissued shares or treasury shares. Shares tendered in payment of the exercise price of a stock option or a stock appreciation right (SAR), not issued upon the settlement of SARs, repurchased by CoalCo using proceeds from a stock option exercise or delivered to or withheld by CoalCo to pay federal, state or local withholding taxes may not be added back to the available pool of shares authorized under the CoalCo Plan. If awards granted under the CoalCo Plan are otherwise forfeited, cancelled or expired, the shares underlying such awards will become available for issuance under the CoalCo Plan.

Types of Awards

The following types of awards may be granted under the CoalCo Plan:

•	Incentive and non-qualified stock options;

•	SARs;

•	Restricted shares;

•	RSUs;

•	Performance awards (cash and equity);

•	Deferred share units (DSUs);

•	ParentCo awards converted in connection with the separation; and

•	Other forms of awards authorized by the CoalCo Plan, whether equity or cash based.

These forms of awards may have a performance feature under which the award is not earned unless performance goals are achieved.

Limitations on Awards

Generally, participants in the CoalCo Plan may not be granted, in any one calendar year of CoalCo, (i) stock options or SARs for more than 500,000 shares, (ii) share-based performance awards intended to be performance-based compensation under Section 162(m) of the Code for more than 500,000 shares (based on a maximum award level on the grant date), or (iii) cash-payable performance awards intended to be performance-based compensation under Section 162(m) of the Code for more than $4,000,000 (based on a maximum award level on the grant date). Additionally, CoalCo Nonemployee Directors may not be granted, in any one fiscal year of CoalCo, awards specifically awarded under the CoalCo Plan that have an aggregate maximum value, calculated as of the respective grant dates, of more than $400,000. The foregoing limitations do not apply to awards converted or substituted in connection with certain corporate transactions or events involving CoalCo, as described in the CoalCo Plan.

Stock Options

Except as otherwise set forth under CoalCo Nonemployee Directors, the CoalCo Plan permits the granting of both incentive stock options and non-qualified stock options to purchase shares of CoalCo common stock, provided that incentive stock options may only be granted to employees of CoalCo or a parent or subsidiary of CoalCo. Our Board of Directors will establish the exercise price at the time each option is granted. The CoalCo Plan provides that (i) the option exercise price for each share covered by an option may not be less than the fair market value of a share of common stock on the date the option is granted (or 110% of the fair market value in the case of an incentive stock option granted to an employee who is a 10% Stockholder (as defined in the CoalCo Plan)), except in the case of substitute awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by CoalCo, or with respect to converted awards granted in connection with the separation, and (ii) the term of the option may not exceed 10 years from the grant date (or five years in the case of an incentive stock option granted to a 10% Stockholder).

The exercise price of options granted under the CoalCo Plan may be paid for in cash or its equivalent, by exchanging shares of CoalCo common stock (subject to the terms of the CoalCo Plan), by another means approved by our Board of Directors, or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of any such shares so tendered to CoalCo as of the date of such tender is at least equal to the option price. A participant may also elect to pay all or any portion of the aggregate exercise price by having CoalCo shares with a fair market value on the exercise date equal to the aggregate exercise price withheld by the company or sold by a broker-dealer.

Stock Appreciation Rights

SARs entitle the participant to receive an amount equal to the excess of the fair market value of a share of common stock on the exercise date of the SAR over the grant price. SARs may be granted in tandem with another award, in addition to another award, or freestanding and unrelated to another award. SARs granted in tandem with or in addition to an award may be granted either at the same time as the award or, except in the case of incentive stock options, at a later time. The CoalCo Plan provides that SARs will have (i) grant prices no less than the fair market value of a share of CoalCo common stock on the grant date and (ii) terms no longer than 10 years. Our Board of Directors will determine whether a SAR may be settled in cash, CoalCo shares, or a combination of both, and will determine at or after the time of each SAR grant the methods of exercise, methods and form of settlement, and any other applicable terms and conditions.

Restricted Stock and RSUs

Restricted stock and RSUs may also be granted under the CoalCo Plan. Our Board of Directors will determine the number of shares of restricted stock and/or the number of RSUs to be granted to each participant, as well as the duration of such awards, the conditions under which the restricted stock and RSUs may be forfeited and other terms and conditions.

Shares of restricted stock and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered, except, in the case of restricted stock, as provided in the CoalCo Plan or the applicable award agreements. Each RSU has a value equal to the fair market value of a share on the settlement or payment date of such award. RSUs may be paid in cash, shares, other securities, or other property, as determined in the sole discretion of our Board of Directors, upon the lapse of restrictions applicable to the award or pursuant to the terms of the applicable award agreement.

Performance Awards

Performance awards may be granted under the CoalCo Plan. A “performance award” consists of a right that is:

•	denominated and/or payable in cash, shares of CoalCo common stock or any other form of award issuable under the CoalCo Plan (or any combination thereof);

•	valued, as determined by our Board of Directors, in accordance with the achievement of performance goals during the applicable performance periods; and

•	payable at such time and in such form as our Board of Directors determines.

The applicable performance period may consist of one or more calendar years or other period for which performance is being measured. Performance awards may be paid in a lump sum or in installments following the close of the performance period, or on a deferred basis. For awards intended to be performance-based compensation under Section 162(m) of the Code, performance goals, the achievement of which will be necessary to receive the underlying performance award, will be pre-established by the Board of Directors and relate to one or more of the following performance measures (subject to such modifications as specified by our Board of Directors): cash flow; cash flow from operations; earnings (including earnings before interest, taxes, depreciation, and amortization or some variation thereof); earnings per share, diluted or basic; earnings per share from continuing operations; internal rate of return; net asset turnover; inventory turnover; capital expenditures; debt; debt reduction; working capital; return on investment; return on sales; net or gross sales; market share; share price; equity ratios; economic value added; cost of capital; assets or change in assets; expenses; expense reduction levels; productivity; delivery performance; safety record and/or performance; environmental record and/or performance; mine closures; stock price; interest-sensitivity gap levels; return on equity or capital employed; total or relative increases to stockholder return; return on capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating profit or net operating profit; gross margin, operating margin or profit margin; finding and development costs; volumes metrics (including volumes sold, volumes produced, volumes transported and similar measures); operating efficiency metrics; charge-offs; non-performing assets; asset sale targets; asset quality levels; value of assets; employee retention/attrition rates; investments; regulatory compliance; satisfactory internal or external audits; improvement of financial ratings; value creation; achievement of balance sheet or income statement objectives; and completion of acquisitions, business expansion, product diversification and other non-financial operating and management performance objectives.

To the extent consistent with Section 162(m) of the Code, the Board of Directors may determine that certain adjustments will apply, in whole or in part, in such manner as determined by the Board of Directors, to include or exclude the effect of any of the following events that occur during a performance period including the following: the impairment of tangible or intangible assets; asset write-downs; litigation or claim judgments or settlements; acquisitions or divestitures; gains/losses on the sale of assets; foreign exchange gains and/or losses; expenses related to stock offerings and stock repurchases; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; business combinations, reorganizations and/or restructuring programs, including, but not limited to, reductions in force and early retirement incentives; currency fluctuations; and any unusual, infrequent or non-recurring items, including, but not limited to, such items described in management’s discussion and analysis of financial condition and results of operations or the financial statements and notes thereto appearing in CoalCo’s annual report to stockholders for the applicable year. Performance measures may be determined either individually, alternatively or in any combination, applied to either CoalCo as a whole or to a business unit or subsidiary entity thereof (except in the case of awards adjusted and converted due to the separation), either individually, alternatively or in any combination, and measured over a period of time including any portion of a year, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the Board of Directors.

Our Board of Directors may, in its sole discretion, also establish such additional restrictions or conditions that must be satisfied as conditions precedent to the payment of all or a portion of any performance award. Our Board of Directors may also reduce the amount of any performance award if it concludes that such reduction is necessary or appropriate based on: (i) an evaluation of such participant’s performance; (ii) comparisons with compensation received by other similarly situated individuals working within our industry or peer group; (iii) our financial results and conditions; or (iv) such other factors or conditions that our Board of Directors deems relevant; provided that the Board of Directors will not have the discretion to increase any award that is intended to be performance-based compensation under Section 162(m) of the Code.

Other Stock-Based Awards and Cash Awards

Other stock-based awards may also be granted under the CoalCo Plan, which consist of any right that is not an award described above and is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares (including, without limitation, securities convertible into shares), as deemed by the Board of Directors to be consistent with the purposes of the CoalCo Plan. The Board of Directors will determine the terms and conditions of any such other stock-based awards, subject to the terms of the CoalCo Plan and any applicable award agreement. An award may also be in the form of a cash award, with such vesting or other restrictions, if any, as determined by the Board of Directors.

CoalCo Nonemployee Directors

CoalCo Nonemployee Directors may receive grants of equity-based and other awards, subject to the terms of the CoalCo Plan. Except as otherwise determined by the Board of Directors in its sole discretion, the Board of Directors may grant to CoalCo Nonemployee Directors (i) stock option awards that vest ratably over a period of three years from the date of grant, (ii) deferred stock units in lieu of all or any portion of the annual retainer or meeting fees otherwise payable to such directors, and (iii) any other types of awards described in the CoalCo Plan.

Dividends

As discussed under “Dividend Policy,” the payment of any dividends in the future, and the timing and amount thereof, is within the discretion of our Board of Directors. Under the CoalCo Plan, dividends and other distributions paid on or in respect of any shares of restricted stock or RSUs may be paid directly to the participant, or may be reinvested in additional shares of restricted stock or RSUs, as determined by the Board of Directors in its sole discretion; provided, however, that no such dividends or distributions may be paid with respect to unvested restricted stock or unvested RSUs, including any unvested awards that are subject to performance measures, until such awards vest.

Change in Control

In the event that CoalCo engages in a transaction constituting a Change in Control (as defined in the CoalCo Plan), our Board of Directors will have complete authority and discretion, but not the obligation, to accelerate the vesting of outstanding awards and the termination of restrictions on shares granted under the CoalCo Plan. In addition, the Board of Directors may, if deemed appropriate, in its discretion and in connection with a Change in Control: (i) provide for an equivalent award or substitute award in respect of securities of the surviving entity of such transaction; (ii) upon advance notice to the affected participants, cancel any outstanding options or SARs and pay an amount equal to the excess of the fair market value of the shares covered by the award, or (iii) subject to limited exceptions, make provision for a cash payment or payment of other property in settlement of such award.

Amendment and Termination

Generally our Board of Directors may amend, suspend, discontinue or terminate the CoalCo Plan or any award agreement or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination will be made without shareholder approval, if required by NYSE or as otherwise deemed necessary, or without the consent of the affected participant, if such action would adversely affect his or her material rights under any outstanding award. Notwithstanding the foregoing, the Board of Directors may make modifications or amendments to the extent necessary to conform to Section 162(m), Section 409A or any other provision of the federal income tax laws.

Cancellation of Awards

Our Board of Directors may cause any award granted under the CoalCo Plan to be canceled in consideration of a cash payment or alternative award made to the holder of such canceled award equal in value to the fair market value of such canceled award, except to the extent that such payment would violate the requirements of Section 409A of the Code. Notwithstanding the foregoing or any other provision of the CoalCo Plan, except for adjustments pursuant to applicable provisions of the CoalCo Plan or in connection with certain corporate transactions or events involving CoalCo, the terms of outstanding options or SARs may not be amended to reduce the exercise price of such outstanding options or SARs or to cancel outstanding options or SARs in exchange for cash, other awards or options or SARs with an exercise price that is less than the exercise price of the original options or SARs without obtaining stockholder approval.

Clawback

Notwithstanding any other provisions in the CoalCo Plan, any award that is subject to recovery under any law, government regulation, stock exchange listing requirement or company policy shall be subject to such deductions, recoupment and clawback as may be required to be made pursuant to such law, government regulation, stock exchange listing requirement or company policy, as may be in effect from time to time, and which may operate to create additional rights for the company with respect to awards and recovery of amounts relating thereto. By accepting awards under the CoalCo Plan, participants agree and acknowledge that they are obligated to cooperate with, and provide any and all assistance necessary to, the company to recover or recoup any award or amounts paid under the CoalCo Plan subject to clawback pursuant to such law, government regulation, stock exchange listing requirement, or company policy. Such cooperation and assistance will include, but is not limited to, executing, completing and submitting any documentation necessary to recover or recoup any award or amounts paid under the CoalCo Plan from a participant’s accounts, or pending or future compensation or awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with GasCo

Following the separation and distribution, CoalCo and GasCo will operate separately, each as an independent public company. In connection with the separation, CoalCo will enter into the separation agreement with

ParentCo, and will also enter into various other agreements, or modify or amend existing agreements that are currently in place between ParentCo and CNXC, which are discussed below, to effect the separation and provide a framework for its relationship with GasCo after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement and other agreements related to operations of CoalCo post-separation. These agreements, together with the existing agreements discussed below between ParentCo and CNXC and the documents and agreements by which the internal reorganization will be effected, will provide for the allocation between CoalCo and GasCo of ParentCo’s assets, employees, liabilities and obligations (including investments, property and employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after CoalCo’s separation from ParentCo and will govern certain relationships between CoalCo and GasCo after the separation.

Separation Agreement

Transfer of Assets and Assumption of Liabilities. The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of CoalCo and GasCo as part of the separation of ParentCo into two companies, and will provide for when and how these transfers and assumptions will occur. In particular, the separation agreement will provide that, among other things, subject to the terms and conditions contained therein:

•	certain assets related to ParentCo’s Coal Business, which we refer to as the “CoalCo Assets,” will be transferred to CoalCo or one of its subsidiaries, including:

•	equity interests in CNXC and certain ParentCo subsidiaries that hold assets relating to the Coal Business;

•	certain intellectual property, software, information and technology used in the Coal Business or related to the CoalCo Assets, the CoalCo Liabilities or CoalCo’s business;

•	facilities related to the Coal Business, including a portion of the current headquarters of ParentCo;

•	contracts (or portions thereof) that relate to the Coal Business;

•	rights and assets expressly allocated to CoalCo pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;

•	permits that primarily relate to the Coal Business; and

•	other assets that are included in CoalCo’s pro forma balance sheet, such as pension assets included in CoalCo’s Unaudited Pro Forma Condensed Combined Financial Statements;

•

certain liabilities related to the Coal Business or the CoalCo Assets, which we refer to as the “CoalCo Liabilities,” will be retained by or transferred to CoalCo, including certain liabilities associated with legacy pension and other employee legacy liabilities. Subject to limited exceptions, liabilities that relate to the Coal Business, including liabilities of various legal entities that will be subsidiaries of CoalCo following the separation, will be CoalCo Liabilities;

•

the treatment of certain outstanding guarantees given by ParentCo will be addressed. The majority of guarantees given by ParentCo with respect to certain sales contracts, equipment leases, land leases, and royalties with third parties with respect to various CoalCo Assets or that are held by various CoalCo subsidiaries will be severed prior to the distribution; the treatment of those that must continue in place at the time of the distribution (the Guarantees) will be set forth in the separation agreement. In all events, when the Guarantees expire, they will be renegotiated in the name of CoalCo; and

•

all of the assets and liabilities (whether accrued, contingent or otherwise) other than the CoalCo Assets and CoalCo Liabilities (such assets and liabilities, other than the CoalCo Assets and the CoalCo Liabilities, we refer to as the GasCo Assets and GasCo Liabilities, respectively) of ParentCo will be retained by or transferred to GasCo.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither CoalCo nor ParentCo will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either CoalCo or ParentCo, or as to the legal sufficiency of any document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals are not obtained, or that any requirements of law, agreements, security interests or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that in the event that the transfer of certain assets and liabilities to CoalCo or GasCo, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred, CoalCo or GasCo, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse CoalCo or GasCo, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution. The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, ParentCo will distribute to its stockholders that hold ParentCo common stock as of the record date for the distribution, all of the issued and outstanding common stock of CoalCo, on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares. Following the distribution, CoalCo will be a separate company from GasCo.

Conditions to the Distribution. The separation agreement will provide that the distribution is subject to satisfaction (or waiver by ParentCo) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” ParentCo will have the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent that it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

Claims. In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases. The separation agreement will provide that CoalCo and its affiliates will release and discharge GasCo and its affiliates from all liabilities assumed by CoalCo as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to CoalCo’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. GasCo and its affiliates will release and discharge CoalCo and its affiliates from all liabilities retained by GasCo and its affiliates as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to GasCo’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include the separation agreement and the other agreements described under “Certain Relationships and Related Party Transactions.”

Indemnification. In the separation agreement, CoalCo will agree to indemnify, defend and hold harmless GasCo, each of GasCo’s affiliates and each of GasCo and its affiliates’ respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the CoalCo Liabilities;

•

CoalCo’s failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the CoalCo Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a GasCo Liability, any Guarantees, indemnification or contribution obligation for the benefit of CoalCo by GasCo that survives the distribution;

•	any breach by CoalCo of the separation agreement or any of the ancillary agreements; and

•

any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the Form 10, this information statement (as amended or supplemented), or certain other registration statements, except for any such statements or omissions made explicitly in GasCo’s name.

GasCo will agree to indemnify, defend and hold harmless CoalCo, each of CoalCo’s affiliates and each of CoalCo and CoalCo’s affiliates’ respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the GasCo Liabilities;

•

the failure of GasCo or any other person to pay, perform or otherwise promptly discharge any of the GasCo Liabilities, in accordance with their respective terms whether prior to, at or after the distribution;

•	except to the extent relating to a CoalCo Liability, any guarantee, indemnification or contribution obligation for the benefit of GasCo by CoalCo that survives the distribution;

•	any breach by GasCo of the separation agreement or any of the ancillary agreements; and

•

any untrue statement or alleged untrue statement or omission or alleged omission of a material fact made explicitly in GasCo’s name in the Form 10, this information statement (as amended or supplemented), or certain other registration statements.

The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Insurance. The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and will set forth procedures for the administration of insured claims and related matters.

Further Assurances. In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both CoalCo and ParentCo will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution. The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between CoalCo and GasCo related to the separation or distribution and that are unable to be resolved through good faith discussions between CoalCo and GasCo. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of CoalCo and GasCo, and that, if such efforts are not successful, either CoalCo or GasCo may submit the dispute, controversy or claim to mandatory, nonbinding mediation or, if such nonbinding mediation is not successful, binding arbitration, subject to the provisions of the separation agreement.

Expenses. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by ParentCo and CoalCo, all costs and expenses incurred in connection with the separation prior to, as of or after the distribution date, will be paid by the party incurring such cost and expense; provided, that certain costs and expenses outlined in the schedules to the separation agreement relating to certain professional services, NYSE listing authorization, and dissemination of the Form 10 and this information statement will be allocated equally between ParentCo and CoalCo.

Other Matters. Other matters governed by the separation agreement will include access to financial and other information, confidentiality, non-competition and non-solicitation provisions, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination. The separation agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole and absolute discretion of ParentCo without the approval of any person, including CoalCo or ParentCo stockholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated, except by an agreement in writing signed by both GasCo and CoalCo.

Transition Services Agreement

CoalCo and ParentCo will enter into a transition services agreement in connection with the separation pursuant to which CoalCo and GasCo and their respective affiliates will provide each other, on an interim, transitional basis, various services, including, but not limited to, employee benefits administration, information technology services, regulatory services, general administrative services and other support services. The agreed-upon charges for such services are generally intended to allow the servicing party to charge a price comprised of the internal costs and expense incurred by the servicing party plus a modest predetermined profit in the form of a mark-up of such out-of-pocket expenses. Based on current assumptions, the cost of the services to be provided by each party is estimated to be approximately $1.4 million for services provided by GasCo to CoalCo and less than $200,000 for services provided by CoalCo to GasCo. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.

In addition to the transition services outlined in the transition services agreement, it is anticipated that David Khani will enter into a Consulting Agreement with CNX Gas Company LLC, a subsidiary of ParentCo and a party to the limited liability company agreement of CONE Gathering LLC. Mr. Khani currently serves as a director of CONE Gathering LLC and CONE Midstream GP LLC, which is the general partner of CONE Midstream Partners LP, a master limited partnership formed in 2014 by ParentCo and Noble Energy, Inc., primarily to own, operate, develop and acquire natural gas gathering and other midstream energy assets in the Marcellus Shale in Pennsylvania and West Virginia. As referenced in his biographical information, Mr. Khani also currently serves as Chief Financial Officer of the general partner of CONE. Pursuant to the terms of the Consulting Agreement, Mr. Khani will continue to serve as GasCo’s designee in these roles for a limited period following the separation, which is not currently expected to exceed six months, while an appropriate replacement is found. During the term of the Consulting Agreement, Mr. Khani will not be an employee of GasCo, will have the status of an independent contractor, and will not have the authority to act as agent of the GasCo.

Tax Matters Agreement

In connection with the separation, CoalCo and ParentCo will enter into a tax matters agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters.

In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free for U.S. federal income tax purposes. In general, under the tax matters agreement, each party will be expected to be responsible for any taxes imposed on ParentCo or CoalCo that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement.

As discussed elsewhere in this information statement, notwithstanding receipt by ParentCo of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, ParentCo, CoalCo and ParentCo stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of ParentCo or CoalCo could cause the distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, CoalCo may be required to indemnify ParentCo for taxes (and certain related losses) resulting from the distribution and certain related transactions not qualifying as tax-free.

If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, ParentCo would recognize taxable gain as if it had sold the CoalCo common stock in a taxable sale for its fair market value (unless ParentCo and CoalCo jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the ParentCo group would recognize taxable gain as if CoalCo had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the CoalCo common stock and the assumption of all CoalCo’s liabilities and (ii) CoalCo would obtain a related step up in the basis of its assets) and ParentCo stockholders who receive CoalCo common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such CoalCo common stock.

Employee Matters Agreement

CoalCo and ParentCo will enter into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement will provide that, unless otherwise specified, GasCo will be responsible for certain liabilities associated with current and former employees of GasCo and its subsidiaries and certain other former employees classified as former employees of GasCo for purposes of post-separation compensation and benefits matters, and CoalCo will be responsible for certain liabilities associated with current and former employees of CoalCo and its subsidiaries and certain other former employees classified as former employees of CoalCo for purposes of post-separation compensation and benefits matters.

The employee matters agreement will also govern the treatment of equity-based awards granted by ParentCo prior to the separation. See “The Separation and Distribution—Treatment of Equity-Based Compensation.”

Master Cooperation and Safety Agreement

In connection with the separation, CoalCo and ParentCo will enter into two master cooperation and safety agreements, which will contain provisions related to the safe and economical operation of GasCo’s Gas Business and CoalCo’s Coal Business where the parties have overlapping interests. The first will be accomplished via two amendments to an existing master cooperation and safety agreement that will relate to operations at the PAMC, and is discussed below under the heading “Cooperation and Safety Agreement.” The second master cooperation and safety agreement will relate to the safe and economical operation of the CNX Marine Terminal and other non-PAMC operations of the Coal Business and ParentCo’s natural gas business where joint interests exist, including with respect to surface rights and use and subsidence issues. Further, GasCo will agree to sign and deliver any waiver or consent necessary to allow coal mining operations of CoalCo in the vicinity of certain properties or gas rights owned by GasCo, and CoalCo will agree that GasCo has the right to capture gas from any well associated with CoalCo’s properties, subject to CoalCo’s right to preclude GasCo from capturing gas with respect to any active mining area in order to promote safety for and productivity of its coal operations. For certain wells and related infrastructure, CoalCo may be required to reimburse certain plugging and abandonment costs and to compensate GasCo for certain broadly-defined reserves that it is not able to produce because of our coal mining activities.

Other Agreements

Agreements with CNXC

Following the separation and distribution, CoalCo will own those ownership interests of CNXC previously owned by ParentCo. CNXC and ParentCo (and certain of ParentCo’s affiliates, some of which will become subsidiaries of CoalCo pursuant to the internal restructuring prior to the separation) have previously entered into various agreements regarding the relationship between the two entities. The material terms of these agreements, which are anticipated to either be assumed by CoalCo, continue unmodified between the current parties, modified and amended in connection with the separation or subsumed within the related party agreements discussed above, are set forth below. These agreements, together with the documents discussed above and agreements by which the internal reorganization will be effected, will provide for the allocation between CoalCo and CNXC of certain assets, employees, liabilities and obligations relating to the management and operation of PAMC.

Operating Agreement

Under the current operating agreement, CNX Thermal Holdings, a wholly-owned subsidiary of CNXC, has agreed to serve as the operator and assumed management and control over the day-to-day operations of the PAMC for the life of the mines. As operator, CNX Thermal Holdings is responsible for managing and conducting all operations with respect to the PAMC, including: (i) mining the PAMC; (ii) handling coal production and delivery thereof to purchasers and/or facilities; (iii) operating the beltlines transporting raw coal into the PAMC’s preparation plant and loading facility; (iv) storing, preparing, treating, managing and loading coal at the preparation plant and, if applicable, blending coal; (v) disposing, stockpiling, handling, treating and/or storing all coal refuse; and (vi) planning and coordinating of anticipated mining operations.

CNX Thermal, as the operator under the operating agreement, also possesses the following responsibilities for managing and conducting the following additional operational services with respect to the PAMC: (i) health, environmental, safety and security services, including MSHA reporting; (ii) services related to the acquisition, divestiture, management and administration of the real property interests underlying the PAMC; (iii) acquiring, managing and administering all permits necessary for the operation of the PAMC in material compliance with such permits; (iv) services necessary to market the production from the PAMC and negotiate, manage and administer the contracts necessary for the operation of the PAMC; (v) logistics relating to operation of the

PAMC; and (vi) preparing, or causing to be prepared, such daily reports typically prepared by an operator of a mining complex similar to the PAMC that are prepared in the ordinary course of business and monthly per ton reports and annual reserve reports.

Pursuant to the operating agreement, a two-member operating committee, meets quarterly to review the annual budget for the PAMC. While CNX Thermal Holdings has been delegated the authority and responsibility for managing and further developing the PAMC, certain material actions, including the approval of the annual plan and budget and any permanent or extended temporary decommissioning of any of the mines at the PAMC, will require the unanimous consent of the operating committee. CNX Thermal Holdings may be removed as operator only in the event of its bankruptcy or gross negligence or willful misconduct in connection with the operational services.

Any liabilities arising from the operation of the PAMC that are not the result of CNX Thermal Holdings’ gross negligence or willful misconduct will be borne by CNX Thermal Holdings, certain ParentCo subsidiaries pro rata in relation to such person’s ownership percentage of the PAMC. Under the operating agreement, CNX Thermal Holdings invoices ParentCo through its subsidiaries on a monthly basis for its pro rata share of the costs associated with the operation of the PAMC. The total amount of such amounts invoiced was approximately $414.5 million for 2016.

It is anticipated that the operating agreement will remain in effect following the separation with the current parties thereto, with amendment or modification as deemed necessary.

Employee Services Agreement

Pursuant to an employee services agreement ParentCo, through a wholly-owned subsidiary that will, as part of the separation, become a wholly-owned subsidiary of CoalCo, provides personnel to mine and process coal from the PAMC and perform the operational services that CNXC is charged with providing under the operating agreement described above. CNXC provides reimbursement for (i) all direct third-party costs and expenses actually incurred in providing operational services, including royalties required to be paid on the coal mined, certain taxes applicable to the coal and coal workers, per-ton reclamation fees or taxes and penalties imposed by any governmental authority for violation of any law or regulation arising out of performance of the operational services, except to the extent such penalties were as a result of gross negligence or willful misconduct, (ii) salary, benefits and other compensation costs of employees performing the operational services to the extent such employees are performing the operational services; and (iii) market rate rental fees for use of assets in performing the operational services, if any. CNXC paid approximately $45.0 million to ParentCo for such reimbursed expenses for the year ended December 31, 2016. It is currently anticipated that, since the wholly-owned subsidiary that is currently a party to the employee services agreement will become a wholly-owned subsidiary of CoalCo, the employee services agreement will not require assignment or amendment in connection with the separation, and will remain in effect following the separation.

Cooperation and Safety Agreements

CNX Thermal is party to a master cooperation and safety agreement with a wholly owned subsidiary of ParentCo pursuant to which CNX Thermal, in its capacity as operator of the PAMC, coordinates mining activities relating to the PAMC with the oil and natural gas drilling and development activities of ParentCo in and around the PAMC. The cooperation and safety agreement, which CoalCo anticipates will remain in place with GasCo following the separation and has been amended for certain necessary changes, contains provisions related to the safe and economical operation of the PAMC coal business and ParentCo’s natural gas business where joint interests exist, including with respect to surface rights and use and subsidence issues.

Contract Agency Agreement

CNX Thermal Holdings, is party to a contract agency agreement with CONSOL Energy Sales Company (CES), a current subsidiary of ParentCo that will, as part of the separation, become a wholly-owned subsidiary of CoalCo.

Under the contract agency agreement, CES acts as agent to market and sell the coal produced from the PAMC and administers CNXC’s existing coal purchase and sale contracts, including any extensions or renewals thereof, and any new coal purchase and sale contracts for the sale of coal produced from the PAMC. The administration of these coal purchase and sale contracts includes CES’ making elections, enforcing rights, executing coal sale confirmations and invoicing, in each case at our direction and with respect to the coal reserves attributable to our interests and CES’ interest in the PAMC. Because it governs certain contracts which pertain to both coal and natural gas sales, the contract agency agreement will be amended in connection with the separation to remove those contracts and parties that pertain to GasCo operations. Otherwise, the amended contract agency agreement will remain in effect between CNX Thermal Holdings and CES following the separation.

Terminal Throughput Agreement

CNX Thermal Holdings is party to a terminal throughput agreement with CNX Marine Terminals, Inc. (CNX Marine), a current subsidiary of ParentCo that will, as part of the separation, become a wholly-owned subsidiary of CoalCo. Under the terminal and throughput agreement, CNXC has the option, but not the obligation, to transport or to cause to be transported through the CNX Marine Terminal up to 5 million tons of coal each calendar year for a terminal fee of $4 per ton of coal transported through the CNX Marine Terminal, plus certain standard fees for long-term or excess storage, re-handling services at the CNX Marine Terminal (if elected) and certain fees related to the docking and undocking of vessels at the CNX Marine Terminal. The per ton terminal fee and other fees may be reasonably escalated by the owner of the CNX Marine Terminal on a quarterly basis based on changes in the volume of coal shipped through the CNX Marine Terminal and increases in operating costs at the terminal. The terminal throughput agreement will not require assignment or amendment in connection with the separation, and will remain in effect following the separation.

Water Supply and Services Agreement

CNXC is party to a water supply and services agreement with a wholly owned subsidiary of ParentCo pursuant to which it has the option, but not the obligation, to (i) acquire water from ParentCo for a fee of $3.50 per thousand gallons of water (the supply fee), in an amount up to 600 gallons per minute and (ii) cause ParentCo to treat and dispose of water produced from the PAMC for a fee of $1.91 per thousand gallons of water (the treatment fee). The supply fee is subject to a renegotiation based on market conditions at the end of the initial term, and the treatment fee is subject to annual renegotiation based on market conditions and operating costs of the water treatment facility. The water supply and services agreement, which will remain in place with GasCo following the separation, is being amended to revise and remove certain services provided under the agreement, and otherwise has an initial term of five years and will automatically renew for additional one-year terms unless terminated by either party on not less than 30 days’ prior notice.

Omnibus Agreement

CNXC and the CNXC GP are parties to an omnibus agreement with ParentCo, and certain other subsidiaries of ParentCo that address the matters discussed below. In the event ParentCo ceases to control the CNXC GP, either party may terminate the omnibus agreement, provided that the indemnification obligations will survive any such termination in accordance with their terms. Under the omnibus agreement, as it has been amended and restated, CNXC pays ParentCo an administrative support fee for the provision of certain administrative support services and an executive support fee for the provision of certain executive support services for its benefit. The omnibus agreement also addresses reimbursement for certain administrative and support costs incurred. The administrative support fee may change each calendar year, as determined by ParentCo in good faith after consultation with the CNXC GP, to accurately reflect the degree and extent of the general and administrative services provided to CNXC and may be adjusted to reflect, among other things, the contribution, acquisition or disposition of assets to or by CNXC or to reflect any change in the cost of providing general and administrative services Under the omnibus agreement, until the date that ParentCo no longer controls the CNXC GP, if

ParentCo determines to sell, transfer or otherwise dispose of all or part of its retained 75% undivided interest in the PAMC or CNX Marine Terminal, ParentCo must provide CNXC with an opportunity to make the first offer to acquire such interests and assets.

Under the omnibus agreement, ParentCo has indemnification obligations to CNXC for certain liabilities under the omnibus agreement, including those relating to (i) the consummation of the transactions contemplated by the contribution agreement; (ii) all pre-contribution tax liabilities attributable to the assets contributed to CNXC; (iii) certain operational and title matters, including the failure to have the ability to operate under any governmental license, permit or approval or valid title to the contributed assets, in each case, that is necessary to own or operate any contributed assets; (iv) except to the extent resulting from CNXC’s breach of the operating standard in the operating agreement, ParentCo’s ownership of its retained 75% interest in and to the PAMC; (v) certain liabilities retained by ParentCo; (vi) ParentCo’s gross negligence or willful misconduct in connection with the provision of general and administrative services or management services under the omnibus agreement; and (vii) a breach by ParentCo of the other agreements discussed herein.

CNXC also has the following indemnification obligations to ParentCo: (i) the use, ownership or operation of CNXC assets, including certain environmental liabilities; (ii) any liabilities incurred by ParentCo under the other agreements discussed herein, or by CNXC’s breach of the cooperation and safety agreement; and (iii) those relating to CNXC’s operation of the PAMC under permits and/or bonds, letters of credit, guarantees, deposits and other pre-payments held by ParentCo. Under the omnibus agreement, certain indemnification obligations by ParentCo are limited to pre-identified liabilities, and/or a deductible of $1.0 million per claim. For purposes of calculating the deductible, a “claim” will include all liabilities that arise from a discrete act or event. There is no limit on the amount for which ParentCo or CNXC will indemnify under the omnibus agreement once the deductible is met.

In connection with the separation, the omnibus agreement will be amended to (i) confirm that the omnibus agreement will remain in place and not be terminated, (ii) add CoalCo as a new party to the agreement and cause CoalCo to replace Parent under the terms of the omnibus agreement (except as described in (iii)), and (iii) acknowledge Parent’s agreement that it shall continue to have indemnification obligations relating to matters arising under the omnibus agreement that occurred prior to the time of separation, including as it relates to administrative support services and executive support obligations provided under the omnibus agreement prior to the separation. As it relates to the existing indemnification obligations that remain in place as between GasCo and CNXC under the omnibus agreement, as amended, following the separation, we will provide indemnification to GasCo as it relates to such ongoing indemnification obligations relating to the Coal Business, as part of the separation agreement.

Procedures for Approval of Related Person Transactions

CoalCo will adopt a written Related Person Policy and Procedures to set forth policies and procedures for the review and approval or ratification of related person transactions with directors, nominees for director, executive officers and certain family members (related persons). We expect that the policy will provide that, prior to entering into a potential related person transaction (which is generally a transaction in excess of $120,000 involving CoalCo and a related person), the related person must notify our chief financial officer and general counsel of the material facts regarding the transaction. If our chief financial officer and general counsel determine that the proposed transaction is in fact a related person transaction, the details of the transaction are presented to our Audit Committee (or if it is not practicable or desirable to wait until the next Audit Committee meeting, to the chairman of the Audit Committee) for approval. The Audit Committee or Chairman, as applicable, will consider all relevant facts and circumstances including the terms of the transaction and terms that would be available to unrelated parties, the benefits to us and, if the transaction involves an independent director, any impact the transaction would have on such director’s independence. The Audit Committee or Chairman, as applicable, will also inform our N&CG Committee of any related person transactions involving directors or nominees. Since the SEC’s related party regulation also applies to directors’ and executive officers’ family members, as well as entities in which they may be deemed to have an indirect material interest, it is possible that related person transactions could occur without a director or executive officer being aware of them and seeking approval in accordance with the policy. When we become aware of a related person transaction that has not been previously approved, the policy will require that the details of the transaction be presented to our Audit Committee or Chairman, as applicable, for ratification or other action.

The Board of Directors is expected to consider the following types of potential related person transactions and pre-approve them under the company’s Related Person Transaction Approval Policy as not presenting material conflicts of interest:

•

employment of executive officers (except employment of an executive officer that is an immediate family member of another executive officer, director, or nominee for director) as long as the Compensation Committee has approved the executive officers’ compensation;

•	director compensation that the Board of Directors has approved;

•

any transaction with another entity in which the aggregate amount involved does not exceed the greater of $1 million or 2% of the other entity’s total annual revenues, if a related person’s interest arises only from:

•	such person’s position as an employee or executive officer of the other entity; or

•	such person’s position as a director of the other entity; or

•	the ownership by such person, together with his or her immediate family members, of less than a 10% equity interest in the aggregate in the other entity (other than a partnership); or

•	both such position as a director and ownership as described in the foregoing two bullets; or

•	such person’s position as a limited partner in a partnership in which the person, together with his or her immediate family members, have an interest of less than 10%;

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charitable contributions in which a related person’s only relationship is as an employee (other than an executive officer), or a director or trustee, if the aggregate amount involved does not exceed the greater of $250,000 or 2% of the charitable organization’s total annual receipts;

•	transactions, such as the receipt of dividends, in which all stockholders receive proportional benefits;

•	transactions involving competitive bids;

•	transactions involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and

•	transactions with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax consequences of the distribution of CoalCo common stock to “U.S. holders” (as defined below) of ParentCo common stock. This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies only to U.S. holders of shares of ParentCo common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

The distribution is conditioned upon the receipt by ParentCo of a private letter ruling from the IRS, which was received on October 16, 2017, and one or more opinions of its tax advisors, in each case, satisfactory to the ParentCo Board of Directors, regarding certain U.S. federal income tax matters relating to the separation and the distribution, including, with respect to the opinion of Wachtell, Lipton, Rosen & Katz, to the effect that, subject to the accuracy of and compliance with certain representations, assumptions, and covenants, the distribution will be a transaction described in Section 355(a) of the Code.

This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation agreement and the other separation-related agreements and as described in this information statement and that the IRS takes no position inconsistent with the opinion(s) described above. This summary is not intended to be, and it should not be construed to be, legal or tax advice to any particular stockholder. It does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold ParentCo or CoalCo common stock, pass-through entities (or investors therein), traders in securities who elect to apply a mark-to-market method of accounting, holders who hold ParentCo or CoalCo common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive CoalCo common stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for alternative minimum tax or any holders who actually or constructively own or owned more than 5% of ParentCo common stock). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. The distribution may be taxable under such other tax laws and all holders should consult their own tax advisors with respect to the applicability and effect of any such tax laws.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds ParentCo common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the distribution.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of ParentCo common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a United States person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IT IS NOT INTENDED TO BE, AND IT SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

The IRS private letter ruling and the opinion(s) of tax advisors will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of CoalCo and ParentCo (including those relating to the past and future conduct of CoalCo and ParentCo). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if CoalCo or ParentCo breach any of their respective representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors, such IRS private letter ruling and/or the opinion(s) of tax advisors may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt by ParentCo of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS private letter ruling or the opinion(s) of tax advisors was based are false or have been violated. In addition, neither the IRS private letter ruling nor the opinion(s) of tax advisors will address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, and an opinion of a tax advisor represents the judgment of such tax advisor and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt by ParentCo of the IRS private letter ruling and the opinion(s) of tax advisors, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, ParentCo, CoalCo and ParentCo stockholders could be subject to significant U.S. federal income tax liability. Please refer to “Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.

It is expected that, for U.S. federal income tax purposes:

•

subject to the discussion below regarding Section 355(e) of the Code, no gain or loss will be recognized by, and no amount will be includible in the income of, ParentCo upon the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the separation and distribution (including with respect to any portion of the borrowing proceeds transferred to ParentCo from CoalCo that is not used for qualifying purposes) and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by ParentCo under U.S. Treasury regulations relating to consolidated federal income tax returns;

•

no gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of ParentCo common stock upon the receipt of CoalCo common stock in the distribution, except with respect to any cash received in lieu of fractional shares of CoalCo common stock (as described below);

•

the aggregate tax basis of the ParentCo common stock and the CoalCo common stock received in the distribution (including any fractional share interest in CoalCo common stock for which cash is received) in the hands of each U.S. holder of ParentCo common stock immediately after the distribution will equal the aggregate tax basis of ParentCo common stock held by the U.S. holder immediately before the distribution, allocated between the ParentCo common stock and the CoalCo common stock (including any fractional share interest in CoalCo common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and

•

the holding period of the CoalCo common stock received by each U.S. holder of ParentCo common stock in the distribution (including any fractional share interest in CoalCo common stock for which cash is received) will generally include the holding period at the time of the distribution for the ParentCo common stock with respect to which the distribution is made.

A U.S. holder who receives cash in lieu of a fractional share of CoalCo common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its ParentCo common stock exceeds one year at the time of distribution.

If a U.S. holder of ParentCo common stock holds different blocks of ParentCo common stock (generally shares of ParentCo common stock purchased or acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of CoalCo common stock received in the distribution in respect of particular blocks of ParentCo common stock.

U.S. Treasury regulations require certain U.S. holders who receive shares of CoalCo common stock in the distribution to attach to such U.S. holder’s federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.

As discussed above, notwithstanding receipt by ParentCo of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, some or all of the consequences described above would not apply and ParentCo, CoalCo and ParentCo stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of ParentCo or CoalCo could cause the distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, CoalCo may be required to indemnify ParentCo for taxes (and certain related losses) resulting from the distribution and certain related transactions not qualifying as tax-free.

If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, ParentCo would recognize taxable gain as if it had sold the CoalCo common stock in a taxable sale for its fair market value (unless ParentCo and CoalCo jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the ParentCo group would recognize taxable gain as if CoalCo had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the CoalCo common stock and the assumption of all CoalCo’s liabilities and (ii) CoalCo would obtain a related step up in the basis of its assets) and ParentCo stockholders who receive CoalCo common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such CoalCo common stock.

Even if the distribution were to otherwise qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to ParentCo under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in ParentCo or CoalCo. For this purpose, any acquisitions of ParentCo or CoalCo shares within the period beginning two years before the separation and ending two years after the separation are presumed to be part of such a plan, although CoalCo or ParentCo may be able to rebut that presumption.

In connection with the distribution, CoalCo and ParentCo will enter into a tax matters agreement pursuant to which CoalCo will be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax matters agreement, if the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and, in each case, such failure were the result of actions taken after the distribution by ParentCo or CoalCo, the party responsible for such failure will be responsible for all taxes imposed on ParentCo or CoalCo to the extent such taxes result from such actions. However, if such failure was the result of any acquisition of CoalCo shares or assets, or of any of CoalCo’s representations, statements or undertakings being incorrect, incomplete or breached, CoalCo generally will be responsible for all taxes imposed as a result of such acquisition or breach. For a discussion of the tax matters agreement, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

CoalCo’s indemnification obligations to ParentCo under the tax matters agreement are not expected to be limited in amount or subject to any cap. If CoalCo is required to pay any taxes or indemnify ParentCo and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, CoalCo may be subject to substantial liabilities.

Backup Withholding and Information Reporting.

Payments of cash to U.S. holders of ParentCo common stock in lieu of fractional shares of CoalCo common stock may be subject to information reporting and backup withholding (currently, at a rate of 28%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IT IS NOT INTENDED TO BE, AND IT SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER. THE FOREGOING DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

DESCRIPTION OF MATERIAL INDEBTEDNESS

CoalCo anticipates incurring certain indebtedness prior to, or substantially concurrently with, the separation. Subject to market conditions and other factors, it is anticipated that CoalCo will enter into various secured financing arrangements in connection with the separation. A portion of the proceeds of the funded debt will be transferred to ParentCo in connection with the separation, as discussed in further detail below. Further, CoalCo intends to retain those 5.75% MEDCO Revenue Bonds due September 2025, for which the principal amount as of September 30, 2017 was $103 million, and for which GasCo will remain as a guarantor with CoalCo providing indemnification with respect to such guarantee. As a result of these contemplated financing transactions, upon consummation of the separation CoalCo currently expects to have total indebtedness of approximately $903 million, excluding surety bonds, OPEB and certain other long-term liabilities.

Additional details regarding the anticipated terms of the revolving credit facility, term loan facilities and other facilities is set forth below. Each summary is based on current expectations and is subject to modification prior to the time that each facility is entered into, which is anticipated to occur prior to, or substantially concurrently with, the separation, and is in all cases qualified in its entirety to the full text of the applicable agreements, which, once finalized, will each be filed as an exhibit to a future amendment to the registration statement on Form 10 of which this information statement is a part, or a periodic filing on Form 8-K if such agreement is finalized following the effectiveness of the registration statement on Form 10.

CoalCo Credit Facilities

CoalCo anticipates entering into a revolving credit facility with commitments up to $300 million (the Revolving Credit Facility), a Term Loan A Facility of up to $100 million (the TLA Facility) and a Term Loan B Facility of up to $400 million (the TLB Facility, and together with the Revolving Credit Facility and the TLA Facility, the Senior Secured Credit Facilities) in connection with the separation, the proceeds of which, together with the proceeds of the notes, will be used, among other things, to (i) make a cash payment of $425 million to ParentCo, (ii) refinance as an intercompany loan the existing indebtedness of CNXC under the CNXC Revolver, (iii) to pay related fees and expenses and (iv) otherwise fund CoalCo’s working capital needs and general corporate purposes following the separation.

Borrowings under our Senior Secured Credit Facilities will bear interest at a floating rate which can be, at our option, either (i) LIBOR plus an applicable margin or (ii) an alternate base rate plus an applicable margin.

The Revolving Credit and TLA Facilities are expected to mature on the date that is four years following the closing date. The TLB Facility is expected to mature on the date that is five years following the closing date.

Starting with the quarter ending March 31, 2018, the TLA Facility is expected to amortize in equal quarterly installments of (i) 3.75% of the original principal amount thereof, for the first eight quarterly installments, (ii) 6.25% of the original principal amount thereof for the subsequent four quarterly installments and (iii) 11.25% of the original principal amount thereof for the quarterly installments thereafter, with the remaining balance due at final maturity.

Starting with the quarter ending March 31, 2018, the TLB Facility is expected to amortize in equal quarterly installments in an amount equal to 0.25% per annum of the original principal amount thereof, with the remaining balance due at final maturity.

Obligations under the Senior Secured Credit Facilities are expected to be guaranteed by (i) all owners of the 75% undivided economic interest in the PAMC held by CoalCo, (ii) any other members of the CoalCo group that own any portion of the collateral securing the Revolving Credit Facility, and (iii) subject to certain customary exceptions and agreed materiality thresholds, all other existing or future direct or indirect wholly owned restricted subsidiaries of CoalCo (excluding CNXC and its wholly-owned subsidiaries). As currently contemplated, all obligations are expected to be secured by, subject to certain exceptions (including a limitation of pledges of equity interests in certain subsidiaries and certain thresholds with respect to real property), a first-priority lien on (i) the 75% undivided economic interest in the PAMC held by CoalCo, (ii) the limited partner units of CNXC held by CoalCo, (iii) the CNX Marine Terminal and (iv) the 1.6 billion tons of Greenfield Reserves.

The Senior Secured Credit Facilities are expected to contain a number of customary affirmative covenants. In addition, the Senior Secured Credit Facilities are expected to contain a number of negative covenants, that, subject to certain exceptions, will include limitations on (among other things): indebtedness, liens, investments, restricted payments, and prepayments of junior indebtedness.

The Revolving Credit Facility and TLA Facility are also expected to include financial covenants, including (i) a maximum first lien gross leverage ratio, (ii) a maximum total net leverage ratio, and (iii) a minimum fixed charge coverage ratio. It is anticipated that the Senior Secured Credit Facilities will contain customary events of default, including with respect to a failure to make payments when due, cross-default and cross-judgment default and certain bankruptcy and insolvency events.

New CNXC Facility

The CNXC Revolver is expected to be replaced with a new affiliated company revolving credit facility (the New CNXC Facility) with aggregate commitments not exceeding $275 million. As currently contemplated, CoalCo, or one of its wholly-owned subsidiaries that is a guarantor under the Senior Secured Credit Facilities, will serve as lender under the New CNXC Facility, the proceeds of which will be utilized to refinance the existing CNXC Revolver, to provide working capital for CNXC following the separation and for other general corporate purposes. The New CNXC Facility is expected to mature no earlier than 91 days after the maturity of the TLB Facility.

The collateral obligations under the New CNXC Facility are expected to generally mirror the current CNXC Revolver, as is the list of entities that will act as guarantors thereunder. The New CNXC Facility is expected to be subject to financial covenants relating to a maximum first lien gross leverage ratio and a maximum total net leverage ratio, which will be calculated on a consolidated basis for CNXC and its restricted subsidiaries at the end of each fiscal quarter. The New CNXC Facility is also expected to contain a number of customary affirmative covenants and negative covenants, including limitations on the ability of CNXC to incur additional indebtedness (subject to certain limited exceptions).

Second Lien Notes

Prior to the separation, CoalCo anticipates, subject to market conditions, completing an offering of up to $300 million aggregate principal amount of senior secured second lien debt instruments (the Second Lien Financing). It is currently anticipated that a substantial portion of the net proceeds of the issuance of the Second Lien Financing will be used to make a cash payment to ParentCo in connection with the separation, with any remaining proceeds used for general corporate purposes of CoalCo. Additional information with respect to the Second Lien Financing will be included in an amendment to this information statement.

Other Debt

CoalCo expects to retain those 5.75% MEDCO Revenue Bonds due September 2025, for which the principal amount as of September 30, 2017 was $103 million, and for which GasCo is expected to remain as a guarantor with CoalCo providing indemnification with respect to such guarantee. ParentCo’s existing unsecured senior notes and senior revolving credit facility are expected to remain an obligation of GasCo after the separation. In addition, in connection with the separation, CoalCo expects to enter into a $100 million accounts receivable securitization facility (AR Securitization Facilitiy).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation and distribution, all of the outstanding shares of CoalCo common stock will be owned beneficially and of record by ParentCo. Following the separation and distribution, CoalCo expects to have outstanding an aggregate of approximately 28.0 million shares of common stock based upon approximately 224.4 million shares of ParentCo common stock issued and outstanding on October 31, 2017, excluding treasury shares, assuming no exercise of ParentCo options and applying the distribution ratio.

Security Ownership of Certain Beneficial Owners

The following table reports the number of shares of CoalCo common stock that CoalCo expects will be beneficially owned, immediately following the completion of the distribution by each person who is expected to beneficially own more than 5% of CoalCo common stock at such time. The table is based upon information available as of October 31, 2017 as to those persons who beneficially own more than 5% of ParentCo common stock and assumes a distribution of one share of CoalCo common stock for every eight shares of ParentCo common stock held by such persons. A person has beneficial ownership of shares if the person has the power to vote or dispose of such shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options and convertible securities that are presently exercisable or convertible or will become exercisable or convertible within 60 days of the date that beneficial ownership is calculated.

	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Southeastern Asset Management, Inc. (2)
6410 Poplar Ave., Suite 900 Memphis, TN 38119	5,964,562	21.27%

BlackRock, Inc. (3)
55 East 52nd Street New York, NY 10055	1,929,538	6.88%

Greenlight Capital, Inc. (4)
140 East 45th Street, 24th Floor New York, NY 10017	1,925,396	6.87%

Franklin Mutual Advisors, LLC (5)
101 John F. Kennedy Parkway Short Hills, NJ 07078-2789	1,691,223	6.03%

The Vanguard Group, Inc. (6)
100 Vanguard Boulevard Malvern, PA 19355	1,638,105	5.84%

(1)

As of October 31, 2017, there were 224,369,758 shares of ParentCo common stock outstanding, which based on the distribution ratio of one share of CoalCo common stock for every eight shares of ParentCo common stock on the Record Date, would result in 28,046,219 shares of CoalCo common stock outstanding upon the effectiveness of the Distribution.

(2)

Based on a Schedule 13D/A filed with respect to ParentCo common stock by Southeastern Asset Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, on October 13, 2017. Southeastern Asset Management, Inc. is deemed to be the beneficial owner of and has sole voting power with respect to 20,493,590 ParentCo shares, shared or no voting power with respect to 24,068,475 (shared) and 3,154,436 (no voting) ParentCo shares, sole dispositive power with respect to 22,848,026 ParentCo shares and shared voting and dispositive power with respect to 24,868,475 ParentCo shares. The Schedule 13D/A indicates that Longleaf Partners Fund, an investment company registered under Section 8 of the Investment Company Act, shares voting and dispositive power with Southeastern Asset Management, Inc. with respect to 11,536,742 ParentCo shares, and that Longleaf Partners Small-Cap Fund, an investment company registered under Section 8 of the Investment Company Act, shares voting and dispositive power with Southeastern Asset Management, Inc. with respect to 12,285,409 ParentCo shares.

(3)

Based on a Schedule 13G/A filed with respect to ParentCo common stock by BlackRock, Inc. on January 23, 2017, BlackRock, Inc., as a parent holding company for a number of investment management subsidiaries, is deemed to have sole voting power with respect to 14,729,789 ParentCo shares and be the beneficial owner of and have sole dispositive power with respect to 15,436,305 ParentCo shares. The following subsidiaries of BlackRock, Inc. are investment advisors which hold shares of our common stock: BlackRock Advisors, LLC, BlackRock Advisors (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock Life Limited, BlackRock (Luxembourg) S.A., BlackRock Asset Management Schweiz AG, BlackRock Fund Managers Ltd, BlackRock Asset Management Ireland Limited, BlackRock Investment Management (UK) Limited, BlackRock (Netherlands) B.V., BlackRock International Limited, and BlackRock Japan Co. Ltd.

(4)

Based on a Schedule 13G/A filed with respect to ParentCo common stock on February 14, 2017 by Greenlight Capital, Inc. (“Greenlight Inc.”), DME Advisors, LP (“DME Advisors”), DME Capital Management, LP (“DME CM”), DME Advisors GP, LLC (“DME GP” and together with Greenlight Inc., DME Advisors and DME, CM, “Greenlight”), and David Einhorn, the principal of Greenlight, reporting ownership as of December 31, 2016. Greenlight Inc. is deemed to be the beneficial owner of an aggregate of 8,717,267 ParentCo shares, DME Advisors is deemed the beneficial owner of an aggregate of 2,214,900 ParentCo shares, DME CM is deemed the beneficial owner of an aggregate of 4,380,606 ParentCo shares, DME GP is deemed the beneficial owner of an aggregate of 6,595,506 ParentCo shares, and Mr. Einhorn is deemed the beneficial owner of an aggregate of 15,403,173 ParentCo shares.

(5)

Based on a Schedule 13G filed with respect to ParentCo common stock by Franklin Mutual Advisors, LLC with the SEC on February 7, 2017, Franklin Mutual Advisors, LLC is deemed the beneficial owner of an aggregate of 13,529,788 ParentCo shares. The securities reported are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Franklin Mutual Advisors, LLC, an indirect wholly owned subsidiary of Franklin Resources, Inc.

(6)

Based on a Schedule 13G/A filed with respect to ParentCo common stock by the Vanguard Group, Inc. on February 10, 2017. The Vanguard Group, Inc. is deemed to be the beneficial holder of and has sole voting power with respect to 117,506 ParentCo shares, shared voting power with respect 22,778 ParentCo shares, sole dispositive power with respect to 12,973,806 ParentCo shares and shared dispositive power with respect to 131,037 ParentCo shares.

Share Ownership of Executive Officers and Directors

The following table sets forth information, immediately following the completion of the distribution and calculated as of October 31, 2017, based upon the distribution of one share of CoalCo common stock for every eight shares of ParentCo common stock, regarding (i) each expected director and named executive officer of CoalCo and (ii) all of CoalCo’s expected directors and executive officers as a group. A person has beneficial ownership of shares if the person has the power to vote or dispose of such shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options and convertible securities that are presently exercisable or convertible or will become exercisable or convertible within 60 days of the date that beneficial ownership is calculated. The address of each director, director nominee and executive officer shown in the table below is c/o CONSOL Mining Corporation, 1000 CONSOL Energy Drive, Canonsburg, PA 15317-6506.

	Shares Beneficially Owned (2)	Percent of Class(1)
James A. Brock	8,723	*
David M. Khani	8,948	*
Katharine Fredriksen	734	*
Kurt Salvatori	1,237	*
James McCaffrey	1,942	*
Alvin R. Carpenter	11,700	*
John T. Mills	6,389	*
Joseph P. Platt	0	*
William P. Powell	4,876	*
Edwin S. Roberson (3)	760	*
All directors and executive officers as a group (11 persons)	46,009	*

*	Indicates less than one percent (1%) ownership
(1)

As of October 31, 2017, there were 224,369,758 shares of ParentCo common stock outstanding, which based on the distribution ratio of one share of CoalCo common stock for every eight shares of ParentCo common stock on the Record Date, would result in 28,046,219 shares of CoalCo common stock outstanding upon the effectiveness of the Distribution.

(2)

Beneficial ownership totals in this column do not include any shares issuable pursuant to ParentCo options that are currently exercisable (or may become exercisable on or before December 30, 2017), as all outstanding ParentCo options will upon the separation be exercisable for shares of GasCo common stock, and will not convert into options that entitle the holder to any shares of CoalCo common stock, as outlined in greater detail in the Employee Matters Agreement.

(3)

Accounts for the conversion of 6,086 ParentCo deferred stock units held by Mr. Roberson based on the distribution ratio; however, this conversion will actually occur pursuant to the provisions outlined in Employee Matters Agreement based on the CoalCo Ratio (as defined therein), which will not be determinable until the conclusion of the first three trading days following the date of the Distribution.

DESCRIPTION OF COALCO CAPITAL STOCK

CoalCo’s certificate of incorporation and by-laws will be amended and restated prior to the distribution. The following is a summary of the material terms of our capital stock that will be contained in our amended and restated certificate of incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or by-laws that will be in effect at the time of the distribution, and are qualified in their entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on our capital stock as of the time of the distribution. The certificate of incorporation and by-laws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits in a future amendment to CoalCo’s registration statement on Form 10, of which this information statement forms a part. We will include our amended and restated certificate of incorporation and by-laws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC. The following also summarizes certain relevant provisions of the Delaware General Corporation Law (which we refer to as the DGCL). Since the terms of the DGCL are more detailed than the general information provided below, you should read the actual provisions of the DGCL for complete information.

General

CoalCo will be authorized to issue 62,500,000 shares, of which:

•	shares will be designated as common stock, par value $0.01 per share; and
•	shares will be designated as preferred stock, par value $0.01 per share.

Immediately following the distribution, we expect that approximately 28.0 million shares of our common stock will be issued and outstanding, and that no shares of our preferred stock will be issued and outstanding.

Common Stock

Dividend Rights. Holders of our common stock will be entitled to receive dividends only if and when declared by the Board of Directors. However, no dividend will be declared or paid on our common stock until CoalCo has paid (or declared and set aside funds for payment of) all dividends that have accrued on all classes of CoalCo’s outstanding preferred stock.

Voting Rights. Holders of our common stock will be entitled to one (1) vote per share and they will not have any cumulative voting rights.

Liquidation Rights. Upon any liquidation, dissolution or winding up of CoalCo, whether voluntary or involuntary, after payments to holders of preferred stock of amounts determined by the Board of Directors, plus any accrued dividends, the company’s remaining assets will be divided among holders of our common stock pro rata.

Preemptive or Other Subscription Rights. Holders of our common stock will not have any preemptive right to subscribe for any securities of the company.

Conversion and Other Rights. No conversion, redemption or sinking fund provisions will apply to our common stock, and our common stock will be not liable to further call or assessment by the company. All issued and outstanding shares of our common stock will be fully paid and non-assessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our Board of Directors will be authorized to issue up to shares of preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors will have the discretion, subject to limitations prescribed by Delaware law and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, terms of redemption and liquidation preferences, of each series of preferred stock.

Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our stockholders or our stockholders believe that such transaction or change of control may be in their best interests. CoalCo’s Board of Directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitation on Liability of Directors; Indemnification; Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and by-laws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of CoalCo, or for serving at CoalCo’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and by-laws will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect CoalCo, its directors, officers and certain employees against certain liabilities.

The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit CoalCo and its stockholders. Your investment may be adversely affected to the extent that, in a class action or direct suit, CoalCo pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and By-laws

Provisions of the DGCL and our amended and restated certificate of incorporation and by-laws could make it more difficult to acquire CoalCo by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Provisions. CoalCo will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, following the separation, our Board will initially be divided into three classes, with each director serving for a term ending at the election of directors at the third annual meeting of stockholders following the annual meeting of stockholders at which the director was elected, subject to the provisions described below. For so long as there are three classes of directors, the number of directors in each class shall be as near as possible to one-third of the total number of directors. Each class will initially consist of two directors.

The two directors designated as Class I directors will have initial terms expiring at the first annual meeting of stockholders following the separation, expected to be held in 2018. Directors up for reelection at this annual meeting will be elected to a new three year term expiring in 2021. The two directors designated as Class II directors will have initial terms expiring at the second annual meeting of stockholders following the separation, expected to be held in 2019. Directors up for reelection at this annual meeting will be elected to a new three year term expiring in 2022. The two directors designated as Class III directors will have initial terms expiring at the third annual meeting of stockholders following the separation, expected to be held in 2020. Each director whose term expires at the 2020 annual meeting of stockholders or any annual meeting thereafter (and any other individual who is nominated for election at any such meeting) shall be elected for a term expiring at the next annual meeting of stockholders. As a result of these provisions, one-third of our total number of directors will be up for election at each of the first three annual meetings of stockholders following the separation, two-thirds of the total number will be up for election at the fourth annual meeting of stockholders following the separation, and beginning with the fifth annual meeting of stockholders following the separation (expected to be held in 2022), all of our directors will be subject to annual election. Prior to the annual meeting of stockholders held in 2021, it would take at least two elections for any individual or group to gain control of the Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us. Any amendment to the classified Board provisions in our amended and restated certificate of incorporation or amended and restated bylaws shall require the affirmative vote of the holders of at least three quarters (75%) of the voting power of all outstanding shares of our capital stock entitled to vote thereon.

Size of Board; Vacancies; Removal. Our amended and restated by-laws will provide that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Any vacancies created in our Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will be appointed for a term expiring at the next election of directors and until his or her successor has been elected and qualified.

Our amended and restated by-laws will provide that at any time at which the Board of Directors is divided into classes, stockholders may only remove directors for cause, and only with the approval of at least 66 2/3% of the shares entitled to vote at an election of directors. Upon the Board of Directors no longer being divided into classes, stockholders may remove our directors with or without cause, with the approval of at least 66 2/3% of shares entitled to vote at an election of directors.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will provide that stockholders may not act by written consent unless such written consent is unanimous. Stockholder action must otherwise take place at the annual or a special meeting of our stockholders.

Special Stockholder Meetings. Our amended and restated certificate of incorporation will provide that the chairman of our Board of Directors, our chief executive officer or our Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of our stockholders.

Advance Notice for Stockholder Proposals and Nominations. Our amended and restated by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors (other than nominations made by or at the direction of the Board of Directors).

Certain Effects of Authorized but Unissued Stock. We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the NYSE and Delaware law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of CoalCo by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance of common or preferred stock unless our Board of Directors believes that approval is advisable or is required by applicable stock exchange rules or Delaware law.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Exclusive Forum. Our amended and restated certificate of incorporation will provide that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of CoalCo, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of CoalCo to CoalCo or to CoalCo stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against CoalCo or any current or former director or officer of CoalCo arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or by-laws, any action asserting a claim relating to or involving CoalCo governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in the federal court for the District of Delaware.

Listing

In connection with the separation, CoalCo will be renamed CONSOL Energy Inc., and we intend to apply to have our shares of common stock listed on the NYSE under the symbol “CEIX.”

Sale of Unregistered Securities

In connection with its incorporation on June 21, 2017, CoalCo issued 100 shares of its common stock to ParentCo pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Other than as noted above, in the past three years, CoalCo has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities and new securities resulting from the modification of outstanding securities.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to CoalCo and CoalCo common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on or connected to any website referenced in this information statement is not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

As a result of the distribution, CoalCo will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

APPENDIX A

Reconciliation of Non-GAAP Measures

162(m) Considerations

STIC 2016. The 2016 STIC was designed to comply with Section 162(m) of the Code by including a funding pool of 2% of 2016 annual EBITDA. The 2016 EBITDA pool was $12,520,140. The 2016 STIC Plan payout was based upon a free cash flow metric. This metric for 2016 was $956,656,000. Both measures were calculated as described below under “Calculation for the 2016 Performance Period of the STIC” and the tables on the following pages.

PSUs (2014-2016). The 2014-2016 PSU awards were designed to comply with Section 162(m) of the Code by containing objective, performance-based three-year cumulative conditions of TSR and ROCE. The TSR relative to the S&P 500 was not achieved. The actual TSR was at the 4.5 percentile which did not meet the goal of the 25th percentile for a 50% payout. The ROCE metric was achieved at 12.25% which exceeded the 7.5% threshold for a 200% payout. The ROCE goal was calculated as provided below under “Calculation for the 2014-2016 PSUs.”

Calculations of EBITDA, Free Cash Flow, and ROCE. We define EBITDA as earnings before deducting net interest expense (interest expense less interest income), income taxes, and depreciation, depletion, and amortization. ROCE is defined as return on capital employed.

Calculations for the 2016 Performance Period of the STIC

•

EBITDA Pool. Adjusted per Program Document (2016): The EBITDA pool of $12,520,140 for the 2016 Executive STIC was calculated as 2% of $626,007,000. The EBITDA funding pool was calculated without regard to: (i) the effect of changes in accounting principles; (ii) expenses associated with reorganizations and/or restructuring programs, including, but not limited to, reductions in force (pursuant to ASC 420) and early retirement incentives; (iii) the impairment of tangible or intangible assets (pursuant to ASC 360); (iv) all gains or losses on sales of assets; and (v) any unusual or infrequent items reported in ParentCo’s earnings release.

•	Free Cash Flow Metric (2016). The free cash flow metric was calculated as Free Cash Flow = Operating Cash Flow - Capital Expenditures + Asset Sales.

Calculations for the 2014-2016 PSUs. ROCE will be calculated as a three-year average. On an annual basis, ROCE will be calculated using (A) net income plus after-tax cost of interest as the numerator (without regard to: (i) fluctuations in natural gas and coal prices from those prices used in the ParentCo Board-approved profit objective; (ii) the effect of changes in accounting principles; (iii) expenses associated with reorganizations and/or restructuring programs, including, but not limited to, reductions in force (pursuant to ASC 420) and early retirement incentives; (iv) the impairment of tangible or intangible assets (pursuant to ASC 360); (v) all gains or losses on sales of assets; and (vi) any extraordinary, unusual, or infrequent items reported in ParentCo’s earnings release) and (B) net assets (average of current and prior year-end balance: total assets minus total liabilities plus all interest-bearing debt) as the denominator.

GAAP Reconciliations - EBITDA Pool and Free Cash Flow of 2016 STIC Program and ROCE Goal of the 2014-2016 PSUs

EBIT AND EBITDA TABLE DECEMBER 2014, 2015 and 2016 (000 OMITTED)

2016
Net Income (Loss)	$(839,148)
Add: Loss from Discontinued Operations	$303,183
Add: Interest Expense	$191,476
Less: Interest Income	$(1,507)
Less: Income Taxes	$10,010
Earnings (Loss) Before Interest & Taxes from Continuing Operations	$(335,986)
Loss from Discontinued Operations	$(303,183)
Add: Income Taxes from Discontinued Operations	$(173,566)
Loss Before Interest & Taxes from Discontinued Operations	$(476,749)
EARNINGS (LOSS) BEFORE INTEREST & TAXES	$(812,735)
Earnings (Loss) Before Interest & Taxes from Continuing Operations	$(335,986)
Add: Depreciation, Depletion & Amortization (DD&A)	$598,503
Earnings Before Interest, Taxes and DD&A	$262,517
Loss Before Interest & Taxes from Discontinued Operations	$(476,749)
Add: Depreciation, Depletion & Amortization from Discontinued Operations	$14,443
Earnings (Loss) Before Interest, Taxes and DD&A from Discontinued Operations	$(462,306)
EARNINGS (LOSS) BEFORE INTEREST, TAXES AND DD&A	$(199,789)
Less: Non-controlling Interest	$(8,954)
EARNINGS (LOSS) BEFORE INTEREST, TAXES AND DD&A ATTRIBUTABLE TO CONSOL ENERGY INC. SHAREHOLDERS	$(208,743)
Add Back: Unusual or Infrequent Items Reported in Earnings Release	$406,784
Add Back: Impairment of Tangible or Intangible Assets	$355,681
Add Back: Gains or Losses on Sales of Assets	$72,285
ADJUSTED EBITDA FUNDING POOL	$626,007
2% of EBITDA Pool	$12,520

ROCE TABLE (000 OMITTED)

	2014	2015	2016
Total Assets	$11,401,290	$11,292,273	$10,056,941
Less: Total Current Liabilities	$(1,132,787)	$(1,416,943)	$(1,310,476)
Add: Current Portion of Debt	$5,655	$6,926	$9,325
Less: Long-Term Liabilities	$(5,100,626)	$(4,782,707)	$(4,348,127)
Add: Long-Term Portion of Debt	$3,189,928	$2,995,791	$2,755,137
AVERAGE CAPITAL EMPLOYED	$8,363,460	$8,095,340	$7,162,800
Net Income	$163,090	$(364,475)	$(839,148)
Income Tax Expense (Benefit)	$12,991	$(134,425)	$(163,556)
Effective Tax Rate	7.38%	26.94%	16.31%
Financing Costs:
Interest on Third-Party Debt	$227,219	$194,091	$185,711
All Other Financing Costs	$23,280	$17,447	$17,825
Total Financing Costs	$250,499	$211,538	$203,536
Total Financing Costs (After-Tax)	$232,018	$154,541	$170,336
Add: Adjustment for Flux in Gas Prices	$32,748	$415,402	$732,738
Add: Adjustment for Flux in Coal Prices	$123,408	$322,507	$600,877
Add: Adjustment for Reorganizations	$—	$7,760	$4,061
Add: Adjustment for Unusual, Infrequent, or Non-Recurring Items	$56,632	$306,075	$698,602
EARNINGS EXCLUDING FINANCING COSTS	$607,896	$841,810	$1,367,466
Average Capital Employed	$8,363,460	$8,095,340	$7,162,800
YTD ROCE	7.27%	10.40%	19.09%

FREE CASH FLOW DECEMBER 2016 (000 OMITTED)

Free Cash Flow
Net Cash Provided By Operating Activities	$469,285
Capital Expenditures	$(226,820)
Proceeds From Sales of Assets	$59,902
Noble Exchange Agreement	$213,295
Net Investment in Equity Affiliates	$73,743
Capital Expenditures of Discontinued Operations	$(8,295)
Proceeds From Sale of Buchanan Mine	$403,817
Payments on Sale of Miller Creek/Fola	$(28,271)
FREE CASH FLOW	$956,656

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of CONSOL Energy Inc. and Subsidiaries

We have audited the accompanying combined balance sheets of CONSOL Mining Corporation as of December 31, 2016 and 2015, and the related combined statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of CONSOL Mining Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of CONSOL Mining Corporation’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CONSOL Mining Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of CONSOL Mining Corporation at December 31, 2016 and 2015, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

July 10, 2017

CONSOL MINING CORPORATION

COMBINED STATEMENTS OF INCOME

(Dollars in Thousands)

	For the Years Ended December 31,
	2016	2015	2014
Revenue and Other Income:
Coal Sales	$1,065,582	$1,289,036	$1,616,874
Other Outside Sales	31,464	30,967	41,255
Freight Revenue	46,468	20,499	23,133
Miscellaneous Other Income	82,120	68,193	123,604
Gain on Sale of Assets	5,228	13,025	26,312

Total Revenue and Other Income	1,230,862	1,421,720	1,831,178
Costs and Expenses:
Operating and Other Costs	877,177	699,594	1,110,332
Depreciation, Depletion and Amortization	178,122	195,337	206,684
Freight Expense	46,468	20,499	23,133
Selling, General, and Administrative Costs	50,027	55,720	78,724
Interest Expense	14,053	7,544	—

Total Costs and Expenses	1,165,847	978,694	1,418,873

Earnings Before Income Tax	65,015	443,026	412,305
Income Tax	14,565	125,605	121,353

Net Income	50,450	317,421	290,952
Less: Net Income Attributable to Noncontrolling Interest	8,954	10,410	—

Net Income Attributable to CONSOL Mining Corporation Shareholder	$41,496	$307,011	$290,952

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Thousands)

	For the Years Ended December 31,
	2016	2015	2014
Net Income	$50,450	$317,421	$290,952
Other Comprehensive Income (Loss):
Actuarially Determined Long-Term Liability Adjustments (Net of tax: $18,101, $51,745, ($56,754))	(31,409)	(89,442)	97,553

Other Comprehensive Income	(31,409)	(89,442)	97,553

Comprehensive Income	19,041	227,979	388,505

Less: Comprehensive Income Attributable to Noncontrolling Interest	9,216	10,410	—

Comprehensive Income Attributable to CONSOL Mining Corporation Shareholder	$9,825	$217,569	$388,505

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

COMBINED BALANCE SHEETS

(Dollars in Thousands)

	December 31,
	2016	2015
ASSETS
Current Assets:
Cash and Cash Equivalents	$13,311	$6,639
Trade Accounts Receivables	95,707	78,888
Other Receivables	23,320	19,689
Other Receivables - Related Party	34	—
Inventories	50,161	52,977
Prepaid Expenses	17,601	25,104

Total Current Assets	200,134	183,297

Property, Plant and Equipment:
Property, Plant and Equipment	4,593,395	4,562,540
Less—Accumulated Depreciation, Depletion and Amortization	2,413,125	2,237,359

Total Property, Plant and Equipment—Net	2,180,270	2,325,181

Other Assets:
Other Assets	122,451	99,652
Deferred Tax Asset	184,579	259,603

Total Other Assets	307,030	359,255

TOTAL ASSETS	$2,687,434	$2,867,733

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

COMBINED BALANCE SHEETS

(Dollars in Thousands)

	December 31,
	2016	2015
LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$82,897	$75,663
Accounts Payable - Related Party	—	13,741
Current Portion of Long-Term Debt	4,076	1,032
Other Accrued Liabilities	292,121	266,552

Total Current Liabilities	379,094	356,988

Long-Term Debt:
Long-Term Debt	301,827	285,777
Capital Lease Obligations	11,812	749

Total Long-Term Debt	313,639	286,526

Deferred Credits and Other Liabilities:
Postretirement Benefits Other Than Pensions	659,474	630,892
Pneumoconiosis Benefits	108,073	111,903
Asset Retirement Obligations	246,279	256,032
Workers’ Compensation	65,932	68,416
Salary Retirement	99,872	79,832
Other	14,947	15,305

Total Deferred Credits and Other Liabilities	1,194,577	1,162,380

TOTAL LIABILITIES	1,887,310	1,805,894

Equity:
Parent Net Investment	1,057,694	1,276,482
Accumulated Other Comprehensive Loss	(400,063)	(368,392)

Total Parent Net Investment and Other Comprehensive Loss	657,631	908,090
Noncontrolling Interest	142,493	153,749

TOTAL EQUITY	800,124	1,061,839

TOTAL LIABILITIES AND EQUITY	$2,687,434	$2,867,733

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

COMBINED STATEMENTS OF EQUITY

(Dollars in Thousands)

	Parent Net Investment	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
December 31, 2013	$1,756,546	$(376,503)	$—	$1,380,043
Net Income	290,952			290,952
Actuarially Determined Long-Term Liability Adjustments (Net of ($56,754) Tax)		97,553	—	97,553

Comprehensive Income	290,952	97,553	—	388,505
Net Parent Distributions	(522,356)			(522,356)

December 31, 2014	1,525,142	(278,950)	—	1,246,192
Net Income	307,011		10,410	317,421
Actuarially Determined Long-Term Liability Adjustments (Net of ($51,745) Tax)		(89,442)		(89,442)

Comprehensive Income	307,011	(89,442)	10,410	227,979
Distributions to Noncontrolling Interest			(5,060)	(5,060)
Proceeds from Sale of MLP Interest			148,399	148,399
Net Parent Distributions	(555,671)			(555,671)

December 31, 2015	1,276,482	(368,392)	153,749	1,061,839
Net Income	41,496		8,954	50,450
Actuarially Determined Long-Term Liability Adjustments (Net of $18,101 Tax)		(31,671)	262	(31,409)

Comprehensive Income	41,496	(31,671)	9,216	19,041
Amortization of Unit-Based Compensation Awards			1,185	1,185
Distributions to Noncontrolling Interest			(21,657)	(21,657)
Net Parent Distributions	(260,284)			(260,284)

December 31, 2016	$1,057,694	$(400,063)	$142,493	$800,124

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

STATEMENTS OF COMBINED CASH FLOWS

(Dollars in Thousands)

	For the Years Ended December 31,
	2016	2015	2014
Cash Flows from Operating Activities:
Net Income	$50,450	$317,421	$290,952
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:
Depreciation, Depletion and Amortization	178,122	195,337	206,684
Stock-Based Compensation	11,710	8,406	19,860
Gain on Sale of Assets	(5,228)	(13,025)	(26,312)
Deferred Income Taxes	91,525	72,616	40,664
Unit Based Compensation	1,185	—	—
Changes in Operating Assets:
Accounts and Notes Receivable	(17,608)	63,764	(36,756)
Inventories	3,352	4,951	22,441
Prepaid Expenses	7,503	(485)	(1,606)
Changes in Other Assets	(10,652)	(60,346)	(12,994)
Changes in Operating Liabilities:
Accounts Payable	(4,152)	(575)	48,187
Other Operating Liabilities	24,913	(57,973)	7,186
Changes in Other Liabilities	(10,609)	(266,700)	(15,819)
Other	8,596	28,302	1,032

Net Cash Provided by Operating Activities	329,107	291,693	543,519

Cash Flows from Investing Activities:
Capital Expenditures	(53,600)	(143,053)	(348,846)
Proceeds from Sales of Assets	7,842	12,779	221,036

Net Cash Used in Investing Activities	(45,758)	(130,274)	(127,810)

Cash Flows from Financing Activities:
Payments on Miscellaneous Borrowings	431	(5,829)	5,835
Net Proceeds from CNXC Revolver	16,000	185,000	—
Net Proceeds from sale of MLP Interest	—	148,359	—
Distributions to Noncontrolling Interest	(21,657)	(5,060)	—
Debt Issuance and Financing Fees	(482)	(16,336)	—
Net Parent Distributions	(270,969)	(461,051)	(421,674)

Net Cash Used in Financing Activities	(276,677)	(154,917)	(415,839)
Net Increase (Decrease) in Cash and Cash Equivalents	6,672	6,502	(130)
Cash and Cash Equivalents at Beginning of Period	6,639	137	267

Cash and Cash Equivalents at End of Period	$13,311	$6,639	$137

For the years ended December 31, 2016, 2015 and 2014, CONSOL Mining Corporation paid interest expense, net of capitalized interest, of $14,053, $7,544 and $-, respectively. The following are non-cash transactions that impact the investing and financing activities of CONSOL Mining Corporation. As of December 31, 2016, 2015 and 2014, CONSOL Mining Corporation purchased goods and services related to capital projects in the amount of $2,355, $11,962 and $-, respectively, which are included in accounts payable. As of December 31, 2016, 2015 and 2014, there were capital equipment transfers of ($575), $105,074, and $112,480 and non-cash settlements of parent receivables of $1,600, ($2,088) and $8,062, respectively, between CONSOL Mining Corporation and CONSOL Energy that are included in Net Parent Distributions.

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

NOTES TO COMBINED FINANCIAL STATMENTS

(Dollars in Thousands)

NOTE 1—THE PROPOSED SEPARATION AND BASIS OF PRESENTATION:

The Proposed Separation

In December 2016, CONSOL Energy announced its intent to separate into two independent, publicly-traded companies (the separation): CONSOL Mining Corporation (Predecessor), which will hold CONSOL Energy’s Pennsylvania Mining Operations (PAMC) and certain related coal assets, including CONSOL Energy’s ownership interest in CNX Coal Resources LP (CNXC), which owns a 25% stake in PAMC, the CNX Marine Terminal, and Greenfield Reserves (collectively, the Coal Business), and an oil and natural gas exploration and production (E&P) company focused on Appalachian area natural gas and liquids activities, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin (the Gas Business) of CONSOL Energy.

The separation will occur by means of a pro rata distribution by CONSOL Energy of all of the common stock of the Predecessor. CONSOL Energy, the existing publicly traded company, will continue to own the Gas Business.

The separation transaction, which is expected to be completed in the second half of 2017, is subject to a number of conditions, including, but not limited to: final approval by CONSOL Energy’s Board of Directors; receipt of a private letter ruling from the Internal Revenue Service, which was received October 16, 2017, and one or more opinions of its tax advisors, in each case, satisfactory to the ParentCo Board of Directors, regarding certain U.S. federal income tax matters relating to the transaction; and the U.S. Securities and Exchange Commission (the SEC) declaring effective the registration statement of which this information statement forms a part.

CONSOL Mining Corporation and CONSOL Energy will enter into an agreement (the Separation Agreement) that will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of CONSOL Mining Corporation and CONSOL Energy as part of the separation of CONSOL Energy into two companies, and will provide for when and how these transfers and assumptions will occur. CONSOL Energy may, at any time and for any reason until the proposed transaction is complete, abandon the separation plan or modify its terms.

Basis of Presentation

The Combined Financial Statements of CONSOL Mining Corporation are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and require management to make certain judgments, estimates, and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates upon subsequent resolution of identified matters. The Combined Financial Statements of CONSOL Mining Corporation include the accounts of CONSOL Mining Corporation and companies in which CONSOL Mining Corporation has a controlling interest. Intercompany transactions have been eliminated. The equity method of accounting is used for investments in affiliates and other joint ventures over which CONSOL Mining Corporation has significant influence but does not have effective control. Investments in affiliates in which CONSOL Mining Corporation cannot exercise significant influence are accounted for on the cost method.

Principles of Combination

The Combined Financial Statements include certain assets and liabilities that have historically been held at CONSOL Energy’s corporate level but are specifically identifiable or otherwise attributable to the Predecessor.

All significant transactions and accounts within the Predecessor have been eliminated. All significant intercompany transactions between CONSOL Energy and the Predecessor have been included within Parent Net Investment in these Combined Financial Statements.

Cost Allocations

Historically, CONSOL Energy has charged its operating subsidiaries for various corporate costs incurred in the operation of the business. Accordingly, no significant additional cost allocations were necessary for the preparation of these combined financial statements. The Combined Financial Statements of CONSOL Mining Corporation may not reflect the actual expenses that would have been incurred and may not reflect CONSOL Mining Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if CONSOL Mining Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between CONSOL Mining Corporation and CONSOL Energy, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Statements of Combined Cash Flows as a financing activity and in the Combined Balance Sheet as Parent Net Investment.

Long-term employee obligations, comprised of pensions, OPEB, CWP, and worker’s compensation have been allocated to CONSOL Mining Corporation on the basis of the underlying employees comprising those plans.

All external debt not directly attributable to the Predecessor has been excluded from the Combined Balance Sheet of CONSOL Mining Corporation.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES:

A summary of the significant accounting policies of CONSOL Mining Corporation is presented below. These, together with the other notes that follow, are an integral part of the Combined Financial Statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as various disclosures. Actual results could differ from those estimates. The most significant estimates included in the preparation of the combined financial statements are related to other postretirement benefits, coal workers’ pneumoconiosis, workers’ compensation, salary retirement benefits, asset retirement obligations, contingencies, and the values of coal reserves.

Cash and Cash Equivalents

The Predecessor, excluding CNX Coal Resources LP, participates in CONSOL Energy’s centralized cash management system. The centralized cash management system entitles the Predecessor to issue checks against the central bank account for on-going operations. The presented checks against the central bank account are reflected as contributions of CONSOL Energy’s equity investment. Remaining cash includes CNX Coal Resources LP cash balance, petty cash on hand, and on deposit at banking institutions that is not included in the centralized cash management system.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. CONSOL Mining Corporation reserves for specific accounts receivable when it is probable that all or a part of an outstanding balance will not be collected. Collectability is determined based on terms of sale, credit status of customers and various other circumstances. CONSOL Mining Corporation regularly reviews collectability and establishes or adjusts the allowance as necessary using the specific identification method. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Reserves for uncollectable amounts were not material in the periods presented. In addition, there were no material financing receivables with a contractual maturity greater than one year at December 31, 2016 and 2015.

Inventories

Inventories are stated at the lower of cost or market. The cost of coal inventory is determined by the first-in, first-out (“FIFO”) method and includes labor, supplies, equipment costs, operating overhead, depreciation, depletion, amortization, and other related costs. The cost of supplies inventory is determined by the average cost method and includes operating and maintenance supplies to be used in the operation of the Predecessor’s coal mines.

The Predecessor’s inventories consisted of the following:

	December 31,
	2016	2015
Coal	$7,800	$4,660
Supplies	42,361	48,317

Total Inventories	$50,161	$52,977

Property, Plant and Equipment

Property, plant and equipment is recorded at cost upon acquisition. Costs of developing new underground mines and certain underground expansion projects are capitalized and typically include those costs incurred to make the mineral physically accessible. Such costs generally include those to create mine shafts and to drive main entries for ventilation, haulage costs, personnel costs, the construction of airshafts and roof protection.

Expenditures which extend the useful lives of existing plant and equipment are capitalized. Costs of additional mine facilities required to maintain production after a mine reaches the production stage, generally referred to as “receding face costs,” are expensed as incurred; however, the costs of additional airshafts and new portals are capitalized. Planned major maintenance costs which do not extend the useful lives of existing plant and equipment are expensed as incurred. Interest costs applicable to major asset additions are capitalized during the construction period.

Coal exploration costs are expensed as incurred and include costs incurred to ascertain existence, location, extent or quality of ore or minerals before beginning the development stage of the mine.

Airshafts and capitalized mine development associated with a coal reserve are amortized on a units-of-production basis as the coal is produced so that each ton of coal is assigned a portion of the unamortized costs. The Predecessor employs this method to match costs with the related revenues realized in a particular period. Rates are updated when revisions to coal reserve estimates are made. Coal reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once per year. Any material effect from changes in estimates is disclosed in the period the change occurs. Amortization of development cost begins when the development phase is complete and the production phase begins. At an underground mine, the end of the development phase and the beginning of the production phase takes place when construction of the mine for economic extraction is substantially complete. Coal extracted during the development phase is incidental to the mine’s production capacity and is not considered to shift the mine into the production phase.

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized in Gain on Sale of Assets in the Combined Statements of Income.

Depreciation of plant and equipment is calculated on the straight-line method over their estimated useful lives or lease terms, generally as follows:

Years
Buildings and improvements	10 to 45
Machinery and equipment	3 to 25
Leasehold improvements	Life of Lease

Coal reserves are controlled either through fee ownership or by lease. The duration of the leases vary; however, the lease terms are generally extended automatically through the exhaustion of economically recoverable reserves, as long as active mining continues. Coal interests held by lease provide the same rights as fee ownership for mineral extraction and are legally considered real property interests. The Predecessor also makes advance payments (advanced mining royalties) to lessors under certain lease agreements that are recoupable against future production, and it makes payments that are generally based upon a specified rate per ton or a percentage of gross realization from the sale of the coal.

Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production and are amortized using the units-of-production method. Depletion of leased coal interests is computed using the units-of-production method over proven and probable coal reserves. Advance mining royalties and leased coal interests are evaluated at least once per year for impairment. More frequent tests are required on an interim basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any revisions are accounted for prospectively as changes in accounting estimates.

Costs to obtain coal lands are capitalized based on the cost at acquisition and are amortized using the units-of-production method over all estimated proven and probable reserve tons assigned and accessible to the mine. Proven and probable coal reserves exclude non-recoverable coal reserves and anticipated processing losses. Rates are updated when revisions to coal reserve estimates are made. Coal reserve estimates are reviewed when events and circumstances indicate a reserve change is needed, or at a minimum once a year. Amortization of coal interests begins when the coal reserve is produced. At an underground mine, a ton is considered produced once it reaches the surface area of the mine. Any material effect from changes in estimates is disclosed in the period the change occurs.

Costs for purchased and internally developed software are expensed until it has been determined that the software will result in probable future economic benefits and management has committed to funding the project. Thereafter, all direct costs of materials and services incurred in developing or obtaining software, including certain payroll and benefit costs of employees associated with the project, are capitalized and amortized using the straight-line method over the estimated useful life which does not exceed seven years.

Impairment of Long-lived Assets

The Predecessor impairs long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying value. The carrying value of the assets is then reduced to its estimated fair value which is usually measured based on an estimate of future discounted cash flows. The Predecessor did not record any impairments during the years ended December 31, 2016, 2015 and 2014.

Postretirement Benefits Other Than Pensions

Postretirement benefit obligations established by the Coal Industry Retiree Health Benefit Act of 1992 (the Coal Act) are treated as a multi-employer plan which requires expense to be recorded for the associated obligations as payments are made. Postretirement benefits other than pensions, except for those established pursuant to the Coal Act, are accounted for in accordance with the Retirement Benefits Compensation and Non-retirement Postemployment Benefits Compensation Topics of the FASB Accounting Standards Codification, which requires employers to accrue the cost of such retirement benefits for the employees’ active service periods. Such liabilities are determined on an actuarial basis and CONSOL Mining Corporation is primarily self-insured for these benefits. Differences between actual and expected results or changes in the value of obligations are recognized through Other Comprehensive Income.

Pneumoconiosis Benefits and Workers’ Compensation

The Predecessor is required by federal and state statutes to provide benefits to certain current and former totally disabled employees or their dependents for awards related to coal workers’ pneumoconiosis. The Predecessor is also required by various state statutes to provide workers’ compensation benefits for employees who sustain employment-related physical injuries or some types of occupational disease. Workers’ compensation benefits include compensation for their disability, medical costs, and on some occasions, the cost of rehabilitation. CONSOL Mining Corporation is primarily self-insured for these benefits. Provisions for estimated benefits are determined on an actuarial basis.

Asset Retirement Costs

Mine closing costs and costs associated with dismantling and removing de-gasification facilities are accrued using the accounting treatment prescribed by the Asset Retirement and Environmental Obligations Topic of the FASB Accounting Standards Codification. This topic requires the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. Generally, the capitalized asset retirement cost is depreciated on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in Operating and Other Costs on the Combined Statements of Income. Asset retirement obligations primarily relate to the closure of mines, which includes treatment of water and the reclamation of land upon exhaustion of coal reserves.

Accrued mine closing costs, perpetual care costs, reclamation and costs associated with dismantling and removing de-gasification facilities are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements.

Subsidence

Subsidence occurs when there is sinking or shifting of the ground surface due to the removal of underlying coal. Areas affected may include, although are not limited to, streams, property, roads, pipelines and other land and surface structures. Total estimated subsidence claims are recognized in the period when the related coal has been extracted and are included in Operating and Other Costs on the Combined Statements of Income and Other Accrued Liabilities on the Combined Balance Sheets. On occasion, the Predecessor prepays the estimated damages prior to undermining the property, in return for a release of liability. Prepayments are included as assets and either recognized as Prepaid Expenses or in Other Assets on the Combined Balance Sheets if the payment is made less than or greater than one year, respectively, prior to undermining the property.

Retirement Plans

CONSOL Mining Corporation has non-contributory defined benefit retirement plans. Effective December 31, 2015, the Predecessor’s qualified defined benefit retirement plans have been frozen. The benefits for these plans are based primarily on years of service and employees’ pay. These plans are accounted for using the guidance outlined in the Compensation - Retirement Benefits Topic of the FASB Accounting Standards Codification. The cost of these retiree benefits are recognized over the employees’ service periods. CONSOL Mining Corporation uses actuarial methods and assumptions in the valuation of defined benefit obligations and the determination of expense. Differences between actual and expected results or changes in the value of obligations and plan assets are recognized through Other Comprehensive Income.

Stock-Based Compensation

Eligible CONSOL Mining Corporation employees have historically participated in CONSOL Energy’s equity-based compensation plans. CONSOL Energy recognizes compensation expense for all stock-based compensation awards based on the grant date fair value estimated in accordance with the provisions of the Stock Compensation Topic of the FASB Accounting Standards Codification. CONSOL Energy recognizes these compensation costs on a straight-line basis over the requisite services period of the award, which is generally the awards vesting term. The compensation expense recorded by CONSOL Mining Corporation, in all periods presented, includes the expense associated with employees historically attributable to CONSOL Mining Corporation operations.

Under the CNXC 2015 Long-Term Incentive Plan (the LTIP), the CNXC GP issued long-term equity based awards intended to compensate the recipients thereof based on the performance of CNXC’s common units and the recipients continued service during the vesting period, as well as to align CNXC’s long-term interests with those of the unitholders. The LTIP limits the number of units that may be delivered pursuant to vested awards to 2,300,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are canceled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

The CNXC GP has also granted equity-based phantom units that vest over a period of a director’s continued service. The phantom units will be paid in common units or an amount of cash equal to the fair market value of a unit based on the vesting date. The awards may accelerate upon a change in control of CNXC. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting term.

Income Taxes

The Predecessor’s operations have historically been included in the income tax filings of CONSOL Energy. The provision for income taxes in the Predecessor’s combined statement of income is based on a separate return methodology using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year calculated as if the Predecessor was a standalone taxpayer filing hypothetical income tax returns where applicable. Any additional accrued tax liability or refund arising as a result of this approach is assumed to be immediately settled with CONSOL Energy as a component of Parent Net Investment. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of CONSOL Mining Corporation’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Deferred tax assets are reflected in the combined balance sheet for net operating losses, credits or other attributes to the extent that such attributes are expected to transfer to CONSOL Mining Corporation upon the separation. Any difference from attributes generated in a hypothetical return on a separate return basis is adjusted as a component of Parent Net investment.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50%) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carry-back periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carry-forward period, including from tax planning strategies, and CONSOL Mining Corporation’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carry-forward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also re-measured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Parent Net Investment

Parent Net Investment is primarily comprised of the Predecessor’s undivided interest in (i) CONSOL Energy’s initial investment in CONSOL Mining Corporation (and any subsequent adjustments thereto); (ii) the accumulated net earnings; (iii) net transfers to or from CONSOL Energy, including those related to cash management functions performed by CONSOL Energy; (iv) non-cash changes in financing arrangements, including the conversion of certain related party liabilities into Parent Net Investment and stock-based compensation; and (v) corporate cost allocations.

Revenue Recognition

Revenues are recognized when title passes to the customers and the price is fixed and determinable. For domestic coal sales, this generally occurs when coal is loaded at the mine or at offsite storage locations. For export coal sales, this generally occurs when coal is loaded onto marine vessels at terminal locations. Coal contract price per ton are fixed and determinable prior to the passage of coal title. Except for normal quality adjustments and positive electric power price related adjustments, none of the Company’s coal sales contracts allow for retroactive adjustments to pricing after title to the coal has passed. These adjustments were not material for any of the periods presented. Revenues for coal sold that relate to production under royalty contracts are recorded on a gross basis.

Freight Revenue and Expense

Shipping and handling costs invoiced to coal customers and paid to third-party carriers are recorded as Freight-Outside Coal revenue and Freight Expense, respectively.

Concentration of Credit Risk and Major Customers

The Predecessor markets its high-Btu bituminous thermal coal primarily to electric utilities in the eastern United States, its core market. The Predecessor derived a significant portion of its revenues from two customers who represented at least 10% of its total coal sales revenues for the years ended December 31, 2016, 2015 and 2014. As of December 31, 2016, the Predecessor had approximately nine sales agreements with these customers that expire at various times between 2017 and 2018.

Concentration of credit risk is summarized below:

	December 31,
	2016	2015
Thermal coal utilities	$62,525	$58,281
Coal brokers and distributors	28,955	14,435
Other	4,227	6,172

Total Accounts Receivable Trade	$95,707	$78,888

Contingencies

From time to time, the Predecessor is subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations (including environmental remediation), employment and contract disputes, and other claims and actions, arising out of the normal course of business. Liabilities are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Estimates are developed through consultation with legal counsel involved in the defense of these matters and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Legal fees associated with defending these various lawsuits and claims are expensed when incurred.

Recent Accounting Pronouncements:

In January 2017, the FASB issued Update 2017-01 - Business Combinations (Topic 805). This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new guidance is not expected to have a material impact on CONSOL Mining Corporation’s financial statements.

In December 2016, the FASB issued Update 2016-19 - Technical Corrections and Improvements, which covers a wide range of Topics in the Accounting Standards Codification (ASC). The amendments in this Update represent changes to clarify, correct errors, or make minor improvements to the ASC, making it easier to understand and apply by eliminating inconsistencies and providing clarifications. The amendments generally fall into one of the following categories: amendments related to differences between original guidance and the ASC, guidance clarification and reference corrections, simplification, or minor improvements. Most of the amendments in this Update do not require transition guidance and are effective upon issuance of this Update.

In October 2016, the FASB issued Update 2016-17 - Consolidation (Topic 810): Interests Held through Related Parties that are Under Common Control, which amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The Update requires the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include its indirect economic interests in a VIE held through related parties that are under common control on a proportionate basis as opposed to in their entirety. The amendments in this Update will be applied retrospectively and are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new guidance is not expected to have a material impact on CONSOL Mining Corporation’s financial statements.

In August 2016, the FASB issued Update 2016-15 - Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments relate to debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, and beneficial interests in securitization transactions. The Update also states that, in the absence of specific guidance for cash receipts and payments that have aspects of more than one class of cash flows, an entity should classify each separately identifiable source or use within the cash receipts and payments on the basis of their nature in financing, investing, or operating activities. In situations in which cash receipts or payments cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. The amendments in the Update will be applied using a retrospective transition method to each period presented and, for public entities, are effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Management is currently evaluating the impact this guidance may have on CONSOL Mining Corporation’s financial statements.

In June 2016, the FASB issued Update 2016-13 - Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this, the amendments in this Update replace the incurred loss impairment methodology in current Generally Accepted Accounting Principles (GAAP) with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The measurement of expected credit losses will be based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The amendments in this Update will be applied using a modified-retrospective approach and, for public entities, are effective for fiscal years beginning after December 15, 2019 and interim periods within those annual periods. Early adoption is permitted for fiscal years beginning after December 15, 2018 and interim periods within those annual periods. Management believes this guidance will not have a material impact on CONSOL Mining Corporation’s financial statements.

In May 2014, the FASB issued Update 2014-09 - Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605 - Revenue Recognition and most industry-specific guidance throughout the Industry Topics of the Codification. The objective of the amendments in this Update is to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards (IFRS). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and should disclose sufficient information, both qualitative and quantitative, to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The following updates to Topic 606 were made during 2016:

•

In March 2016, the FASB issued Update 2016-08 - Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how an entity determines whether it is a principal or an agent for goods or services promised to a customer as well as the nature of the goods or services promised to their customers.

•

In April 2016, the FASB issued Update 2016-10 - Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, which seeks to address implementation issues in the areas of identifying performance obligations and licensing.

•

In May 2016, the FASB issued Update 2016-12 - Revenue from Contracts with Customers: Narrow Scope Improvements and Practical Expedients, which seeks to address implementation issues in the areas of collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition.

•

In December 2016, the FASB issued Update 2016-20 - Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes amendments related to loan guarantee fees, contract costs, provisions for losses on construction and production-type contracts, scope, disclosures, contract modification, contract asset versus receivable, refund liability and advertising costs.

The new standards are effective for annual reporting periods beginning after December 15, 2017, with the option to adopt as early as annual reporting periods beginning after December 15, 2016. Management continues to evaluate the impacts that these standards will have on CONSOL Mining Corporation’s financial statements, specifically as it relates to contracts that contain positive electric power price related adjustments. CONSOL Mining Corporation anticipates using the modified retrospective approach at adoption as it relates to ASU 2014-09.

In March 2016, the FASB issued Update 2016-09 - Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Specifically, this Update states that: all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement; excess tax benefits should be classified along with other income tax cash flows as an operating activity; an entity can make an accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions; and cash paid by an employer when directly withholding shares for tax-withholding purposes should be classified as a financing activity. For public entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The adoption of this new guidance did not have a material impact on CONSOL Mining Corporation’s financial statements.

In February 2016, the FASB issued Update 2016-02 - Leases (Topic 842), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Update 2016-02 does retain a distinction between finance leases and operating leases, which is substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. Retaining this distinction allows the recognition, measurement and presentation of expenses and cash flows arising from a lease to not significantly change from previous GAAP. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities, but to recognize lease expense on a straight-line basis over the lease term. For both financing and operating leases, the right-to-use asset and lease liability will be initially measured at the present value of the lease payments in the statement of financial position. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Management is currently evaluating the impact this guidance may have on CONSOL Mining Corporation’s financial statements.

Subsequent Events

Events and transactions subsequent to the balance sheet date have been evaluated through July 10, 2017, the date these financial statements were issued, for potential recognition in the financial statements or disclosure in the accompanying footnotes.

NOTE 3—RELATED PARTY TRANSACTIONS:

During 2016, 2015 and 2014, the Predecessor’s related parties included CONSOL Energy and its subsidiaries, including Fairmont Supply Company, which was a wholly-owned subsidiary of CONSOL Energy until December 2014.

The Combined Statements of Income include expense allocations for certain corporate functions historically performed by CONSOL Energy, including allocations of stock based compensation and general corporate expenses related to legal, treasury, human resources, information technology and other administrative services. Those allocations, which are included in Selling, General and Administrative Costs in the Combined Statements of Income, were based primarily on specific identification, head counts and coal tons produced. Also, the Predecessor used centralized cash management activities at CONSOL Energy for collections and payments related to normal course of business accounts receivable and payments for goods and services. The balance of any receivable/payable from CONSOL Energy and other affiliates are presented as contributions/distributions in these combined financial statements.

The Predecessor believes that transactions with related parties, other than certain transactions with CONSOL Energy related to administrative services, were conducted on terms comparable to those with unrelated parties and would not have been materially different had they been calculated on a stand-alone basis. However, such expenses may not be indicative of the actual level of expense that the Predecessor would have incurred if it had operated as an independent, publicly-traded company or of the costs expected to be incurred in the future. It would be impracticable to estimate what the costs related to administrative services provided by CONSOL Energy would have been with an unrelated third party.

Fairmont Supply Company also sold the Predecessor supplies for use in its mines during the year ended December 31, 2014.

In July 2015, CNXC closed its initial public offering of 5,000,000 common units representing limited partnership interests at a price to the public of $15.00 per unit. Additionally, Greenlight Capital entered into a common unit purchase agreement with CNXC pursuant to which Greenlight Capital agreed to purchase, and CNXC agreed to sell, 5,000,000 common units at a price per unit equal to $15.00, which equates to $75,000 in net proceeds. CNXC’s general partner is CNX Coal Resources GP, a wholly owned subsidiary of CONSOL Energy. The underwriters of the IPO filing exercised an over-allotment option of 561,067 common units to the public at $15.00 per unit.

In connection with the Initial Public Offering (IPO), CNXC entered into a $400,000 senior secured revolving credit facility with certain lenders and PNC Bank, National Association (PNC), as administrative agent. Obligations under the revolving credit facility are guaranteed by CNXC’s subsidiaries (the guarantor subsidiaries) and are secured by substantially all of CNXC’s and CNXC’s subsidiaries’ assets pursuant to a security agreement and various mortgages. Under the new revolving credit facility, CNXC made an initial draw of $200,000, and after origination fees of $3,000, the net proceeds were $197,000.

The total net proceeds related to these transactions that were distributed to CONSOL Energy were $342,711.

In September 2016, CNXC and its wholly owned subsidiary, CNX Thermal Holdings LLC (CNX Thermal), entered into a Contribution Agreement with CONSOL Energy, Consol Pennsylvania Coal Company LLC and Conrhein Coal Company (the Contributing Parties) under which CNX Thermal acquired an additional 5% undivided interest in and to the Pennsylvania Mine Complex, in exchange for (i) cash consideration in the amount of $21,500 and (ii) CNXC’s issuance of 3,956,496 Class A Preferred Units representing limited partner interests in CNXC at an issue price of $17.01 per Class A preferred Unit (the Class A Preferred Unit Issue Price), or an aggregate $67,300 in equity consideration. The Class A Preferred Unit Issue Price was calculated as the volume-weighted average trading price of CNXC’s common units (the Common Units) over the trailing 15-day trading period ending on September 29, 2016 (or $14.79 per unit), plus a 15% premium.

In connection with the PAMC acquisition, in September 2016, the CNXC GP and CNXC entered into the First Amended and Restated Omnibus Agreement (the “Amended Omnibus Agreement”) with CONSOL Energy and certain of its subsidiaries. Under the Amended Omnibus Agreement, CONSOL Energy indemnified CNXC for certain liabilities. The Amended Omnibus Agreement also amended CNXC’s obligations to CONSOL Energy with respect to the payment of an annual administrative support fee and reimbursement for the provisions of certain management and operating services provided, in each case to reflect structural changes in how those services are provided to CNXC by CONSOL Energy.

Charges for services from CONSOL Energy include the following:

	December 31,
	2016	2015	2014
Operating and Other Costs	$4,251	$6,793	$6,707
Selling, General and Administrative Expenses	3,826	8,926	11,384

Total Services from CONSOL Energy	$8,077	$15,719	$18,091

At March 31, 2017 and December 31, 2016, CNXC had a net payable to CONSOL Energy in the amount of $1,764 and $1,666, respectively. This payable includes reimbursements for business expenses, executive fees, stock-based compensation and other items under the omnibus agreement.

NOTE 4—LONG-TERM DEBT:

	December 31,
	2016	2015
Debt:
Revolving Credit Facility - CNX Coal Resources LP	$201,000	$185,000
MEDCO Revenue Bonds in Series due September 2025 at 5.75%	102,865	102,865
Advance Royalty Commitments (7.73%, and 16.35% Weighted Average Interest Rate, respectively)	2,678	3,962
Less: Unamortized Debt Issuance Costs	4,343	5,375

	$302,200	$286,452
Less: Amounts Due in One Year*	373	675

Long-Term Debt	$301,827	$285,777

* Excludes current portion of Capital Lease Obligations of $3,703 and $357 at December 31, 2016 and 2015, respectively.

Annual undisclosed maturities on long-term debt during the next five years and thereafter are as follows:

Year ended December 31,	Amount
2017	$373
2018	$314
2019	$292
2020	$201,270
2021	$250
Thereafter	$104,044

Total Long-term Debt Maturities	$306,543

NOTE 5—PROPERTY, PLANT AND EQUIPMENT:

The Predecessor’s property, plant and equipment consist of the following:

	December 31, 2016	December 31, 2015

Plant and Equipment	$2,680,453	$2,663,314
Airshafts	381,755	361,872
Coal Properties and Surface Lands	861,048	865,581
Mine Development	344,139	344,298
Advance Mining Royalties	326,000	327,475

Total Property, Plant and Equipment	4,593,395	4,562,540
Less Accumulated Depreciation, Depletion and Amortization	2,413,125	2,237,359

Total Property, Plant and Equipment, Net	$2,180,270	$2,325,181

NOTE 6—OTHER ACCRUED LIABILITIES:

	December 31,
	2016	2015
Subsidence liability	$104,437	$86,860
Accrued payroll and benefits	17,326	15,640
Equipment lease rental	15,286	15,286
Accrued other taxes	12,732	6,071
Litigation	12,532	13,215
Deferred revenue	10,520	4,670
Short-term incentive compensation	6,073	3,211
Other	21,986	23,902
Current portion of long-term liabilities:
Postretirement benefits other than pensions	40,611	40,863
Mine closing	14,276	22,599
Workers’ compensation	13,596	14,507
Gas well closing	11,983	10,346
Pneumoconiosis benefits	10,763	9,382

Total Other Accrued Liabilities	$292,121	$266,552

NOTE 7—ASSET RETIREMENT OBLIGATIONS:

The Predecessor accrues for mine closing costs, perpetual water care costs, costs related to the dismantling and removing of natural gas related facilities and surface reclamation costs using the accounting treatment prescribed by the Asset Retirement and Environmental Obligations Topic of the FASB Accounting Standards Codification. The Predecessor recognizes capitalized asset retirement costs by increasing the carrying amount of related long-lived assets.

The reconciliation of changes in the asset retirement obligations:

	December 31,
	2016	2015
Balance at beginning of period	$288,977	$318,899
Accretion expense	20,111	22,740
Payments	(11,637)	(15,384)
Revisions in estimated cash flows	(25,427)	(31,481)
Other	514	(5,797)

Balance at end of period	$272,538	$288,977

For the year ended December 31, 2015, Other includes ($2,133) related to the disposition of two Perpetual Care sites and ($2,355) related to the disposition of a non-producing mine.

NOTE 8—PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (OPEB):

Pension:

CONSOL Mining Corporation has non-contributory defined benefit retirement plans. Effective December 31, 2015, CONSOL Mining Corporation’s qualified defined benefit retirement plan was frozen. The benefits for these plans are based primarily on years of service and employees’ pay. CONSOL Mining Corporation’s qualified pension plan allows for lump-sum distributions of benefits earned up until December 31, 2005, at the employees’ election.

On September 30, 2014, the qualified pension plan was amended to reduce future accruals of pension benefits as of January 1, 2015. The plan amendment called for a hard freeze of the qualified defined benefit pension plan on January 1, 2015 for employees who were under age 40 or had less than 10 years of service as of September 30, 2014. Employees who were age 40 or over and had at least 10 years of service continued in the defined benefit pension plan unchanged. The modifications to the pension plan resulted in a $21,624 reduction in the pension liability.

On August 31, 2015, the qualified pension plan was remeasured to reflect an announced plan amendment that reduced accruals of pension benefits as of January 1, 2016. The plan amendment called for a hard freeze of the qualified defined benefit pension plan on January 1, 2016 for all remaining participants in the plan. The modifications to the pension plan resulted in a $26,352 reduction in the pension liability. The amendment resulted in a remeasurement of the qualified pension plan at August 31, 2015, which increased the pension liability by $17,793.

In the third quarter of 2015, CONSOL Mining Corporation remeasured its pension plan as a result of the previously discussed plan amendment. In conjunction with this remeasurement, the method used to estimate the service and interest components of net periodic benefit cost for pension was changed. This change was also made to other postretirement benefits in the fourth quarter during the annual remeasurement of that plan. This change, compared to the previous method, resulted in a decrease in the service and interest components for pension cost in the third quarter. Historically, CONSOL Mining Corporation estimated these service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. CONSOL Mining Corporation has elected to utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. This change was made to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. This change is immaterial to CONSOL Mining

Corporation’s financial statements. CONSOL Mining Corporation has accounted for this change as a change in accounting estimate that is inseparable from a change in accounting principle and, accordingly, accounted for it prospectively.

According to the Defined Benefit Plans Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, if the lump sum distributions made during a plan year, which for CONSOL Mining Corporation is January 1 to December 31, exceed the total of the projected service cost and interest cost for the plan year, settlement accounting is required. Lump sum payments exceeded this threshold during the years ended December 31, 2016, 2015, and 2014. Accordingly, CONSOL Mining Corporation recognized settlement expense of $22,196, $19,053, and $29,095 for the years ended December 31, 2016, 2015 and 2014 respectively, in Operating and Other Costs in the Combined Statements of Income. The settlement charges resulted in remeasurements of the pension plan during 2016, 2015 and 2014.

Other Postretirement Benefit Plans:

Certain subsidiaries of CONSOL Mining Corporation provide medical and prescription drug benefits to retired employees covered by the Coal Industry Retiree Health Benefit Act of 1992 (the Coal Act). Represented hourly employees are eligible to participate based upon the terms of the National Bituminous Coal Wage Agreement of 2011.

On September 30, 2014, the Salaried OPEB plan and Production and Maintenance (P&M) OPEB plans were remeasured to reflect an announced plan amendment that reduced retiree medical and life insurance benefits as of September 30, 2014. Effective September 30, 2014, no retiree medical, prescription drug or life benefits were to be provided to active employees. Salaried and P&M retirees as of September 30, 2014 were to continue in the OPEB plans for a maximum period up to December 31, 2019 and coverage thereafter was eliminated (see below for information on an additional amendment made to these plans in 2015). CONSOL Mining Corporation elected to make cash transition payments totaling approximately $46,282 to the active employees whose retiree medical, prescription drug and life insurance benefits were eliminated by the changes to the OPEB plans. These cash payments are not considered to be post-retirement benefits, and as such, they are not reflected in the actuarial calculations related to the OPEB plans. The amendment to the OPEB plans resulted in a $315,439 reduction in the OPEB liability and a curtailment gain of $35,633.

On May 31, 2015, the Salaried OPEB and P&M OPEB plans were remeasured to reflect another plan amendment which eliminated Salaried and P&M OPEB benefits at December 31, 2015. The amendment to the OPEB plans resulted in a $43,598 reduction in the OPEB liability. The amendment also resulted in a remeasurement of the OPEB plan at May 31, 2015, which decreased the liability by $1,070. CONSOL Mining Corporation recognized income of $235,541 related to amortization of prior service credits, coupled with recognition of actuarial losses in Operating and Other Costs in the Combined Statements of Income for the year ended December 31, 2015 as a result of the changes made to the Salaried and P&M OPEB plans.

CONSOL Mining Corporation will incur savings from cost containment changes related to pharmacy benefits, which were implemented on January 1, 2017, and increased member responsibility when using out-of-network providers and facilities, which will be implemented on March 27, 2017. These plan amendments resulted in a $28,164 reduction in the OPEB liability during the year ended December 31, 2016.

The reconciliation of changes in the benefit obligation, plan assets and funded status of these plans at December 31, 2016, 2015 and 2014 is as follows:

	Pension Benefits at December 31,		Other Postretirement Benefits at December 31,
	2016	2015	2016	2015
Change in benefit obligation:
Benefit obligation at beginning of period	$751,617	$858,864	$671,755	$760,959
Service cost	1,533	8,256	—	—
Interest cost	25,048	31,655	24,241	27,238
Actuarial loss (gain)	46,885	(38,909)	77,640	(9,224)
Plan amendments	—	—	(28,164)	(43,598)
Plan transfer*	—	—	—	(5,242)
Plan curtailments	—	(26,352)	—	—
Plan settlements	(54,197)	(51,497)	—	—
Participant contributions	—	—	—	1,649
Benefits and other payments	(35,709)	(30,400)	(45,387)	(60,027)

Benefit obligation at end of period	$735,177	$751,617	$700,085	$671,755

Change in plan assets:
Fair value of plan assets at beginning of period	$669,039	$751,176	$—	$—
Actual return (loss) on plan assets	50,575	(9,293)	—	—
Company contributions	2,726	9,053	45,387	58,378
Participant contributions	—	—	—	1,649
Benefits and other payments	(35,709)	(30,400)	(45,387)	(60,027)
Plan settlements	(54,197)	(51,497)	—	—

Fair value of plan assets at end of period	$632,434	$669,039	$—	$—

Funded status:
Current liabilities	$(2,871)	$(2,746)	$(40,611)	$(40,863)
Noncurrent liabilities	(99,872)	(79,832)	(659,474)	(630,892)

Net obligation recognized	$(102,743)	$(82,578)	$(700,085)	$(671,755)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$295,152	$283,528	$426,392	$367,920
Prior service credit	(1,372)	(1,874)	(28,164)	—

Net amount recognized (before tax effect)	$293,780	$281,654	$398,228	$367,920

* The plan transfer relates to the IBNR (incurred but not reported) costs associated with the terminated Salaried and P&M OPEB plans. These costs are now included in Other Accrued Liabilities in the Combined Balance Sheets.

The components of net periodic benefit costs are as follows:

	Pension Benefits			Other Postretirement Benefits
	For the Years Ended December 31,			For the Years Ended December 31,
	2016	2015	2014	2016	2015	2014
Components of net periodic benefit cost:
Service cost	$1,533	$8,256	$16,913	$—	$—	$7,089
Interest cost	25,048	31,655	34,998	24,241	27,238	44,177
Expected return on plan assets	(46,674)	(51,528)	(51,400)	—	—	—
Amortization of prior service credits	(502)	(579)	(1,129)	—	(336,327)	(21,163)
Recognized net actuarial loss	9,163	20,870	23,544	19,168	102,875	28,682
Curtailment loss (gain)	—	5	(549)	—	—	(35,633)
Settlement loss (gain)	22,196	19,053	29,095	—	(8,932)	—

Net periodic benefit cost (credit)	$10,764	$27,732	$51,472	$43,409	$(215,146)	$23,152

Amounts included in accumulated other comprehensive loss which are expected to be recognized in 2017 net periodic benefit costs:

	Pension Benefits	Other Postretirement Benefits
Prior service credit recognition	$(502)	$(2,405)
Actuarial loss recognition	$8,897	$23,112

CONSOL Mining Corporation utilizes a corridor approach to amortize actuarial gains and losses that have been accumulated under the Pension Plan. Cumulative gains and losses that are in excess of 10% of the greater of either the projected benefit obligation (PBO) or the market-related value of plan assets are amortized over the expected remaining future lifetime of all plan participants for the Pension plan.

CONSOL Mining Corporation also utilizes a corridor approach to amortize actuarial gains and losses that have been accumulated under the OPEB Plan. Cumulative gains and losses that are in excess of 10% of the greater of either the accumulated postretirement benefit obligation (APBO) or the market-related value of plan assets are amortized over the average future remaining lifetime of the current inactive population for the OPEB plan.

The following table provides information related to pension plans with an accumulated benefit obligation in excess of plan assets:

	As of December 31,
	2016	2015
Projected benefit obligation	$735,177	$751,617
Accumulated benefit obligation	$733,542	$749,805
Fair value of plan assets	$632,434	$669,039

Assumptions:

The weighted-average assumptions used to determine benefit obligations are as follows:

	Pension Benefits			Other Postretirement Benefits
	For the Year Ended			For the Year Ended
	December 31,			December 31,
	2016	2015	2014	2016	2015	2014
Discount rate	4.31%	4.50%	4.07%	4.22%	4.50%	4.03%
Rate of compensation increase	3.90%	3.80%	3.80%	—	—	—

The discount rates are determined using a Company-specific yield curve model (above-mean) developed with the assistance of an external actuary. The Company-specific yield curve models (above-mean) use a subset of the expanded bond universe to determine the Company-specific discount rate. Bonds used in the yield curve are rated AA by Moody’s or Standard & Poor’s as of the measurement date. The yield curve models parallel the plans’ projected cash flows, and the underlying cash flows of the bonds included in the models exceed the cash flows needed to satisfy the Predecessor’s plans.

The weighted-average assumptions used to determine net periodic benefit costs are as follows:

	Pension Benefits at		Other Postretirement Benefits at
	December 31,		December 31,
	2016	2015	2016	2015
Discount rate	4.52%	4.07%	4.50%	4.03%
Expected long-term return on plan assets	7.25%	7.75%	—	—
Rate of compensation increase	3.80%	3.80%	—	—

The long-term rate of return is the sum of the portion of total assets in each asset class held multiplied by the expected return for that class, adjusted for expected expenses to be paid from the assets. The expected return for each class is determined using the plan asset allocation at the measurement date and a distribution of compound average returns over a twenty year time horizon. The model uses asset class returns, variances and correlation assumptions to produce the expected return for each portfolio. The return assumptions used forward-looking gross returns influenced by the current Treasury yield curve. These returns recognize current bond yields, corporate bond spreads and equity risk premiums based on current market conditions.

The assumed health care cost trend rates are as follows:

	At December 31,
	2016	2015
Health care cost trend rate for next year	6.31%	6.49%
Rate to which the cost trend is assumed to decline (ultimate trend rate)	4.50%	4.50%
Year that the rate reaches ultimate trend rate	2038	2038

Assumed health care cost trend rates have a significant effect on the amounts reported for the medical plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$3,659	$(3,053)
Effect on accumulated postretirement benefit obligation	$84,381	$(71,751)

Plan Assets:

CONSOL Mining Corporation’s overall investment strategy is to meet current and future benefit payment needs through diversification across asset classes, fund strategies and fund managers to achieve an optimal balance between risk and return and between income and growth of assets through capital appreciation. Consistent with the objectives of the Trust and in consideration of the Trust’s current funded status and the current level of market interest rates, the Retirement Board has approved an asset allocation strategy that will change over time in response to future improvements in the Trust’s funded status and/or changes in market interest rates. Such changes in asset allocation strategy are intended to allocate additional assets to the fixed income asset class should the Trust’s funded status improve. In this framework, the current target allocation for plan assets is 26% U.S. equity securities, 16.5% non-U.S. equity securities, 7.5% global equity securities and 50% fixed income. Both the equity and fixed income portfolios are comprised of both active and passive investment strategies. The Trust is primarily invested in Mercer Common Collective Trusts. Equity securities consist of investments in large and mid/small cap companies; non-U.S. equities are derived from both developed and emerging markets. Fixed income securities consist of U.S. as well as international instruments, including emerging markets. The core domestic fixed income portfolios invest in government, corporate, asset-backed securities and mortgage-backed obligations. The average quality of the fixed income portfolio must be rated at least “investment grade” by nationally recognized rating agencies. Within the fixed income asset class, investments are invested primarily across various strategies such that its overall profile strongly correlates with the interest rate sensitivity of the Trust’s liabilities in order to reduce the volatility resulting from the risk of changes in interest rates and the impact of such changes on the Trust’s overall financial status. Derivatives, interest rate swaps, options and futures are permitted investments for the purpose of reducing risk and to extend the duration of the overall fixed income portfolio; however, they may not be used for speculative purposes. All or a portion of the assets may be invested in mutual funds or other commingled vehicles so long as the pooled investment funds have an adequate asset base relative to their asset class; are invested in a diversified manner; and have management and/or oversight by an Investment Adviser registered with the SEC. The Retirement Board, as appointed by the CONSOL Mining Corporation Board of Directors, reviews the investment program on an ongoing basis including asset performance, current trends and developments in capital markets, changes in Trust liabilities and ongoing appropriateness of the overall investment policy.

In May 2015, the FASB issued an Accounting Standards Update that removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. This new guidance is effective for public entities for fiscal years beginning after December 15, 2015. In accordance with this Update, certain investments in 2016, 2015 and 2014 that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified as Level 1, 2 or 3 in the below fair value hierarchy but are included in the total.

The fair values of plan assets at December 31, 2016 and 2015 by asset category are as follows:

	Fair Value Measurements at December 31, 2016				Fair Value Measurements at December 31, 2015
		Quoted				Quoted
		Prices in				Prices in
		Active				Active
		Markets for	Significant	Significant		Markets for	Significant	Significant
		Identical	Observable	Unobservable		Identical	Observable	Unobservable
		Assets	Inputs	Inputs		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash/Accrued Income	$639	$639	$—	$—	$631	$631	$—	$—
US Equities (a)	11	11	—	—	10	10	—	—
Mercer Common Collective Trusts (b)	631,784	—	—	—	668,398	—	—	—

Total	$632,434	$650	$—	$—	$669,039	$641	$—	$—

(a)	This category includes investments in US common stocks and corporate debt.

(b)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy but are included in the total.

There are no investments in CONSOL Energy or CONSOL Mining Corporation stock held by these plans at December 31, 2016 and 2015.

There are no assets in the other postretirement benefit plans at December 31, 2016 and 2015.

Cash Flows:

If necessary, CONSOL Mining Corporation intends to contribute to the pension trust using prudent funding methods. However, CONSOL Mining Corporation does not expect to contribute to the pension plan trust in 2017. Pension benefit payments are primarily funded from the trust. CONSOL Mining Corporation expects to pay benefits of $2,871 from the non-qualified pension plan in 2017. CONSOL Mining Corporation does not expect to contribute to the other postemployment plan in 2017 and intends to pay benefit claims as they are due.

The following benefit payments, reflecting expected future service, are expected to be paid:

		Other
	Pension	Postretirement
	Benefits	Benefits
2017	$47,340	$40,611
2018	$47,066	$43,829
2019	$46,174	$43,932
2020	$45,735	$44,136
2021	$44,167	$44,233
Year 2022-2026	$223,536	$215,248

NOTE 9—COAL WORKERS’ PNEUMOCONIOSIS (CWP) AND WORKERS’ COMPENSATION:

Under the Federal Coal Mine Health and Safety Act of 1969, as amended, CONSOL Mining Corporation is responsible for medical and disability benefits to employees and their dependents resulting from occurrences of coal workers’ pneumoconiosis disease. CONSOL Mining Corporation is also responsible under various state statutes for pneumoconiosis benefits. CONSOL Mining Corporation primarily provides for these claims through a self-insurance program. The calculation of the actuarial present value of the estimated pneumoconiosis obligation is based on an annual actuarial study by independent actuaries and uses assumptions regarding disability incidence, medical costs, indemnity levels, mortality, death benefits, dependents and interest rates which are derived from actual company experience and outside sources. Recent legislative changes have not been favorable for CWP. Although these changes have not had a significant impact on the liability, CONSOL Mining Corporation has noticed an increase in claims. Actuarial gains or losses can result from differences in incident rates and severity of claims filed as compared to original assumptions.

CONSOL Mining Corporation must also compensate individuals who sustain employment-related physical injuries or some types of occupational diseases and, on some occasions, for costs of their rehabilitation. Workers’ compensation laws will also compensate survivors of workers who suffer employment-related deaths. Workers’ compensation laws are administered by state agencies, and each state has its own set of rules and regulations regarding compensation that is owed to an employee that is injured in the course of employment. CONSOL Mining Corporation primarily provides for these claims through a self-insurance program. CONSOL Mining

Corporation recognizes an actuarial present value of the estimated workers’ compensation obligation calculated by independent actuaries. The calculation is based on claims filed and an estimate of claims incurred but not yet reported as well as various assumptions, including discount rate, future healthcare trend rate, benefit duration and recurrence of injuries. Actuarial gains or losses associated with workers’ compensation have resulted from discount rate changes and differences in claims experience and incident rates as compared to prior assumptions.

	CWP		Workers’ Compensation
	at December 31,		at December 31,
	2016	2015	2016	2015
Change in benefit obligation:
Benefit obligation at beginning of period	$121,285	$124,815	$81,502	$87,946

State administrative fees and insurance bond premiums	—	—	3,199	3,510
Service cost	4,327	6,194	7,466	9,201
Interest cost	4,283	5,116	2,499	3,131
Actuarial loss (gain)	439	(5,089)	121	(4,007)
Benefits paid	(10,191)	(9,751)	(16,688)	(18,619)
Curtailment gain	(1,307)	—	—	—
Settlements	—	—	—	340

Benefit obligation at end of period	$118,836	$121,285	$78,099	$81,502

Current assets	$—	$—	$1,429	$1,421
Current liabilities	(10,763)	(9,382)	(13,596)	(14,507)
Noncurrent liabilities	(108,073)	(111,903)	(65,932)	(68,416)

Net obligation recognized	$(118,836)	$(121,285)	$(78,099)	$(81,502)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial gain	$(62,714)	$(68,101)	$(12,656)	$(13,171)

Net amount recognized (before tax effect)	$(62,714)	$(68,101)	$(12,656)	$(13,171)

The components of the net periodic cost are as follows:

	CWP			Workers’ Compensation
	For the Years Ended			For the Years Ended
	December 31,			December 31,
	2016	2015	2014	2016	2015	2014
Service cost	$4,327	$6,194	$5,587	$7,466	$9,201	$9,585
Interest cost	4,283	5,116	5,537	2,499	3,131	3,506
Recognized net actuarial gain	(4,948)	(5,576)	(6,196)	(395)	(30)	(375)
State administrative fees and insurance bond premiums	—	—	—	3,199	3,510	3,285
Curtailment gain	(1,307)	—	—	—	—	—

Net periodic cost	$2,355	$5,734	$4,928	$12,769	$15,812	$16,001

The following are amounts included in accumulated other comprehensive income that are expected to be recognized in 2017 net periodic benefit costs:

		Workers’
	CWP	Compensation
	Benefits	Benefits
Actuarial gain recognition	$(7,631)	$(598)

CONSOL Mining Corporation utilizes a corridor approach to amortize actuarial gains and losses that have been accumulated under the Workers’ Compensation and CWP plans. Cumulative gains and losses that are in excess of 10% of the greater of either the estimated liability or the market-related value of plan assets are amortized over the expected average remaining future service of the current active membership of the Workers’ Compensation and CWP plans.

Assumptions:

The weighted-average discount rates used to determine benefit obligations and net periodic cost are as follows:

	CWP			Workers’ Compensation
	For the Years Ended			For the Years Ended
	December 31,			December 31,
	2016	2015	2014	2016	2015	2014
Benefit obligations	4.40%	4.60%	4.21%	4.05%	4.26%	3.84%
Net periodic cost	4.60%	4.21%	4.75%	4.26%	3.84%	4.57%

Discount rates are determined using a Company-specific yield curve model (above-mean) developed with the assistance of an external actuary. The Company-specific yield curve models (above-mean) use a subset of the expanded bond universe to determine the Company-specific discount rate. Bonds used in the yield curve are rated AA by Moody’s or Standard & Poor’s as of the measurement date. The yield curve models parallel the plans’ projected cash flows, and the underlying cash flows of the bonds included in the models exceed the cash flows needed to satisfy the Predecessor’s plans.

Cash Flows:

CONSOL Mining Corporation does not intend to make contributions to the CWP or Workers’ Compensation plans in 2017, but it intends to pay benefit claims as they become due.

The following benefit payments, which reflect expected future claims as appropriate, are expected to be paid:

		Workers’ Compensation
	CWP Benefits	Total Benefits	Actuarial Benefits	Other Benefits
2017	$10,763	$15,579	$12,168	$3,411
2018	$8,417	$14,890	$11,393	$3,497
2019	$7,606	$14,760	$11,176	$3,584
2020	$7,137	$14,743	$11,069	$3,674
2021	$6,963	$14,755	$10,990	$3,765
Year 2022-2026	$35,714	$75,045	$54,758	$20,287

NOTE 10—OTHER BENEFIT PLANS:

UMWA Benefit Trusts:

The Coal Act created two multi-employer benefit plans: (1) the United Mine Workers of America Combined Benefit Fund (the Combined Fund) into which the former UMWA Benefit Trusts were merged, and (2) the

United Mine Workers of America 1992 Benefit Plan (1992 Benefit Plan). CONSOL Mining Corporation accounts for required contributions to these multi-employer trusts as expense when incurred.

The Combined Fund provides medical and death benefits for all beneficiaries of the former UMWA Benefit Trusts who were actually receiving benefits as of July 20, 1992. The 1992 Benefit Plan provides medical and death benefits to orphan UMWA-represented members eligible for retirement on February 1, 1993, and for those who retired between July 20, 1992 and September 30, 1994. The Coal Act provides for the assignment of beneficiaries to former employers and the allocation of unassigned beneficiaries (referred to as orphans) to companies using a formula set forth in the Coal Act. The Coal Act requires that responsibility for funding the benefits to be paid to beneficiaries be assigned to their former signatory employers or related companies. This cost is recognized when contributions are assessed. CONSOL Mining Corporation’s total contributions under the Coal Act were $8,455, $9,239 and $10,121 for the years ended December 31, 2016, 2015 and 2014, respectively. Based on available information at December 31, 2016, CONSOL Mining Corporation’s obligation for the Combined Fund and 1992 Benefit Plans is estimated to be approximately $93,795.

Pursuant to the provisions of the Tax Relief and Healthcare Act of 2006 (the 2006 Act) and the 1992 Benefit Plan, CONSOL Mining Corporation is required to provide security in an amount based on the annual cost of providing health care benefits for all individuals receiving benefits from the 1992 Benefit Plan who are attributable to CONSOL Mining Corporation, plus all individuals receiving benefits from an individual employer plan maintained by CONSOL Mining Corporation who are entitled to receive such benefits. In accordance with the terms of the 2006 Act and the 1992 Benefit Plan, CONSOL Mining Corporation must secure its obligations by posting letters of credit, which were $19,170, $21,473 and $21,394 at December 31, 2016, 2015 and 2014, respectively. The 2016, 2015 and 2014 security amounts were based on the annual cost of providing health care benefits and included a reduction in the number of eligible employees.

Investment Plan:

CONSOL Energy has an investment plan available to most non-represented employees in which CONSOL Mining Corporation employees may participate. Throughout the year ended December 31, 2016, the Predecessor’s matching contribution was 6% of eligible compensation contributed by eligible employees. In conjunction with the qualified pension plan changes in 2015, the Predecessor contributed an additional 3% of eligible compensation into the 401(k) plan accounts for employees hired or rehired on or after October 1, 2014 or who were under age 40 or had less than 10 years of service with the Predecessor as of September 30, 2014. This additional contribution was eliminated on January 1, 2016. The Predecessor may also make discretionary contributions to the Plan ranging from 1% to 6% (1% to 4% prior to January 1, 2016) of eligible compensation for eligible employees (as defined by the Plan). Discretionary contributions made by the Predecessor were $9,499 for the year ended December 31, 2016. There were no such discretionary contributions made by the Predecessor for the years ended December 31, 2015 and 2014. Total payments and costs were $17,687, $13,729 and $11,564 for the years ended December 31, 2016, 2015 and 2014, respectively.

Long-Term Disability:

CONSOL Mining Corporation has a Long-Term Disability Plan available to all eligible full-time salaried employees. The benefits for this plan are based on a percentage of monthly earnings, offset by all other income benefits available to the disabled.

	For the Years Ended December 31,
	2016	2015	2014
Benefit cost	$1,936	$2,383	$2,014
Discount rate assumption used to determine net periodic benefit costs	3.71%	3.18%	3.53%

Liabilities incurred under the Long-Term Disability Plan are included in Other Accrued Liabilities and Long-Term Liabilities–Other in the Combined Balance Sheets and amounted to a combined total of $17,421, $18,008 and $20,409 at December 31, 2016, 2015 and 2014, respectively.

NOTE 11—COMMITMENTS AND CONTINGENCIES:

The Predecessor is subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations including environmental remediation, employment and contract disputes and other claims and actions arising out of the normal course of business. The Company accrues the estimated loss for these lawsuits and claims when the loss is probable and reasonably estimable. The Predecessor current estimated accruals related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of the Predecessor. It is possible that the aggregate loss in the future with respect to these lawsuits and claims could ultimately be material to the Predecessor’s financial position, results of operations or cash flows; however, such amounts cannot be reasonably estimated. The amount claimed against the Predecessor is disclosed below when an amount is expressly stated in the lawsuit or claim, which is not often the case.

Fitzwater Litigation: Three nonunion retired coal miners have sued CONSOL Energy Inc., Fola Coal Company and Consolidation Coal Company in West Virginia Federal Court alleging ERISA violations in the termination of retiree health care benefits. The Plaintiffs contend they relied to their detriment on oral statements and promises of “lifetime health benefits” allegedly made by various members of management during Plaintiffs’ employment and that they were allegedly denied access to Summary Plan Documents that clearly reserved to the Predecessor the right to modify or terminate the CONSOL Energy Inc. Retiree Health and Welfare Plan. Plaintiffs request that retiree health benefits be reinstated and seek to represent a class of all nonunion retirees of CONSOL Energy and its subsidiaries. The Predecessor believes it has meritorious defense and intends to vigorously defend this suit.

Virginia Mine Void Litigation. Four lawsuits naming Consolidation Coal Company, Island Creek Coal Company, CNX Gas Company, and/or CONSOL Energy have recently concluded in favor of the companies. After the trial court granted summary judgment in favor of the defendants in two of the actions upon its finding that plaintiffs’ claims are barred by the applicable statutes of limitation, plaintiffs appealed both cases to the U.S. Court of Appeals for the Fourth Circuit. On March 9, 2017, the Fourth Circuit affirmed and entered judgment in favor of the defendants. Plaintiffs did not seek review by the U.S. Supreme Court and those judgments are now final. As a direct result of the Fourth Circuit action, Motions for Voluntary Dismissal were filed and granted by the court in both of the two remaining cases. On January 26, 2016, six mine void lawsuits that had twice before been filed and voluntarily dismissed were refiled for a third time in state court but have not been served. Because each had twice before been filed and voluntarily dismissed, and because the most recent refilings were not served within a one-year period, under these procedural circumstances these actions should no longer be viable under federal or Virginia state law. The complaints sought damages and injunctive relief in connection with the transfer of water from mining activities at Buchanan Mine into void spaces in inactive ICCC mines adjacent to the Buchanan operations, voids ostensibly underlying plaintiffs’ properties. While some of the plaintiffs claimed an ownership interest in the coal, others had some interest in one or more of the fee, surface, oil/gas or other mineral estates. The suits alleged the water storage precluded access to and damaged coal, impeded coalbed methane gas production and was made without compensation to the property owners. Plaintiffs sought recovery in tort, contract and trespass assumpsit (quasi-contract). The suits each sought damages between $50,000 and in excess of $100,000 plus punitive damages.

Other Matters: The Predecessor is a defendant in certain other legal proceedings arising out of the conduct of its business. In the opinion of management, based upon an investigation of these matters and discussion with legal counsel, the ultimate outcome of such other legal proceedings and compliance reviews, individually and in the aggregate, is not expected to have a material adverse effect on the Predecessor’s financial position, results of operations or liquidity.

Employee-related financial guarantees have primarily been provided to support the United Mine Workers’ of America’s 1992 Benefit Plan and various state workers’ compensation self-insurance programs. Environmental financial guarantees have primarily been provided to support various performance bonds related to reclamation and other environmental issues. Coal and other financial guarantees have primarily been provided to support various sales contracts. Other guarantees have been extended to support insurance policies, legal matters, full and timely payments of mining equipment leases, and various other items necessary in the normal course of business.

At December 31, 2016, the Predecessor has provided the following financial guarantees, unconditional purchase obligations and letters of credit to certain third parties, as described by major category in the following table. These amounts represent the maximum potential of total future payments that the Predecessor could be required to make under these instruments. These amounts have not been reduced for potential recoveries under recourse or collateralization provisions. Generally, recoveries under reclamation bonds would be limited to the extent of the work performed at the time of the default. No amounts related to these financial guarantees and letters of credit are recorded as liabilities in the financial statements. CONSOL Mining Corporation management believes that these guarantees will expire without being funded, and therefore the commitments will not have a material adverse effect on financial condition.

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	Beyond 5 Years
Letters of Credit:
Employee-Related	$82,273	$67,871	$14,402	$—	$—
Environmental	998	600	398	—	—
Other	23,326	22,626	700	—	—

Total Letters of Credit	106,597	91,097	15,500	—	—

Surety Bonds:
Employee-Related	112,810	111,510	1,300	—	—
Environmental	509,341	478,379	30,962	—	—
Other	10,609	10,442	166	1	—

Total Surety Bonds	632,760	600,331	32,428	1	—

Guarantees:
Other	74,203	41,285	17,767	13,401	1,750

Total Guarantees	74,203	41,285	17,767	13,401	1,750

Total Commitments	$813,560	$732,713	$65,695	$13,402	$1,750

The Predecessor regularly evaluates the likelihood of default for all guarantees based on an expected loss analysis and records the fair value, if any, of its guarantees as an obligation in the combined financial statements.

NOTE 12—LEASES:

CONSOL Mining Corporation uses various leased facilities and equipment in its operations. Future minimum lease payments under capital and operating leases, together with the present value of the net minimum capital lease payments, at December 31, 2016 are as follows:

	Capital Leases	Operating Leases
Year Ended December 31,
2017	$4,492	$93,818
2018	3,779	56,197
2019	3,644	30,017
2020	3,473	21,119
2021	2,252	20,213
Thereafter	—	20,696

Total minimum lease payments	$17,640	$242,060

Less amount representing interest (2.00% – 6.00%)	2,125

Present value of minimum lease payments	15,515
Less amount due in one year	3,703

Total Long-Term Capital Lease Obligation	$11,812

Rental expense under operating leases was $87,903, $83,423, and $84,034 for the years ended December 31, 2016, 2015 and 2014, respectively.

At December 31, 2016, certain of the above capital leases for mining equipment are subleased to a third-party. The following represents the minimum payments including interest for those capital subleases:

2017	2018	2019	2020	2021	Thereafter	Total
$3,699	$3,699	$3,699	$3,699	$2,157	$—	$16,953

At December 31, 2016, certain of the above operating leases for mining equipment are subleased to third-parties. The following represents the minimum rental payments for those operating subleases:

2017	2018	2019	2020	2021	Thereafter	Total
$40,299	$13,819	$6,909	$—	$—	$—	$61,027

CONSOL Mining Corporation leases certain owned mining equipment to a third-party under operating leases. The owned equipment included in gross property, plant and equipment was $26,005, with $15,603 accumulated depreciation at December 31, 2016 and $31,059, with $12,424 accumulated depreciation, at December 31, 2015.

At December 31, 2016, scheduled minimum rental payments for operating leases related to this equipment were as follows:

2017	2018	2019	2020	2021	Thereafter	Total
$4,496	$2,992	$1,701	$627	$—	$—	$9,816

NOTE 13—SEGMENT INFORMATION:

CONSOL Mining Corporation consists of one principal business division: Pennsylvania Mining Complex (PAMC). The principal activities of the PAMC division are mining, preparation and marketing of thermal coal, sold primarily to power generators. It also includes selling, general and administrative activities, as well as various other activities assigned to the PAMC division.

CONSOL Mining Corporation’s Other division includes expenses from various corporate and diversified business activities that are not allocated to the PAMC division. The diversified business activities include coal terminal operations, closed and idle mine activities, selling, general and administrative activities, as well as various other non-operated activities, none of which are individually significant to the Predecessor.

Industry segment results for the year ended December 31, 2016 are:

	PAMC	Other	Adjustments and Eliminations	Combined
Sales—Outside	$1,065,582	$—	$—	$1,065,582
Other Outside Sales	—	31,464	—	31,464
Freight—Outside	46,468	—	—	46,468

Total Sales and Freight	$1,112,050	$31,464	$—	$1,143,514

Earnings (Loss) Before Income Tax	$130,708	$(65,693)	$—	$65,015

Segment Assets	$1,982,206	$705,228	$—	$2,687,434

Depreciation, Depletion and Amortization	$168,195	$9,927	$—	$178,122

Capital Expenditures	$50,809	$2,791	$—	$53,600

Industry segment results for the year ended December 31, 2015 are:

	PAMC	Other	Adjustments and Eliminations	Combined
Sales—Outside	$1,289,036	$—	$—	$1,289,036
Other Outside Sales	—	30,967	—	30,967
Freight—Outside	20,499	—	—	20,499

Total Sales and Freight	$1,309,535	$30,967	$—	$1,340,502

Earnings Before Income Tax	$404,994	$38,032	$—	$443,026

Segment Assets	$2,076,301	$791,432	$—	$2,867,733

Depreciation, Depletion and Amortization	$176,864	$18,473	$—	$195,337

Capital Expenditures	$136,291	$6,762	$—	$143,053

Industry segment results for the year ended December 31, 2014 are:

	PAMC	Other	Adjustments and Eliminations	Combined
Sales—Outside	$1,616,874	$—	$—	$1,616,874
Other Outside Sales	—	41,255	—	41,255
Freight—Outside	23,133	—	—	23,133

Total Sales and Freight	$1,640,007	$41,255	$—	$1,681,262

Earnings (Loss) Before Income Tax	$430,968	$(18,663)	$—	$412,305

Segment Assets	$2,094,041	$998,333	$—	$3,092,374

Depreciation, Depletion and Amortization	$173,316	$33,368	$—	$206,684

Capital Expenditures	$341,229	$7,617	$—	$348,846

Reconciliation of Segment Information to Combined Amounts:

Revenue and Other Income:

	For the Years Ended December 31,
	2016	2015	2014
Total Segment Sales and Freight from External Customers	$1,143,514	$1,340,502	$1,681,262
Other Income not Allocated to Segments	82,120	68,193	123,604
Gain on Sale of Assets	5,228	13,025	26,312

Total Combined Revenue and Other Income	$1,230,862	$1,421,720	$1,831,178

Earnings (Loss) Before Income Tax:

	For the Years Ended December 31,
	2016	2015	2014
Segment Income Before Income Taxes for reportable business segments	$79,068	$450,570	$412,305
Interest expense	(14,053)	(7,544)	—

Earnings Before Income Tax	$65,015	$443,026	$412,305

Enterprise-Wide Disclosures:

CONSOL Mining Corporation’s Revenues by geographical location (A):

	For the Years Ended December 31,
	2016	2015	2014
United States	$962,258	$1,081,081	$1,464,923
Asia	109,312	106,954	66,912
Europe	40,704	112,844	121,909
South America	25,406	28,060	19,013
Canada	5,834	11,563	8,505

Total Revenues and Freight from External Customers (B)	$1,143,514	$1,340,502	$1,681,262

(A) CONSOL Mining Corporation attributes revenue to individual countries based on the location of the customer.

(B) CONSOL Mining Corporation has contractual relationships with certain U.S. based customers who distribute coal to international markets. The table above reflects the ultimate destination of CONSOL Mining Corporation coal.

CONSOL Mining Corporation’s Property, Plant and Equipment by geographical location:

	December 31,
	2016	2015	2014
United States	$2,169,246	$2,314,157	$2,518,633
Canada	11,024	11,024	11,024

Total Property, Plant and Equipment, net	$2,180,270	$2,325,181	$2,529,657

NOTE 14—MISCELLANEOUS OTHER INCOME:

	For the Years Ended December 31,
	2016	2015	2014
Rental Income	$34,789	$36,908	$44,367
Royalty Income - Non-Operated Coal	19,739	15,356	19,608
Right of Way Issuance	11,281	10,827	6,667
Coal Contract Buyout	6,288	—	30,000
Purchased Coal Sales	5,757	1,596	9,029
Interest Income	1,166	410	135
Other	3,100	3,096	13,798

Miscellaneous Other Income	$82,120	$68,193	$123,604

NOTE 15—INCOME TAXES:

Income tax expense (benefit) provided on earnings consisted of:

	For The Years Ended December 31,
	2016	2015	2014
Current:
U.S. Federal	$(76,447)	$49,435	$68,753
U.S. State	(1,924)	2,591	9,970
Non-U.S.	1,411	963	1,966

	(76,960)	52,989	80,689
Deferred:
U.S. Federal	89,268	66,187	39,524
U.S. State	2,257	6,429	1,140
	91,525	72,616	40,664

Total Income Tax Expense	$14,565	$125,605	$121,353

The components of the net deferred taxes are as follows:

	December 31,
	2016	2015
Deferred Tax Assets:
Postretirement benefits other than pensions	$255,507	$246,173
Mine closing	85,003	91,593
Pneumoconiosis benefits	43,371	44,446
Mine subsidence	39,251	32,839
Salary retirement	37,498	30,261
Workers’ compensation	28,530	29,956
Gas well closing	14,464	14,297
Long-term disability	6,358	9,067
State bonus, net of Federal	3,175	2,674
Reclamation	—	198
Other	8,042	8,572

Total Deferred Tax Assets	521,199	510,076
Valuation Allowance	—	—

Net Deferred Tax Assets	521,199	510,076

Deferred Tax Liabilities:
Property, plant and equipment	(256,947)	(168,992)
Equity Partnerships	(67,498)	(68,081)
Advance mining royalties	(12,175)	(13,400)

Total Deferred Tax Liabilities	(336,620)	(250,473)

Net Deferred Tax Asset (Liability)	$184,579	$259,603

A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. All available evidence, both positive and negative, must be considered in determining the need for a valuation allowance. For the years ended December 31, 2016 and 2015, positive evidence considered included financial earnings generated over the past three years for certain subsidiaries, reversals of financial to tax temporary differences and the implementation of and/or ability to employ various tax planning strategies. Negative evidence included financial and tax losses generated in prior periods, the inability to achieve forecasted results for those periods and the expectation that future financial results from normal operations would not be sufficient to support full utilization of certain tax credits within the foreseeable future. CONSOL Mining Corporation has no net operating losses and no valuation allowances at December 31, 2016 and 2015.

Management will continue to assess the potential for realized deferred tax assets based upon income forecast data and the feasibility of future tax planning strategies and may record adjustments to valuation allowances against deferred tax assets in future periods, as appropriate, that could materially impact net income.

The following is a reconciliation, stated as a percentage of pretax income, of the United States statutory federal income tax rate to CONSOL Mining Corporation’s effective tax rate:

	For the Years Ended December 31,
	2016		2015		2014
	Amount	Percent	Amount	Percent	Amount	Percent
Statutory U.S. federal income tax rate	$19,621	35.0%	$151,416	35.0%	$144,307	35.0%
Excess tax depletion	(21,856)	(39.0)	(27,720)	(6.4)	(22,048)	(5.3)
Effect of domestic production activities	1,621	2.9	(4,933)	(1.1)	(5,956)	(1.4)
IRS and state tax examination settlements	14,048	25.1	—	—	(1,327)	(0.3)
Net effect of state income taxes	(52)	(0.1)	5,725	1.3	6,125	1.5
Net effect of state tax rate change on DIT	1,049	1.9	1,042	0.2	—	—
Other	134	0.2	75	—	252	0.1

Income Tax Expense / Effective Rate	$14,565	26.0%	$125,605	29.0%	$121,353	29.6%

As part of our IRS examination of the tax years 2010-2013 we were able to claim bonus depreciation resulting in a net cash refund of $58,000. The bonus depreciation deduction adversely impacts earnings by reducing our percentage depletion adjustment on our mining operations and reducing our Section 199 manufacturing deduction in the years 2010-2013. This resulted in a net charge to earnings of $14,048.

CONSOL Mining Corporation had no unrecognized tax expense or benefit as of December 31, 2016 and December 31, 2015.

CONSOL MINING CORPORATION

COMBINED STATEMENTS OF INCOME

(Dollars in Thousands)

(unaudited)

	Six Months Ended June 30,
Revenue and Other Income:	2017	2016
Coal Sales	$620,155	$476,726
Other Outside Sales	27,742	15,767
Freight Revenue	30,045	24,557
Miscellaneous Other Income	32,794	36,133
Gain on Sale of Assets	13,536	3,904

Total Revenue and Other Income	724,272	557,087
Costs and Expenses:
Operating and Other Costs	452,876	407,446
Depreciation, Depletion and Amortization	78,261	77,976
Freight Expense	30,045	24,557
Selling, General, and Administrative Costs	37,417	18,020
Interest Expense	7,966	6,496

Total Costs and Expenses	606,565	534,495

Earnings Before Income Tax	117,707	22,592
Income Tax Expense (Benefit)	19,017	(193)

Net Income	98,690	22,785
Less: Net Income Attributable to Noncontrolling Interest	9,777	2,293

Net Income Attributable to CONSOL Mining Corporation Shareholder	$88,913	$20,492

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Thousands)

(unaudited)

	Six Months Ended June 30,
	2017	2016
Net Income	$98,690	$22,785
Other Comprehensive Income:
Actuarially Determined Long-Term Liability Adjustments (Net of tax: ($3,786), ($3,621))	6,569	6,284

Other Comprehensive Income	6,569	6,284

Comprehensive Income	105,259	29,069

Less: Comprehensive Income Attributable to Noncontrolling Interest	9,754	2,293

Comprehensive Income Attributable to CONSOL Mining Corporation Shareholder	$95,505	$26,776

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

COMBINED STATEMENTS OF EQUITY

(Dollars in Thousands)

(unaudited)

	Parent Net Investment	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance at December 31, 2016	$1,057,694	$(400,063)	$142,493	$800,124
Net Income	88,913	—	9,777	98,690
Actuarially Determined Long-Term Liability Adjustments (Net of ($3,786) Tax)	—	6,592	(23)	6,569

Comprehensive Income	88,913	6,592	9,754	105,259
Distributions to Noncontrolling Interest	—	—	(10,935)	(10,935)
Amortization of Stock-Based Compensation Awards	—	—	1,706	1,706
Treasury Stock Activity	—	—	(808)	(808)
Net Parent Distributions	(69,049)	—	—	(69,049)

Balance at June 30, 2017	$1,077,558	$(393,471)	$142,210	$826,297

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

COMBINED BALANCE SHEETS

(Dollars in Thousands)

(unaudited)

	June 30,	December 31,
	2017	2016
ASSETS
Current Assets:
Cash and Cash Equivalents	$6,739	$13,311
Trade Accounts Receivable	107,028	95,707
Other Receivables	17,445	23,320
Other Receivables - Related Party	32	34
Inventories	60,286	50,161
Prepaid Expenses	12,364	17,601

Total Current Assets	203,894	200,134

Property, Plant and Equipment:
Property, Plant and Equipment	4,613,940	4,593,395
Less—Accumulated Depreciation, Depletion and Amortization	2,495,546	2,413,125

Total Property, Plant and Equipment—Net	2,118,394	2,180,270

Other Assets:
Other Assets	111,759	122,451
Deferred Tax Asset	192,563	184,579

Total Other Assets	304,322	307,030

TOTAL ASSETS	$2,626,610	$2,687,434

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

UNAUDITED COMBINED BALANCE SHEETS

(Dollars in Thousands)

(unaudited)

	June 30,	December 31,
	2017	2016
LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$72,263	$82,897
Current Portion of Long-Term Debt	3,643	4,076
Other Accrued Liabilities	283,393	292,121

Total Current Liabilities	359,299	379,094
Long-Term Debt:
Long-Term Debt	291,344	301,827
Capital Lease Obligations	10,204	11,812

Total Long-Term Debt	301,548	313,639

Deferred Credits and Other Liabilities:
Postretirement Benefits Other Than Pensions	652,206	659,474
Pneumoconiosis Benefits	107,321	108,073
Asset Retirement Obligations	228,576	246,279
Workers’ Compensation	64,689	65,932
Salary Retirement	72,529	99,872
Other	14,145	14,947

Total Deferred Credits and Other Liabilities	1,139,466	1,194,577

TOTAL LIABILITIES	1,800,313	1,887,310
Equity:
Parent Net Investment	1,077,558	1,057,694
Accumulated Other Comprehensive Loss	(393,471)	(400,063)

Total Parent Net Investment and Other Comprehensive Loss	684,087	657,631
Noncontrolling Interest	142,210	142,493

TOTAL EQUITY	826,297	800,124

TOTAL LIABILITIES AND EQUITY	$2,626,610	$2,687,434

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

STATEMENTS OF COMBINED CASH FLOWS

(Dollars in Thousands)

(unaudited)

	Six Months Ended June 30,
	2017	2016
Cash Flows from Operating Activities:
Net Income	$98,690	$22,785
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:
Depreciation, Depletion and Amortization	78,261	77,976
Stock-Based Compensation	8,765	5,364
Gain on Sale of Assets	(13,536)	(3,904)
Deferred Income Taxes	(11,770)	55,125
Unit Based Compensation	1,706	615
Changes in Operating Assets:
Accounts and Notes Receivable	(4,749)	(7,909)
Inventories	(10,125)	4,238
Prepaid Expenses	5,237	9,644
Changes in Other Assets	10,625	(17,088)
Changes in Operating Liabilities:
Accounts Payable	(16,400)	(18,246)
Other Operating Liabilities	(8,728)	2,476
Changes in Other Liabilities	(34,847)	(37,834)
Other	898	1,828

Net Cash Provided by Operating Activities	104,027	95,070

Cash Flows from Investing Activities:
Capital Expenditures	(23,229)	(27,206)
Proceeds from Sales of Assets	16,985	4,585

Net Cash Used in Investing Activities	(6,244)	(22,621)

Cash Flows from Financing Activities:
Payments on Miscellaneous Borrowings	(1,990)	(147)
Net (Payments on) Proceeds from CNXC Revolver	(11,000)	13,000
Distributions to Noncontrolling Interest	(10,935)	(10,825)
Net Parent Distributions	(79,622)	(72,066)
Tax Cost from Unit-Based Compensation	(808)	—

Net Cash Used in Financing Activities	(104,355)	(70,038)
Net (Decrease) Increase in Cash and Cash Equivalents	(6,572)	2,411
Cash and Cash Equivalents at Beginning of Period	13,311	6,639

Cash and Cash Equivalents at End of Period	$6,739	$9,050

For the six months ended June 30, 2017 and 2016, CONSOL Mining Corporation paid interest expense, net of capitalized interest, of $7,966 and $6,496, respectively.

The following are non-cash transactions that impact the investing and financing activities of CONSOL Mining Corporation.

As of June 30, 2017 and 2016, CONSOL Mining Corporation purchased goods and services related to capital projects in the amount of $53 and $1,703, respectively, which are included in accounts payable. As of June 30, 2017 and 2016, there were capital equipment transfers of ($1,808) and $615, respectively, between CONSOL Mining Corporation and CONSOL Energy that are included in Net Parent Distributions.

The accompanying notes are an integral part of these combined financial statements.

CONSOL MINING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in Thousands)

NOTE 1—THE PROPOSED SEPARATION AND BASIS OF PRESENTATION

The Proposed Separation

In December 2016, CONSOL Energy announced its intent to separate into two independent, publicly-traded companies (the separation): CONSOL Mining Corporation (Predecessor), which will hold CONSOL Energy’s Pennsylvania Mining Operations (PAMC) and certain related coal assets, including CONSOL Energy’s ownership interest in CNX Coal Resources LP (CNXC), which owns a 25% stake in PAMC, the CNX Marine Terminal, and Greenfield Reserves (collectively, the Coal Business), and an oil and natural gas exploration and production (E&P) company focused on Appalachian area natural gas and liquids activities, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin (the Gas Business) of CONSOL Energy.

The separation will occur by means of a pro rata distribution by CONSOL Energy of all of the common stock of the Predecessor. CONSOL Energy, the existing publicly traded company, will continue to own the Gas Business.

The separation transaction, which is expected to be completed in the second half of 2017, is subject to a number of conditions, including, but not limited to: final approval by CONSOL Energy’s Board of Directors; receipt of a private letter ruling from the Internal Revenue Service and one or more opinions of its tax advisors, in each case, regarding certain U.S. federal income tax matters relating to the transaction; and the U.S. Securities and Exchange Commission (the SEC) declaring effective the registration statement of which this information statement forms a part.

CONSOL Mining Corporation and CONSOL Energy will enter into an agreement (the Separation Agreement) that will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of CONSOL Mining Corporation and CONSOL Energy as part of the separation of CONSOL Energy into two companies, and will provide for when and how these transfers and assumptions will occur. CONSOL Energy may, at any time and for any reason until the proposed transaction is complete, abandon the separation plan or modify its terms.

Basis of Presentation

The unaudited Combined Financial Statements of CONSOL Mining Corporation are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and require management to make certain judgments, estimates, and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates upon subsequent resolution of identified matters. The unaudited Combined Financial Statements of CONSOL Mining Corporation include the accounts of CONSOL Mining Corporation and companies in which CONSOL Mining Corporation has a controlling interest. Intercompany transactions have been eliminated. The equity method of accounting is used for investments in affiliates and other joint ventures over which CONSOL Mining Corporation has significant influence but does not have effective control. Investments in affiliates in which CONSOL Mining Corporation cannot exercise significant influence are accounted for on the cost method.

Cost Allocations

Historically, CONSOL Energy has charged its operating subsidiaries for various corporate costs incurred in the operation of the business. Accordingly, no significant additional cost allocations were necessary for the preparation of these unaudited Combined Financial Statements. The unaudited Combined Financial Statements of CONSOL Mining Corporation may not reflect the actual expenses that would have been incurred and may not reflect CONSOL Mining Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if CONSOL Mining Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between CONSOL Mining Corporation and CONSOL Energy have been included as related party transactions in these unaudited Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the unaudited Statements of Combined Cash Flows as a financing activity and in the unaudited Combined Balance Sheets as Parent Net Investment.

All external debt not directly attributable to the Predecessor has been excluded from the unaudited Combined Balance Sheets of CONSOL Mining Corporation.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES:

A summary of the significant accounting policies of CONSOL Mining Corporation is presented below. These, together with the other notes that follow, are an integral part of the unaudited Combined Financial Statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as various disclosures. Actual results could differ from those estimates. The most significant estimates included in the preparation of the unaudited Combined Financial Statements are related to other postretirement benefits, coal workers’ pneumoconiosis, workers’ compensation, salary retirement benefits, asset retirement obligations, contingencies, and the values of coal reserves.

Cash and Cash Equivalents

The Predecessor participates in CONSOL Energy’s centralized cash management system. The centralized cash management system entitles the Predecessor to issue checks against the central bank account for on-going operations. The presented checks against the central bank account are reflected as contributions of CONSOL Energy’s equity investment. Remaining cash includes petty cash on hand and on deposit at banking institutions that are not included in the centralized cash management system.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. CONSOL Mining Corporation reserves for specific accounts receivable when it is probable that all or a part of an outstanding balance will not be collected, such as customer bankruptcies. Collectability is determined based on terms of sale, credit status of customers and various other circumstances. CONSOL Mining Corporation regularly reviews collectability and establishes or adjusts the allowance as necessary using the specific identification method. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Reserves for uncollectable amounts were not material in the periods presented. In addition, there were no material financing receivables with a contractual maturity greater than one year at June 30, 2017 and December 31, 2016.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of coal inventory is determined by the first-in, first-out (“FIFO”) method and includes labor, supplies, equipment costs, operating overhead, depreciation, depletion and amortization, and other related costs. The cost of supplies inventory is determined by the average cost method and includes operating and maintenance supplies to be used in operation of the Predecessor’s coal mines.

The Predecessor’s inventories consisted of the following:

	June 30, 2017	December 31, 2016
Coal	$17,170	$7,800
Supplies	43,116	42,361

Total Inventories	$60,286	$50,161

Property, Plant and Equipment

Property, plant and equipment is recorded at cost upon acquisition. Costs of developing new underground mines and certain underground expansion projects are capitalized and typically include those costs incurred to make the mineral physically accessible. Such costs generally include those to create mine shafts and to drive main entries for ventilation, haulage costs, personnel costs, the construction of airshafts and roof protection.

Expenditures which extend the useful lives of existing plant and equipment are capitalized. Costs of additional mine facilities required to maintain production after a mine reaches the production stage, generally referred to as “receding face costs,” are expensed as incurred; however, the costs of additional airshafts and new portals are capitalized. Planned major maintenance costs which do not extend the useful lives of existing plant and equipment are expensed as incurred. Interest costs applicable to major asset additions are capitalized during the construction period.

Coal exploration costs are expensed as incurred and include costs incurred to ascertain existence, location, extent or quality of ore or minerals before beginning the development stage of the mine.

Airshafts and capitalized mine development associated with a coal reserve are amortized on a units-of-production basis as the coal is produced so that each ton of coal is assigned a portion of the unamortized costs. The Predecessor employs this method to match costs with the related revenues realized in a particular period. Rates are updated when revisions to coal reserve estimates are made. Coal reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once per year. Any material effect from changes in estimates is disclosed in the period the change occurs. Amortization of development cost begins when the development phase is complete and the production phase begins. At an underground mine, the end of the development phase and the beginning of the production phase takes place when construction of the mine for economic extraction is substantially complete. Coal extracted during the development phase is incidental to the mine’s production capacity and is not considered to shift the mine into the production phase.

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized in Gain (Loss) on Sale of Assets in the unaudited Combined Statements of Income.

Depreciation of plant and equipment is calculated on the straight-line method over their estimated useful lives or lease terms, generally as follows:

Years
Buildings and improvements	10 to 45
Machinery and equipment	3 to 25
Leasehold improvements	Life of Lease

Coal reserves are controlled either through fee ownership or by lease. The duration of the leases vary; however, the lease terms are generally extended automatically through the exhaustion of economically recoverable reserves, as long as active mining continues. Coal interests held by lease provide the same rights as fee ownership for mineral extraction and are legally considered real property interests. The Predecessor also makes advance payments (advanced mining royalties) to lessors under certain lease agreements that are recoupable against future production, and it makes payments that are generally based upon a specified rate per ton or a percentage of gross realization from the sale of the coal.

Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production and are amortized using the units-of-production method. Depletion of leased coal interests is computed using the units-of-production method over proven and probable coal reserves. Advance mining royalties and leased coal interests are evaluated at least once per year for impairment. More frequent tests are required on an interim basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any revisions are accounted for prospectively as changes in accounting estimates.

Costs to obtain coal lands are capitalized based on the cost at acquisition and are amortized using the units-of-production method over all estimated proven and probable reserve tons assigned and accessible to the mine. Proven and probable coal reserves exclude non-recoverable coal reserves and anticipated processing losses. Rates are updated when revisions to coal reserve estimates are made. Coal reserve estimates are reviewed when events and circumstances indicate a reserve change is needed, or at a minimum once a year. Amortization of coal interests begins when the coal reserve is produced. At an underground mine, a ton is considered produced once it reaches the surface area of the mine. Any material effect from changes in estimates is disclosed in the period the change occurs.

Costs for purchased and internally developed software are expensed until it has been determined that the software will result in probable future economic benefits and management has committed to funding the project. Thereafter, all direct costs of materials and services incurred in developing or obtaining software, including certain payroll and benefit costs of employees associated with the project, are capitalized and amortized using the straight-line method over the estimated useful life which does not exceed seven years.

Impairment of Long-lived Assets

The Predecessor impairs long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying value. The carrying value of the assets is then reduced to its estimated fair value which is usually measured based on an estimate of future discounted cash flows. The Predecessor did not record any impairments during the six months ended June 30, 2017 and 2016.

Postretirement Benefits Other Than Pensions

Postretirement benefit obligations established by the Coal Industry Retiree Health Benefit Act of 1992 (the Coal Act) are treated as a multi-employer plan which requires expense to be recorded for the associated obligations as payments are made. Postretirement benefits other than pensions, except for those established pursuant to the Coal Act, are accounted for in accordance with the Retirement Benefits Compensation and Non-retirement Postemployment Benefits Compensation Topics of the FASB Accounting Standards Codification, which requires employers to accrue the cost of such retirement benefits for the employees’ active service periods. Such liabilities are determined on an actuarial basis and CONSOL Mining Corporation is primarily self-insured for these benefits. Differences between actual and expected results or changes in the value of obligations are recognized through Other Comprehensive Income.

Pneumoconiosis Benefits and Workers’ Compensation

The Predecessor is required by federal and state statutes to provide benefits to certain current and former totally disabled employees or their dependents for awards related to coal workers’ pneumoconiosis. The Predecessor is also required by various state statutes to provide workers’ compensation benefits for employees who sustain employment-related physical injuries or some types of occupational disease. Workers’ compensation benefits include compensation for their disability, medical costs, and on some occasions, the cost of rehabilitation. CONSOL Mining Corporation is primarily self-insured for these benefits. Provisions for estimated benefits are determined on an actuarial basis.

Asset Retirement Costs

Mine closing costs and costs associated with dismantling and removing de-gasification facilities are accrued using the accounting treatment prescribed by the Asset Retirement and Environmental Obligations Topic of the FASB Accounting Standards Codification. This topic requires the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. Generally, the capitalized asset retirement cost is depreciated on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in Operating and Other Costs on the unaudited Combined Statements of Income. Asset retirement obligations primarily relate to the closure of mines, which includes treatment of water and the reclamation of land upon exhaustion of coal reserves.

Accrued mine closing costs, perpetual care costs, reclamation and costs associated with dismantling and removing de-gasification facilities are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements.

Subsidence

Subsidence occurs when there is sinking or shifting of the ground surface due to the removal of underlying coal. Areas affected may include, although are not limited to, streams, property, roads, pipelines and other land and surface structures. Total estimated subsidence claims are recognized in the period when the related coal has been extracted and are included in Operating and Other Costs on the unaudited Combined Statements of Income and Other Accrued Liabilities on the unaudited Combined Balance Sheets. On occasion, the Predecessor prepays the estimated damages prior to undermining the property, in return for a release of liability. Prepayments are included as assets and either recognized as Prepaid Expenses or in Other Assets on the unaudited Combined Balance Sheets if the payment is made less than or greater than one year, respectively, prior to undermining the property.

Retirement Plans

CONSOL Mining Corporation has non-contributory defined benefit retirement plans. Effective December 31, 2015, CONSOL Mining Corporation’s qualified defined benefit retirement plans have been frozen. The benefits for these plans are based primarily on years of service and employees’ pay. These plans are accounted for using the guidance outlined in the Compensation - Retirement Benefits Topic of the FASB Accounting Standards Codification. The cost of these retiree benefits are recognized over the employees’ service periods. CONSOL Mining Corporation uses actuarial methods and assumptions in the valuation of defined benefit obligations and the determination of expense. Differences between actual and expected results or changes in the value of obligations and plan assets are recognized through Other Comprehensive Income.

Stock-Based Compensation

Eligible CONSOL Mining Corporation employees have historically participated in CONSOL Energy’s equity-based compensation plans. CONSOL Energy recognizes compensation expense for all stock-based compensation awards based on the grant date fair value estimated in accordance with the provisions of the Stock Compensation Topic of the FASB Accounting Standards Codification. CONSOL Energy recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the award’s vesting term. The compensation expense recorded by CONSOL Mining Corporation, in all periods presented, includes the expense associated with employees historically attributable to CONSOL Mining Corporation operations, as well as the expense associated with the allocation of stock compensation expense for corporate employees.

Under the CNXC 2015 Long-Term Incentive Plan (the “LTIP”), the general partner issued long-term equity based awards intended to compensate the recipients thereof based on the performance of CNXC’s common units and the recipients’ continued service during the vesting period, as well as to align CNXC’s long-term interests with those of the unitholders. The LTIP limits the number of units that may be delivered pursuant to vested awards to 2,300,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are canceled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

CNXC’s general partner has also granted equity-based phantom units that vest over a period of a director’s continued service. The phantom units will be paid in common units or an amount of cash equal to the fair market value of a unit based on the vesting date. The awards may accelerate upon a change in control of CNXC. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting term.

Income Taxes

The Predecessor’s operations have historically been included in the income tax filings of CONSOL Energy. The provision for income taxes in the Predecessor’s unaudited Combined Statements of Income is based on a separate return methodology using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year calculated as if the Predecessor was a standalone taxpayer filing hypothetical income tax returns where applicable. Any additional accrued tax liability or refund arising as a result of this approach is assumed to be immediately settled with CONSOL Energy as a component of Parent Net Investment. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of CONSOL Mining Corporation’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Deferred tax assets are reflected in the unaudited Combined Balance Sheets for net operating losses, credits or other attributes to the extent that such attributes are expected to transfer to CONSOL Mining Corporation upon the separation. Any difference from attributes generated in a hypothetical return on a separate return basis is adjusted as a component of Parent Net Investment.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50%) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carry-back periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carry-forward period, including from tax planning strategies, and CONSOL Mining Corporation’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carry-forward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also re-measured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Parent Net Investment

Parent Net Investment is primarily comprised of the Predecessor’s undivided interest in (i) CONSOL Energy’s initial investment in CONSOL Mining Corporation (and any subsequent adjustments thereto); (ii) the accumulated net earnings; (iii) net transfers to or from CONSOL Energy, including those related to cash management functions performed by CONSOL Energy; (iv) non-cash changes in financing arrangements, including the conversion of certain related party liabilities into Parent Net Investment and stock-based compensation; and (v) corporate cost allocations.

Revenue Recognition

Revenues are recognized when title passes to the customers and the price is fixed and determinable. For domestic coal sales, this generally occurs when coal is loaded at the mine or at offsite storage locations. For export coal sales, this generally occurs when coal is loaded onto marine vessels at terminal locations. Coal contract price per ton are fixed and determinable prior to the passage of coal title. Except for normal quality adjustments and positive electric power price related adjustments, none of the Company’s coal sales contracts allow for retroactive adjustments to pricing after title to the coal has passed. These adjustments were not material for any of the periods presented. Revenues for coal sold that relate to production under royalty contracts are recorded on a gross basis.

Freight Revenue and Expense

Shipping and handling costs invoiced to coal customers and paid to third-party carriers are recorded as Freight-Outside Coal revenue and Freight Expense, respectively.

Concentration of Credit Risk and Major Customers

The Predecessor markets its high-Btu bituminous thermal coal primarily to electric utilities in the eastern United States, its core market. The Predecessor derived a significant portion of its revenues from two customers who represented at least 10% of its total coal sales revenues for the six months ended June 30, 2017 and 2016. As of June 30, 2017, the Predecessor had approximately seven sales agreements with these customers that expire at various times between 2017 and 2018.

Contingencies

From time to time, the Predecessor is subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations (including environmental remediation), employment and contract disputes, and other claims and actions, arising out of the normal course of business. Liabilities are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Estimates are developed through consultation with legal counsel involved in the defense of these matters and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Legal fees associated with defending these various lawsuits and claims are expensed when incurred.

Recent Accounting Pronouncements

In May 2017, the FASB issued Update 2017-09 - Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting, which reduces diversity in practice and cost and complexity when applying the guidance in this Topic to a change to the terms or conditions of a share-based payment award. The amendments in this Update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in the Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, and should be applied prospectively to an award modified on or after the adoption date. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on CONSOL Mining Corporation’s financial statements.

In March 2017, the FASB issued Update 2017-07 - Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which improves the presentation of net periodic pension cost and net periodic postretirement benefit cost. The amendments in the Update require that an employer report the service cost component in the same line item as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented separately from the service cost component and outside a subtotal of income from operations, if one is presented. Because CONSOL Mining Corporation does not present an income from operations subtotal, that requirement is not applicable. Additionally, the Predecessor’s service cost component is deemed immaterial, and therefore, the other components of net benefit cost will not be presented separately. For public entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year for which financial statements have not been issued. The adoption of this guidance is not expected to have an impact on CONSOL Mining Corporation’s financial statements.

In August 2016, the FASB issued Update 2016-15 - Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments relate to debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, and beneficial interests in securitization transactions. The Update also states that, in the absence of specific guidance for cash receipts and payments that have aspects of more than one class of cash flows, an entity should classify each separately identifiable source or use within the cash receipts and payments on the basis of their nature in financing, investing, or operating activities. In situations in which cash receipts or payments cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. The amendments in the Update will be applied using a retrospective transition method to each period presented and, for public entities, are effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Management is currently evaluating the impact this guidance may have on CONSOL Mining Corporation’s financial statements.

In May 2014, the FASB issued Update 2014-09 - Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605 - Revenue Recognition and most industry-specific guidance throughout the Industry Topics of the Codification. The objective of the amendments in this Update is to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and

International Financial Reporting Standards (IFRS). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and should disclose sufficient information, both qualitative and quantitative, to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The following updates to Topic 606 were made during 2016:

•

In March 2016, the FASB issued Update 2016-08 - Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how an entity determines whether it is a principal or an agent for goods or services promised to a customer as well as the nature of the goods or services promised to their customers.

•

In April 2016, the FASB issued Update 2016-10 - Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, which seeks to address implementation issues in the areas of identifying performance obligations and licensing.

•

In May 2016, the FASB issued Update 2016-12 - Revenue from Contracts with Customers: Narrow Scope Improvements and Practical Expedients, which seeks to address implementation issues in the areas of collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition.

•

In December 2016, the FASB issued Update 2016-20 - Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes amendments related to loan guarantee fees, contract costs, provisions for losses on construction and production-type contracts, scope, disclosures, contract modification, contract asset versus receivable, refund liability and advertising costs.

The new standards are effective for annual reporting periods beginning after December 15, 2017, with the option to adopt as early as annual reporting periods beginning after December 15, 2016. Management continues to evaluate the impacts that these standards will have on CONSOL Mining Corporation’s financial statements, specifically as it relates to contracts that contain positive electric power price related adjustments. CONSOL Mining Corporation anticipates using the modified retrospective approach to adoption as it relates to ASU 2014-09.

In February 2016, the FASB issued Update 2016-02 - Leases (Topic 842), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Update 2016-02 does retain a distinction between finance leases and operating leases, which is substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. Retaining this distinction allows the recognition, measurement and presentation of expenses and cash flows arising from a lease to not significantly change from previous GAAP. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities, but to recognize lease expense on a straight-line basis over the lease term. For both financing and operating leases, the right-to-use asset and lease liability will be initially measured at the present value of the lease payments in the statement of financial position. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Management is currently evaluating the impact this guidance may have on CONSOL Mining Corporation’s financial statements.

Subsequent Events

Events and transactions subsequent to the balance sheet date have been evaluated through September 7, 2017, the date these financial statements were issued, for potential recognition in the financial statements or disclosure in the accompanying footnotes.

NOTE 3—RELATED PARTY TRANSACTIONS:

During the six months ended June 30, 2017 and 2016 and the year ended December 31, 2016, the Predecessor’s related parties included CONSOL Energy and its subsidiaries.

The unaudited Combined Statements of Income include expense allocations for certain corporate functions historically performed by CONSOL Energy, including allocations of stock-based compensation and general corporate expenses related to legal, treasury, human resources, information technology and other administrative services. Those allocations, which are included in Selling, General and Administrative Costs in the unaudited Combined Statements of Income, were based primarily on specific identification, head counts and coal tons produced. Also, the Predecessor used centralized cash management activities at CONSOL Energy for collections and payments related to normal course of business accounts receivable and payments for goods and services. The balance of any receivable/payable from CONSOL Energy and other affiliates are presented as contributions/distributions in these unaudited combined financial statements.

The Predecessor believes that transactions with related parties, other than certain transactions with CONSOL Energy related to administrative services, were conducted on terms comparable to those with unrelated parties and would not have been materially different had they been calculated on a stand-alone basis. However, such expenses may not be indicative of the actual level of expense that the Predecessor would have incurred if it had operated as an independent, publicly-traded company or of the costs expected to be incurred in the future. It would be impracticable to estimate what the costs related to administrative services provided by CONSOL Energy would have been with an unrelated third party.

In September 2016, CNXC and its wholly owned subsidiary, CNX Thermal Holdings LLC (CNX Thermal), entered into a Contribution Agreement with CONSOL Energy, Consol Pennsylvania Coal Company LLC and Conrhein Coal Company (the Contributing Parties) under which CNX Thermal acquired an additional 5% undivided interest in and to the Pennsylvania Mine Complex, in exchange for (i) cash consideration in the amount of $21,500 and (ii) CNXC’s issuance of 3,956,496 Class A Preferred Units representing limited partner interests in CNXC at an issue price of $17.01 per Class A preferred Unit (the “Class A Preferred Unit Issue Price”), or an aggregate $67,300 in equity consideration. The Class A Preferred Unit Issue Price was calculated as the volume-weighted average trading price of CNXC’s common units (the “Common Units”) over the trailing 15-day trading period ending on September 29, 2016 (or $14.79 per unit), plus a 15% premium.

In connection with the PAMC acquisition, in September 2016, the General Partner and CNXC entered into the First Amended and Restated Omnibus Agreement (the “Amended Omnibus Agreement”) with CONSOL Energy and certain of its subsidiaries. Under the Amended Omnibus Agreement, CONSOL Energy indemnified CNXC for certain liabilities. The Amended Omnibus Agreement also amended CNXC’s obligations to CONSOL Energy with respect to the payment of an annual administrative support fee and reimbursement for the provisions of certain management and operating services provided, in each case to reflect structural changes in how those services are provided to CNXC by CONSOL Energy.

Charges for services from CONSOL Energy include the following:

	For the Six Months Ended June 30,
	2017	2016
Operating and Other Costs	$1,739	$2,536
Selling, General and Administrative Expenses	1,454	2,305

Total Services from CONSOL Energy	$3,193	$4,841

At June 30, 2017 and December 31, 2016, CNXC had a net payable to CONSOL Energy in the amount of $2,196 and $1,666, respectively. This payable includes reimbursements for business expenses, executive fees, stock-based compensation and other items under the omnibus agreement.

NOTE 4—LONG-TERM DEBT:

	June 30, 2017	December 31, 2016
Debt:
Revolving Credit Facility - CNX Coal Resources LP	$190,000	$201,000
MEDCO Revenue Bonds in Series due September 2025 at 5.75%	102,865	102,865
Advance Royalty Commitments (7.73% Weighted Average Interest Rate)	2,678	2,678
Less: Unamortized Debt Issuance Costs	3,826	4,343

	$291,717	$302,200
Less: Amounts Due in One Year*	373	373

Long-Term Debt	$291,344	$301,827

* Excludes current portion of Capital Lease Obligations of $3,270 and $3,703 at June 30, 2017 and December 31, 2016, respectively.

NOTE 5—PROPERTY, PLANT AND EQUIPMENT:

The Predecessor’s property, plant and equipment consist of the following:

	June 30, 2017	December 31, 2016
Plant and Equipment	$2,696,928	$2,680,453
Airshafts	384,959	381,755
Coal Properties and Surface Lands	861,141	861,048
Mine Development	344,140	344,139
Advance Mining Royalties	326,772	326,000

Total Property, Plant and Equipment	4,613,940	4,593,395
Less Accumulated Depreciation, Depletion and Amortization	2,495,546	2,413,125

Total Property, Plant and Equipment, Net	$2,118,394	$2,180,270

NOTE 6—OTHER ACCRUED LIABILITIES:

	June 30, 2017	December 31, 2016
Subsidence liability	$108,838	$104,437
Accrued payroll and benefits	19,360	17,326
Litigation	12,215	12,532
Equipment lease rental	11,624	15,286
Deferred revenue	8,803	10,520
Accrued other taxes	7,223	12,732
Short-term incentive compensation	2,163	6,073
Other	19,873	21,986
Current portion of long-term liabilities:
Postretirement benefits other than pensions	42,220	40,611
Asset retirement obligations	28,675	26,259
Workers’ compensation	12,809	13,596
Pneumoconiosis benefits	9,590	10,763

Total Other Accrued Liabilities	$283,393	$292,121

NOTE 7—PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (“OPEB”):

Components of Net Periodic Benefit (Credit) Cost are as follows:

	Pension Benefits		Other Post-Employment Benefits
	For the Six Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
Service Cost	$1,518	$777	$—	$—
Interest Cost	12,242	13,045	11,972	12,121
Expected Return on Plan Assets	(21,191)	(23,738)	—	—
Amortization of Prior Service Credits	(120)	(120)	(1,203)	—
Recognized Net Actuarial Loss	3,910	3,467	11,556	9,584
Settlement Loss	—	13,696	—	—

Net Periodic Benefit (Credit) Cost	$(3,641)	$7,127	$22,325	$21,705

According to the Defined Benefit Plans Topic of the FASB Accounting Standards Codification, if the lump sum distributions made during a plan year, which for CONSOL Mining Corporation is January 1 to December 31, exceed the total of the projected service cost and interest cost for the plan year, settlement accounting is required. Lump sum payments exceeded this threshold during the six months ended June 30, 2016. Accordingly, CONSOL Mining Corporation recognized settlement expense of $13,696 for the six months ended June 30, 2016 in Operating and Other Costs in the unaudited Combined Statements of Income. The settlement charges resulted in a remeasurement of the pension plan.

NOTE 8—COAL WORKERS’ PNEUMOCONIOSIS (CWP) AND WORKERS’ COMPENSATION:

Components of Net Periodic Benefit Cost are as follows:

	CWP		Workers’ Compensation
	For the Six Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
Service Cost	$2,259	$2,244	$2,867	$3,733
Interest Cost	2,025	2,176	1,160	1,250
Amortization of Actuarial Gain	(3,816)	(2,571)	(299)	(198)
Administrative Fees	303	—	270	—
State Administrative Fees and Insurance Bond Premiums	—	—	1,360	1,665
Curtailment Gain	—	(1,307)	—	—

Net Periodic Benefit Cost	$771	$542	$5,358	$6,450

NOTE 9—COMMITMENTS AND CONTINGENCIES:

The Predecessor is subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations including environmental remediation, employment and contract disputes and other claims and actions arising out of the normal course of business. The Predecessor accrues the estimated loss for these lawsuits and claims when the loss is probable and reasonably estimable. The Predecessor’s current estimated accruals related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of the Predecessor. It is possible that the aggregate loss in the future with respect to these lawsuits and claims could ultimately be material to the Predecessor’s financial position, results of operations or cash flows;

however, such amounts cannot be reasonably estimated. The amount claimed against the Predecessor is disclosed below when an amount is expressly stated in the lawsuit or claim, which is not often the case.

Fitzwater Litigation: Three nonunion retired coal miners have sued CONSOL Energy Inc., Fola Coal Company (AMVEST), Consolidation Coal Company and CONSOL of Kentucky Inc. (COK) in West Virginia Federal Court alleging ERISA violations in the termination of retiree health care benefits. The Plaintiffs contend they relied to their detriment on oral statements and promises of “lifetime health benefits” allegedly made by various members of management during Plaintiffs’ employment and that they were allegedly denied access to Summary Plan Documents that clearly reserved to the Company the right to modify or terminate the CONSOL Energy Inc. Retiree Health and Welfare Plan. Pursuant to plaintiffs amended complaint filed on April 24, 2017, plaintiffs request that retiree health benefits be reinstated and seek to represent a class of all nonunion retirees who were associated with AMVEST and COK areas of operation. The Predecessor believes it has meritorious defense and intends to vigorously defend this suit.

Casey Litigation: The Company has become aware of (but not served with) a Complaint filed on August 23, 2017, on behalf of two nonunion retired coal miners against Parent, CONSOL Buchanan Mining Co., Inc. and Consolidation Coal Company in West Virginia Federal Court alleging ERISA violations in the termination of retiree health care benefits. Filed by the same lawyers who filed the Fitzwater litigation, and raising nearly identical claims, the Plaintiffs contend they relied to their detriment on oral promises of “lifetime health benefits” allegedly made by various members of management during Plaintiffs’ employment and that they were not provided with copies of Summary Plan Documents clearly reserving to the Company the right to modify or terminate the Retiree Health and Welfare Plan. Plaintiffs request that retiree health benefits be reinstated for them and their dependents and seek to represent a class of all nonunion retirees of any Parent subsidiary that operated or employed individuals in McDowell or Mercer Counties, West Virginia, or Buchanan or Tazewell Counties, Virginia whose retiree welfare benefits were terminated.

Other Matters: The Predecessor is a defendant in certain other legal proceedings arising out of the conduct of its business. In the opinion of management, based upon an investigation of these matters and discussion with legal counsel, the ultimate outcome of such other legal proceedings and compliance reviews, individually and in the aggregate, is not expected to have a material adverse effect on the Predecessor’s financial position, results of operations or liquidity.

Employee-related financial guarantees have primarily been provided to support the United Mine Workers’ of America’s 1992 Benefit Plan and various state workers’ compensation self-insurance programs. Environmental financial guarantees have primarily been provided to support various performance bonds related to reclamation and other environmental issues. Coal and other financial guarantees have primarily been provided to support various sales contracts. Other guarantees have been extended to support insurance policies, legal matters, full and timely payments of mining equipment leases, and various other items necessary in the normal course of business.

At June 30, 2017, the Predecessor has provided the following financial guarantees, unconditional purchase obligations and letters of credit to certain third parties, as described by major category in the following table. These amounts represent the maximum potential of total future payments that the Predecessor could be required to make under these instruments. These amounts have not been reduced for potential recoveries under recourse or collateralization provisions. Generally, recoveries under reclamation bonds would be limited to the extent of the work performed at the time of the default. No amounts related to these financial guarantees and letters of credit are recorded as liabilities in the financial statements. CONSOL Mining Corporation management believes that these guarantees will expire without being funded, and therefore the commitments will not have a material adverse effect on financial condition.

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	Beyond 5 Years
Letters of Credit:
Employee-Related	$83,836	$39,934	$43,902	$—	$—
Environmental	998	998	—	—	—
Other	9,847	5,555	4,292	—	—

Total Letters of Credit	94,681	46,487	48,194	—	—

Surety Bonds:
Employee-Related	112,460	112,460	—	—	—
Environmental	506,200	500,502	5,698	—	—
Other	11,840	11,357	482	1	—

Total Surety Bonds	630,500	624,319	6,180	1	—

Guarantees:
Other	38,373	10,227	16,426	10,840	880

Total Guarantees	38,373	10,227	16,426	10,840	880

Total Commitments	$763,554	$681,033	$70,800	$10,841	$880

The Predecessor regularly evaluates the likelihood of default for all guarantees based on an expected loss analysis and records the fair value, if any, of its guarantees as an obligation in the combined financial statements.

NOTE 10—SEGMENT INFORMATION:

CONSOL Mining Corporation consists of one principal business division: Pennsylvania Mining Complex (PAMC). The principal activities of the PAMC division are mining, preparation and marketing of thermal coal, sold primarily to power generators. It also includes selling, general and administrative activities, as well as various other activities assigned to the PAMC division.

CONSOL Mining Corporation’s Other division includes expenses from various corporate and diversified business activities that are not allocated to the PAMC division. The diversified business activities include coal terminal operations, closed and idle mine activities, selling, general and administrative activities, as well as various other non-operated activities, none of which are individually significant to the Predecessor.

Industry segment results for the six months ended June 30, 2017 are:

	PAMC	Other	Adjustments and Eliminations	Combined
Sales—Outside	$620,155	$—	$—	$620,155
Other Outside Sales	—	27,742	—	27,742
Freight—Outside	30,045	—	—	30,045

Total Sales and Freight	$650,200	$27,742	$—	$677,942

Earnings Before Income Tax	$110,658	$7,049	$—	$117,707

Segment Assets	$1,938,811	$687,799	$—	$2,626,610

Depreciation, Depletion and Amortization	$83,703	$(5,442)	$—	$78,261

Capital Expenditures	$21,888	$1,341	$—	$23,229

Industry segment results for the six months ended June 30, 2016 are:

	PAMC	Other	Adjustments and Eliminations	Combined
Sales—Outside	$476,726	$—	$—	$476,726
Other Outside Sales	—	15,767	—	15,767
Freight—Outside	24,557	—	—	24,557

Total Sales and Freight	$501,283	$15,767	$—	$517,050

Earnings (Loss) Before Income Tax	$45,847	$(23,255)	$—	$22,592

Segment Assets	$2,038,366	$719,804	$—	$2,758,170

Depreciation, Depletion and Amortization	$82,964	$(4,988)	$—	$77,976

Capital Expenditures	$26,003	$1,203	$—	$27,206

Reconciliation of Segment Information to Combined Amounts:

Earnings Before Income Tax:

	For the Six Months Ended June 30,
	2017	2016
Segment Income Before Income Taxes for reportable business segments	$125,673	$29,088
Less: Interest expense	7,966	6,496

Earnings Before Income Tax	$117,707	$22,592

NOTE 11—MISCELLANEOUS OTHER INCOME:

	For the Six Months Ended June 30,
	2017	2016
Royalty Income - Non-Operated Coal	$12,193	$4,433
Rental Income	11,133	17,623
Purchased Coal Sales	6,098	604
Interest Income	1,047	423
Right of Way Issuance	994	5,581
Contract Buyout	—	6,288
Other	1,329	1,181

Miscellaneous Other Income	$32,794	$36,133

NOTE 12—INCOME TAXES:

The effective tax rate for the six months ended June 30, 2017 and 2016 was 17.6% and (1.0%), respectively. The fluctuation in the effective tax rates is primarily attributable to the impact of the percentage of depletion on the respective period’s pre-tax income.

The effective rate for the six months ended June 30, 2017 and 2016 differs from the U.S. federal statutory rate of 35% primarily due to the income tax benefit for excess percentage depletion.